As filed with the Securities and Exchange Commission on November 14, 2006
Registration No. 333-136279

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

US BioEnergy Corporation
(Exact Name of Registrant as Specified in its Charter)

South Dakota	2860	20-1811472
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
5500 Cenex Drive
Inver Grove Heights, MN 55077
(651) 355-8300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregory S. Schlicht
Vice President, General Counsel and Corporate Secretary
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, MN 55077
(651) 355-8300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Brian W. Duwe Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, IL 60606 (312) 407-0700	Paul L. Choi Sidley Austin LLP One South Dearborn Street Chicago, IL 60603 (312) 853-7000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
	Aggregate Offering	Amount of
Title of Each Class of Securities to be Registered	Price(1)(2)	Registration Fee(3)

Common stock, par value $0.01 per share	$300,000,000	$32,100

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933.

(2)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.

(3)	Previously paid.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	, 2006

                             Shares
Common Stock

This is the initial public offering of our common stock. No public market currently exists for our common stock. We are offering                      shares of our common stock. We expect the public offering price to be between $          and $           per share.
We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “USBE.”
Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 12 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional                      shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                    , and our total proceeds, before expenses, will be $                    .
The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about                     , 2006.

UBS Investment Bank	Credit Suisse	Piper Jaffray

William Blair & Company	A.G. Edwards

DECLARE YOUR INDEPENDENCE OFFICES US BioEnergy Executive Offices Inver Grove Heights, MN US BioEnergy Corporate Headquarters Brookings, SD UBE Services and Ingredients Wichita, KS PLANTS Platte Valley In Operation | Central City, NE Woodbury Under Construction | Lake Odessa, MI Albert City Under Construction | Albert City, IA Val-E Under Construction | Ord, NE Hankinson In Development | Hankinson, ND Dyersville In Development | Dyersville, IA Grinnell In Development | Grinnell, IA Janesville In Development | Janesville, MN Springfield In Development | Springfield, MN

You should rely only on the information contained in this prospectus or in any free writing prospectus. We and the underwriters have not authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current as of the date of this prospectus.
Until                     , 2006 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The US BioEnergy logo, Solomontm and Provistatm are trademarks or service marks of US BioEnergy Corporation. All other trademarks and service marks appearing in this prospectus are the property of their respective holders.

i

Prospectus summary
This summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. This prospectus includes information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus in its entirety.
Unless the context requires otherwise, the words “US BioEnergy,” “we,” “company,” “us” and “our” refer to US BioEnergy Corporation and its subsidiaries. We generally refer to our facilities by their location: the Albert City facility in Albert City, Iowa; the Woodbury facility in Woodbury township near Lake Odessa, Michigan; the Ord facility in Ord, Nebraska; the Hankinson facility in Hankinson, North Dakota; the planned Janesville facility in Janesville, Minnesota; the planned Grinnell facility in Grinnell, Iowa; the planned Dyersville facility in Dyersville, Iowa; and the planned Springfield facility in Springfield, Minnesota. We refer to the facility located in Central City, Nebraska as our Platte Valley facility.
Each of our ethanol plants has a nameplate capacity, which represents the production capacity specified in the applicable design-build agreement for the plant. Each of our planned 100 million gallons per year, or mmgy, plants has a 100 mmgy nameplate capacity. Our existing and planned 50 mmgy plants have a nameplate capacity of either 40 or 45 mmgy. Based on our experience, a facility with nameplate capacity of 40 or 45 mmgy can be expected to produce approximately 50 mmgy. For the twelve months ended September 30, 2006, our Platte Valley 40 mmgy nameplate capacity plant produced 48.2 million gallons of ethanol and has operated at a rate in excess of 50 mmgy since July 2006.
All references in this prospectus to gallons of ethanol are to gallons of denatured ethanol. Denatured ethanol is ethanol blended with approximately 5% denaturant, such as gasoline, to render it undrinkable and thus not subject to alcoholic beverage taxes.
OUR COMPANY
We are a rapidly growing producer and marketer of ethanol and distillers grains. We also market ethanol and distillers grains produced by, and provide facilities management and marketing services to, other ethanol producers. We sell ethanol to refining and marketing companies in the U.S. primarily as a gasoline additive. We currently sell distillers grains to livestock operators and marketing companies in the U.S.
We were founded in October 2004 by Gordon Ommen and Ron Fagen. Our three largest shareholders are: Capitaline Advisors, LLC, an investment management firm, and its affiliates, collectively controlled by Gordon Ommen; Ron Fagen, the founder, Chairman and Chief Executive Officer of Fagen, Inc., the leading builder of ethanol plants in the U.S.; and CHS Inc., a Fortune 500 company and the largest grain marketer and energy cooperative in the U.S.
Our products
We currently own and operate two ethanol plants. We are in the process of expanding one of these facilities, and we have three additional ethanol plants under construction. Upon completion of these initiatives, we will own and operate five plants with a combined ethanol production capacity of 400 million gallons per year, or mmgy. We also have four ethanol plants in development that we believe will have a combined production capacity of 300 mmgy. Based on data published by the Renewable Fuels Association, or RFA, the national trade association for the U.S. ethanol industry, regarding ethanol production facilities in operation or under construction, we believe that our expansion plans will make us one of the largest ethanol producers in the U.S. by the end of 2006.

The following table sets forth a summary of our ethanol plants that are currently in operation or under construction as of October 31, 2006:

	In operation		Under construction

Platte Valley
	Platte Valley	Woodbury	Albert City	Expansion	Ord	Hankinson(1)	Total

Location	Central City, Nebraska	Lake Odessa, Michigan	Albert City, Iowa	Central City, Nebraska	Ord, Nebraska	Hankinson, North Dakota
Actual/Estimated Production Start Date	May 2004	September 2006	December 2006	December 2006	May 2007	Q1 2008
Current Ethanol Production Capacity (mmgy)	50	50					100
Ethanol Production Capacity Under Construction (mmgy)			100	50	50	100	300
Builder	Fagen	Fagen	Fagen	Fagen	Fagen	Fagen

(1)	We commenced site preparation activities in September 2006. We expect Fagen to be mobilized at this site by the end of 2006.
We currently have four planned facilities that are either in the permitting or development stage. The following table sets forth a summary of these planned facilities:

In development

Total in
	Dyersville	Grinnell	Janesville	Springfield	development

Location	Dyersville, Iowa	Grinnell, Iowa	Janesville, Minnesota	Springfield, Minnesota
Ethanol Production Capacity (mmgy)	100	50(1)	100	50	300
Expected Construction Start Date	Q4 2006	Q2 2007	Q2 2007	Q4 2007

(1)	Represents 50% of the 100 mmgy ethanol production capacity of the planned Grinnell facility. We have entered into a letter of intent with Big River Resources, LLC to jointly develop this facility. Under the terms of this letter of intent, we will each own a 50% interest in the Grinnell facility.
We are also evaluating several additional projects. We have identified a number of potential sites for these projects and are currently conducting feasibility studies on these sites.
We have entered into design-build agreements with Fagen, Inc. for each of our facilities under construction and our Platte Valley expansion. In addition, we have entered into design-build agreements with Fagen for our planned Dyersville and Janesville facilities. We have also entered into a master design-build agreement with Fagen that provides build slots for our other facilities in development and another master design-build agreement with Fagen that provides us with a number of additional build slots through 2010. Together, these master design-build agreements provide us with build slots for each of our facilities in development or under evaluation.

Our services
We provide management services to third-party ethanol producers. In addition, we have agreements to provide distillers grains and ethanol marketing services for our ethanol production facilities as well as to third-party biofuels producers. These services are provided through our subsidiaries as follows:
UBE Services: We provide grain procurement, risk consulting and facilities management services to third-party ethanol producers and currently provide, or have entered into agreements to provide, one or more of these services to eight ethanol plants with an aggregate capacity in production or under construction of approximately 475 mmgy.
UBE Ingredients: We intend to market all of our dried distillers grains production. For the twelve months ended September 30, 2006, we marketed in excess of 2.3 million tons of distillers grains on behalf of 12 third-party ethanol producers. We distribute distillers grains principally by rail to livestock operations across the U.S.
Provista: We market our ethanol as well as ethanol and biodiesel produced by third-parties through Provista Renewable Fuels Marketing, LLC, or Provista, a joint venture between CHS Inc. and us. At present, Provista provides marketing services for our ethanol production facilities and four third-party biofuels producers.
COMPANY HISTORY
We were incorporated in South Dakota in October 2004. Since our formation, we have focused on building the necessary resources, infrastructure and production capacity with a goal of becoming one of the leading ethanol producers in the U.S. Our acquisition in May 2005 of United Bio Energy, LLC, a provider of ethanol and distillers grains marketing, grain procurement, risk consulting and facilities management services to third-party ethanol producers, was a key step in that process. United Bio Energy commenced operations in January 2004 following a combination of Fagen Management, LLC’s third-party ethanol plant management business and ICM Marketing, Inc.’s distillers grains marketing business.

The following table sets forth a summary of significant milestones in our history:

Date	Initiative

October 2004	We were founded by Gordon Ommen and Ron Fagen
November 2004	We announced plans to develop and construct a 100 mmgy ethanol plant near Albert City, Iowa
April 2005	We acquired Superior Corn Products, LLC, a company organized to develop, own and operate a 50 mmgy ethanol plant near Woodbury township, Michigan
May 2005	We acquired United Bio Energy, LLC and established our services business
October 2005	We announced plans to develop and construct a 100 mmgy ethanol plant near Janesville, Minnesota
November 2005	CHS made an initial investment of $35 million in our company
March 2006	We acquired Gold Energy, LLC, a company organized to develop, own and operate a 100 mmgy ethanol plant near Hankinson, North Dakota
We formed an ethanol marketing joint venture with CHS
April 2006	We acquired Platte Valley Fuel Ethanol, LLC, which owns and operates a 50 mmgy ethanol plant near Central City, Nebraska
We acquired Val-E Ethanol, LLC, a company organized to develop, own and operate a 50 mmgy ethanol plant near Ord, Nebraska
We announced plans to develop and construct an ethanol plant near Springfield, Minnesota
May 2006	We entered into a letter of intent with Big River Resources, LLC to form a joint venture to construct a 100 mmgy ethanol plant near Grinnell, Iowa
June 2006	We announced plans to develop our Solomontm brand of distillers grains
July 2006	We announced plans to develop and construct a 100 mmgy ethanol plant near Dyersville, Iowa
September 2006	Our 50 mmgy Woodbury facility began operations
October 2006	We announced plans to evaluate the development and construction of a 100 mmgy ethanol plant near Guymon, Oklahoma
We have included a diagram showing our corporate structure as of October 31, 2006 on page 87 of this prospectus.

COMPETITIVE STRENGTHS
Our competitive strengths include:

➢	Close relationship with Fagen, Inc., the leading builder of ethanol plants in the U.S. We believe that our close relationship with Fagen, Inc. will allow us to add new ethanol production capacity faster than many of our competitors. Ron Fagen, the founder, Chairman and Chief Executive Officer of Fagen, Inc., beneficially owns approximately 25.3% of our common stock ( % after the completion of this offering assuming the underwriters’ over-allotment option is not exercised). We believe that Fagen, Inc. has constructed over 65% of the ethanol production capacity built in the U.S. over the past six years. We have entered into design-build agreements with Fagen that provide us with build slots for each of our facilities in development or under evaluation. We believe that our relationship with Fagen and our access to committed build slots through our master design-build agreements with Fagen provide us with a key advantage over those of our competitors that have not secured construction agreements for their announced capacity expansions.

➢	Significant logistics, infrastructure and marketing support from CHS, a major marketer of grain and fuel products. CHS Inc., a Fortune 500 company and the largest grain marketer and energy cooperative in the U.S., has an aggregate of $105.0 million invested in our common stock and currently owns approximately 25.6% of our common stock ( % after the completion of this offering assuming the underwriters’ over-allotment option is not exercised). As our joint venture partner in Provista, CHS provides us with significant logistics and infrastructure support, including access to their rail transportation network, private truck fleet, fuel product pipelines and terminals. We also benefit from access to CHS’s grain procurement expertise and extensive refined fuels distribution system. We believe that the logistics, infrastructure and marketing support we receive from CHS allows us to broaden our customer and supplier networks, which in turn enables us to improve our access to low-cost corn and enhance our price realization.

➢	Established marketing, facilities management and consulting services businesses. Together with its predecessor businesses, UBE Services has been providing grain procurement, risk consulting and facilities management services to third-party ethanol producers for over two years, and UBE Ingredients has been providing distillers grains marketing services to third-party ethanol producers for over six years. Prior to the formation of the Provista joint venture with CHS, our ethanol marketing business marketed ethanol for third-party ethanol producers for over two years. We believe that our experience marketing ethanol and distillers grains will allow us to realize higher prices for our products than our competitors that do not have marketing operations. We believe that our facilities management and consulting services business allows us to develop highly qualified operations management as well as identify facilities that could be future partners for us.

➢	Geographically diverse operations. We currently have nine plants in operation, under construction or in development located in five different states. We believe that our geographically diverse operations will minimize our exposure to fluctuations in any one feedstock market and maximize our access to potential customers relative to our competitors with geographically concentrated operations.

BUSINESS STRATEGY
Key elements of our business strategy include:

➢	Grow operations to achieve one billion gallons of annual ethanol production capacity in 2009. We have seven ethanol plants under construction or in development that, together with our Woodbury facility and our expanded Platte Valley facility, we believe will have a combined annual production capacity of 700 mmgy in 2008. We have identified additional plant development and acquisition opportunities that we believe will allow us to grow our annual ethanol production capacity to one billion gallons in 2009. We believe that increasing the size and scale of our operations will create significant value for our shareholders.

➢	Pursue selective acquisitions. Our industry is highly fragmented with a significant number of producers that operate only one plant and may not have the financial or management resources required to grow their businesses. We will seek to acquire smaller producers that meet our operational and financial criteria for acquisitions. We believe that our commitment to local farmer groups and cooperatives located throughout the Midwest will facilitate the execution of our acquisition strategy.

➢	Pursue low-cost operations strategy. We believe we are positioned to become one of the lowest cost producers of ethanol due to our expected large scale, diverse geographic footprint, state-of-the-art technology, established marketing platform and management expertise. We believe that our facilities are strategically sited near natural gas lines and abundant, low-cost corn supplies with comprehensive access to the on-road and rail transportation infrastructure, reducing our transportation costs and diversifying our corn supply. We use Fagen construction and the latest ICM design technology, which we believe delivers higher corn-to-ethanol conversion yields compared to some older facilities. We also believe that our expected geographic footprint will allow us to market and distribute our products more efficiently than some of our less-diversified competitors.

➢	Develop premium branded products. Our strategy is to develop premium branded products that are differentiated from our competitors’ products. If we are successful in our efforts, we believe that we will be able to sell our products at higher prices than our competitors that sell generic products.

➢	Expand our third-party ethanol and distillers grains marketing business. Through Provista and UBE Ingredients, we intend to grow our marketing business by building relationships with new biofuels producers.
ETHANOL INDUSTRY
In North America, ethanol is produced mainly from corn and is primarily used as a gasoline fuel additive to increase gasoline’s octane rating and is increasingly being used as a blendstock. According to the RFA, U.S. ethanol production was approximately 4 billion gallons in 2005, which accounted for approximately 3% of the total U.S. gasoline fuel supply. As a gasoline blendstock, ethanol functions as an octane enhancer, a clean air additive and a fuel extender. Ethanol is also a primary blendstock for an emerging E85 fuel, which consists of up to 85% ethanol and at least 15% conventional gasoline and can be consumed by approximately six million Flexible Fuel Vehicles estimated to be on the road in the U.S.
We believe the ethanol industry will grow as a result of the following factors:

➢	Favorable production economics relative to gasoline. We believe that ethanol currently represents an economically attractive source of fuel because the costs incurred by ethanol producers in producing a gallon of ethanol are now significantly lower than the costs incurred by refiners to produce a gallon of gasoline.

➢	Phase-out of MTBE. In recent years, as a result of health and environmental concerns, many states have banned or significantly limited the use of methyl tertiary butyl ether, or MTBE. Ethanol is being used by many refiners as a substitute for MTBE due to its favorable production economics, high octane rating and clean-burning characteristics.

➢	Shortage of domestic petroleum refining capacity. By adding ethanol to gasoline fuel stock, refiners are able to increase the volume of fuel available for sale, and therefore produce more fuel from a barrel of oil and increase their ability to meet demand. We believe that increased pressure on domestic fuel refining capacity will result in greater demand for ethanol.

➢	Federally mandated renewable fuel usage. Adopted as part of the Energy Policy Act, the Renewable Fuels Standard, or RFS, established minimum nationwide levels of renewable fuels to be included in gasoline.

➢	Geopolitical concerns with reliance on imported fuels. Political unrest and attacks on oil infrastructure in the major oil producing nations, particularly those located in the Middle East, have added a “risk premium” to world oil prices. Ethanol, a domestic, renewable source of energy, is reducing U.S. dependence on foreign oil.
RISK FACTORS
Our business involves various risks, including: our ability to implement our expansion strategy as planned or at all; the volatility and uncertainty of commodity prices; changes in current legislation or regulations that affect ethanol supply and demand; changes in ethanol supply and demand; our ability to compete effectively in the ethanol industry; our limited operating history and history of operating losses; our ability to successfully locate and integrate future acquisitions; development of infrastructure related to the sale and distribution of ethanol; the results of our hedging transactions; operational difficulties at our ethanol plants; the adverse effect of environmental, health and safety laws, regulations and liabilities; our less than 100% ownership of and control over certain assets used in our business; our ability to provide services to competing third-party producers; disruptions to infrastructure or in the supply of raw materials; the limited use of our historical financial information in evaluating our performance; the division of our management’s time and energy among our different ethanol plants; competition for qualified personnel in the ethanol industry; our ability to keep pace with technological advances; the restrictive covenants in our debt financing agreements; the material weakness and reportable conditions identified in our internal controls; and our status as a holding company. See “Risk factors” beginning on page 12. You should carefully consider the information in the “Risk factors” section and all other information included in this prospectus before investing in our common stock.
OUR CORPORATE INFORMATION
Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, and our telephone number is (651) 355-8300. We maintain an Internet website at www.usbioenergy.net. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

The offering

Common stock we are offering	shares

Common stock to be outstanding immediately after this offering	shares

Use of proceeds	We estimate that the net proceeds from this offering after expenses will be approximately assuming an initial public offering price of per share. We intend to use the net proceeds from this offering to finance a portion of the construction costs of our Hankinson, Dyersville, Grinnell, Janesville and Springfield facilities, to prepay approximately $6.8 million of outstanding subordinated debt, including interest and prepayment penalties, and for general corporate purposes. See “Use of proceeds.”

Proposed NASDAQ Global Market symbol	“USBE”
The number of shares of our common stock outstanding after this offering is based on approximately            shares outstanding as of           . Unless otherwise indicated, all information in this prospectus assumes that we have completed a           -for-                    reverse split of our common stock before the closing of this offering.
The number of shares of our common stock to be outstanding immediately after this offering excludes:

➢	shares of our common stock issuable upon exercise of options outstanding as of , at a weighted average exercise price of per share, of which options to purchase shares were exercisable as of that date;

➢	shares of our common stock available for future grant under our 2006 Stock Incentive Plan as of and shares of our common stock that may be purchased under our 2006 Stock Purchase Plan as of ; and

➢	shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any.
Unless otherwise indicated, all information in this prospectus:

➢	assumes the issuance and sale of shares of our common stock in the offering at the initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus; and

➢	assumes no exercise by the underwriters of their option to purchase up to shares of our common stock in this offering to cover over-allotments.

Summary historical and pro forma financial data
The following summary historical consolidated financial data for US BioEnergy for the period from October 28, 2004 to December 31, 2004 and the year ended December 31, 2005 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following summary historical consolidated financial data for US BioEnergy as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. The following summary pro forma financial data have been derived from the unaudited pro forma consolidated financial data included elsewhere in this prospectus. The summary pro forma consolidated financial data for US BioEnergy for the year ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006 have been prepared to give pro forma effect as if the following transactions had occurred on January 1, 2005:

➢	the acquisition of the Platte Valley and Ord facilities in April 2006;

➢	the sale of a 50% interest in Provista to CHS Inc. on March 31, 2006;

➢	the deconsolidation of Provista and accounting for it as an equity method investment as of August 31, 2006;

➢	the acquisition of the Woodbury facility in April 2005; and

➢	the acquisition of United Bio Energy in May 2005.
The information set forth below should be read in conjunction with “Unaudited pro forma consolidated financial data,” “Selected historical consolidated financial data,” “Selected historical consolidated financial data of Platte Valley Fuel Ethanol, LLC,” “Management’s discussion and analysis of financial condition and results of operations,” “Management’s discussion and analysis of financial condition and results of operations of Platte Valley Fuel Ethanol, LLC” and the consolidated financial statements and notes included elsewhere in this prospectus.
The “Selected historical consolidated financial data” included elsewhere in this prospectus contains historical financial information for United Bio Energy, LLC and ICM Marketing, Inc., our predecessors for accounting purposes.

	Period ended December 31,			Nine months ended September 30,

			2005			2005	2006
	2004	2005	Pro forma	2005	2006	Pro forma	Pro forma

			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Product sales	$—	$9,633	$92,777	$6,210	$51,914	$68,081	$81,930
Services and commissions	—	6,782	6,773	3,836	5,665	5,316	4,819
Other revenue, incentive income	—	—	5,109	—	2,785	5,077	2,785

Total revenues	—	16,415	104,659	10,046	60,364	78,474	89,534
Cost of goods sold:
Cost of product sales	—	9,467	74,203	6,031	39,478	54,813	59,702
Cost of services and commissions	—	3,520	5,006	2,182	4,291	3,812	3,634

Total cost of goods sold	—	12,987	79,209	8,213	43,769	58,625	63,336

Gross profit	—	3,428	25,450	1,833	16,595	19,849	26,198

	Period ended December 31,			Nine months ended September 30,

			2005			2005	2006
	2004	2005	Pro forma	2005	2006	Pro forma	Pro forma

			(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)
Selling, general and administrative expenses	55	8,016	9,355	2,629	17,725 (1)	4,000	18,221 (1)

Operating income (loss)	(55)	(4,588)	16,095	(796)	(1,130)	15,849	7,977
Other income (expense):
Interest expense	—	(467)	(1,746)	(255)	(1,370)	(1,317)	(1,740)
Interest income	1	319	621	37	1,624	176	2,536
Other income	—	104	123	5	38	19	42
Equity in net loss of unconsolidated subsidiary	—	—	(558)	—	(76)	(534)	(793)
Minority interest in net loss of subsidiary	—	—	—	—	391	—	—

Income (loss) before income taxes	(54)	(4,632)	14,535	(1,009)	(523)	14,193	8,022
Income tax (expense) benefit	—	401	(5,500)	—	—	(5,400)	(3,100)

Net income (loss)	$(54)	$(4,231)	$9,035	$(1,009)	$(523)	$8,793	$4,922

Per Share Data:
Earnings (loss) per share
Basic	$(0.02)	$(0.09)	$0.09	$(0.04)	$0.00	0.11	$0.02
Diluted	(0.02)	(0.09)	0.09	(0.04)	0.00	0.11	0.02
Weighted average shares outstanding(2)
Basic	3,231	44,728	98,313	24,707	186,632	80,489	220,580
Diluted	3,231	44,728	98,313	24,707	186,632	80,489	224,057
Statement of Cash Flows Data:
Depreciation and amortization	$—	$809	$5,793	$342	$3,511	$3,834	$4,981
Capital expenditures	441	53,388	57,644	20,236	147,920	21,490	147,971

	As of September 30,
	2006 (unaudited)

	Actual	As adjusted(3)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$67,954
Total assets	525,606
Debt(4)	128,817
Total shareholders’ equity	318,316

Additional pro forma production data:

	Years ended		Nine months ended
	December 31,		September 30

	2004	2005	2005	2006

	(unaudited)
	(in thousands, except for per gallon data)
Ethanol sold (gallons)	28,749	47,973	35,706	37,717
Ethanol average gross price per gallon(5)	$1.43	$1.56	$1.53	$1.86
Distillers grains sales per gallon of ethanol sold (5)	$0.23	$0.20	$0.21	$0.21
Corn costs per gallon of ethanol sold(6)	$1.06	$0.75	$0.75	$0.73
Natural gas costs per gallon of ethanol sold(7)	$0.14	$0.18	$0.15	$0.23

(1)	On May 23, 2006, we terminated a financial advisory services agreement with Capitaline Advisors, LLC. In connection with this termination, we paid Capitaline Advisors a termination fee of $4.8 million, which we expensed in the second quarter of 2006.

(2)	Weighted average numbers of shares of common stock outstanding during 2004 and 2005 is based on the aggregate number of shares of class A common stock and class B common stock outstanding during these periods. Our class A common stock and class B common stock were identical except with respect to the voting rights. During 2005, all of the outstanding class B common stock was converted into class A common stock on a one-for-one basis. Prior to the consummation of this offering, we intend to amend and restate our articles of incorporation to provide for only one class of common stock. Pro forma weighted average common shares outstanding also includes the additional shares of our common stock that we issued in connection with our acquisitions of Superior Corn Products, LLC, United Bio Energy, LLC, Platte Valley Fuel Ethanol, LLC and Val-E Ethanol, LLC.

(3)	As adjusted to give effect to (i) our issuance and sale of shares of common stock in this offering at an assumed public offering price of $ per share, the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us, and (ii) the prepayment of $6.8 million of subordinated debt as described under “Use of proceeds.”

(4)	Represents total debt, including short-term notes payable, community redevelopment revenue bonds and any outstanding amounts borrowed on our senior secured credit facilities.

(5)	Represents the gross sales dollars, excluding freight, commissions, hedging gains or losses or other related charges, divided by the gallons of ethanol sold.

(6)	Represents corn costs, including freight, commissions, hedging gains or losses or other costs, divided by the gallons of ethanol sold.

(7)	Represents natural gas costs, including hedging gains or losses, divided by the gallons of ethanol sold.

Risk factors
Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition will likely suffer. As a result, the trading price of our common stock may decline, and you might lose part or all of your investment.
RISKS RELATED TO OUR BUSINESS
We may not be able to implement our expansion strategy as planned or at all.
We plan to grow our business by investing in new or existing ethanol plants. We have two operational ethanol plants, one of which is undergoing an expansion, and seven ethanol plants under construction or in development. These plants are in various stages of construction and development, with commencement of operations scheduled between the latter half of 2006 and 2008.
Development, construction and expansion of ethanol plants is subject to a number of risks, any of which could prevent us from commencing operations at a particular plant as expected or at all, including zoning and permitting matters, adverse weather, defects in materials and workmanship, labor and material shortages, transportation constraints, construction change orders, site changes, labor issues, the availability of sufficient quantities of water of suitable quality and other unforeseen difficulties. For example, a lawsuit is currently pending against our joint venture partner in the Grinnell project, and certain other defendants, including the county zoning board, challenging a decision to rezone the land intended for the Grinnell facility to permit construction of an ethanol plant. Construction in the upper Midwest, where many of our projects are located, can also be particularly difficult in the winter because of delays related to adverse weather. In addition, during the expansion of an existing facility, such as the current expansion of our Platte Valley facility, we may be forced to suspend or curtail our operations at such facility, which would decrease our ethanol production and reduce our revenues.
We need additional financing to implement our expansion strategy, and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms or at all. We currently have four ethanol plants under construction or expansion and four ethanol plants in development. As of September 30, 2006, total construction costs to complete these plants are expected to be approximately $701.3 million, of which approximately $82.6 million, $357.4 million and $261.3 million are expected to be incurred during the remainder of 2006 and during 2007 and 2008, respectively. Additional funding will be required to finance the construction of our plants under evaluation. We intend to finance the expansion of our business in part with additional indebtedness and may also do so by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional equity, such as dilution of ownership and earnings. We face additional risks associated with financing our expansion strategy due to the significant limitations imposed on our ability to incur or service additional debt or grant security interests on our assets contained in our existing debt financing agreements. See “Description of certain indebtedness.”
The significant expansion of ethanol production capacity currently underway in the U.S. may also impede our expansion strategy. As a result of this expansion, we believe that there is increasing competition for suitable sites for ethanol plants, and we may not find suitable sites for construction of new facilities or other suitable expansion opportunities. Even if we are able to identify suitable sites or opportunities, we may not be able to secure the services and products from the contractors,

Risk factors

engineering firms, construction firms and equipment suppliers necessary to build our ethanol plants on a timely basis or on acceptable economic terms.
Our expansion strategy is particularly dependent on the continued availability of construction and engineering services provided to us by Fagen, Inc., an entity controlled by one of our principal shareholders, Ron Fagen. We believe that Fagen has constructed over 65% of the ethanol production capacity built in the U.S. over the past six years. Although we have entered into design-build agreements with Fagen, Inc. for each of our facilities under construction, our Platte Valley expansion, our planned Dyersville and Janesville facilities and master design-build agreements with Fagen that provides build slots for our other facilities in development and a number of additional build slots through 2010, if Fagen fails to perform under those agreements, our ability to meet our expansion goals would be limited. Fagen has also entered into design-build contracts with other parties seeking to build ethanol plants and has invested and may continue to invest in other ethanol producers. As a result, Fagen may have a conflict of interest in performing its obligations under its design-build agreements with us which could delay or prevent our expansion strategy.
We must also obtain numerous regulatory approvals and permits in order to construct and operate additional or expanded facilities. These requirements may not be satisfied in a timely manner or at all. Our exposure to permitting risks may be exacerbated because for certain of our projects, including our Hankinson facility, we begin construction and incur substantial costs without first obtaining all permits necessary to operate an ethanol plant at that site. In the event that we fail to ultimately obtain all necessary permits, we would be forced to abandon the project and lose the benefit of any construction costs already incurred. In addition, federal and state governmental requirements may substantially increase our costs, which could have a material adverse effect on our business, results of operations and financial condition.
Our significant expansion plans may also result in other unanticipated adverse consequences, such as the diversion of management’s attention from our existing plants and other businesses.
Accordingly, we may not be able to implement our expansion strategy as planned or at all. We may not find additional appropriate sites for new facilities, and we may not be able to finance, construct, develop or operate these new or expanded facilities successfully.
We generally do not have long-term sales, input or throughput contracts, which makes our business highly dependent on commodity prices. These prices are subject to significant volatility and uncertainty, so our results could fluctuate significantly.
We generally do not have long-term contracts for the purchase of corn and natural gas, our principal inputs, or for the sale of ethanol, our principal product, or to process corn owned by third-parties through our facilities to produce ethanol. Therefore, our results of operations, financial position and business outlook will be substantially dependent on commodity prices, especially prices for corn, natural gas, ethanol and unleaded gasoline. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, our future results may fluctuate substantially, and we may experience periods of declining prices for our products and increasing costs for our raw materials, which could result in continued operating losses. We may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase corn, natural gas or other items or by engaging in transactions involving exchange-traded futures contracts, but these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations. For the nine months ended September 30, 2006 we recorded losses of $1.0 million on our corn, natural gas and unleaded gasoline exchange-traded futures contracts. For the period beginning January 1, 2006 to April 30, 2006 and for the nine months ended September 30, 2005 Platte Valley recorded losses of $0.8 million and $0.7 million, respectively on corn and natural gas exchange-traded futures contracts.

Risk factors

The spread between ethanol and corn prices can vary significantly and in recent periods has been at an historically high level.
Our gross margins will depend principally on the spread between ethanol and corn prices. During the five-year period from 2001 to 2005, ethanol prices (based on price data from Bloomberg, L.P., or Bloomberg) have ranged from a low of $0.91 per gallon to a high of $2.70 per gallon, averaging $1.45 per gallon during this period. In recent periods, the spread between ethanol and corn prices has been at an historically high level, driven in large part by high oil prices and historically low corn prices, although in recent months, the price of ethanol has been declining. On June 30, 2006, the Chicago spot price per gallon of ethanol was $3.90, whereas on September 29, 2006, the Chicago spot price per gallon of ethanol was $1.75. The spread between the price of a gallon of ethanol and the cost of the amount of corn required to produce a gallon of ethanol may not remain at recent high levels and fluctuations will continue to occur. Any reduction in the spread between ethanol and corn prices, whether as a result of an increase in corn prices or a reduction in ethanol prices, could have a material adverse effect on our business, results of operations and financial condition.
Our business is highly sensitive to corn prices, and we generally cannot pass on increases in corn prices to our customers.
Corn is the principal raw material we use to produce ethanol and distillers grains. Because ethanol competes with fuels that are not corn-based, we generally are unable to pass along increased corn costs to our customers, and accordingly, rising corn prices tend to produce lower profit margins. At certain levels, corn prices would make ethanol uneconomical to use in fuel markets. The price of corn is influenced by weather conditions (including droughts) and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. The price of corn has fluctuated significantly in the past and may fluctuate significantly in the future. For example, over the ten-year period from 1996 through 2005, corn prices (based on Chicago Board of Trade, or CBOT, daily futures data) have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.44 per bushel during this period. On September 29, 2006, the CBOT price of corn was $2.62 per bushel.
In addition, increasing domestic ethanol capacity could boost demand for corn and result in increased corn prices. In 2005, corn bought by ethanol plants represented approximately 13% of the total corn supply for that year according to results reported by the National Corn Growers Association, and this percentage is expected to increase as additional ethanol capacity comes online. At a more local level, the price we pay for corn at any of our production facilities could also increase if another ethanol production facility were built in the same general vicinity or if we expand the production facility.
We may also have difficulty from time to time in purchasing corn on economical terms due to supply shortages. Any supply shortage could require us to suspend operations until corn became available at economical terms. Suspension of operations could have a material adverse effect on our business, results of operations and financial condition.
The market for natural gas is subject to market conditions that create uncertainty in the price and availability of the natural gas that we utilize in the ethanol manufacturing process.
We rely upon third-parties for our supply of natural gas which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. The fluctuations in natural gas prices over the six-year period from December 31, 1999 through December 28, 2005, based on New York Mercantile Exchange, Inc., or NYMEX, daily futures data, has ranged from a low of $1.83 per Million British Thermal Units, or MMBTU, in 2001 to a high of $15.38 per MMBTU in 2005, averaging $5.40 per MMBTU during this period. On September 29, 2006, the NYMEX price of natural gas was $5.62 per MMBTU. These market conditions often are

Risk factors

affected by factors beyond our control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could impair our ability to manufacture ethanol for our customers. Further, increases in natural gas prices could have a material adverse effect on our business, results of operations and financial condition.
Fluctuations in the selling price and production cost of gasoline may reduce our profit margins.
Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline and our business, future results of operations and financial condition may be materially adversely affected if gasoline demand or price decreases.
The price of distillers grains is affected by the price of other commodity products, such as soybeans, and decreases in the price of these commodities could decrease the price of distillers grains.
Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the price of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains will result in us generating less revenue and lower profit margins. We sold $4.7 million of distillers grains for the period beginning May 1, 2006 and ending September 30, 2006. Platte Valley sold $3.3 million and $7.5 million of distillers grains for the period beginning January 1, 2006 and ending April 30, 2006 and for the nine months ended September 30, 2005, respectively. Currently, we produce modified wet distillers grains that contain 55% moisture at our Platte Valley facility, which historically sells at a lower price per ton than dried distillers grains that contain 10% moisture and typically have a longer shelf life than that of modified wet distillers grains. Our Woodbury facility produces both modified wet distillers grains and dried distillers grains.
Our business is subject to seasonal fluctuations.
Our operating results are influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas, and the price of our primary product, ethanol. In recent years, the spot price of corn tended to rise during the spring planting season in May and June and tended to decrease during the fall harvest in October and November. The price for natural gas, however, tends to move opposite of corn and tends to be lower in the Spring and Summer and higher in the Fall and Winter. In addition, our ethanol prices are substantially correlated with the price of unleaded gasoline. The price of unleaded gasoline tends to rise during the Summer. Given our limited history, we do not know yet how these seasonal fluctuations will affect our results over time.
The use and demand for ethanol and its supply are highly dependent on various federal and state legislation and regulation, and any changes in legislation or regulation could cause the demand for ethanol to decline or its supply to increase, which could have a material adverse effect on our business, results of operations and financial condition.
Various federal and state laws, regulations and programs have led to increased use of ethanol in fuel. For example, certain laws, regulations and programs provide economic incentives to ethanol producers and users. Further, tariffs generally apply to the import of ethanol from other countries. These laws, regulations and programs are constantly changing. Federal and state legislators and environmental regulators could adopt or modify laws, regulations or programs that could adversely affect the use of

Risk factors

ethanol. In addition, certain state legislatures oppose the use of ethanol because they must ship ethanol in from other corn-producing states, which could significantly increase gasoline prices in the state.
The elimination or significant reduction in the federal ethanol tax incentive or the elimination or expiration of other federal or state incentive programs could have a material adverse effect on our business, results of operations and financial condition.
The cost of producing ethanol has historically been significantly higher than the market price of gasoline. The production of ethanol is made significantly more competitive with regular gasoline by federal tax incentives. Before January 1, 2005, the federal excise tax incentive program allowed gasoline distributors who blended ethanol with gasoline to receive a federal excise tax rate reduction for each blended gallon they sold. If the fuel was blended with 10% ethanol, the refiner/marketer paid $0.052 per gallon less tax, which equated to an incentive of $0.52 per gallon of ethanol. The $0.52 per gallon incentive for ethanol was reduced to $0.51 per gallon in 2005 and is scheduled to expire (unless extended) in 2010. The federal ethanol tax incentives may not be renewed in 2010 or they may be renewed on different terms. In addition, the federal ethanol tax incentives, as well as other federal and state programs benefiting ethanol (such as tariffs), generally are subject to U.S. government obligations under international trade agreements, including those under the World Trade Organization Agreement on Subsidies and Countervailing Measures, and might be the subject of challenges thereunder, in whole or in part. We may also receive benefits from other federal and state incentive programs. For example, historically, our Platte Valley facility has received incentive payments to produce ethanol from the United States Department of Agriculture, or USDA, under its Commodity Credit Corporation Bioenergy Program and from the State of Nebraska under its motor vehicle fuel tax credit program. Under these programs, Platte Valley received payments of approximately $8.2 million and $5.1 million in 2004 and 2005, respectively. The USDA program expired on June 30, 2006, and existing or future incentive programs may also expire or be eliminated. The elimination or significant reduction in the federal ethanol tax incentive or other programs benefiting ethanol could have a material adverse effect on our business, results of operations and financial condition.
The effect of the Renewable Fuels Standard, or RFS, in the recent Energy Policy Act of 2005 on the ethanol industry is uncertain.
The use of fuel oxygenates, including ethanol, was mandated through regulation, and much of the forecasted growth in demand for ethanol was expected to result from additional mandated use of oxygenates. Most of this growth was projected to occur in the next few years as the remaining markets switch from MTBE to ethanol. The recently enacted energy bill, however, eliminated the mandated use of oxygenates and instead established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline. Because biodiesel and other renewable fuels in addition to ethanol are counted toward the minimum usage requirements of the RFS, the elimination of the oxygenate requirement for reformulated gasoline may result in a decline in ethanol consumption, which in turn could have a material adverse effect on our business, results of operations and financial condition. The legislation also included provisions for trading of credits for use of renewable fuels and authorized potential reductions in the RFS minimum by action of a governmental administrator. In addition, the rules for implementation of the RFS and the energy bill are still under development.
The legislation did not include MTBE liability protection sought by refiners, and, in light of the risks of environmental litigation, many ethanol producers have anticipated that this will result in accelerated removal of MTBE and increased demand for ethanol. Refineries may use other possible replacement additives, such as iso-octane, iso-octene or alkylate. Accordingly, the actual demand for ethanol may increase at a lower rate than production for anticipated demand, resulting in excess production

Risk factors

capacity in our industry, which could materially adversely affect our business, results of operations and financial condition.
Tariffs effectively limit imported ethanol into the U.S., and their reduction or elimination could undermine the ethanol industry in the U.S.
Imported ethanol is generally subject to a $0.54 per gallon tariff that was designed to offset the $0.51 per gallon ethanol incentive available under the federal excise tax incentive program for refineries that blend ethanol in their fuel. There is, however, a special exemption from this tariff for ethanol imported from 24 countries in Central America and the Caribbean Islands, which is limited to a total of 7% of U.S. ethanol production per year. Imports from the exempted countries may increase as a result of new plants in development. Since production costs for ethanol in these countries are significantly less than what they are in the U.S., the duty-free import of ethanol through the countries exempted from the tariff may negatively affect the demand for domestic ethanol and the price at which we sell our ethanol.
In May 2006, bills were introduced in both the U.S. House of Representatives and the U.S. Senate to repeal the $0.54 per gallon tariff on imported ethanol. We do not know the extent to which the volume of imports would increase or the effect on U.S. prices for ethanol if this proposed legislation is enacted or if the tariff is not renewed beyond its current expiration date in December 2007. Any changes in the tariff or exemption from the tariff could have a material adverse effect on our business, results of operations and financial condition.
Waivers of the RFS minimum levels of renewable fuels included in gasoline could have a material adverse effect on our business, results of operations and financial condition.
Under the Energy Policy Act of 2005, the U.S. Department of Energy, in consultation with the Secretary of Agriculture and the Secretary of Energy, may waive the renewable fuels mandate with respect to one or more states if the Administrator of the U.S. Environmental Protection Agency, or U.S. EPA, determines that implementing the requirements would severely harm the economy or the environment of a state, a region or the U.S., or that there is inadequate supply to meet the requirement. Any waiver of the RFS with respect to one or more states could adversely affect demand for ethanol and could have a material adverse effect on our business, results of operations and financial condition.
Various studies have criticized the efficiency of ethanol, which could lead to the reduction or repeal of incentives and tariffs that promote the use and domestic production of ethanol.
Although many trade groups, academics and governmental agencies have supported ethanol as a fuel additive that promotes a cleaner environment, others have criticized ethanol production as consuming considerably more energy and emitting more greenhouse gases than other biofuels. Other studies have suggested that corn-based ethanol is less efficient than ethanol produced from switch grass or wheat grain. If these views gain acceptance, support for existing measures promoting use and domestic production of corn-based ethanol could decline, leading to reduction or repeal of these measures.
As more ethanol plants are built, ethanol production will increase and, if demand does not sufficiently increase, the price of ethanol and distillers grains may decrease.
According to the RFA, domestic ethanol production capacity has increased steadily from 1.7 billion gallons per year in January of 1999 to 5.1 billion gallons per year in October 2006. In addition, there is a significant amount of capacity being added to the ethanol industry. According to the RFA, as of October 2006 approximately 3.7 billion gallons per year of production capacity, an increase of 72.5% over current production levels, is currently under construction at 56 new and existing facilities. This capacity is being added to address anticipated increases in demand. However, demand for ethanol may

Risk factors

not increase as quickly as expected or to a level that exceeds supply, or at all. If the ethanol industry has excess capacity, it could have a material adverse effect on our business, results of operations and financial condition.
Excess ethanol production capacity also may result from decreases in the demand for ethanol or increased imported supply, which could result from a number of factors, including regulatory developments and reduced gasoline consumption in the U.S. Reduced gasoline consumption could occur as a result of increased prices for gasoline or crude oil, which could cause businesses and consumers to reduce driving or acquire vehicles with more favorable gasoline mileage, or as a result of technological advances, such as the commercialization of engines utilizing hydrogen fuel-cells, which could supplant gasoline-powered engines. There are a number of governmental initiatives designed to reduce gasoline consumption, including tax credits for hybrid vehicles and consumer education programs. There is some evidence that reduced gasoline consumption has occurred in the recent past as gasoline prices have increased in the U.S.
In addition, because ethanol production produces distillers grains as a co-product, increased ethanol production will also lead to increased supplies of distillers grains. An increase in the supply of distillers grains, without corresponding increases in demand, could lead to lower prices or an inability to sell our distillers grain production. A decline in the price of distillers grain or the distillers grain market generally could have a material adverse effect on our business, results of operations and financial condition.
We face intense competition from competing ethanol and other fuel additive producers.
Competition in the ethanol industry is intense. We face formidable competition in every aspect of our business from established producers of ethanol, including Archer Daniels Midland Company and Cargill, Inc., and from other companies that are seeking to develop large-scale ethanol plants and alliances. According to the RFA, as of October 2006, the top ten producers accounted for approximately 44% of the ethanol production capacity in the U.S., and based on the nameplate capacity of our Platte Valley and Woodbury facilities, we accounted for less than 2% of the ethanol production capacity in the U.S. A number of our competitors are divisions of substantially larger enterprises and have substantially greater financial resources than we do. Smaller competitors also pose a threat. Farmer-owned cooperatives and independent firms consisting of groups of individual farmers and investors have been able to compete successfully in the ethanol industry. These smaller competitors operate smaller facilities which may not affect the local price of corn grown in the proximity to the facility as much as larger facilities like ours affect these prices. In addition, many of these smaller competitors are farmer-owned and often require their farmer-owners to commit to selling them a certain amount of corn as a requirement of ownership. A significant portion of production capacity in our industry consists of smaller-sized facilities.
We expect competition to increase as the ethanol industry becomes more widely known and demand for ethanol increases. Most new ethanol plants in development across the country are independently owned. In addition, various investors could heavily invest in ethanol production facilities and oversupply ethanol, resulting in higher raw material costs and lower ethanol price levels that could materially adversely affect our business, results of operations and financial condition.
We also face increasing competition from international suppliers. Although there is a tariff on foreign-produced ethanol (which is scheduled to expire in 2007) that is roughly equivalent to the federal ethanol tax incentive, ethanol imports equivalent to up to 7.0% of total domestic production from certain countries were exempted from this tariff under the Caribbean Basin Initiative to spur economic development in Central America and the Caribbean. Currently, international suppliers produce ethanol primarily from sugar cane and have cost structures that may be substantially lower than ours.

Risk factors

Any increase in domestic or foreign competition could cause us to reduce our prices and take other steps to attempt to compete more effectively, which could materially adversely affect our business, results of operations and financial condition.
We have a limited operating history and a history of losses, and our business may not be as successful as we envision.
We were incorporated in October 2004 and did not engage in any revenue producing activities until we acquired United Bio Energy, LLC on May 1, 2005. In April 2006, we acquired our first operating ethanol plant. Accordingly, we have a limited operating history from which you can evaluate our business and prospects. Moreover, since our inception we have incurred losses and have yet to recognize net income. For the period from October 28, 2004 (inception) through December 31, 2004, for the year ended December 31, 2005 and for the nine months ended September 30, 2006, we incurred losses of $54,000, $4.2 million and $523,000, respectively. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in rapidly evolving markets, such as the ethanol market, where supply and demand may change significantly in a short amount of time.
Some of these risks relate to our potential inability to:

➢	effectively manage our business and operations;

➢	recruit and retain key personnel;

➢	successfully maintain our low-cost structure as we expand the scale of our business;

➢	manage rapid growth in personnel and operations;

➢	develop new products that complement our existing business; and

➢	successfully address the other risks described throughout this prospectus.
If we cannot successfully address these risks, our business, future results of operations and financial condition may be materially adversely affected, and we may continue to incur operating losses in the future.
Potential future acquisitions could be difficult to find and integrate, divert the attention of key personnel, disrupt our business, dilute shareholder value and adversely affect our financial results.
As part of our business strategy, we may consider acquisitions of other businesses, building sites, production facilities, storage or distribution facilities and selected infrastructure. There is no assurance, however, that we will determine to pursue any of these opportunities or that if we determine to pursue them that we will be successful.
Acquisitions involve numerous risks, any of which could harm our business, including:

➢	difficulties in integrating the operations, technologies, products, existing contracts, accounting processes and personnel of the target and realizing the anticipated synergies of the combined businesses;

➢	difficulties in supporting and transitioning customers, if any, of the target company or assets;

➢	diversion of financial and management resources from existing operations;

Risk factors

➢	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;

➢	risks of entering new markets or areas in which we have limited or no experience or are outside our core competencies;

➢	potential loss of key employees, customers and strategic alliances from either our current business or the business of the target;

➢	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the products of the target; and

➢	inability to generate sufficient revenue to offset acquisition costs.
We also may pursue acquisitions through joint ventures or partnerships. Partnerships and joint ventures typically involve restrictions on actions that the partnership or joint venture may take without the approval of the partners. These types of provisions may limit our ability to manage a partnership or joint venture in a manner that is in our best interest but is opposed by our other partner or partners.
Future acquisitions may involve the issuance of our equity securities as payment or in connection with financing the business or assets acquired, and as a result, could dilute your ownership interest in us. In addition, consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen liabilities, all of which could have a material adverse effect on our business, results of operations and financial condition. The failure to successfully evaluate and execute acquisitions or otherwise adequately address the risks associated with acquisitions could have a material adverse effect on our business, results of operations and financial condition.
Growth in the sale and distribution of ethanol is dependent on the changes in and expansion of related infrastructure which may not occur on a timely basis, if at all, and our operations could be adversely affected by infrastructure disruptions.
Substantial development of infrastructure by persons and entities outside our control will be required for our operations, and the ethanol industry generally, to grow. Areas requiring expansion include, but are not limited to:

➢	additional rail capacity;

➢	additional storage facilities for ethanol;

➢	increases in truck fleets capable of transporting ethanol within localized markets;

➢	expansion of refining and blending facilities to handle ethanol;

➢	growth in service stations equipped to handle ethanol fuels; and

➢	growth in the fleet of flexible fuel vehicles capable of using E85 fuel.
Substantial investments required for these infrastructure changes and expansions may not be made or they may not be made on a timely basis. Any delay or failure in making the changes in or expansion of infrastructure could hurt the demand or prices for our products, impede our delivery of products, impose additional costs on us or otherwise have a material adverse effect on our business, results of operations or financial condition. Our business is dependent on the continuing availability of infrastructure and any infrastructure disruptions could have a material adverse effect on our business, results of operations and financial condition.

Risk factors

We engage in hedging transactions which involve risks that can harm our business.
In an attempt to offset some of the effects of volatility of ethanol prices and costs of commodities, we may enter into cash fixed-price contracts to supply a portion of our ethanol and distillers grains production or purchase a portion of our corn or natural gas requirements. We may use exchange-traded futures contracts and options to manage commodity risk. The impact of these activities depends upon, among other things, the prices involved and our ability to sell sufficient products to use all of the corn and natural gas for which we have futures contracts. Hedging arrangements also expose us to the risk of financial loss in situations where the other party to the hedging contract defaults on its contract or, in the case of exchange-traded contracts, where there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices paid or received by us. Hedging activities can themselves result in losses when a position is purchased in a declining market or a position is sold in a rising market. A hedge position is often settled in the same time frame as the physical commodity is either purchased (corn and natural gas) or sold (ethanol). We may experience hedging losses in the future. We also vary the amount of hedging or other price mitigation strategies we undertake, and we may choose not to engage in hedging transactions at all and, as a result, our business, results of operations and financial condition may be materially adversely affected by increases in the price of corn or natural gas or decreases in the price of ethanol.
Operational difficulties at our plants could negatively impact our sales volumes and could cause us to incur substantial losses.
Our operations are subject to labor disruptions, unscheduled downtime and other operational hazards inherent in our industry, such as equipment failures, fires, explosions, abnormal pressures, blowouts, pipeline ruptures, transportation accidents and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties. Our insurance may not be adequate to fully cover the potential operational hazards described above or we may not be able to renew this insurance on commercially reasonable terms or at all.
Moreover, our plants may not operate as planned or expected. All of our plants have or will have a specified nameplate capacity which represents the production capacity specified in the applicable design-build agreement. The builder generally tests the capacity of the plant prior to the start of its operations. But based on our experience in operating similar plants, we generally expect our plants to produce in excess of their nameplate capacity. The operation of our plants is and will be, however, subject to various uncertainties relating to our ability to implement the necessary process improvements required to achieve these increased production capacities. As a result, our plants may not produce ethanol and distillers grains at the levels we expect. In the event any of our plants do not run at their nameplate or our increased expected capacity levels, our business, results of operations and financial condition may be materially adversely affected.
We may be adversely affected by environmental, health and safety laws, regulations and liabilities.
We are or will become subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of our employees. In particular, each ethanol plant we intend to operate will be subject to environmental regulation by the state in which the plant is located and by the U.S. EPA. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws and regulations or permit

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conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.
In addition, to construct and operate our ethanol plants, we will need to obtain and comply with a number of permit requirements. As a condition to granting necessary permits, regulators could make demands that increase our costs of construction and operations, in which case we could be forced to obtain additional debt or equity capital. For example, we are currently facing increased construction costs for our projects located in Minnesota in order to meet unanticipated water discharge requirements. We expect to incur additional construction costs of approximately $5 to $6 million per facility in order to meet these requirements. Permit conditions could also restrict or limit the extent of our operations. We cannot assure you that we will be able to obtain and comply with all necessary permits to construct our ethanol plants. Failure to obtain and comply with all applicable permits and licenses could halt our construction and could subject us to future claims.
Environmental issues, such as contamination and compliance with applicable environmental standards could arise at any time during the construction and operation of our ethanol plants. If this occurs, it would require us to spend significant resources to remedy the issues and may delay or prevent construction or operation of our ethanol plants. This would significantly increase the cost of these projects.
We may be liable for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arrange for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, or other environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. We may also be subject to related claims by private parties, including our employees and property owners or residents near our plants, alleging property damage and personal injury due to exposure to hazardous or other materials at or from those plants. Additionally, employees, property owners or residents near our ethanol plants could object to the air emissions or water discharges from our ethanol plants. Ethanol production has been known to produce an unpleasant odor. Environmental and public nuisance claims or toxic tort claims could be brought against us as a result of this odor or our other releases to the air or water. Some of these matters may require us to expend significant resources for investigation, cleanup, installation of control technologies or other compliance-related items, or other costs.
In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our production facilities. For example, federal and state environmental authorities have recently been investigating alleged excess volatile organic compounds and other air emissions from certain U.S. ethanol plants. Present and future environmental laws and regulations (and interpretations thereof) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial expenditures that could have a material adverse effect on our business, results of operations and financial condition.
The hazards and risks associated with producing and transporting our products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims by third-parties or damage to property owned by us or by third-parties. As protection against operating hazards, we intend to maintain insurance coverage against some, but not all, potential losses. However, we could sustain losses for uninsurable or uninsured events, or in amounts in excess of

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existing insurance coverage. Events that result in significant personal injury to third-parties or damage to property owned by us or third-parties or other losses that are not fully covered by insurance could have a material adverse effect on our business, results of operations and financial condition.
We do not own or control some of the assets we depend on to operate our business.
We are generally contractually obligated to sell 100% of the ethanol we produce at all of our existing and future plants to Provista, an entity in which we only own a 50% equity interest. The other 50% is owned by CHS, Inc. Provista is governed by an amended and restated operating agreement, which provides for the designation of a manager to manage its business and affairs. Pursuant to the amended and restated operating agreement and the related management agreement, we, along with CHS, designated CHS as the manager of Provista. The management agreement provides CHS with broad authority to manage the business of Provista, subject to certain actions that CHS may not take without prior written approval of Provista. Because we do not manage Provista, our ability to control the marketing of our ethanol is limited, and we may be prevented from taking actions with respect to the marketing of our ethanol that we believe to be in our own best interests.
In addition, Provista leases approximately 950 railcars and employs the personnel upon which we rely to sell our ethanol. Our marketing agreement with Provista has an initial term through November 30, 2007, and thereafter will automatically renew for one-year additional terms, unless either party provides the other with ninety days written notice of non-renewal. Moreover, pursuant to the amended and restated operating agreement, beginning on April 1, 2009, either member of Provista may initiate a buy-sell mechanism. Under this mechanism, after receiving notice of the initiation of the buy-sell mechanism, the non-initiating member must elect to either sell all of its interests in Provista to the initiating member or purchase all of the initiating member’s interest in Provista, in each case, at a purchase price not less than a specified multiple of Provista’s EBITDA. If our marketing agreement with Provista is terminated, or if we lose all of our interests in Provista pursuant to the buy-sell mechanism, we may be unable to obtain replacement third-party marketing services on similar terms or at all or to acquire the railcars and develop the necessary internal resources to market our ethanol directly, and as a result, any such termination or loss of all of our interests in Provista could have a material adverse effect on our business, results of operations and financial condition.
In addition, in connection with the development of future ethanol plants, we may enter into joint venture arrangements with third-party entities to own and operate such facilities. For example, we have entered into a letter of intent with Big River Resources, LLC to form a joint venture to construct a 100 mmgy ethanol plant near Grinnell, Iowa. Under the terms of this letter of intent, we will each own 50% of the entity that will own the facility. If we own less than 100% of the entities that operate certain of our ethanol plants, we may be limited in our ability to operate the plant in a manner that maximizes benefits for us.
As we expand our ethanol production business, we may become limited in our ability to provide services to third-party ethanol producers.
We provide ethanol and distillers grains marketing, grain procurement, risk consulting and facilities management services to third-party ethanol producers. In the past, our services business was our sole source of revenue. As we expand our ethanol production business, third-party ethanol producers may desire to terminate their existing service arrangements with us due to competitive concerns. Similarly, it may become more difficult for us to attract new customers to our services business. If existing customers terminate their arrangements with us, or if potential customers increasingly refuse to engage our services, our business, results of operations and financial condition may be materially adversely affected.

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Disruptions to infrastructure, or in the supply of fuel, natural gas or water, could materially and adversely affect our business.
Our business depends on the continuing availability of rail, road, port, storage and distribution infrastructure. Any disruptions in this infrastructure network, whether caused by labor difficulties, earthquakes, storms, other natural disasters or human error or malfeasance or other reasons, could have a material adverse effect on our business. We rely upon third-parties to maintain the rail lines from our plants to the national rail network, and any failure on their part to maintain the lines could impede our delivery of products, impose additional costs on us and could have a material adverse effect on our business, results of operations and financial condition.
Our business also depends on the continuing availability of raw materials, including fuel and natural gas. The production of ethanol, from the planting of corn to the distribution of ethanol to refiners, is highly energy-intensive. Significant amounts of fuel and natural gas are required for the growing, fertilizing and harvesting of corn, as well as for the fermentation, distillation and transportation of ethanol and the drying of distillers grains. A serious disruption in supplies of fuel or natural gas, or significant increases in the prices of fuel or natural gas, could significantly reduce the availability of raw materials at our production facilities, increase our production costs and could have a material adverse effect on our business, results of operations and financial condition.
Our ethanol production facilities also require a significant and uninterrupted supply of water of suitable quality to operate. If there is an interruption in the supply of water for any reason, we may be required to halt production at one or more of our ethanol production facilities. If production is halted at one or more of our facilities for an extended period of time, it could have a material adverse effect on our business, results of operations and financial condition.
Our historical financial information is not comparable to our current financial condition and results of operations.
We did not engage in any revenue producing activities from our inception on October 28, 2004 through December 31, 2004. We also did not engage in any revenue producing activities during 2005 until we acquired UBE on May 1, 2005. As a result, our results of operations for periods subsequent to our acquisition of UBE are not comparable to our results of operations for prior periods.
We also did not produce any ethanol during 2004 or 2005, and all of our operating results during 2005 were attributable to the conduct of our services business after the consummation of the UBE acquisition on May 1, 2005.
We acquired our first operating ethanol plant, Platte Valley, on April 30, 2006, and effective May 1, 2006, we began recognizing revenue from the production of ethanol. As a result, our results of operations for periods subsequent to our acquisition of Platte Valley are not comparable to our results of operations for prior periods. Moreover, in September 2006, our Woodbury facility began its operations, and we are currently expanding our Platte Valley facility and have seven other plants under construction or in development. As a result of the expansion of our ethanol production business, we expect that the primary source of our future revenue will be the sale of ethanol and distillers grains. To the extent we acquire or develop additional production capacity, the comparability of our results of operations will be further limited.
Accordingly, our historical financial information and financial information for periods in which we experience a significant expansion of our ethanol production capacity may be of limited use in evaluating our financial performance and comparing it to other periods.

Risk factors

Our management’s time and attention will be divided among our ethanol plants, and our ethanol plants will be part of one common management strategy.
Our business model calls for us to form wholly-owned business entities to own each of our ethanol plants, which will be managed by a centralized management team. The demands on our management’s time from one ethanol plant may, from time to time, compete with the time and attention required for the operation of other ethanol plants. This division of our management’s time and attention among our ethanol plants may make it difficult for us to realize the maximum return from any one plant. Further, to reduce expenses and create efficiencies, we intend to manage each of our ethanol plants in a similar manner. This common management strategy may also result in difficulties in achieving the maximum return from any one plant. If our common management strategy is not successful or if we are not able to address the unique challenges of each ethanol plant, the impact of this arrangement likely will be spread among all of our ethanol plants, resulting in greater potential harm to our business than if each ethanol plant were operated independently.
Competition for qualified personnel in the ethanol industry is intense and we may not be able to hire and retain qualified personnel to operate our ethanol plants.
Our success depends in part on our ability to attract and retain competent personnel. For each of our plants, we must hire qualified managers, engineers, operations and other personnel, which can be challenging in a rural community. Competition for both managers and plant employees in the ethanol industry is intense, and we may not be able to attract and maintain qualified personnel. If we are unable to hire and maintain productive and competent personnel, our expansion strategy may be adversely affected, the amount of ethanol we produce may decrease and we may not be able to efficiently operate our ethanol plants and execute our business strategy.
Technological advances could significantly decrease the cost of producing ethanol or result in the production of higher-quality ethanol, and if we are unable to adopt or incorporate technological advances into our operations, our proposed ethanol plants could become uncompetitive or obsolete.
We expect that technological advances in the processes and procedures for processing ethanol will continue to occur. It is possible that those advances could make the processes and procedures that we intend to utilize at our ethanol plants less efficient or obsolete, or cause the ethanol we produce to be of a lesser quality. These advances could also allow our competitors to produce ethanol at a lower cost than us. If we are unable to adopt or incorporate technological advances, our ethanol production methods and processes could be less efficient than those of our competitors, which could cause our ethanol plants to become uncompetitive.
Ethanol production methods are also constantly advancing. The current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue and municipal solid waste. This trend is driven by the fact that cellulose-based biomass is generally cheaper than corn and producing ethanol from cellulose-based biomass would create opportunities to produce ethanol in areas that are unable to grow corn. Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock. Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of ethanol production in the future. If we are unable to adopt or incorporate these advances into our operations, our cost of producing ethanol could be significantly higher than those of our competitors, which could make our ethanol plants obsolete.

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In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol and our business, results of operations and financial condition may be materially adversely affected.
Our existing debt financing agreements contain and our future debt financing agreements may contain restrictive covenants that limit distributions and impose restrictions on the operation of our business. Our failure, or the failure of any of our subsidiaries, to comply with applicable debt financing covenants and agreements could have a material adverse effect on our business, results of operations and financial condition.
We will need a significant amount of additional debt financing to complete our projects and operate our ethanol plants following construction, but we may not be able to obtain additional debt financing on acceptable terms or at all.
The use of debt financing makes it more difficult for us to operate because we must make principal and interest payments on the indebtedness and abide by covenants contained in our debt financing agreements. The level of our debt may have important implications on our operations, including, among other things:

➢	Limiting our ability to obtain additional debt or equity financing;

➢	Making us vulnerable to increases in prevailing interest rates;

➢	Placing us at a competitive disadvantage because we may be substantially more leveraged than some of our competitors;

➢	Subjecting all or substantially all of our assets to liens, which means that there may be no assets left for shareholders in the event of a liquidation;

➢	Limiting our ability to adjust to changing market conditions, which could make us more vulnerable to a downturn in the general economic conditions of our business; and

➢	Limiting our ability to make business and operational decisions regarding our business and our subsidiaries, including, among other things, limiting our ability to pay dividends to our shareholders, make capital improvements, sell or purchase assets or engage in transactions we deem to be appropriate and in our best interest.
The terms of our existing debt financing agreements contain, and any future debt financing agreement we enter into may contain, financial, maintenance, organizational, operational and other restrictive covenants. If we are unable to comply with these covenants or service our debt, we may lose control of our business and be forced to reduce or delay planned capital expenditures, sell assets, restructure our indebtedness or submit to foreclosure proceedings, all of which could result in a material adverse effect upon our business, results of operations and financial condition. Our debt arrangements may also include subordinated debt, which may contain even more restrictions and be on less favorable terms than our senior debt. To secure subordinated debt, we may have to give the lender warrants, put rights, conversion rights, the right to take control of our business in the event of a default or other rights and benefits as the lender may require. This could further dilute your ownership interest in us.
We may secure our debt financing directly or through the wholly-owned subsidiary entities we have established to operate each of our ethanol plants. Regardless of the structure, our debt financing arrangements will contain various covenants and agreements and may contain cross-acceleration and cross-default provisions. Under these provisions, a default or acceleration of one debt agreement will result in the default and acceleration of our other debt agreements (regardless of whether we were in

Risk factors

compliance with the terms of such other debt agreements), providing the lenders under such other debt agreements the right to accelerate the obligations due under such other debt agreements. Accordingly, a default, whether by us or any of our subsidiaries, could result in all of our outstanding debt becoming immediately due and payable. The application of cross-acceleration or cross-default provisions means that our compliance, and our subsidiaries’ compliance, with applicable debt covenants and agreements will be interdependent and one default (including a default by one of our subsidiaries) could have a material adverse effect on our business, results of operations and financial condition.
For a description of our existing debt arrangements, see “Description of certain indebtedness.”
Our management and auditors have identified a material weakness and certain reportable conditions in the design or operation of our internal controls that, if not properly remediated, could result in material misstatements in our financial statements in future periods.
With respect to the audit of our 2004 and 2005 financial statements, our independent registered public accounting firm issued letters to the board of directors in which they identified a material weakness and certain other reportable conditions relating to our control over the financial reporting process. In their letters, our auditors defined a “reportable condition” as a matter relating to significant deficiencies in the design or operation of internal control that, in our auditor’s judgment, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in the financial statements. Our auditors defined a “material weakness” as a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.
With respect to our 2005 audit, our auditors identified a material weakness relating to our accounting for certain of our business transactions. During 2005, we entered into numerous transactions which had complex accounting ramifications, including business combination, stock based compensation, lease, plant construction and debt restructuring transactions. Due to our inability to identify or properly record these transactions in a timely manner, numerous audit adjustments were required, including an increase in our net loss for 2005 of approximately $3.1 million, indicating that our monthly internal financial statements may not have been reliable. Our auditors recommended that we provide additional resources to accounting personnel and that we implement mandatory procedures so that our internal financial statements could be relied upon. In addition, our auditors identified “reportable conditions” relating to the untimely recording of accounts payable, accounts receivable and inventory, inconsistencies in our general ledger, intercompany account imbalances and improper recording of accounts receivable.
With respect to our 2004 audit, our auditors identified a reportable condition relating to the inadequate segregation of accounting and financial duties within US Bio Resource Group, the company that provided us with management and administrative services, including accounting services. On November 17, 2005, we terminated the administrative services agreement with US Bio Resource Group.
In connection with Platte Valley’s 2004 audit, its auditors identified internal control deficiencies relating to the separation of accounting functions, the duties of Platte Valley’s controllers and Platte Valley’s accounting procedures manual. We acquired Platte Valley on April 30, 2006.
In response to these matters, we hired a new chief financial officer in June 2006 and a tax director in July 2006, as well as additional accounting and financial reporting staff. In addition, we have engaged

Risk factors

outside consultants to provide accounting advice to ensure stock-based compensation transactions are recorded timely and accurately, and we plan to require our financial reporting staff to obtain additional technical training. We may need to implement additional financial and management controls and hire additional or more experienced accounting and finance staff experienced in addressing complex accounting matters applicable to public companies. If we are unable to improve our financial and management controls, and hire additional accounting and finance staff members experienced in addressing complex accounting matters applicable to public companies, in each case in a timely and effective manner, our ability to comply with the accounting and financial reporting requirements and other rules that apply to public companies would be impaired.
If the remedial policies and procedures we implement are insufficient to address the identified material weakness, or if additional significant deficiencies or material weaknesses in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be adversely affected. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our “internal control over financial reporting,” which will be required once the SEC’s rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us.
As a result of this offering, we will be subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.
As a result of this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessment of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments. These reporting and other obligations will place significant demands on our management, administrative, operational, internal audit and accounting resources. Until recently, we have not had an internal audit function and our board of directors has not had a standing audit committee. We are in the process of upgrading our systems, implementing additional financial and management controls, reporting systems and procedures, implementing an internal audit function and hiring additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to maintain effective internal controls could have a material adverse effect on our business, results of operations and financial condition.
We are a holding company, and there are limitations on our ability to receive distributions from our subsidiaries.
We conduct all of our operations through subsidiaries and are dependent upon dividends or other intercompany transfers of funds from our subsidiaries to meet our obligations. Moreover, substantially all of our subsidiaries are currently, or are expected in the future to be, limited in their ability to pay dividends or make distributions to us by the terms of their financing agreements. See “Description of certain indebtedness.”

Risk factors

RISKS RELATED TO THIS OFFERING
There is no existing market for our common stock, and if one does not develop, you may not have adequate liquidity.
Before this offering, there has not been a public market for our common stock, and there are few public companies with substantial ethanol operations. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Market or otherwise or how liquid that market might become, especially if few stock analysts follow our stock or issue research reports concerning our business or the ethanol industry in general. If an active trading market does not develop, you may have difficulty selling any shares that you buy.
The initial public offering price for the shares included in this offering will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your shares at prices equal to or greater than the price you pay in this offering.
The market price of our common stock may be volatile, which could cause the value of your investment to decline significantly.
Securities markets worldwide experience significant price and volume fluctuations, in response to general economic and market conditions and their effect on various industries. This market volatility could cause the price of our common stock to decline significantly without regard to our operating performance. In addition, the market price of our common stock could decline significantly if our future operating results fail to meet or exceed the expectations of public market analysts and investors.
The volatility in our stock price could be based on various factors in addition to those otherwise described in this prospectus, including:

➢	actual or anticipated fluctuations in our operating results;

➢	actual or anticipated changes in our growth rates or our competitors’ growth rates;

➢	conditions in our industry generally;

➢	conditions in the financial markets in general or changes in general economic conditions;

➢	our ability to raise additional capital;

➢	changes in market prices for ethanol or distillers grains or for our raw materials such as corn or natural gas; and

➢	changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.
As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price.
Sales of a substantial number of shares of our common stock could cause the price of our common stock to decline, and the issuance of additional shares will dilute all other stockholdings.
Sales of a substantial number of shares of our common stock in the public market or otherwise following this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock. After completion of this offering, there will be approximately                     shares of our common stock outstanding. The                     shares of common stock being sold in this offering (or                     shares if the underwriters exercise the over-allotment option in full) will be freely

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tradable without restriction or further registration under the Securities Act, unless the shares are purchased by “affiliates” of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder. As of October 31, 2006, we had outstanding stock options for the purchase of an aggregate of 7,885,500 shares of our common stock. In addition, our amended and restated articles of incorporation permit the issuance of up to approximately                     additional shares of common stock after this offering. Thus, we have the ability to issue substantial amounts of common stock in the future which would dilute the percentage ownership held by the investors who purchase our shares in this offering. See “Shares eligible for future sale.”
Our officers and directors and certain of our existing shareholders have agreed with the underwriters not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this offering. As of October 31, 2006, these holders beneficially own, in the aggregate, approximately        % of our common stock, including options exercisable as of this date. When these lock-up agreements expire, these shares and the shares underlying any options held by these individuals will become eligible for sale, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 of the Securities Act. Sales of a substantial number of these shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. See “Shares eligible for future sale” for further discussion of the shares that will be freely tradable 180 days after the date of this offering.
Upon the consummation of this offering, we will enter into a Shareholders’ Agreement with certain of our shareholders. Pursuant to this agreement, Gordon Ommen, Ron Fagen, CHS and certain of their affiliates and permitted third-party transferees will have the right, in certain circumstances, to require us to register their shares of our common stock held on the effective date of this offering under the Securities Act for sale into the public markets. Upon the consummation of this offering, an aggregate of approximately           shares will be subject to the Shareholders’ Agreement. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. These rights may not be exercised until one year after the effective date of this offering. See “Certain relationships and related party transactions—Shareholders’ Agreement.”
In addition, prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the                      shares that will be reserved for issuance under our 2006 Stock Incentive Plan. We also intend to file a registration statement on Form S-8 covering the                      shares that will be reserved for issuance under our 2006 Employee Stock Purchase Plan. Shares issued under these plans will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates.
The book value of shares of common stock purchased in the offering will be immediately diluted.
Investors who purchase common stock in the offering will suffer immediate dilution of $           per share in the as adjusted net tangible book value per share. See “Dilution” for further discussion of how your ownership interest in us will be immediately diluted.

Risk factors

Our existing shareholders will exert significant influence over us after the completion of this offering. Their interests may not coincide with our or your interests, and they may make decisions with which we or you may disagree.
After this offering, Gordon Ommen, our chief executive officer, Ron Fagen and CHS Inc. will beneficially own approximately           %,           % and           % of our outstanding common stock, respectively, and our officers, directors and principal shareholders, i.e., shareholders holding more than 5% of our common stock, including Gordon Ommen, Ron Fagen and CHS Inc., will together control approximately           % of our outstanding common stock. As a result, these shareholders, acting individually or together, could significantly influence our management and affairs and all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
The interests of these existing shareholders may not coincide with our or your interests. For instance, Capitaline Advisors, LLC, a private equity investment management firm specializing in renewable energy investments which is 100% owned and controlled by Gordon Ommen, and Fagen, Inc., the leading builder of ethanol plants in the U.S. which is owned and controlled by Ron Fagen, have invested and may continue to invest in a number of other ethanol producers. For example, Capitaline Advisors currently has an investment in Big River Resources, LLC, our joint venture partner for the Grinnell facility. As a result of these and other potential conflicting interests, these existing shareholders may make decisions with respect to us with which we or you may disagree.
Provisions in our charter documents and South Dakota law may delay or prevent our acquisition by a third-party.
Our amended and restated articles of incorporation, our amended and restated bylaws and South Dakota law contain several provisions that may make it substantially more difficult for a third-party to acquire control of us without the approval of our board of directors. This may make it more difficult or expensive for a third-party to acquire a majority of our outstanding common stock. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their common stock.
Our ability to designate the rights and preferences of undesignated preferred stock could result in the issuance of stock with rights and preferences that are superior to those of your shares, which could reduce the value of your investment.
Our amended and restated articles of incorporation will authorize our Board of Directors to designate by resolution, different classes and/or series of stock from the 75,000,000 shares of preferred stock authorized. Our Board of Directors is also empowered to fix the relative rights, preferences, privileges and limitations of each class or series of preferred stock. This means that our Board of Directors may issue shares of preferred stock with rights and preferences, including, among other things, dividend, liquidation and voting rights, that are superior to the rights, preferences and privileges of the shares included in this offering. In addition, we may issue other securities, such as convertible promissory notes, that may have rights and preferences that are superior to those of the shares of our common stock. In addition, our Board of Directors generally has the ability, without further shareholder approval, to issue additional shares of our common stock and securities exercisable for, convertible into or exchangeable for shares of our authorized capital stock. The ability of our Board of Directors to designate the rights and preferences of the preferred stock could impede or deter an unsolicited tender offer, merger or takeover of our business, or make a change of control of our company difficult to accomplish. In addition, the issuance of shares of our common stock or other securities having

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rights and preferences superior to those of the shares of common stock being offered could reduce the value of our common stock.
If we are or become a United States real property holding corporation, non-U.S. investors may be subject to U.S. federal income tax (including withholding tax) in connection with the disposition of our shares, and U.S. investors selling our shares may be required to certify as to their status in order to avoid withholding.
A non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax with respect to distributions made by us that are treated as dividends for U.S. federal income tax purposes. Moreover, a non-U.S. holder of our common stock not otherwise subject to U.S. federal income tax on gain from the sale or other disposition of our common stock may nevertheless be subject to U.S. federal income tax with respect to such sale or other disposition if we are, or have been, a United States real property holding corporation at any time within the five-year period preceding the disposition (or the non-U.S. holder’s holding period if shorter). Generally, a corporation is a U.S. real property holding corporation at any time the fair market value of its U.S. real property interests as defined in the Internal Revenue Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although we believe that we are not currently a United States real property holding corporation, and do not expect to become a United States real property holding corporation, no assurances can be made in this regard.
Certain non-U.S. holders of our common stock may be eligible for an exception to the foregoing general rule if our common stock is regularly traded on an established securities market during the calendar year in which the sale or disposition occurs and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period (the “5% exception”). If we are a United States real property holding corporation during the relevant time period, and the 5% exception does not apply, the buyer or other transferee of our common stock will generally be required to withhold tax at the rate of 10% on the sales price or other amount realized, unless the transferor furnishes an affidavit certifying that it is not a foreign person in the manner and form specified in the applicable U.S. Treasury regulations. See “Material U.S. federal income tax considerations for Non-U.S. Holders.”

Special note regarding forward-looking statements
This prospectus contains forward-looking statements that are not statements of historical fact and may involve a number of risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies.
We have used the words “anticipate,” “believe,” “continue,” “ongoing,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project” and similar words or phrases, including references to assumptions, to identify forward-looking statements in this prospectus, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements.
We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.
Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. As stated elsewhere in this prospectus, such factors include, among others:

➢	our ability to implement our expansion strategy as planned or at all;

➢	the volatility and uncertainty of commodity prices;

➢	changes in current legislation or regulations that affect ethanol supply and demand;

➢	changes in ethanol supply and demand;

➢	our ability to compete effectively in the industry;

➢	our limited operating history and history of operating losses;

➢	our ability to successfully locate and integrate future acquisitions;

➢	development of infrastructure related to the sale and distribution of ethanol;

➢	the results of our hedging transactions;

➢	operational difficulties at our ethanol plants;

➢	the adverse effect of environmental, health and safety laws, regulations and liabilities;

➢	our less than 100% ownership of and control over certain assets used in our business;

➢	our ability to provide services to competing third-party producers;

➢	disruptions to infrastructure or in the supply of raw materials;

➢	the limited use of our historical financial information in evaluating our performance;

➢	the division of our management’s time and energy among our different ethanol plants;

Special note regarding forward-looking statements

➢	competition for qualified personnel in the ethanol industry;

➢	our ability to keep pace with technological advances;

➢	the restrictive covenants in our debt financing agreements;

➢	the material weakness and reportable conditions identified in our internal controls; and

➢	our status as a holding company.

Industry and market data
We obtained the industry, market and competitive position data used throughout this prospectus from our own research, internal surveys and studies conducted by third parties, independent industry associations or general publications and other publicly available information. In particular, we have based much of our discussion of the ethanol industry, including government regulation relevant to the industry and forecasted growth in demand, on information published by the Renewable Fuels Association, or RFA, the national trade association for the U.S. ethanol industry. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

Use of proceeds
We estimate that the net proceeds from this offering will be approximately $           million assuming an initial public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to finance a portion of the construction costs of our Hankinson, Dyersville, Grinnell, Janesville and Springfield facilities at an estimated aggregate cost of $628.7 million, with the balance of $          expected to come from cash on hand, cash generated by our operations and borrowings under planned additional credit facilities. The amounts and timing of our construction expenditures will depend on numerous factors, including the receipt of required additional funding, the federal, state and local permitting and licensing process, the construction schedules of our contractors, the delivery of goods and equipment by our suppliers and various other considerations typically associated with large-scale construction projects.
We will also use a portion of the net proceeds from this offering to prepay $6.8 million of outstanding subordinated debt, including interest and prepayment penalties, and for general corporate purposes, including acquisitions, working capital and the repayment of short-term debt. The subordinated debt bears interest at 14.50% and matures on December 19, 2016. We incurred this subordinated debt on December 19, 2005 to pay for a portion of the construction of our Albert City facility.
Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the amount of proceeds from this offering available to be used for the construction of ethanol plants, the prepayment of subordinated debt and general corporate purposes by $           million.
Pending any ultimate use of any portion of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, interest-bearing instruments such as U.S. government securities and commercial paper.

Dividend policy
The payment of dividends is within the discretion of our Board of Directors and will depend upon our earnings, capital requirements and operating and financial position, among other factors. We expect to retain all of our earnings to finance the expansion and development of our business, and we have not paid, and we currently have no plans to pay, cash dividends to our shareholders after this offering. The existing debt financing agreements of our subsidiaries limit their ability to pay dividends to us, and in turn may restrict our ability to pay dividends to our shareholders. See “Description of certain indebtedness.”
In the future, we may enter into debt financing or other agreements that also limit our ability to pay dividends to our shareholders or limit the ability of our existing and future subsidiaries to pay dividends to us.

Capitalization
The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2006:

➢	on an actual basis; and

➢	on an as adjusted basis to give further effect to (i) the sale of the shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses to be paid by us and (ii) the prepayment of $6.8 million of subordinated debt, including interest and prepayment penalties, as described under “Use of proceeds.”

You should read this table in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus.

	As of September 30, 2006

	Actual	As adjusted(1)

	(in thousands, except share
	and per share amounts)
Cash and cash equivalents	$67,954	$

Total Debt:
Platte Valley senior secured credit facilities	37,622
Albert City senior secured credit facility	46,629
Woodbury senior secured credit facility	34,419
14.50% subordinated credit facilities	6,250
Notes payable	315
Community redevelopment revenue bonds	3,582

Total debt	$128,817	$

Shareholders’ equity:
Preferred stock, $0.01 par value per share; 50,000,000 shares authorized; no shares issued and outstanding	—
Common stock, $0.01 par value per share; 400,000,000 shares authorized; 224,937,731 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	2,249
Additional paid in capital	320,875
Accumulated deficit	(4,808)

Total shareholders’ equity	318,316

Total capitalization	$447,133	$

(footnotes on following page)

Capitalization

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per common share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) each of cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and following completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
The table above excludes the following:

➢	shares of our common stock issuable upon exercise of options outstanding as of , at a weighted average exercise price of per share, of which options to purchase shares were exercisable as of that date;

➢	shares of our common stock available for future grant under our 2006 Stock Incentive Plan as of and shares of our common stock that may be purchased under our 2006 Stock Purchase Plan as of ; and

➢	shares of our common stock that may be purchased by the underwriters to cover over- allotments, if any.

Dilution
If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering.
Our net tangible book value as of September 30, 2006 was approximately $247.5 million, or approximately $1.10 per share of common stock. We calculate net tangible book value per share by dividing our net tangible book value, which is equal to our total assets less intangible assets (including goodwill, unamortized debt issuance costs and deferred offering costs) and total liabilities, by the number of shares outstanding as of September 30, 2006.
After giving effect to the sale of the                      shares of common stock we are offering at an assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses, our as adjusted net tangible book value would have been approximately $                     million, or approximately $           per share of common stock. This represents an immediate increase in net tangible book value of approximately $           per share to existing shareholders and an immediate dilution in net tangible book value of approximately $           per share to new investors, or approximately           % of the offering price of $           per share. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2006	$1.10
Increase in the net tangible book value per share attributable to the offering

Adjusted net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors		$

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus, would increase (decrease) the increase in net tangible book value attributable to this offering by $           per share and the dilution to new investors by $           per share and decrease (increase) the adjusted net tangible book deficit after this offering by $           per share.
The following table summarizes, on an as adjusted basis as of September 30, 2006, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing shareholders and by new investors:

	Shares purchased			Total consideration
							Average price
	Number	%		Amount	%		per share

	(dollars in thousands, except per share data)
Existing shareholders	224,937,731		%	$319,437		%	$1.42
New investors							$

Total		100.0%			100.0%

Dilution

The tables and calculations above are based on shares outstanding as of September 30, 2006 and exclude:

➢	shares of our common stock issuable upon exercise of options outstanding as of , at a weighted average exercise price of per share, of which options to purchase shares were exercisable as of that date;

➢	shares of our common stock available for future grant under our 2006 Stock Incentive Plan as of and shares of our common stock that may be purchased under our 2006 Stock Purchase Plan as of ; and

➢	shares of our common stock that may be purchased by the underwriters to cover over- allotments, if any.
If all of our outstanding options as of September 30, 2006 were exercised, the adjusted net tangible book value per share after this offering would be $           per share, representing an increase to existing holders of $           per share, and there will be an immediate dilution of $           per share to new investors.

Unaudited pro forma consolidated financial data
The historical information in the following tables is derived from:

➢	our audited consolidated financial statements for the year ended December 31, 2005 and unaudited condensed consolidated financial statements for the nine months ended September 30, 2005 and 2006, in each case included elsewhere in this prospectus;

➢	Platte Valley Fuel Ethanol, LLC’s audited consolidated financial statements for the year ended December 31, 2005 included elsewhere in this prospectus and unaudited condensed consolidated financial statements for the nine months ended September 30, 2005 and for the period from January 1, 2006 to April 30, 2006 not included in this prospectus;

➢	United Bio Energy, LLC’s audited consolidated financial statements for the period from January 1 to April 30, 2005 included elsewhere in this prospectus; and

➢	US BioWoodbury, LLC’s (formerly known as Superior Corn Products, LLC) audited financial statements for the period from January 1 to April 30, 2005 included elsewhere in this prospectus.
The unaudited pro forma consolidated financial data for US BioEnergy Corporation for the year ended December 31, 2005 and for the nine months ended September 30, 2005 and 2006 have been prepared to give pro forma effect as if the following transactions had occurred on January 1, 2005:

➢	the acquisition of the Platte Valley and Ord facilities in April 2006;

➢	the sale of a 50% interest in Provista to CHS Inc. on March 31, 2006;

➢	the deconsolidation of Provista and accounting for it as an equity method investment as of August 31, 2006;

➢	the acquisition of the Woodbury facility in April 2005; and

➢	the acquisition of United Bio Energy in May 2005.
The unaudited pro forma consolidated financial statements reflect pro forma adjustments that are described in the accompanying footnotes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. The pro forma consolidated information is not necessarily indicative of the results which actually would have occurred if the transactions had been consummated at the beginning of the period presented, nor does it purport to represent the future balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma consolidated financial information should be read in conjunction with “Selected historical consolidated financial data,” “Selected historical consolidated financial data of Platte Valley Fuel Ethanol, LLC,” “Management’s discussion and analysis of financial condition and results of operations,” “Management’s discussion and analysis of financial condition and results of operations of Platte Valley Fuel Ethanol, LLC” and the consolidated financial statements and notes included elsewhere in this prospectus.

Unaudited pro forma consolidated financial data

	Nine months				Nine months
	ended	January 1, to			ended
	September 30,	April 30,			September 30,
	2006	2006			2006(a)
			Pro forma
	US BioEnergy	Platte Valley	adjustments(b)		Pro forma

	(in thousands, except per share data)
	(unaudited)
Consolidated Statements of Operations Data:
Revenues:
Product sales	$51,914	$32,824	$(2,808)		$81,930
Services and commissions	5,665	—	(846	)(c)	4,819
Other revenue, incentive income(d)	2,785	—	—		2,785

Total revenues	60,364	32,824	(3,654)		89,534

Cost of goods sold:
Cost of product sales	39,478	22,642	(2,418	) (c,e)	59,702
Cost of services and commissions	4,291	—	(657)		3,634

Total cost of goods sold	43,769	22,642	(3,075)		63,336

Gross profit	16,595	10,182	(579)		26,198
Selling, general and administrative expenses	17,725 (f)	1,752	(1,256	)(c)	18,221 (f)

Operating income (loss)	(1,130)	8,430	677		7,977
Other income (expense):
Interest expense	(1,370)	(466)	96		(1,740)
Interest income	1,624	375	537		2,536
Other income	38	4	—		42
Equity in net loss of unconsolidated subsidiary	(76)	—	(717)		(793)
Minority interest in net (income) loss of subsidiary	391	(29)	(362	)(g)	—

Income (loss) before income taxes	(523)	8,314	231		8,022
Income tax expense	—	—	(3,100	)(h)	(3,100)

Net income (loss)	$(523)	$8,314	$(2,869)		$4,922

Per Share Data:
Earnings (loss) per common share
Basic	$0.00				$0.02
Diluted	$0.00				$0.02
Weighted average common shares outstanding
Basic	186,632		33,948(i	)	220,580
Diluted	186,632		37,425(i	)	224,057

(a)	Pro forma production data is as follows:

	Nine months ended
	September 30,

	2005	2006

	(unaudited)
	(in thousands, except for
	per gallon data)
Ethanol sold (gallons)	35,706	37,717
Ethanol average gross price per gallon(1)	$1.53	$1.86
Distillers grains sales per gallon of ethanol sold(1)	$0.21	$0.21
Corn costs per gallon of ethanol sold(2)	$0.75	$0.73
Natural gas costs per gallon of ethanol sold(3)	$0.15	$0.23

(1)	Represents the gross sales dollars, excluding freight, commissions, hedging gains or losses or other related charges, divided by the gallons of ethanol sold.

(2)	Represents corn costs, including freight, commissions, hedging gains or losses or other costs, divided by the gallons of ethanol sold.
(footnotes continued on following page)

Unaudited pro forma consolidated financial data

(3)	Represents natural gas costs, including hedging gains or losses, divided by the gallons of ethanol sold.

(b)	These adjustments reflect the elimination of the consolidated operating results and minority interest from January 1, 2006 to August 31, 2006 related to Provista Renewable Marketing, LLC and recording our 50% share of Provista’s losses for the same time period as equity in net loss of unconsolidated subsidiary and the adjustments specifically noted below.

(c)	An adjustment was made to eliminate the commissions and fees of $171 thousand that UBE charged Platte Valley Fuel Ethanol, LLC for grain procurement and facilities management services from January 1, 2006 to April 30, 2006.

(d)	The USDA issued a notice that incentive payments will end June 2006. Incentive revenue for the nine months ended September 30, 2006 includes $1 thousand from the USDA. No pro forma adjustment has been included for the effect of this notice.

(e)	As a result of US BioEnergy’s purchase of Platte Valley the depreciation expense for Platte Valley is adjusted by $123 thousand to reflect the fair market values assigned to the assets.

(f)	On May 23, 2006, we terminated a financial advisory services agreement with Capitaline Advisors, LLC. In connection with this termination, we paid Capitaline Advisors a termination fee of $4.8 million, which we expensed in the second quarter of 2006.

(g)	An adjustment of $29 thousand is made to eliminate the minority interest in net income of Val-E Ethanol, LLC.

(h)	In accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” the tax effect of the pro forma adjustments has been calculated using the statutory tax rates, net of any required valuation allowance.

(i)	On April 30, 2006, we issued 44,999,981 shares of US BioEnergy stock to the former owners of Platte Valley. At the time, Platte Valley owned 50.2% of Val-E Ethanol, LLC. Concurrently with the closing of the Platte Valley transaction, we issued 6,205,000 shares to purchase the remaining 49.8% interest in Val-E. This adjustment assumes these shares were outstanding for the entire period.

Unaudited pro forma consolidated financial data

							Nine months
			January 1, to				ended
	Nine months ended		April 30, 2005				September 30,
	September 30, 2005						2005
			US Bio	United Bio	Pro forma
	US BioEnergy	Platte Valley	Woodbury	Energy	adjustments(a)		Pro forma

	(unaudited)	(unaudited)			(unaudited)		(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Product sales	$6,210	$62,024	$—	$3,592	$(3,745)		$68,081
Services and commissions	3,836	—	—	2,849	(1,369	)(b)	5,316
Other revenue, incentive income (c)	—	5,077	—	—	—		5,077

Total revenues	10,046	67,101	—	6,441	(5,114)		78,474

Cost of goods sold:
Cost of product sales	6,031	48,622	—	3,489	(3,329	) (b,d)	54,813
Cost of services and commissions	2,182	—	—	2,926	(1,296)		3,812

Total cost of goods sold	8,213	48,622	—	6,415	(4,625)		58,625

Gross profit	1,833	18,479	—	26	(489)		19,849
Selling, general and administrative expenses	2,629	1,144	101	1,043	(917	)(b,e)	4,000

Operating income (loss)	(796)	17,335	(101)	(1,017)	428		15,849
Other income (expense):
Interest expense	(255)	(1,180)	—	(119)	237		(1,317)
Interest income	37	138	1	—	—		176
Other income	5	14	—	—	—		19
Equity in net loss of unconsolidated subsidiary	—	—	—	—	(534)		(534)

Income (loss) before income taxes	(1,009)	16,307	(100)	(1,136)	131		14,193
Income tax expense	—	—	—	—	(5,400	)(f)	(5,400)

Net income (loss)	$(1,009)	$16,307	$(100)	$(1,136)	$(5,269)		$8,793

Per share data:
Earnings (loss) common share
Basic	$(.04)						$0.11
Diluted	$(.04)						$0.11
Weighted average common shares outstanding
Basic	24,707				55,782	(g)	80,489
Diluted	24,707				55,782	(g)	80,489

(a)	These adjustments reflect the elimination of the consolidating operating results and minority interest from January 1, 2005 related to Provista Renewable Marketing, LLC and recording our 50% share of Provista’s losses for that same time period as equity in net loss of unconsolidated subsidiary and the adjustments specifically noted below.

(b)	An adjustment was made to eliminate the commissions and fees of $409 thousand that UBE charged Platte Valley Fuel Ethanol, LLC for grain procurement and facilities management services.

(c)	The USDA issued a notice that incentive payments will end June 2006. Incentive revenue for the nine months ended September 30, 2005 includes $2.3 million from the USDA. No pro forma adjustment has been included for the effect of this notice.

(d)	As a result of US BioEnergy’s purchase of Platte Valley the depreciation expense for Platte Valley is adjusted by $277 thousand to reflect the fair market values assigned to the assets.

(e)	Amortization expense has been adjusted by $125 thousand to reflect the increase in the fair value of the assets under purchase accounting related to our acquisition of United BioEnergy on May 1, 2005.

(f)	In accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” the tax effect of the pro forma adjustments has been calculated using the statutory tax rates, net of any required valuation allowance.

(g)	On April 30, 2006, we issued 44,999,981 shares of US BioEnergy stock to the former owners of Platte Valley. At the time, Platte Valley owned 50.2% of Val-E Ethanol, LLC. Concurrently with the closing of the Platte Valley transaction, we issued 6,205,000 shares to purchase the remaining 49.8% interest in Val-E. In April and May 2005 we issued 1,500,000 and 5,000,000 shares of our common stock to former owners of Superior Corn Products, LLC for our Woodbury facility and United Bio Energy, respectively. This adjustment assumes these shares were outstanding for the entire period.

Unaudited pro forma consolidated financial data

							Year ended
	Year ended		January 1 to				December 31,
	December 31, 2005		April 30, 2005				2005

	US		US Bio	United	Pro forma
	BioEnergy	Platte Valley	Woodbury	BioEnergy	adjustments(a)		Pro forma

					(unaudited)		(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Product sales	$9,633	$84,581	$—	$3,592	$(5,029)		$92,777
Services and commissions	6,782	—	—	2,849	(2,858	)(b)	6,773
Other revenue, incentive income(c)	—	5,109	—	—	—		5,109

Total revenues	16,415	89,690	—	6,441	(7,887)		104,659

Cost of goods sold:
Cost of product sales	9,467	66,347	—	3,489	(5,100	)(b,d)	74,203
Cost of services and commissions	3,520	—	—	2,926	(1,440)		5,006

Total cost of goods sold	12,987	66,347	—	6,415	(6,540)		79,209

Gross profit	3,428	23,343	—	26	(1,347)		25,450
Selling, general and administrative expenses	8,016	1,776	101	1,043	(1,581	)(b,e)	9,355

Operating income (loss)	(4,588)	21,567	(101)	(1,017)	234		16,095
Other income (expense):
Interest expense	(467)	(1,559)	—	(119)	399		(1,746)
Interest income	319	301	1	—	—		621
Other income	104	31	—	—	(12)		123
Equity in net loss of unconsolidated subsidiary	—	—	—	—	(558)		(558)
Minority interest in net loss of subsidiary	—	38	—	—	(38	)(f)	—

Income (loss) before income taxes	(4,632)	20,378	(100)	(1,136)	25		14,535
Income tax benefit (expense)	401	—	—	—	(5,901	)(g)	(5,500)

Net income (loss)	$(4,231)	$20,378	$(100)	$(1,136)	$(5,876)		$9,035

Per Share Data:
Earnings (loss) per common share
Basic	$(0.09)						$0.09
Diluted	$(0.09)						$0.09
Weighted average common shares outstanding
Basic	44,728 (g)				53,585	(h)	98,313
Diluted	44,728 (g)				53,585	(h)	98,313

(a)	These adjustments reflect the elimination of the consolidated operating results and minority interest related to Provista Renewable Marketing, LLC and recording our 50% share of Provista’s losses for that same time period as equity in net loss of unconsolidated subsidiary and the adjustments specifically noted below.

(b)	An adjustment was made to eliminate the commissions and fees of $1.3 million that UBE charged Platte Valley Fuel Ethanol, LLC for grain procurement and facilities management services.

(c)	The USDA issued a notice that incentive payments will end June 2006. Incentive revenue for the year ended December 31, 2005 includes $2.3 million from the USDA. No pro forma adjustment has been included for the effect of this notice.

(footnotes continued on following page)

Unaudited pro forma consolidated financial data

(d)	As a result of US BioEnergy’s purchase of Platte Valley the depreciation expense for Platte Valley is adjusted by $370 thousand to reflect the increase of fair market values of the assets acquired.

(e)	Amortization expense has been adjusted by $125 thousand to reflect the increase in the fair value of the assets under purchase accounting related to our acquisition of United Bio Energy on May 1, 2005.

(f)	This adjustment is made to eliminate the minority interest in net loss of Val-E Ethanol, LLC.

(g)	In accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” the tax effect of the pro forma adjustments has been calculated using statutory rates, net of any required valuation allowance.

(h)	On April 30, 2006, we issued 44,999,981 shares of US BioEnergy common stock to the former owners of Platte Valley. At the time, Platte Valley owned 50.2% of Val-E Ethanol. Concurrently with the closing of the Platte Valley transaction, we issued 6,205,000 shares to purchase the remaining 49.8% interest in Val-E. In April and May 2005 we issued 1,500,000 and 5,000,000 shares of our common stock to the former owners of Superior Corn Products, LLC for our Woodbury facility and United BioEnergy, respectively. This adjustment assumes the shares were outstanding for the entire period.

Selected historical consolidated financial data
We were incorporated on October 28, 2004. On May 1, 2005, we acquired all the outstanding member interests of United Bio Energy, LLC, or UBE, and became the successor to UBE for accounting purposes. On January 1, 2004, ICM Marketing, Inc., or ICM Marketing, transferred its operations to UBE, which became the successor to ICM Marketing for accounting purposes. As a result, the selected financial data include the activities of the two predecessor companies and US BioEnergy, the successor company, as of and for the periods presented.
The following selected historical consolidated financial data for US BioEnergy as of December 31, 2004 and 2005 and for the period from October 28 to December 31, 2004 and the year ended December 31, 2005 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following selected historical consolidated financial data for US BioEnergy as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.
The following selected historical consolidated financial data for UBE as of December 31, 2004 and for the year ended December 31, 2004 and the period from January 1 to April 30, 2005 have been derived from UBE’s audited consolidated financial statements and related notes included elsewhere in this prospectus.
The following selected historical consolidated financial data for ICM Marketing for the year ended December 31, 2003 have been derived from ICM Marketing’s audited consolidated financial statements and related notes included elsewhere in this prospectus. The following selected historical consolidated financial data for ICM Marketing as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 have been derived from ICM Marketing’s unaudited financial statements not included in this prospectus.
In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for those periods. The results of operations for interim periods are not necessarily indicative of the results of the full year or any future period.
The information contained in this table should be read in conjunction with the information contained in “Management’s discussion and analysis of financial condition and results of operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

Selected historical consolidated financial data

				United Bio		United Bio	US
	ICM Marketing			Energy	US BioEnergy	Energy	BioEnergy	US BioEnergy
	(predecessor)			(predecessor)	(successor)	(predecessor)	(successor)	(successor)

								For the nine months
								ended
	Years ended December 31,			Year ended	October 28 to	January 1 to	Year ended	September 30,
				December 31,	December 31,	April 30,	December 31,
	2001	2002	2003	2004	2004	2005	2005	2005	2006

	(unaudited)	(unaudited)						(unaudited)	(unaudited)
	(dollars in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues:
Product sales	$31,204	$24,738	$34,107	$30,777	$—	$3,592	$9,633	$6,210	$51,914
Services and commissions	413	626	1,057	4,876	—	2,849	6,782	3,836	5,665
Other revenue, incentive income	—	—	—	—	—	—	—	—	2,785

Total revenues	31,617	25,364	35,164	35,653	—	6,441	16,415	10,046	60,364

Cost of goods sold:
Cost of product sales	30,372	24,465	33,747	30,412	—	3,489	9,467	6,031	39,478
Cost of services and commissions	737	773	968	3,209	—	2,926	3,520	2,182	4,291

Total cost of goods sold	31,109	25,238	34,715	33,621	—	6,415	12,987	8,213	43,769

Gross profit	508	126	449	2,032	—	26	3,428	1,833	16,595
Selling, general and administrative expenses	390	379	682	2,714	55	1,043	8,016	2,629	17,725 (1)

Operating income (loss)	118	(253)	(233)	(682)	(55)	(1,017)	(4,588)	(796)	(1,130)
Other income (expense):
Interest expense	(104)	(142)	(74)	(219)	—	(119)	(467)	(255)	(1,370)
Interest income	—	—	—		1	—	319	37	1,624
Other income	—	—	—	54	—	—	104	5	38
Equity in net loss of unconsolidated subsidiary	—	—	—	—	—	—	—	—	(76)
Minority interest in net loss of subsidiary	—	—	—	—	—	—	—	—	391

Income (loss) before income taxes	14	(395)	(307)	(847)	(54)	(1,136)	(4,632)	(1,009)	(523)
Income tax benefit	—	—	—	—	—	—	401	—	—

Net income (loss)	$14	$(395)	$(307)	$(847)	$(54)	$(1,136)	$(4,231)	$(1,009)	$(523)

Pro forma amounts as if the Company were a taxable entity (unaudited):
Pro forma income tax (expense) benefit	$(5)	$5	$—	$—	$—	$—	$401	$—	$—
Pro forma net income (loss)	$9	$(390)	$(307)	$(847)	$(54)	$(1,136)	$(4,231)	$(1,009)	$(523)
Per Share Data:
Earnings (loss) per common share(2)
Basic					$(0.02)		$(0.09)	$(0.04)	$0.00
Diluted					$(0.02)		$(0.09)	$(0.04)	$0.00
Weighted average common shares outstanding(2)(3)
Basic					3,231		44,728	24,707	186,632
Diluted					3,231		44,728	24,707	186,632

				United Bio
	ICM Marketing			Energy	US BioEnergy

	(predecessor)			(predecessor)	(successor)

	December 31,						September 30,

	2001	2002	2003	2004	2004	2005	2006

	(unaudited)	(unaudited)	(unaudited)				(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$889	$878	$716	$412	$758	$40,450	$67,954
Working capital (deficit)	190	(194)	383	(692)	560	34,980	44,620
Total assets	6,773	8,007	9,486	22,641	1,391	156,822	525,606
Debt(4)	1,955	958	1,368	6,671	—	6,565	128,817
Shareholders’ equity (deficit)	396	1	(1)	703	1,192	102,450	318,316
Statement of Cash Flows Data:
Capital expenditures	42	38	188	682	441	53,388	147,920

(1)	On May 23, 2006, we terminated a financial advisory services agreement with Capitaline Advisors, LLC. In connection with this termination, we paid Capitaline Advisors a termination fee of $4.8 million, which we expensed in the second quarter of 2006.
(footnotes continued on following page)

Selected historical consolidated financial data

(2)	Due to the significant change in capital structure at the closing of our May 1, 2005 acquisition of UBE, the predecessor amount has not been presented because it is not considered comparable to the amounts for US BioEnergy.

(3)	Weighted average numbers of shares of common stock outstanding during 2004 and 2005 is based on the aggregate number of shares of class A common stock and class B common stock outstanding during these periods. Our class A common stock and class B common stock were identical except with respect to the voting rights. During 2005, all of the outstanding class B common stock was converted into class A common stock on a one-for-one basis. Prior to the consummation of this offering, we intend to amend and restate our articles of incorporation to provide for only one class of common stock.

(4)	Represents total debt, including short-term notes payable and any amounts outstanding under our senior secured credit facilities.

Selected historical consolidated financial data of Platte Valley Fuel Ethanol, LLC
The following table sets forth selected historical consolidated financial data for Platte Valley Fuel Ethanol, LLC, or Platte Valley, as of the dates and for the periods indicated. Platte Valley Fuel Ethanol was organized in December 2002 to build and operate a 50 mmgy production ethanol plant, which became operational in May 2004. We acquired Platte Valley on April 30, 2006. The selected historical consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from Platte Valley’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2003 have been derived from Platte Valley’s unaudited consolidated balance sheet not included in this prospectus.
The information contained in this table should be read in conjunction with the information contained in “Management’s discussion and analysis of financial condition and results of operations of Platte Valley Fuel Ethanol, LLC” and Platte Valley’s historical consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,

	2003	2004	2005

	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Product sales	$—	$47,718	$84,581
Other revenues, incentive income	—	8,188	5,109

Total revenues	—	55,906	89,690
Cost of goods sold, product sales	—	46,917	66,347

Gross profit	—	8,989	23,343
Selling, general and administrative expenses	43	1,320	1,776

Operating income (loss)	(43)	7,669	21,567
Other income (expense)
Interest expense	—	(1,681)	(1,559)
Interest income	21	2	301
Other income	—	12	31
Minority interest in net loss (income) of subsidiary	—	—	38

Net income (loss)	$(22)	$6,002	$20,378

Pro forma amounts as if the company were a taxable entity (unaudited):
Pro forma income tax expense	$—	$2,200	$7,700
Pro forma net income (loss)	(22)	3,802	12,678

Selected historical consolidated financial data of Platte Valley Fuel Ethanol, LLC

	December 31,

	2003	2004	2005

	(unaudited)
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$723	$3,738	$20,552
Working capital (deficit)	(9,721)	912	18,451
Total assets	31,846	66,931	81,097
Debt	2,500	32,696	25,188
Shareholders’ equity	19,168	31,479	50,357

Statement of Cash Flows Data:
Depreciation and amortization	—	2,820	4,432
Capital expenditures	21,306	35,553	3,820

	Years ended
	December 31,

	2004	2005

	(unaudited)
	(in thousands,
	except per
	gallon data)
Additional Data:
Ethanol sold (gallons)	28,749	47,973
Ethanol average gross price per gallon(1)	$1.43	$1.56
Distillers grains average sales per gallon of ethanol sold(1)	$0.23	$0.20
Corn costs per gallon of ethanol sold(2)	$1.06	$0.75
Natural gas costs per gallon of ethanol sold(3)	$0.14	$0.18

(1)	Represents the gross sales dollars, excluding freight, commissions, hedging gains or losses or other related costs, for each respective product divided by the gallons of ethanol sold.

(2)	Represents the corn costs, including freight, commission, hedging gains or losses or other related costs divided by the gallons of ethanol sold.

(3)	Represents natural gas costs, including hedging gains or losses, divided by the gallons of ethanol sold.

Management’s discussion and analysis of financial condition and results of operations
The following discussion should be read in conjunction with “Selected historical consolidated financial data,” “Unaudited pro forma consolidated financial data” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk factors.”
OUR COMPANY
We are a rapidly growing producer and marketer of ethanol and distillers grains. Ethanol is a clean-burning, renewable fuel made from agricultural products such as corn. Distillers grains are a co-product of corn-based ethanol that are used as animal feed. We also market ethanol and distillers grains produced by, and provide facilities management and marketing services to, other ethanol producers.
We were founded in October 2004 by Gordon Ommen and Ron Fagen. Our three largest shareholders are: Capitaline Advisors, LLC, an investment management firm, and its affiliates, collectively controlled by Gordon Ommen; Ron Fagen, the founder, Chairman and Chief Executive Officer of Fagen, Inc., the leading builder of ethanol plants in the U.S.; and CHS Inc., a Fortune 500 company and the largest grain marketer and energy cooperative in the U.S.
We currently own and operate two ethanol plants. We are in the process of expanding one of these facilities, and we have three additional ethanol plants under construction. Upon completion of these initiatives, we will own and operate five plants with a combined ethanol production capacity of 400 mmgy. We also have four ethanol plants in development that we believe will have a combined production capacity of 300 mmgy. Based on data published by the RFA regarding ethanol production facilities in operation or under construction, we believe that our expansion plans will make us one of the largest ethanol producers in the U.S. by the end of 2006.
The following table sets forth a summary of our ethanol plants that are in operation or under construction as of October 31, 2006:

	In operation		Under construction

Platte
Valley
	Platte Valley	Woodbury	Albert City	Expansion	Ord	Hankinson(1)	Total

Location	Central City, Nebraska	Lake Odessa, Michigan	Albert City, Iowa	Central City, Nebraska	Ord, Nebraska	Hankinson, North Dakota
Actual/Estimated Production Start Date	May 2004	September 2006	December 2006	December 2006	May 2007	Q1 2008
Current Ethanol Production Capacity (mmgy)	50	50					100
Ethanol Production Capacity Under Construction (mmgy)			100	50	50	100	300
Builder	Fagen	Fagen	Fagen	Fagen	Fagen	Fagen

(1)	We commenced site preparation activities in September 2006. We expect Fagen to be mobilized at this site by the end of 2006.

Management’s discussion and analysis of financial condition and results of operations

We currently have four planned facilities that are either in the permitting or development stage. The following table sets forth a summary of these planned facilities:

In development

Total in
	Dyersville	Grinnell	Janesville	Springfield	development

Location	Dyersville, Iowa	Grinnell, Iowa	Janesville, Minnesota	Springfield, Minnesota

Ethanol Production Capacity (mmgy)	100	50(1)	100	50	300

Expected Construction Start Date	Q4 2006	Q2 2007	Q2 2007	Q4 2007

(1)	Represents 50% of the 100 mmgy ethanol production capacity of the planned Grinnell facility. We have entered into a letter of intent with Big River Resources, LLC to jointly develop this facility. Under the terms of this letter of intent, we will each own a 50% interest in the Grinnell facility.
We have entered into design-build agreements with Fagen, Inc. for each of our facilities under construction and our Platte Valley expansion. In addition, we have entered into design-build agreements with Fagen for our planned Dyersville and Janesville facilities. We have also entered into a master design-build agreement with Fagen that provides build slots for our other facilities in development and another master design-build agreement with Fagen that provides us with a number of additional build slots through 2010. Together, these master design-build agreements provide us with build slots for each of our facilities in development or under evaluation.
COMPONENTS OF REVENUES AND EXPENSES
Currently, we operate in two segments. The production segment reflects the activities associated with the production of ethanol at our Platte Valley and Woodbury facilities and our other plants under construction or in development. The services segment reflects the activities of Provista, UBE Ingredients and UBE Services associated with marketing, plant management and related services for third-party ethanol plants.
Prior to May 1, 2006, we derived our revenues principally from our services segment. With the acquisition of our first ethanol plant on April 30, 2006 and the completion of construction of and commencement of production at our additional ethanol plants, our production segment will become the primary source of our revenues. As a result, our results of operations and financial condition for periods subsequent to April 30, 2006 are not comparable to our results of operations and financial condition for prior periods.
Revenues. Prior to May 1, 2006, all of our revenues were directly related to our services segment. Our services segment records both product sales and services and commissions revenues. We record product sales on the commodities we sell under contracts that do not earn a fixed margin, and recognize revenues and costs on these transactions on a gross basis when title of the product transfers to the end user. We recognize services and commission revenues on a variety of service related activities. In accordance with our agreements, we record commissions revenues for the fixed commissions that we charge to market distillers grains and to procure grain for our third-party plant customers. We recognize revenues on these transactions on a net basis as commissions which represent the fixed margin between the amounts billed to the customer and the amounts paid for the product.

Management’s discussion and analysis of financial condition and results of operations

Revenues on these products are recognized when title transfers to the end user. We also record revenue from management, trading and group buying services provided to our third-party plant customers as it is earned. Amounts billed or received prior to being earned are recorded as deferred revenue. We receive quarterly incentive payments if certain benchmarks are achieved in connection with our plant management agreements which we include in services and commissions revenues. Incentive revenue is recognized when no further performance contingencies exist. Quarterly incentive payments received throughout the year are deferred until the third-party plant’s fiscal year end, at which time we recognize the revenue for the entire year. From May 1, 2006 through August 31, 2006, we recorded commissions revenue for the ethanol that Provista marketed for its third-party plant customers because Provista’s financial results were included in our financial statements on a consolidated basis. Beginning September 1, 2006, Provista is an unconsolidated subsidiary, and our 50% share of its net income or loss is recognized under the equity method of accounting in our consolidated financial statements.
Effective May 1, 2006, we began recognizing revenue from the sale of ethanol and distillers grains produced by our production segment as “product sales.” Ethanol prices are extremely volatile and the selling prices we realize for our ethanol will largely be determined by the market supply and demand for ethanol, which, in turn, is influenced by industry factors over which we have little if any control. See “Ethanol industry overview.” The per gallon sales price of ethanol that we discuss below represents the gross ethanol sales dollars divided by the gallons of ethanol sold. Revenues from the production of ethanol and distillers grains are recorded when title transfers to the customer. Ethanol and distillers grains are shipped FOB shipping point. Historically, our Platte Valley facility received incentive payments to produce ethanol from the United States Department of Agriculture under its Commodity Credit Corporation Bioenergy Program, or USDA CCC BioEnergy Program, which we recorded as incentive income. This program expired on June 30, 2006. We also record incentive income for payments received from a third-party under a State of Nebraska program that allows producers of ethanol to generate motor vehicle fuel tax credits and sell them to an unrelated third-party that holds a motor fuel license.
Cost of Goods Sold and Gross Profits. Prior to May 1, 2006, all of our cost of goods sold represented the expenses that were directly related to our services segment. We record the cost of product that is related to commodities buying and selling contracts on which we do not earn a fixed margin as “cost of product sales.” The proportional share of salaries, benefits and related overhead expenses of the employees directly related to third-party management and marketing activities are included in cost of services and commissions.
Effective May 1, 2006, we began recording cost of goods sold for ethanol and distillers grains produced in our production segment as “cost of product sales”. Our cost of product sales in our production segment is primarily affected by the cost of corn, natural gas and freight. Both corn and natural gas are subject to volatile market conditions as a result of weather, market demand, regulation and general economic conditions. See “Ethanol industry overview.”
Corn is the principal raw material used in ethanol production and is the most significant operating cost of our production segment. Natural gas, which is used to power steam generation in our ethanol production process and to dry our distillers grains, is the second largest operating cost after corn. The third largest operating cost is freight, which consists of the cost to transport ethanol to market, including freight tariffs to railroads. Key freight drivers include freight tariffs charged by railroads, the number of gallons shipped by us and the distance to market.
The gross profit of our production segment depends principally on the difference between the price of a gallon of ethanol and the price of the amount of corn required to produce a gallon of ethanol. In recent periods, the spread between ethanol and corn prices has been at historically high levels, driven

Management’s discussion and analysis of financial condition and results of operations in large part by high oil prices and historically low corn prices resulting from continuing record corn yields and acreage. In recent months, the price of ethanol has been declining. On June 30, 2006, the Chicago spot price per gallon of ethanol was $3.90, whereas on September 29, 2006, the Chicago spot price per gallon of ethanol was $1.75. Any increase or reduction in the spread between ethanol and corn prices, whether as a result of changes in the price of ethanol or corn, will have an effect on our financial performance.
Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of the proportional share of salaries, benefits and related overhead expenses paid to our administrative employees, professional fees and other administrative expenses. We expect selling, general and administrative expenses to increase significantly in connection with our growth and expansion efforts, which require us to hire more personnel. We also anticipate incurring additional expenses as a public company following the completion of this offering as a result of additional legal and corporate governance expenses, including: costs associated with compliance with Section 404 of the Sarbanes-Oxley Act; salary and payroll-related costs for additional accounting and legal staff; and listing and transfer agent fees. Corporate expenses are included in our “all other” segment category.
Interest Expense. Interest expense represents that amount of interest that we pay to financial institutions for money that we have borrowed on our short-term seasonal lines of credit, construction loans, subordinated debt, senior secured debt and other long-term debt. Interest expense will fluctuate based on the interest rate on our loan agreements and the amount of money that we will borrow. We capitalize and depreciate certain interest costs allocated to plants under construction.
Interest Income. Interest income represents interest that we earn on short-term deposit investments such as certificates of deposit with maturities up to twelve months, savings accounts and money market funds. Interest income will fluctuate based on interest rates and the amount of cash that we keep on hand.
Income Taxes. We are subject to federal and state taxes on income from our operations. We record an income tax provision or benefit related to income or losses from operations. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for federal and state income tax purposes, at each fiscal year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
PRO FORMA RESULTS OF OPERATIONS
The unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and 2006 and for the year ended December 31, 2005 have been prepared to give pro forma effect to the following transactions as if these transactions had occurred on January 1, 2005:

➢	the acquisition of the Platte Valley and Ord facilities in April 2006;

➢	the sale of a 50% interest in Provista to CHS Inc. on March 31, 2006;

➢	the acquisition of the Woodbury facility in April 2005;

➢	the deconsolidation of Provista and accounting for it as an equity method investment as of August 31, 2006; and

➢	the acquisition of United Bio Energy, or UBE, in May 2005.

Management’s discussion and analysis of financial condition and results of operations

The pro forma information is not necessarily indicative of the results which actually would have occurred if the transactions had been consummated at the beginning of the applicable period, nor does it purport to represent our results of operations for any future period.
Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005
Pro forma Summary Financial Data by Business Segment

	Production		Services		Corporate & Other

	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2005	2006	2005	2006	2005	2006

	(unaudited)
	(dollars in thousands)
Revenues:
Product sales	$62,024	$78,358	$6,057	$3,572	$—	$—
Services and commissions	—	—	5,725	4,990	—	—
Other revenue, incentive income	5,077	2,785	—	—	—	—

Total revenues	67,101	81,143	11,782	8,562	—	—

Cost of goods sold:
Cost of product sales	48,899	56,202	5,914	3,506	—	—
Cost of services and commissions	—	—	3,812	3,634	—	—

Total cost of goods sold	48,899	56,202	9,726	7,140	—	—

Gross profit	18,202	24,941	2,056	1,422	—	—
Selling, general and administrative expenses	1,489	4,730	1,849	2,541	1,071	11,115

Operating income (loss)	16,713	20,211	207	(1,119)	(1,071)	(11,115)
Other income (expense)
Interest expense	(1,180)	(1,635)	(137)	(105)	—	—
Interest income	139	674	20	—	17	1,862
Other income	19	14	—	28	—	—
Equity in net loss of unconsolidated subsidiary	—	—	—	—	(534)	(793)

Income (loss) before income taxes	$15,691	$19,264	$90	$(1,196)	$(1,588)	$(10,046)

Revenues. Pro forma revenues increased by $11.0 million, or 14%, from $78.5 million for the nine months ended September 30, 2005 to $89.5 million for the nine months ended September 30, 2006, which was primarily driven by a $15.8 million, or 29%, increase in ethanol sales. The primary drivers affecting ethanol sales were a 22% increase in the average gross selling price of ethanol and an increase in the gallons of ethanol sold as a result of the commencement of operations at our Woodbury facility in September 2006, which increased revenues by $3.8 million. This increase was partially offset by a $2.3 million decrease in USDA CCC BioEnergy program incentives.
Pro forma product sales increased by $13.8 million, or 20%, from $68.1 million for the nine months ended September 30, 2005 to $81.9 million for the nine months ended September 30, 2006. Net sales of ethanol increased $15.8 million, or 29%, from $54.5 million to $70.3 million. The average gross

Management’s discussion and analysis of financial condition and results of operations price of ethanol sold increased $0.33, or 22%, from $1.53 to $1.86 per gallon. The increase in the price of ethanol is primarily due to high demand for ethanol, created by a number of factors, including the declining use of methyl tertiary-butyl (MTBE) as an oxygenate and the current price of gasoline. The volume of ethanol sold increased by 2.0 million gallons, or 6%, from 35.7 million gallons to 37.7 million gallons, primarily due to the additional volumes from our new Woodbury facility. Sales of distillers grains increased by $0.5 million, or 7%, from $7.5 million for the nine months ended September 30, 2005 to $8.0 million for nine months ended September 30, 2006. The average gross sales price of modified wet distillers grains increased $2.32, or 7%, from $34.10 to $36.42 per ton due to increased demand in the local market, which was offset by a decrease of 11,000 tons as a result of an improvement in the ethanol conversion ratio. For the month of September 2006, our Woodbury facility sold 5,300 tons of dried distillers grains at an average gross sales price of $75.39 per ton. The Platte Valley facility produces modified wet distillers grains that contain 55% moisture, which historically sell at a lower price per ton than dried distillers grains that contain 10% moisture. As a result Platte Valley’s ethanol production yields approximately twice as much modified wet distillers grain as dried distillers grains while using one third less natural gas. The Woodbury facility produces both modified wet and dried distillers grains.
Pro forma services segment product sales decreased $2.5 million, or 41%, from $6.1 million for the nine months ended September 30, 2005 to $3.6 million for the nine months ended September 30, 2006. Sales of non-fixed margin commodities have been decreasing as we implement a services strategy that focuses on our commission-based businesses.
Pro forma services and commissions revenues decreased $0.7 million, or 13%, from $5.7 million for the nine months ended September 30, 2005 to $5.0 million for the nine months ended September 30, 2006, primarily due to decreased revenues from third-party plant management services, which were partially offset by an increase in commission revenues on distillers grains. Revenues on third-party plant management services decreased by $1.0 million, or 45%, primarily due to the termination of a management services agreement with a third-party plant customer. Commission revenues on the distillers grain that we market for third-party plants increased due to a volume increase of 0.8 million tons, from 1.2 million tons marketed for the nine months ended September 30, 2005 to 2.0 million tons marketed for the nine months ended September 30, 2006. This volume increase was partially offset by a decrease in the average selling price of distillers grains.
Pro forma other revenue, incentive income, decreased $2.3 million, or 45%, from $5.1 million for the nine months ended September 30, 2005 to $2.8 million for the nine months ended September 30, 2006, primarily as a result of reduced payments from the USDA’s CCC BioEnergy program. These payments were based on the incremental increase in the gallons of ethanol produced, which resulted in decreased payments over time as our gallons of incremental production became comparable. Payments recorded for the State of Nebraska’s motor vehicle fuel tax credits were at $2.8 million for both nine-month periods. The USDA issued a notice that incentive payments ended as of June 2006.
Cost of Goods Sold. Pro forma total cost of goods sold increased by $4.7 million, or 8%, from $58.6 million for the nine months ended September 30, 2005 to $63.3 million for the nine months ended September 30, 2006 primarily due to higher natural gas prices and increased costs associated with operations at our new Woodbury facility, which was partially offset by decreased costs in our services segment.
Pro forma cost of product sales increased by $4.9 million, or 9%, from $54.8 million for the nine months ended September 30, 2005 to $59.7 million for the nine months ended September 30, 2006, primarily driven by an increase in natural gas costs in the production segment and increased volumes from the start-up of operations at our Woodbury facility. This increase was partially offset by a decrease in costs of non-fixed margin commodities within our services segment. The sales and

Management’s discussion and analysis of financial condition and results of operations associated costs of these products are decreasing as we implement a services strategy that is focused on our commission-based businesses. Our cost of product sales to produce ethanol increased $0.11 per gallon, or 8%, from $1.36 to $1.47 per gallon before taking into account the sales of distillers grains.
Pro forma cost of natural gas increased by $3.4 million, or 65%, from $5.2 million for the nine months ended September 30, 2005 to $8.6 million for the nine months ended September 30, 2006. The price per MMBTU of natural gas rose by $3.18 from $6.43 to $9.61 MMBTU. The volume of MMBTU’s used increased compared to the nine months of 2005 due to the additional volumes utilized at our Woodbury facility. The cost of natural gas represented 11% of total production costs for the nine months ended September 30, 2005 and 15% for the nine months ended September 30, 2006.
Pro forma cost of corn increased by $0.8 million, or 3%, from $26.9 million for the nine months ended September 30, 2005 to $27.7 million for the nine months ended September 30, 2006. The average price per bushel decreased $0.06 from $2.12 to $2.06 per bushel. In September 2006, we ground 1.0 million bushels of corn at our new Woodbury facility in September 2006. The cost of corn represented 55% of total production costs for the nine months ended September 30, 2005 and 50% for the nine months ended September 30, 2006, before taking into account the sales of distillers grains.
Pro forma cost of transportation increased $1.0 million, or 21%, from $4.8 million for the nine months ended September 30, 2005 to $5.8 million for the nine months ended September 30, 2006 and represented 10% of total production costs for both periods presented.
Pro forma cost of labor and manufacturing overhead increased $2.3 million, or 19%, from $11.8 million for the nine months ended September 30, 2005 to $14.1 million for the nine months ended September 30, 2006 and represented 24% and 25% of total production costs, respectively.
Pro forma production increased by 2.7 million gallons, or 8%, from 35.6 million for the nine months ended September 30, 2005 to 38.3 million gallons for the nine months ended September 30, 2006, primarily due to the additional volumes from our new Woodbury facility, which was partially offset by a slight decrease in production at our Platte Valley facility due to the planned shutdown in conjunction with our expansion efforts. Production yields remained consistent at 2.8 gallons of ethanol per bushel of corn ground.
The pro forma net loss from forward contracts included in cost of goods sold was $1.8 million for the nine months ended September 30, 2006 compared to $0.7 million for the nine months ended September 30, 2005.
Gross Profit. Pro forma gross profit increased $6.4 million, or 32%, from $19.8 million for the nine months ended September 30, 2005 to $26.2 million for the nine months ended September 30, 2006, primarily driven by a favorable spread between the average selling price of ethanol and corn costs. Pro forma gross profit in our production segment improved by $0.14 per gallon of ethanol sold.
Selling, General and Administrative Expense. Pro forma selling, general and administrative expenses increased $14.2 million from $4.0 million for the nine months ended September 30, 2005 to $18.2 million for the nine months ended September 30, 2006, primarily due to additional employee and consulting expenses related to the growth of our business and a payment of $4.8 million for the termination of a service agreement with Capitaline Advisors (a related party). See “Certain relationships and related party transactions.”
Interest Expense. Pro forma interest expense increased $0.4 million, or 32%, from $1.3 million for the nine months ended September 30, 2005 to $1.7 million for the nine months ended September 30, 2006, primarily due to borrowings on our Woodbury senior secured debt facility.
Interest Income. Pro forma interest income increased by $2.3 million from $0.2 million for the nine months ended September 30, 2005 to $2.5 million for the nine months ended September 30, 2006,

Management’s discussion and analysis of financial condition and results of operations primarily as a result of increased short-term investments arising from the proceeds of our private equity offerings.
Pretax Income. Pro forma pretax income decreased by $6.2 million, or 44%, from $14.2 million for the nine months ended nine months ended September 30, 2005 to $8.0 million for the nine months ended September 30, 2006. Corporate expenses, net of interest income, included in our all other segment category increased by $8.5 million primarily due additional employee and consulting expenses related to the growth of our business and a payment of $4.8 million to terminate a financial advisory services agreement with Capitaline Advisors (a related party). See “Certain relationships and related party transactions.” Losses from our services segment increased $1.1 million for the nine months ended September 30, 2006 compared to the nine months ended September 30, 2005 due to decreased commission revenues and increased administrative expenses. The production segment generated increased pretax income of $3.6 million, primarily as a result of added volume from our new Woodbury facility and a more favorable spread between the average selling price of ethanol and corn costs in 2006 compared to 2005. We expect revenue and pretax income from our production segment to increase significantly as our facilities under construction become operational.
Year ended December 31, 2005
Pro forma total revenues for the year ended December 31, 2005 were $104.7 million. Revenue from ethanol and distillers grains production were $89.7 million, or 86% of total revenues.
Pro forma total costs of goods sold for the year ended December 31, 2005 were $79.2 million. Cost of product attributable to ethanol and distillers grains production were $66.3 million, or 84% of total costs of goods sold.
Total pro forma gross profit for the year ended December 31, 2005 was $25.5 million. Pro forma gross profit attributable to ethanol and distillers grains production for the period was $23.3 million, or 91% of total gross profit.
Pro forma selling, general and administrative expenses were $9.4 million.
HISTORICAL RESULTS OF OPERATIONS
We did not engage in any revenue producing activities from our inception on October 28, 2004 until May 1, 2005 when we acquired UBE. As a result, our results of operations for periods subsequent to our acquisition of UBE are not comparable to our results of operations for prior periods.
We did not produce any ethanol or distillers grains during 2004 and 2005, and all of our operating results during 2005 result from our services business after the consummation of the UBE acquisition on May 1, 2005. As of May 1, 2006, our results of operations began reflecting the production activities at our Platte Valley facility.
We are the successor to UBE for accounting purposes. We do not believe, however, that our results of operations for periods subsequent to the UBE acquisition are directly comparable to the results of operations of UBE for periods prior to the acquisition due to the application of purchase accounting and other factors. However, because our revenues and costs of goods sold for our services business are prepared on substantially the same basis and were generated or incurred in substantially the same manner as UBE’s revenues and costs of goods sold, the discussion of our results of operations appearing below includes a comparative discussion of revenues and costs of goods sold based on UBE’s revenues and costs of goods sold for the applicable pre-acquisition periods.
On March 31, 2006, we sold 50% of our membership interest in Provista to CHS, Inc. (CHS), for $2.4 million, plus the assignment by CHS of a fuel delivery contract. UBE Services also assigned certain of its fuel delivery contracts to Provista and agreed to indemnify Provista for certain claims relating to Provista’s business prior to CHS becoming a member. For the period beginning April 1, 2006 and

Management’s discussion and analysis of financial condition and results of operations ending August 31, 2006 we continued to consolidate the operations of Provista because it was a variable interest entity and we were the primary beneficiary as the result of a significant receivable owed to us by Provista and our guarantee of Provista’s debt. On August 31, 2006, our guarantee of Provista’s debt was terminated and Provista repaid all outstanding debts to us, except for trade receivables. Beginning September 1, 2006, Provista is an unconsolidated subsidiary and our 50% share of its net income or loss is recognized under the equity method of accounting.
Summary Financial Data by Business Segment

	Production			Services			Corporate and Other

		Nine Months Ended			Nine Months Ended			Nine Months Ended
	Year Ended			Year Ended			Year Ended
	December 31,	September 30,	September 30,	December 31,	September 30,	September 30,	December 31,	September 30,	September 30,
	2005	2005	2006	2005	2005	2006	2005	2005	2006

	(unaudited)
	(dollars in thousands)
Revenues:
Product sales	$—	$—	$45,534	$9,633	$6,210	$6,380	$—	$—	$—
Services and commissions	—	—	—	6,782	3,836	5,981	—	—	—
Other revenue, incentive income	—	—	2,785	—	—	—	—	—	—

Total revenues	—	—	48,319	16,415	10,046	12,361	—	—	—

Cost of goods sold:
Cost of product sales	—	—	33,437	9,467	6,031	6,257	—	—	—
Cost of services and commissions	—	—	—	3,520	2,182	4,291	—	—	—

Total cost of goods sold	—	—	33,437	12,987	8,213	10,548	—	—	—

Gross profit	—	—	14,882	3,428	1,833	1,813	—	—	—
Selling, general and administrative expenses	1,004	120	2,978	2,707	1,439	3,732	4,305	1,070	11,115

Operating income (loss)	(1,004)	(120)	11,904	721	394	(1,919)	(4,305)	(1,070)	(11,115)
Other income (expense)
Interest expense	—	—	(1,169)	(467)	(255)	(740)	—	—	—
Interest income		—	299	—	20	2	314	17	1,862
Other income	5	5	10	104	—	28	—	—	—
Equity in net loss of unconsolidated subsidiary	—	—	—	—	—	—	—	—	(76)
Minority interest in net loss of subsidiary	—	—	—	—	—	—	—	—	391

Income (loss) before income taxes	$(999)	$(115)	$11,044	$358	$159	$(2,629)	$(3,991)	$(1,053)	$(8,938)

Nine months ended September 30, 2006 compared to the nine months ended September 30, 2005
Revenues. Total revenues increased by $50.4 million from $10.0 million for the nine months ended September 30, 2005 to $60.4 million for the nine months ended September 30, 2006 primarily as the result of our acquisition of the Platte Valley production facility on April 30, 2006, the acquisition of UBE on May 1, 2005 and the commencement of operations at our Woodbury production facility in September 2006. There was no revenue from the production segment for the comparable period in 2005.
Product sales increased by $45.7 million from $6.2 million for the nine months ended September 30, 2005 to $51.9 million for the nine months ended September 30, 2006, driven by a $45.5 million increase in sales in our production segment. This increase in product sales was directly the result of the acquisition of Platte Valley and the additional volumes produced by our new Woodbury facility. For the period beginning May 1, 2006 and ending September 30, 2006, we sold 21.5 million gallons of ethanol at an average gross selling price of $1.90, 116,000 tons of modified wet distillers grains at an average gross selling price of $37.22 per ton and 5,300 tons of dried distillers grains at an average gross selling price of $75.39 per ton. Our Woodbury facility produced both modified wet and dried distillers grains in September 2006. Sales of non-fixed margin commodities sold through our services segment increased 0.2 million. We generated sales of $6.4 million of non-fixed margin commodities compared to $6.2 million for the period beginning May 1, 2005 and ending September 30, 2005. UBE generated $3.6 million of sales on non-fixed margin commodities for the period beginning January 1, 2005 and ending April 30, 2005. Sales of non-fixed margin commodities have been decreasing as we implement a services strategy that focuses on our commission-based businesses.

Management’s discussion and analysis of financial condition and results of operations

Services and commissions revenues increased by $1.9 million, or 50%, from $3.8 million for the nine months ended September 30, 2005 to $5.7 million for the nine months ended September 30, 2006, and are primarily attributable to additional revenues as the result of our acquisition of UBE on May 1, 2005 and the expansion of our services business. In the third and fourth quarters of 2005 we started marketing ethanol and distillers grains for two new third-party plant customers. During the nine months ended September 30, 2006 our services segment marketed a total of 196.6 million gallons of ethanol and 1.9 million tons of distillers grains, including 42.8 million gallons of ethanol marketed for Platte Valley and Woodbury and 1,800 tons of distillers grains marketed for Woodbury. During the period beginning May 1, 2005 and ending September 30, 2005 we marketed 86.9 million gallons of ethanol and 683,000 tons of distillers grains. UBE marketed 54.5 million gallons of ethanol and 494,000 tons of distillers grains for the period beginning January 1, 2005 and ending April 30, 2005. UBE services and commissions revenue was $2.8 million for the period beginning January 1, 2005 and ending April 30, 2005. We expect our services and commissions revenues to decrease due to the deconsolidation of Provista.
Other revenue, incentive income of $2.8 million for the nine months ended September 30, 2006 was primarily the result of payments accrued for under the State of Nebraska’s ethanol incentive program. At our Platte Valley facility, located in Central City, Nebraska, we generated motor vehicle fuel tax credits at a rate of $0.18 per gallon on our production of ethanol for the period beginning May 1, 2006 and ending September 30, 2006. The credits are generated on the first 15,625,000 gallons of ethanol produced on a yearly basis that begins on May 1st of each year, and the state incentive program is set to expire in 2012.
Cost of Goods Sold. Cost of goods sold increased by $35.6 million from $8.2 million for the nine months ended September 30, 2005 to $43.8 million for the nine months ended September 30, 2006 primarily as the result of our acquisitions and the start-up of operations at our Woodbury facility.
Cost of product sales increased by $33.5 million from $6.0 million for the nine months ended September 30, 2005 to $39.5 million for the nine months ended September 30, 2006 and was driven by a $33.4 million increase in our production segment directly as a result of our acquisition of Platte Valley and the start-up of operations at Woodbury. Cost of product sales in our production segment represents $1.56 per gallon of ethanol sold. For the period beginning May 1, 2006 and ending September 30, 2006 the cost of corn at our production facilities was $16.7 million, an average of $2.08 per bushel, and represented 50% of production costs before taking into account the sales of distillers grains. The cost of natural gas, transportation and labor and manufacturing overhead was $4.3 million, $3.6 million and $8.6 million and represented 13%, 11% and 26% of total production costs, respectively. Our services segment cost of product sales is directly related to the commodities that we sell under our non-fixed margin contracts. During the nine months ended September 30, 2006 and the period beginning May 31, 2005 and ending September 30, 2005 the cost of product sales related to these non-fixed margin contracts were $6.3 million and $6.0 million, respectively. UBE’s cost of product sales for the period beginning January 1, 2005 and ending April 30, 2005 was $3.5 million.
The net loss from futures contracts included in cost of goods sold was $1.0 million for the nine months ended September 30, 2006.
Cost of services and commissions increased by $2.1 million, or 95%, from $2.2 million for the nine months ended September 30, 2005 to $4.3 million for the nine months ended September 30, 2006. This increase was primarily the result of the acquisition of UBE. UBE’s cost of services and commissions for the period beginning January 1, 2005 and ending April 30, 2005 was $2.9 million.
Gross Profit. Gross profit increased $14.8 million from $1.8 million for the nine months ended September 30, 2005 to $16.6 million for the nine months ended September 30, 2006, driven by our acquisitions and the additional volume from our new Woodbury operation. We generated gross profits

Management’s discussion and analysis of financial condition and results of operations of $14.9 million, or $0.69 per gallon, in our production segment primarily due to a favorable spread between the average selling price of ethanol and corn costs. Gross profits decreased slightly in our services segment.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $15.1 million from $2.6 million for the nine months ended September 30, 2005 to $17.7 million for the nine months ended September 30, 2006 primarily as the result of the growth of our businesses. Expenses in our production segment increased by $2.9 million, primarily as the result of our Platte Valley acquisition and at our Woodbury and Albert City facilities. Expenses increased in our Services segment by $2.2 million, primarily as a result of the acquisition of UBE and additional headcount that has been added to support the growth in this business. Corporate and administrative expenses increased $10.0 million primarily due to a payment of $4.8 million to terminate a financial advisory services agreement with Capitaline Advisors (a related party) and additional employee and consulting expenses related to the growth of our business. See “Certain relationships and related party transactions.”
Equity in Net Loss of Subsidiary. Our equity in net loss of unconsolidated subsidiary of $76,000 represents our 50% share of Provista’s loss for the month of September 2006. On August 31, 2006, our guarantee of Provista’s debt was terminated and Provista paid all the outstanding indebtedness owed to us, except for trade receivables. Beginning on September 1, 2006, we deconsolidated Provista’s financial results from our consolidated financial statements and began accounting for our investment in Provista under the equity method of accounting.
Interest Expense. Interest expense increased by $1.2 million from $0.2 million for the nine months ended September 30, 2005 to $1.4 million for the nine months ended September 30, 2006. Interest expense increased primarily due to the acquisition of Platte Valley and due to draws on our senior secured Woodbury debt facility.
Interest Income. Interest income increased by $1.6 million from $37,000 for the nine months ended September 30, 2005 to $1.6 million for the nine months ended September 30, 2006, primarily as the result of increased short-term investments arising from the proceeds of our equity offerings.
Income Taxes. No income tax expense or benefit has been recorded for the nine months ended September 30, 2006 and 2005 due to accumulated losses which have not been recognized. We expect the tax benefit of our accumulated losses to be recognized as we generate additional income in our production segment.
Pretax Loss. Pretax loss decreased by $0.5 million, or 50%, from $1.0 million for the nine months ended September 30, 2005 to $0.5 million for the nine months ended September 30, 2006. The production segment generated increased pretax income of $11.1 million for the nine months ended September 30, 2006, primarily as the result of the acquisition of Platte Valley and the additional volumes from our Woodbury facility. Our services segment recorded an increase in pretax losses of $2.8 million for the nine months ended September 30, 2006, primarily due to acquisition of UBE and increased administrative expenses. In addition, our corporate expenses, net of interest income, included in our all other segment category increased by $7.9 million, primarily due to additional employee and consulting expenses related to the growth of our business and the payment of $4.8 million to terminate a financial advisory services agreement with Capitaline Advisors (a related party). See “Certain relationships and related party transactions.” The increase in corporate expenses was partially offset by a $1.6 million increase in interest income from our short-term investments. We expect revenue and pretax income in our production segment to increase significantly as the operations of our Platte Valley and Woodbury facilities are included for the entire periods being presented and as our facilities under construction begin operations.

Management’s discussion and analysis of financial condition and results of operations

Year ended December 31, 2005 compared to the period from October 28, 2004 to December 31, 2004
Revenues. We did not have any revenues for 2004. On May 1, 2005, we acquired UBE and began generating revenues from product sales and commissions and service fees related to our services segment. Our total revenues for the year ended December 31, 2005 were $16.4 million.
Product sales represent the sales of non-fixed margin commodities in our services segment. Our product sales were $9.6 million for the year ended December 31, 2005, which represents the period beginning May 1, 2005 and ending December 31, 2005. UBE generated $3.6 million of sales for the period beginning January 1, 2005 and ending April 30, 2005 and $30.8 million for the year ended December 31, 2004. Sales of non-fixed margin commodities have been decreasing as we implement a strategy that focuses on commission-based businesses.
Our services and commissions revenues were $6.8 million for the year ended December 31, 2005, which represents the period beginning May 1, 2005 and ending December 31, 2005. In November 2004 we added one new distillers grain customer and during 2005 we added two new ethanol and third-party plant management customers. For the year ended December 31, 2005, we recognized $0.9 million of revenue related to performance incentives from our third-party plant customers. UBE recognized $96,000 of incentive revenue for the period beginning January 1, 2005 and ending April 30, 2005, and $75,000 for the year ended December 31, 2004. Incentive revenues have increased due to the increase in the number of plants that we manage and due to favorable margins at those plants. During this period, we marketed a total of 159.8 million gallons of ethanol and 1.1 million tons of distillers grains. During the period beginning January 1, 2005 through April 30, 2005 UBE generated services and commissions revenues of $2.8 million and marketed a total of 54.5 million gallons of ethanol and 494,000 tons of distillers grains. For the year ended December 31, 2004, UBE recorded services and commissions revenues of $4.9 million and marketed a total of 114.0 million gallons of ethanol and 1.1 million tons of distillers grains.
Cost of Goods Sold. We did not have any cost of goods sold for 2004. Our total cost of goods sold of $13.0 million for the year ended December 31, 2005, was directly related to the activities of the services segment. Our cost of product sales of $9.5 million for the period beginning May 1, 2005 and ending December 31, 2005 is related to the commodities that we sell under non-fixed margin contracts. UBE’s cost of products sales for the period beginning January 1, 2005 and ending April 30, 2005 was $3.5 million and for the year ended December 31, 2004 was $30.4 million.
Our cost of services and commissions was $3.5 million for the year ended December 31, 2005 and represents that costs associated with our commission-based business. UBE’s cost of services and commission for the period beginning January 1, 2005 and ending April 30, 2005 was $2.9 million and for the year ended December 31, 2004 was $3.2 million. The increase in cost of services and commissions was primarily due to increased employee and other expenses in connection with providing services to additional third-party plant customers, and a $1.1 million expense recognized by UBE as of March 31, 2005 related to the settlement of a claim.
Gross Profit. We did not have any gross profit for 2004. Our gross profit of $3.4 million for the year ended December 31, 2005 was generated on our third-party plant services. UBE gross profit was a negligible amount for the period beginning January 1, 2005 and ending April 30, 2005 and $2.0 million for the year ended December 31, 2004.
Selling, General and Administrative Expenses. Our selling, general and administrative expenses for the year ended December 31, 2005 were $8.0 million, an increase of $8.0 million compared to the year ended December 31, 2004. In November 2005, we issued options to purchase 6,500,000 shares of stock and expensed $3.6 million in connection with the termination of an administrative services agreement with US Bio Resource Group (a related party). See “Certain relationships and related party transactions.” Expenses, excluding this expense, increased by $4.4 million for the year ended

Management’s discussion and analysis of financial condition and results of operations

December 31, 2005, in connection with providing services to additional third-party plant customers and consulting and legal expenses due to the growth of our business.
Interest Expense. Our interest expense of $0.5 million for the year ended December 31, 2005 increased $0.5 million compared to 2004, primarily due to borrowings under our subordinated debt for our Albert City facility.
Interest Income. Our interest income of $0.3 million for the year ended December 31, 2005 compared to a negligible amount in 2004, due to increased short-term investments arising from the proceeds from our equity offerings.
Pretax Loss. We generated no revenue during 2004 and 2005 and incurred pretax losses of $54,000 and $4.6 million, respectively. For the year ended December 31, 2005, the pretax loss was primarily related to operating expenses incurred as a result of the growth of our business. Our services segment generated pretax income of $0.4 million for the year ended December 31, 2005. UBE’s pretax loss for the period beginning January 1, 2005 to April 30, 2005 was $1.1 million. UBE’s pretax loss for the year ended December 31, 2004 was $0.8 million. Our production segment incurred pretax losses of $1.0 million for the year ended December 31, 2005.
Income Taxes. The income tax benefit of $0.4 million for the year ended December 31, 2005 represents an effective tax benefit rate of 8.7% and resulted from our loss in operations during 2005. The tax benefit rate is less than statutory rates due to the fact that a $1.3 million increase in a valuation allowance on deferred taxes was recorded during 2005. We did not have any income tax costs or benefits for 2004.
LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Cash flows used in operating activities were $3.4 million for the nine months ended September 30, 2006 and $6.5 million for the year ended December 31, 2005. An increase in working capital for the nine month period ended September 30, 2006, net of the effects of business acquisitions and the deconsolidation of Provista, used $7.2 million in cash. This increase was primarily the result of our Woodbury facility starting operations in September 2006 and an increase in working capital required for our services segment. This increase was funded by cash on hand and increased debt. Because we recognize receivables, inventory and accounts payables on our commission-based sales in our services segment based upon the gross amount of the commodities sold, but only recognize revenue on these sales based upon the net commission earned, these working capital components may fluctuate disproportionately more than the related revenue. Receivables and inventory as of December 31, 2005, which related solely to our services segment, was $21.3 million more in the aggregate than amounts acquired as of May 1, 2005 in our UBE acquisition because of the increase in our customer base and higher ethanol prices. Related accounts payable as of December 31, 2005 were only $14.2 million more than the amounts assumed from UBE as of May 1, 2005. The $7.1 million increase in these working capital components was primarily funded by the proceeds from our private equity offerings. As of September 30, 2006, we have purchase obligations for commodities totaling $141.4 million. Of this amount, $41.7 million relates to forward contracts to purchase commodities for our third-party plant customers, in which we have an offsetting sales contract on behalf of the same customer. We generally collect the receivables related to the sales contract within 10 days of making the payment on the purchase obligation. The resulting working capital requirement has been funded with our private equity offerings, and any increase in these requirements is expected to be funded with cash on hand and proceeds from this offering. The remaining purchase obligations relate to our production segment. See “—Production capacity expansion.”
Cash used in investing activities total $171.8 million and $52.7 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. For the nine months ended

Management’s discussion and analysis of financial condition and results of operations

September 30, 2006, additions to property, plant and equipment of $30.9 million, $62.6 million, $32.1 million and $17.7 million were related to construction projects at Woodbury, Albert City, Platte Valley and Ord, respectively. For the year ended December 31, 2005, additions to property, plant and equipment of $17.9 million and $35.2 million were related to construction projects at Woodbury and Albert City, respectively.
Cash provided by financing activities total $202.8 million and $98.9 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. In September 2005, we raised approximately $56.2 million through a private placement of our common stock. In November 2005, CHS invested $35.0 million in our company in a private sale transaction. In March 2006, we raised approximately $94.4 million through a second private placement of our common stock. In 2005, we repaid a note payable of $6.0 million, and we entered into a loan agreement for an aggregate of $6.3 million of subordinated debt to finance a portion of the construction costs of our Albert City facility. In August 2006, we borrowed an aggregate of $99.5 million under our construction loans for our Albert City and Woodbury facilities and for our expansion at Platte Valley.
Our principal sources of liquidity consist of cash and cash equivalents and available borrowings under our credit arrangements. During 2005 and the nine months ended September 30, 2006, proceeds of equity offerings were also a significant source of liquidity.
Our principal uses of cash have been, and are expected to continue to be, the construction of new plants and other capital expenditures, the acquisition of ethanol plants and the debt service requirements of our indebtedness. As of September 30, 2006, we had total cash and cash equivalents of $68.0 million, compared to $40.5 million as of December 31, 2005. Of this amount, an aggregate of $12.5 million was held by certain of our subsidiaries, which are generally limited in their ability to pay dividends or make distributions to us by the terms of their financing agreements. See “Description of certain indebtedness.”
Production capacity expansion
We currently have four ethanol plants under construction or expansion and four ethanol plants in development. As of September 30, 2006, total construction costs (not including start-up working capital requirements) to complete these plants are expected to be approximately $701.3 million, of which approximately $82.6 million, $357.4 million and $261.3 million are expected to be incurred during the remainder of 2006 and during 2007 and 2008, respectively. We expect to fund $495.3 million of these costs with borrowings under existing and planned additional credit facilities and substantially all of the remaining construction costs with cash on hand and the proceeds of this offering.
We have entered into senior secured credit facilities in connection with the construction of our Albert City facility and the expansion of our Platte Valley facility. We have also entered into a loan agreement with the Iowa Department of Economic Development to finance, in part, the construction of our Albert City facility. We are currently in discussions with lenders regarding senior secured credit facilities that would provide debt financing for four additional ethanol plants. We expect that the planned Grinnell facility, our proposed joint-venture with Big River Resources, LLC, would also enter into its own separate debt financing arrangements. Additional debt financing will also be required for our one other facility under development. There can be no assurance, however, that we will be able to obtain the required funding on terms acceptable to us or at all.
Set forth in the table below are the estimated remaining construction costs (not including start-up working capital requirements) and the anticipated sources of funds to finance the construction of

Management’s discussion and analysis of financial condition and results of operations

(i) each of our four ethanol plants under construction or expansion and (ii) our four ethanol plants in development, in each case as of September 30, 2006:

					In
	Under Construction				Development

		Platte Valley
	Albert City	Expansion	Ord	Hankinson	Four Plants	Total

	(dollars in millions)
Expected production start date	December 2006	December 2006	May 2007	Q1 2008	—(1)
Total estimated construction costs	$129.5	$50.0	$71.5	$146.0	$483.5	$880.5
Estimated remaining construction costs	$19.1	$14.3	$39.2	$145.2	$483.5	$701.3
Expected borrowings under existing credit facilities	$19.1	$10.6	—	—	—	$29.7
Expected borrowings under planned additional credit facilities	—	—	$42.9 (2)	$87.6	$290.1	$420.6
Expected amount to be funded with cash on hand and the proceeds of this offering	$0.0	$3.7	$0.0 (2)	$57.6	$193.4	$254.7 (3)

(1)	Construction not yet commenced.

(2)	To date, construction of the Ord facility has been funded with equity contributions from US BioEnergy. Upon entering into a credit facility for the construction of the Ord facility, we expect to finance all remaining construction costs for the facility with borrowings under that credit facility and to refund to US BioEnergy equity contributions in excess of the equity requirements under the credit facility.

(3)	As of September 30, 2006, we had approximately $55.4 million of cash and cash equivalents available for general corporate purposes, including the funding of our plants under construction or in development. In addition, as of September 30, 2006, our Platte Valley subsidiary had cash and cash equivalents of $10.0 million. We intend to use a portion of our Platte Valley subsidiary’s cash and cash equivalents to fund the $3.7 million of anticipated construction costs in excess of available borrowings under its existing credit facility.

Additional funding will be required to finance the construction of our plants under evaluation. There can be no assurance, however, that we will be able to obtain the required funding on terms acceptable to us, or at all.
Our working capital needs are expected to increase substantially as our ethanol plants under construction become operational. We intend to fund these increased working capital requirements on a plant by plant basis, with a portion of the required funding to come from the plant’s funds from operations, borrowings under the plant’s existing or planned construction loans, which generally would also provide for the funding of up to 60% of budgeted start-up working capital requirements, and seasonal borrowings under the plant’s revolving credit facility. As of September 30, 2006, total project costs for all of our plants under construction, expansion and in development, included budgeted aggregate start-up working capital requirements of approximately $66.5 million. We intend

Management’s discussion and analysis of financial condition and results of operations to fund working capital requirement in excess of available borrowings and cash from operations at the applicable plant with cash on hand and the proceeds of this offering.
Credit arrangements
In November 2005, our subsidiaries, US Bio Albert City, LLC and US Bio Woodbury, LLC entered into separate senior secured credit facilities with AgStar Financial Services, PCA, to finance the development and construction of our Albert City and Woodbury ethanol plants, respectively. The Albert City credit facility was structured as a construction loan of up to the lesser of $75.0 million of 60% of the construction costs of the Albert City facility and revolving loans of up to $6.5 million in the aggregate. The Woodbury credit facility was structured as a construction loan of up to the lesser of $36.0 million or 60% of the construction costs of the Woodbury facility and revolving loans of up to $3.5 million in the aggregate. Up to $3.0 million of the Albert City construction loan is available for letters of credit. The revolving loans under the Albert City and Woodbury facilities are first available 60 days after the earlier of March 30, 2007 and the completion of the underlying projects. Accordingly, as of September 30, 2006, neither of these revolving loans were available. As of September 30, 2006, $46.6 million was outstanding under the Albert City construction loan. In addition, as of September 30, 2006, $2.7 million of letters of credit were outstanding under the Albert City facility. As of September 30, 2006, $34.4 million was outstanding under the Woodbury construction loan. In addition, as of September 30, 2006, $0.9 million of letters of credit were outstanding under the Woodbury facility.
In December 2005, US Bio Albert City entered into loan agreements for an aggregate of $6.3 million of subordinated debt to finance a portion of the construction costs of our Albert City ethanol plant. The subordinated debt bears interest at a rate of 14.5% per annum. As of September 30, 2006, US Bio Albert City had $6.3 million outstanding borrowings under these facilities. We intend to use some of the net proceeds from this offering to prepay all outstanding subordinated debt owed by US Bio Albert City.
In April 2005, US Bio Albert City entered into a loan agreement with the Iowa Department of Economic Development. As of September 30, 2006, there was no outstanding balance under this loan agreement and availability of $400,000.
We acquired Platte Valley Fuel Ethanol, LLC in April 2006. Prior to this acquisition, Platte Valley Fuel Ethanol entered into a senior secured credit facility with First National Bank of Omaha. The proceeds from this senior secured credit facility were used to finance the development and construction of the Platte Valley ethanol plant and for general corporate and operating purposes. The senior secured credit facility was structured as a construction loan of up to $32.9 million and revolving loans of up to $5.0 million in the aggregate. The revolving portions of the senior secured credit facility were replaced on substantially the same terms with the revolving credit facility under the expansion construction loan agreement described below. This credit facility also provides for a $1.0 million letter of credit facility which was renewed under the expansion construction loan agreement described below. As of September 30, 2006, there was an outstanding balance of $19.2 million under the term loan. As of September 30, 2006 there was no outstanding balance under the revolving loan and availability of $5.0 million. In addition, as of September 30, 2006, $0.2 million of letters of credit were outstanding under this facility.
In August 2006, Platte Valley Fuel Ethanol entered into an expansion credit facility with First National Bank of Omaha. The proceeds from this expansion credit facility will be used to finance the expansion of the Platte Valley ethanol plant. The expansion construction loan agreement renews the $1.0 million letter of credit facility existing under the senior secured credit facility and replaces the $1.0 million revolving credit facility under the senior secured credit facility. The expansion credit facility was

Management’s discussion and analysis of financial condition and results of operations structured as a construction loan of up to $46.3 million and revolving loans of up to $5.0 million in the aggregate. As of September 30, 2006, $18.4 million was outstanding under the expansion construction loan.
On October 31, 2003, Platte Valley Fuel Ethanol entered into a redevelopment contract with the Community Redevelopment Authority of the City of Central City, Nebraska, pursuant to which the city issued revenue bonds. Platte Valley received a portion of the bond proceeds in the form of grants to be used to fund, in part, the development and construction of the Platte Valley facility. Platte Valley is obligated to repay the bonds with semiannual interest and principal payments at fixed interest rates ranging from 6.25% to 7.25%. As of September 30, 2006, there was an outstanding balance of $3.6 million on the bonds.
We are also currently in discussions with lenders regarding senior secured credit facilities that would provide for debt financing for four additional ethanol plants. There can be no assurance, however, that we will be able to obtain the required funding on terms acceptable to us or at all.
As of September 30, 2006, our subsidiaries were in compliance with all applicable financial covenants contained in the loan agreements evidencing each of our credit facilities. For additional information regarding our credit arrangements, see “Description of certain indebtedness.”
We believe that our cash and cash equivalents, cash from operations and borrowings under our existing credit arrangements will be sufficient to meet our anticipated future operational expenses. As discussed above, additional financing is required to complete our anticipated capital expenditures related to two of our four ethanol plants under construction, all of our plants in development and all of our plants under evaluation.
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
CONTRACTUAL OBLIGATIONS
The following table summarizes our contractual obligations as of December 31, 2005. Our obligations are likely to increase significantly as we enter into various purchase agreements for our newly acquired Platte Valley plant and for our plants that are under construction and development.
Contractual obligations

	2006	2007	2008	2009	2010	Thereafter	Total

	(dollars in thousands)
Long-term debt obligations (1)	$906	$906	$906	$906	$906	$9,081	$13,611
Operating lease obligations(2)	6,424	6,398	3,924	3,448	2,339	2,208	24,741
Other purchase obligations (3)	236,723	463	—	—	—	—	237,186

Total contractual obligations	$244,053	$7,767	$4,830	$4,354	$3,245	$11,289	$275,538

(footnotes on following page)

Management’s discussion and analysis of financial condition and results of operations

(1)	Amounts represent principal and interest payments due on the senior notes and unused commitment fees under our credit facilities. As of September 30, 2006 our long-term debt obligations totaled $200.0 million, which includes the debt that we acquired in the Platte Valley transaction and borrowings under our Woodbury and Albert City credit facilities.

(2)	Operating lease obligations consist primarily of rail cars and office space. We sublease most of the rail cars that we lease to our third-party ethanol plant customers as provided for under our services agreements. As of September 30, 2006, our operating lease obligations totaled $27.6 million.

(3)	Purchase obligations include corn, ethanol and distillers grains for third-party plant customers. Under these contracts, we generally have an offsetting sales contract on behalf of the same customer. Accordingly, our exposure to market risk under these contracts as a result of price fluctuations is limited. As of September 30, 2006 our other purchase obligations totaled $141.4 million. Of this amount, $41.7 million relates to forward contracts for our third-party plant customers, which generally have offsetting sales contracts on behalf of the same customer. Purchase obligations also include $98.4 million of forward corn contracts for our Platte Valley, Woodbury, Albert City and Ord production facilities.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We consider market risk to be the potential loss arising from adverse changes in market rates and prices.
We manage our exposure to various risks according to an umbrella risk management policy, which was adopted by our Board of Directors in January 2006. Under this policy, market-based risks are quantified and evaluated for potential mitigation strategies, such as entering into economic hedging transactions. Additionally, this policy restricts, among other things, the amount of market-based risk that we will tolerate before implementing approved hedging strategies and does not allow for speculative trading activities. In addition to this policy, we have a risk management committee, whose primary role is to monitor compliance with the risk management policy and to act as a liaison between us and the Board of Directors regarding forward pricing and risk management issues.
To attempt to reduce price risk caused by market fluctuation in the commodities and interest rates, we may enter into exchange traded commodities futures, options, cash contracts and over-the-counter instruments. To manage our exposure to interest rate risk, we may also enter into certain instruments, including interest rate swaps and similar hedging techniques. These hedging arrangements also expose us to unrealized gains or losses, which are offset by physical positions in the cash market. On cash fixed-price contracts there is a risk of financial loss in situations where the other party to the hedging contract defaults on its contract.
We account for these derivative instruments in accordance with the Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under this standard, the accounting for changes in the fair value of a derivative depends upon whether it has been designated as an accounting hedging relationship and, further, on the type of hedging relationship. To qualify for designation as an accounting hedging relationship, specific criteria must be met and appropriate documentation maintained. We had no derivative instruments that qualified under these rules as designated accounting hedges for any of the periods reported in this prospectus and, as such, have not recorded any transactions under these rules.
Unrealized gains and losses on forward contracts in which delivery has not occurred, that are deemed to be normal purchases or normal sales under SFAS No. 133, are not recognized in our financial statements. As of December 31, 2005, we had outstanding commitments of approximately 18.3 million

Management’s discussion and analysis of financial condition and results of operations bushels of corn, 1.0 million tons of distillers grains and 160.8 million gallons of ethanol under forward contracts in which the related commodity had not been delivered.
We extend credit to our customers in the ordinary course of business in the form of trade accounts receivable. We routinely assess the financial strength of our customers, and, as a result of that assessment, believe that our trade accounts receivable credit risk exposure is limited.
As we operate our own production plants, we will be subject to significant market risk with respect to the price of ethanol, and the price and availability of corn and natural gas, the principal raw materials we use to produce ethanol and distillers grains. In general, ethanol prices are influenced by the supply and demand for gasoline, the availability of substitutes and the effect of laws and regulations.
Our gross profit will depend principally on the spread between ethanol and corn prices. During the five-year period from 2001 to 2005, ethanol prices (based on price data from Bloomberg, L.P., or Bloomberg) have ranged from a low of $0.91 per gallon to a high of $2.70 per gallon, averaging $1.45 per gallon during this period. In recent periods, the spread between ethanol and corn prices has been at an historically high level, driven in large part by high oil prices and historically low corn prices, although in recent months, the price of ethanol has been declining. On June 30, 2006, the Chicago spot price per gallon of ethanol was $3.90, whereas on September 29, 2006, the Chicago spot price per gallon of ethanol was $1.75. The spread between the price of a gallon of ethanol and the price of the amount of corn required to produce a gallon of ethanol may not remain at recent high levels and fluctuations will continue to occur.
In the future, we will be purchasing significant amounts of corn to support the needs of our production plants. Higher corn costs result in lower profit margins and, therefore, represent unfavorable market conditions. We may not be able to pass along increased corn costs to our ethanol customers. The availability and price of corn is subject to wide fluctuations due to unpredictable factors such as weather conditions (including droughts), farmers’ planting decisions, governmental policies with respect to agriculture and international trade and global demand and supply. Over the ten-year period from 1996 through 2005, corn prices (based on the CBOT daily futures data) have ranged from a low of $1.75 per bushel in 2000 to a high of $5.48 per bushel in 1996, with prices averaging $2.44 per bushel during this period. On September 29, 2006, the CBOT price of corn was $2.62 per bushel.
We rely upon third-parties for our supply of natural gas, which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. The fluctuations in natural gas prices over the six-year period from December 31, 1999 through December 28, 2005, based on New York Mercantile Exchange, Inc., or NYMEX, daily futures data, has ranged from a low of $1.83 per Million British Thermal Units, or MMBTU, in 2001 to a high of $15.38 per MMBTU in 2005, averaging $5.40 per MMBTU during this period. On September 29, 2006, the NYMEX price of natural gas was $5.62 per MMBTU. These market conditions often are affected by factors beyond our control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations.
We have prepared a sensitivity analysis to our exposure to market risk with respect to corn and natural gas requirements along with our ethanol and modified wet distillers grains sales, based on

Management’s discussion and analysis of financial condition and results of operations

Platte Valley 2005 data. A hypothetical 10% change in the average price of the commodities listed below would result in the following change in annual gross profit:

					Percentage
			Hypothetical	Change in annual	change in
	2005 volume	Units	change in price	gross profit(1)	gross profit

	(in millions)			(dollars in millions)
Corn	17.1	bushels	10%	$3.6	15%
Ethanol	48.4	gallons	10%	$7.5	31%
Distillers grains	0.29	tons	10%	$1.0	4%
Natural gas	1.1	MMBTU	10%	$0.9	4%

(1)	Included in annual gross profit is $2.1 million of CCC Bioenergy Program payments that we will not receive in 2006.
SUMMARY OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S. Critical accounting policies are those that we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. We believe that of the significant accounting policies, the following are noteworthy because they are based on estimates and assumptions that require complex, subjective judgments, which can materially impact reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operations.
Revenue Recognition for Services. Revenues for the sale of distillers grains are recorded when title of the product transfers to the customer. In accordance with the agreements between us and our third-party plant customers we pay for the product and shipping costs and bill the end user for the products delivered. We recognize revenues on these transactions on a net basis as commissions which represent fixed margins between the amounts billed and amounts paid.
We also receive revenue from activities related to commodity buying and selling under contracts that do not earn a fixed margin. We recognize revenues on these transactions on a gross basis when title of the products transfer to the end user.
Revenue for facilities management and group buying services provided to customers is recognized on a monthly basis as earned. Amounts billed or received prior to being earned are recorded as deferred revenue.
We recognize quarterly incentive payments in connection with our third-party plant management agreements. Quarterly incentive payments received throughout the year are deferred until the end of the third-party plant’s fiscal year, at which time such payments are recognized for the entire year.
Beginning September 1, 2006, Provista’s financial results are no longer included in our consolidated financial statements on a consolidated basis, and Provista is an unconsolidated subsidiary with our 50% share of its net income or loss is recognized under the equity method of accounting.
Revenue Recognition for Production. Revenues from the production of ethanol and co-products is recorded when the title transfers to customers. Ethanol and co-products are generally shipped FOB shipping point.
Long-Lived Assets and Goodwill. Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events and circumstances indicate that the net carrying value of the asset

Management’s discussion and analysis of financial condition and results of operations may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future net cash flows that we have estimated to be generated by these assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the net carrying value of the assets exceeds the fair value of the assets.
Goodwill represents the excess of the purchase price of an acquired entity over the fair value assigned to tangible and identified intangible assets acquired and liabilities assumed. Goodwill is not amortized but is reviewed for impairment annually, or more frequently if certain impairment conditions arise.
Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123R). This statement requires that the costs of all employee share-based payments be measured at fair value on the award’s grant date and be recognized in the financial statements over the requisite service period. Compensation expense for non-employee awards is generally based on the fair value of the awards at the time of vesting. SFAS No. 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and its related interpretations, and eliminates the alternative use of the intrinsic value method of accounting under APB No. 25, which we previously used.
We adopted SFAS No. 123R on January 1, 2006 using the prospective transition method. Under the prospective transition method we recognize compensation expense for all share-based awards granted subsequent to the adoption of SFAS No. 123R. Compensation expense is recognized on a straight-line basis over the service period of the award.
The adoption of SFAS No. 123R will result in compensation expense being recorded for all stock options granted to employees after January 1, 2006, based on the grant date fair value of the options. No compensation expense will be recognized under SFAS No. 123R related to employee stock options granted prior to January 1, 2006. Prior to the adoption of SFAS No. 123R, we applied the intrinsic-value-based minimum value method of accounting prescribed by APB No. 25 and related interpretations to account for its time-vested employee stock options. Under this method, compensation expense for awards granted to employees was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Compensation expense for non-employee awards was based on the fair value of the awards at the time of vesting.
Derivative Financial Instruments. We hedge a portion of our future corn, natural gas and denaturant purchases to the extent considered necessary for minimizing risk from market price fluctuations. Exchange-traded futures contracts and forward contracts in which delivery of the related commodity has occurred are valued at fair market value. Our commission-based contracts in our services segment have offsetting purchase and sale commitments. Unrealized gains and losses on forward contracts, in which delivery has not occurred, including these commission-based contracts, are deemed “normal purchases and normal sales” under FASB Statement No. 133, as amended, and therefore, are not marked to market in our financial statements. Market value adjustments are recorded directly to current earnings through cost of goods sold.
The fair value of our interest rate swap agreement is recognized as either an asset or liability in the consolidated balance sheets, with changes in fair value reported in interest expense in the consolidated statements of operations.
We have categorized cash flows related to hedging activities in the same category as the item being hedged.
SEASONALITY
As we increase our ethanol production capacity, we expect our operating results will be increasingly influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas,

Management’s discussion and analysis of financial condition and results of operations and the price of our primary product, ethanol. In recent years, the spot price of corn tended to rise during the Spring planting season in May and June and tended to decrease during the fall harvest in October and November. The price for natural gas, however, tends to move opposite that of corn and tends to be lower in the Spring and Summer and higher in the Fall and Winter. In addition, our ethanol prices are substantially correlated with the price of unleaded gasoline, which tends to rise during the Summer. As a result of seasonal fluctuations, we believe comparisons of operating measures between consecutive quarters may be not as meaningful as comparisons between longer reporting periods.
INFLATION
Since our inception, inflation has not significantly affected our operating results. However, costs of goods sold, costs for construction, taxes, repairs, maintenance and insurance are all subject to inflationary pressures and could adversely affect our business and results of operations, our ability to maintain our facilities adequately, build new ethanol production facilities and expand our existing facilities.

Management’s discussion and analysis of financial condition and results of operations of Platte Valley Fuel Ethanol, LLC
The following discussion should be read in conjunction with “Selected historical consolidated financial data of Platte Valley Fuel Ethanol, LLC” and Platte Valley’s consolidated financial statements, and the accompanying notes contained therein, included elsewhere in this prospectus.
OVERVIEW OF PLATTE VALLEY
Platte Valley, located in Central City, Nebraska, was organized in December 2002 to build and operate a 50 mmgy production capacity ethanol plant. Construction was completed in May 2004 and production began at that time. Accordingly, Platte Valley’s results of operations prior to May 2004 are not comparable to the results of operations for subsequent periods. In January 2006, Platte Valley entered into a contract to construct the Ord ethanol plant, with 50 mmgy capacity, located in Ord, Nebraska.
On April 30, 2006, we acquired Platte Valley for total consideration of 44,999,981 shares of our common stock and approximately $40.0 million in cash. As part of that transaction, we acquired a $12.5 million investment in Platte Valley’s subsidiary Val-E Ethanol, LLC, or Val-E, which represented a 50.2% interest. Concurrently with the closing of the Platte Valley transaction, we purchased the remaining 49.8% interest in Val-E for 6.2 million shares of our common stock.
Year ended December 31, 2005 compared to year ended December 31, 2004
Revenues. Product sales increased by $36.9 million, or 77%, from $47.7 million to $84.6 million. The increase was driven primarily by a $33.9 million, or 83%, increase in ethanol sales and a $3.0 million, or 44%, increase in distillers grains. The volume of ethanol sold increased 19.2 million gallons, or 67%, from 28.7 to 48.0 million gallons due to the increased number of months of production from eight months in 2004 to twelve months in 2005 and plant improvements which increased overall yields. The average gross price of ethanol sold increased $0.13 per gallon, or 10%, from $1.43 to $1.56 per gallon. The volume of distillers grains increased 122,000 tons, or 71%, from 172,000 to 294,000 tons, which more than offset the decrease in the average gross sales price from $39.04 to $33.01 per ton.
Other revenues declined by $3.1 million, or 38%, to $5.1 million primarily due to decreased payment from the federal USDA CCC Bioenergy Program. These payments are based on the incremental increase in the gallons of ethanol produced. In fiscal year 2004, Platte Valley received full credit for the production from inception in May 2004 until December 2004. In fiscal year 2005, full credit was received for the first quarter production and the second through fourth quarter payments were based on the incremental increased production from 2004. Platte Valley generated credits of $2.8 million in both fiscal year 2005 and 2004 under the State of Nebraska’s motor vehicle fuel tax credit program.
Cost of goods sold. Platte Valley’s cost of goods sold increased by $19.4 million, or 41%, to $66.3 million primarily attributable to a 67% increase in ethanol sales volumes primarily due to the increased number of months of production and the effects of facility improvements which increased yields. The increase in volume is partially offset by a decline in corn costs. Cost of goods sold represents $1.38 and $1.63 per gallon of ethanol sold for the year ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, the components of cost of goods sold on a per gallon basis were $0.75 for corn, $0.18 for natural gas, $0.13 for transportation and $0.32 for labor, depreciation and manufacturing overhead. For the year ended December 31, 2004, the components of cost of goods sold on a per gallon basis were $1.06 for corn, $0.14 for natural gas, $0.13 for transportation and $0.30 for labor, depreciation and manufacturing overhead.

Management’s discussion and analysis of financial condition and results of operations of
Platte Valley Fuel Ethanol, LLC

Corn costs, net of hedging activities, increased by $5.6 million, or 19%, to $36.0 million, driven by a increase in the volume of ethanol sales volumes, which was partially offset by a $0.83, or 28%, decrease in the average cost per bushel of corn from $2.94 to $2.11. Corn costs represented 54% and 65% of the total cost of goods sold before taking into account the sales of distillers grains for 2005 and 2004, respectively.
Natural gas costs increased by $4.4 million, or 106%, to $8.5 million, primarily driven by an increase in the number of months of production in 2005 compared to 2004 and a $1.57 MMBTU, or 25%, increase in the average purchase price of natural gas from $6.26 to $7.83 per MMBTU. Natural gas accounted for 13% and 9% of total cost of goods sold for the years ended 2005 and 2004, respectively.
Labor, depreciation and manufacturing overhead increased by $6.7 million, or 77%, to $15.3 million and was primarily driven by an increase in the number of months of production in 2005 compared to 2004. These costs accounted for 23% and 18% of total cost of goods sold for the years ended 2005 and 2004, respectively.
Transportation expense increased by $2.7 million, or 73%, to $6.5 million and was primarily driven by an increase in the number of months of production in 2005 compared to 2004. Transportation costs accounted for 10% and 8% of total cost of goods sold for the years ended December 31, 2005 and 2004, respectively.
Gross Profit. Gross profit increased by $14.4 million, or 160%, from $9.0 million to $23.3 million and was primarily driven by twelve months of production in 2005 compared to eight months in 2004 and a favorable spread between ethanol prices and corn costs. This favorable spread was primarily driven by high oil prices and historically low corn prices. Platte Valley’s profits improved by $0.18 per gallon of ethanol sold, from $0.31 in 2004 to $0.49 in 2005.
Selling, general and administrative expenses. Selling, general and administrative expenses increased by $0.4 million, or 35%, to $1.7 million and was primarily due to an increase in the number of months of production in 2005 compared to 2004.
Interest expense. Interest expense decreased by $0.1 million, or 7%, to $1.6 million compared to the year ended December 31, 2004, due to changes in the value of the interest rate swap agreement and decreased borrowings on the senior secured credit facilities.
Interest income. Interest income increased by $0.3 million to $0.3 million compared to the year ended December 31, 2004, which was due to increased cash equivalents. The average interest rate ranged between 3.7% and 4.4% during this time period.
Year ended December 31, 2004 compared to year ended December 31, 2003
Revenues. Sales for the year ended December 31, 2004 were $47.7 million which represented the sales from May 2004 to December 31, 2004, when Platte Valley was producing ethanol for the first time. There were no sales during 2003. During the fiscal year ended December 31, 2004 the average gross selling price of ethanol was $1.43 per gallon and the average gross selling price of distillers grains was $39 per ton. The volume of ethanol sold was 28.7 million gallons and distillers grains sold was 172,000 tons.
Other revenues of $8.2 million is comprised of incentive payments under the federal USDA CCC Bioenergy Program and the State of Nebraska incentive program. Federal program payments of $5.4 million were based on the gallons of production from May to December 2004. Under this program the federal government makes cash payments to companies that increase their purchases of

Management’s discussion and analysis of financial condition and results of operations of
Platte Valley Fuel Ethanol, LLC

corn or other agricultural products used in the production of ethanol. Incentive program payments of $2.8 million are based on the State of Nebraska’s program that allows producers of ethanol to generate motor vehicle fuel tax credits and sell them to any unrelated party holding a motor fuel license. Under the program, the credit is generated on the first 15,625,000 gallons of production each year at a rate of $0.18 per gallon.
Cost of goods sold. Cost of goods sold for the year ended December 31, 2004 were $46.9 million and primarily consist of production costs from May 2004 to December 31, 2004, when the plant became operational. Cost of goods sold represented $1.63 per gallon of ethanol sold for the year ended December 31, 2004. The average cost of corn was $2.94 per bushel and was approximately 65% of production costs before taking into account the sales of distillers grains. The average purchase price of natural gas was $6.26 per MMBTU and represented 9% of production costs. Labor, depreciation and manufacturing overhead and transportation represented 18% and 8%, respectively, of cost of goods sold for the year ended December 31, 2004. There was no cost of goods sold in 2003.
Gross Profit. Gross profit of $9.0 million was primarily the result of the ethanol incentive programs payments received from state and federal government agencies. Gross profits were $0.31 per gallon ethanol sold in 2004.
Selling, general and administrative expense. Selling, general and administrative expense of $1.3 million for the year ended December 31, 2004 compared to $43,000 for the year ended December 31, 2003. This increase is a result of the marketing and general activities to support the production activities that began in May 2004.
Interest expense. Interest expense of $1.7 million for the year ended December 31, 2004 was due to long-term debt borrowings.

Ethanol industry overview
MARKET OVERVIEW
In North America, ethanol is produced mainly from corn and is primarily used as a gasoline fuel additive to increase gasoline’s octane rating and is increasingly being used as a fuel blendstock. According to the RFA, U.S. ethanol production was approximately 4 billion gallons in 2005, which accounted for approximately 3% of the total U.S. gasoline fuel supply. As a gasoline blendstock, ethanol functions as an octane enhancer, a clean air additive and a fuel extender. Ethanol is also a primary blendstock for an emerging E85 fuel, which consists of up to 85% ethanol and at least 15% conventional gasoline and can be consumed by approximately six million Flexible Fuel Vehicles estimated to be on the road in the U.S.
CORN MARKET
In 2005, the ethanol industry consumed approximately 1.4 billion bushels of corn, which approximated 13% of the 11.1 billion bushels of 2005 domestic corn production. In recent years, farmers have realized a number of record harvests due to advances in planting technology and crop genetics, increases in corn acres planted and reduction in exports. The USDA expects corn acreage to continue growing from 81.6 million acres this spring to 84.5 million acres by 2015 primarily due to conversion of other cropland, with corn production reaching 12.7 billion bushels by 2015 assuming continuation of current yield trends.

Ethanol industry overview

Historical corn market statistics
The chart set forth below is a summary of historical corn market statistics, including the level of corn production since 1995 and the corresponding corn futures price. As the production of corn has increased with a peak of 11.8 billion bushels in 2004, the futures price of corn has decreased and over the past eight years the annual average has remained below $2.65 per bushel.

Source: Bloomberg; USDA National Agricultural Statistics Service.

(1)	Chicago Board of Trade end-of-day price average.

(2)	Average corn futures price average as of September 30, 2006.

THE PRIMARY USES OF ETHANOL
Octane enhancer
Pure ethanol possesses an average octane rating of 113, enabling refiners to conform lower octane blendstock to gasoline standards, while also expanding the volume of fuel produced. In addition, ethanol is commonly added to finished regular grade gasoline at the wholesale terminal as a means of producing higher octane mid-grade and premium gasoline. At present, ethanol represents one of the few commercially viable sources of octane available to refiners.
Clean air additive
A clean air additive is a substance that, when added to gasoline, reduces tailpipe emissions, resulting in improved air quality characteristics. Ethanol contains 35% oxygen, approximately twice that of MTBE, an historically used oxygenate. The additional oxygen found in ethanol results in more complete combustion of the fuel in the engine cylinder, which reduces tailpipe emissions by as much as 30%, including a 12% reduction in volatile organic compound emissions when blended at a 10%

Ethanol industry overview

level. Ethanol, which is non-toxic, water soluble and biodegradable, replaces some of the harmful gasoline components including benzene.
Fuel extender
Ethanol extends the volume of gasoline by the amount of ethanol blended with conventional gasoline, thereby reducing dependence on foreign crude oil and refined products. Furthermore, ethanol is easily added to gasoline after the refining process, reducing the need for large, capital intensive capacity expansion projects at refineries.
E85, a gasoline alternative
Ethanol is the primary blend component in E85. The number of service stations that sell E85 has grown rapidly. According to the National Ethanol Vehicle Coalition, or NEVC, as of October 2006 there were over 1,000 stations nationwide that sold E85. NEVC also estimates that six million U.S. vehicles are flexible fuel vehicles, or FFVs. Recently, General Motors, Ford and DaimlerChrysler have publicly committed to doubling their respective annual FFV production.
INDUSTRY GROWTH
We believe the ethanol industry will continue to grow as a result of a variety of factors, including, but not limited to: favorable production economics relative to gasoline; phase-out of MTBE; federally mandated renewable fuel usage; a shortage of domestic petroleum refining capacity; and geopolitical concerns with reliance on imported fuels.
Favorable production economics relative to gasoline
We believe that ethanol currently represents an economically attractive source of fuel because the costs incurred by ethanol producers in producing a gallon of ethanol are now significantly lower than the costs incurred by refiners to produce a gallon of gasoline.
Phase-out of MTBE
Before 2003, ethanol was used primarily as a fuel extender and octane enhancer, predominantly in states located in the Midwest. In recent years, as a result of health and environmental concerns, 25 states, including California, New York and Connecticut, which consumed more than 50% of the MTBE produced in the U.S. have banned or significantly limited the use of MTBE. Product liability concerns regarding MTBE increased following the passage of the Energy Policy Act in 2005, which did not contain limitations on product liability claims relating to MTBE use. Consequently, refiners are expected to phase out two billion gallons per year of MTBE, creating additional demand for ethanol, which is the most likely substitute for MTBE due to its favorable production economics, high octane rating and clean-burning characteristics.
Shortage of domestic petroleum refining capacity
According to the EIA, while domestic refining capacity has decreased approximately 4% from 1980 to 2005, domestic demand has increased 21% over the same period. The EIA expects growth in refining capacity to average 0.86% per year until 2025, with demand for refined petroleum products to grow at 1.15% per year over the same period. By adding ethanol to gasoline fuel stock, refiners are able to increase the volume of fuel available for sale, and therefore produce more fuel from a barrel of oil and expand their ability to meet consumer demand. We believe that increased pressure on domestic fuel refining capacity will result in greater demand for ethanol.

Ethanol industry overview

Federally mandated renewable fuel usage
Adopted as part of the Energy Policy Act, the RFS established minimum nationwide levels of renewable fuels to be included in gasoline. The RFS requires motor fuels sold in the U.S. to contain, in aggregate, the following minimum volumes of renewable fuels in future years:
Renewable fuel usage

Year	Usage

(in billions
of gallons)
2006	4.0
2007	4.7
2008	5.4
2009	6.1
2010	6.8
2011	7.4
2012	7.5
Although the RFS should increase demand for ethanol, we believe the actual use of ethanol and other renewable fuels will surpass the mandated requirements, especially in the early years of the RFS implementation. Additional legislation that we believe affects the demand for ethanol, including the federal tax incentive program, is discussed below under “—Legislation.”
Geopolitical concerns with reliance on imported fuels
According to the EIA, crude oil imports are expected to rise from 65% of the U.S. crude oil supply in 2005 to 71% by 2025. Political unrest and attacks on oil infrastructure in the major oil producing nations, particularly those located in the Middle East, have added a “risk premium” to world oil prices. At the same time, developing nations such as China and India are increasing their demand for oil. Ethanol, a domestic, renewable source of energy, is reducing U.S. dependence on foreign oil.
SUPPLY OF ETHANOL
Production in the ethanol industry is fragmented, with the top ten producers accounting for approximately 44% of the industry’s total estimated production capacity as of October 2006. The remaining production is generated by more than 50 smaller producers and farmer-owned cooperatives, most with production of 50 mmgy or less. As of October 2006, the RFA estimates that ethanol facilities with aggregate production capacity of an additional 3.7 billion gallons per year were under construction.
ETHANOL CO-PRODUCTS
Distillers grains, a co-product of the dry-mill ethanol production process, are the concentrated nutrients (protein, fat, fiber, vitamins and minerals) remaining after starch from corn is converted into ethanol. Distillers grains may be sold as wet distillers grains or after drying in natural gas fueled driers, as dried distillers grains, or if partially dried, as modified wet distillers grains. The sale of wet distillers grains is usually more profitable because the ethanol producer saves the cost of natural gas for drying. The product is sold locally to minimize the higher cost required to transport the product to distant markets. Since both a significant portion of corn supply and principally all of distillers grains supply are used as animal feed, this allows ethanol producers to offset a significant portion of their total corn costs.

Ethanol industry overview

LEGISLATION
The U.S. ethanol industry is impacted by state and federal legislation, in particular:
The federal ethanol tax incentive program
First passed in 1979, the federal excise tax incentive program allows gasoline distributors who blend ethanol with gasoline to receive a federal excise tax rate reduction. The incentive provides for a $0.051 tax credit per gallon of ethanol blended with gasoline, which at the prevailing 10% blend implies a credit of $0.51 per gallon of ethanol. The incentive program has been extended six times since its original inception in 1978 and is presently scheduled to expire in 2010.
The renewable fuels standard (“RFS”)
Adopted as part of the Energy Policy Act of 2005, the RFS established minimum nationwide levels of renewable fuels (ethanol, biodiesel or any other liquid fuel produced from biomass or biogas) to be included in gasoline, an increase from 4.0 billion gallons of RFS mandated usage in 2006 to 7.5 billion gallons by 2012. The RFA expects ethanol to account for the largest share of renewable fuels produced and consumed under the RFS.
State legislation banning or limiting MTBE use
As of June 2006, 25 states, including California and New York, have banned or significantly limited the use of MTBE due to environmental and public health concerns. Ethanol has served as a replacement for much of the discontinued volumes of MTBE and is expected to continue to replace future volumes of MTBE that are removed from the fuel supply.
Federal tariff on imported ethanol
In 1980, Congress imposed a tariff on foreign produced ethanol to prevent the federal tax incentive from benefiting non-U.S. producers of ethanol. At present, the tariff is set at $0.54 per gallon. The tariff is presently scheduled to expire in October 2007. Ethanol imports from 24 countries in Central America and the Caribbean Islands are exempted from the tariff under the Caribbean Basin Initiative, which provides that specified nations may export an aggregate of 7.0% of U.S. ethanol production per year into the U.S., with additional exemptions from ethanol produced from feedstock in the Caribbean region over the 7.0% limit.
Federal farm legislation
Until its recent expiration, the USDA Commodity Credit Corporation Bioenergy Program paid cash to companies that increased their purchases of specified commodities, including corn, to expand production of ethanol, biodiesel or other biofuels. Payments were typically based on increased production and amounts had to be refunded if decreases in production levels occurred. This program expired on June 30, 2006.
State incentives
Various states may also offer incentives to ethanol producers. For example, the State of Nebraska has a program that allows producers of ethanol to generate motor vehicle fuel tax credits and sell them to unrelated third-parties holding motor fuel licenses. Under the program, which is not set to expire until 2012, credits are generated on the first 15,625,000 gallons of production each year at a rate of $0.18 per gallon.

Business
OUR COMPANY
We are a rapidly growing producer and marketer of ethanol and distillers grains. Ethanol is a clean-burning, renewable fuel made from agricultural products such as corn. Distillers grains are a co-product of corn-based ethanol that are used as animal feed. We also market ethanol and distillers grains produced by, and provide facilities management and marketing services to, other ethanol producers. We sell ethanol to refining and marketing companies in the U.S., such as Marathon Oil Corporation, BP p.l.c. and Valero Energy Corporation, primarily as a gasoline additive. We currently sell distillers grains to livestock operators and marketing companies in the U.S. We distribute products principally by rail, and we lease approximately 680 rail cars through UBE Ingredients, our wholly-owned subsidiary. Provista, our marketing joint venture with CHS Inc., also currently leases approximately 950 rail cars.
We currently own and operate one ethanol plant in Central City, Nebraska, which we are in the process of expanding, and one ethanol plant in Woodbury township near Lake Odessa, Michigan. In addition, we have three ethanol plants under construction. Upon completion of these initiatives, we will own and operate five plants with a combined ethanol production capacity of 400 mmgy. We also have four ethanol plants in development that we believe will have a combined production capacity of 300 mmgy. Based upon our current plans, we believe that we will have three plants operational with ethanol production capacity of 250 mmgy by the end of 2006, four plants operational with ethanol production capacity of 300 mmgy by the end of 2007 and nine plants operational with ethanol production capacity of 700 mmgy by the end of 2008. Based on data published by the RFA regarding ethanol production facilities in operation or under construction, we believe that our expansion plans will make us one of the largest ethanol producers in the U.S. by the end of 2006.
We were founded in October 2004 by Gordon Ommen and Ron Fagen. Our three largest shareholders are: Capitaline Advisors, LLC, an investment management firm, and its affiliates, collectively controlled by Gordon Ommen; Ron Fagen, the founder, Chairman and Chief Executive Officer of Fagen, Inc., the leading builder of ethanol plants in the U.S.; and CHS Inc., a Fortune 500 company and the largest grain marketer and energy cooperative in the U.S.
OUR COMPETITIVE STRENGTHS
We have built our business by developing sustainable competitive strengths, including our:

➢	Close relationship with Fagen, Inc., the leading builder of ethanol plants in the U.S. We believe that our close relationship with Fagen, Inc. will allow us to add new ethanol production capacity faster than many of our competitors. Ron Fagen, the founder, Chairman and Chief Executive Officer of Fagen, Inc., beneficially owns approximately 25.3% of our common stock ( % after the completion of this offering assuming the underwriters’ over-allotment option is not exercised). We believe that Fagen, Inc. has constructed over 65% of the ethanol production capacity built in the U.S. over the past six years. We have entered into design-build agreements with Fagen, Inc. for each of our facilities under construction and our Platte Valley expansion. In addition, we have entered into design-build agreements with Fagen for our planned Dyersville and Janesville facilities. We have also entered into a master design-build agreement with Fagen that provides build slots for our other facilities in development and another master design- build agreement with Fagen that provides us with a number of additional build slots through 2010. Together, these master design-build agreements provide us with build slots for each of our facilities in development or under evaluation. We believe that our relationship with Fagen and our access to committed build slots through our master design-build agreements with Fagen provide us with a key advantage over those

Business

of our competitors that have not secured construction agreements for their announced capacity expansions.

➢	Significant logistics, infrastructure and marketing support from CHS, a major marketer of grain and fuel products. CHS Inc., a Fortune 500 company and the largest grain marketer and energy cooperative in the U.S., has an aggregate of $105.0 million invested in our common stock and currently owns approximately 25.6% of our common stock ( % after the completion of this offering assuming the underwriters’ over-allotment option is not exercised). As our joint venture partner in Provista, CHS provides us with significant logistics and infrastructure support, including access to their rail transportation network, private truck fleet, fuel product pipelines and terminals. We also benefit from access to CHS’s grain procurement expertise and extensive refined fuels distribution system, comprised of nearly 1,600 retail outlets, including their Cenex® convenience stores. At present, Provista provides marketing services for our ethanol production facilities and four third-party biofuels producers. CHS is managing this joint venture. We believe that the logistics, infrastructure and marketing support we receive from CHS allows us to broaden our customer and supplier networks, which in turn enables us to improve our access to low-cost corn and enhance our price realization.

➢	Established marketing, facilities management and consulting services businesses. We have an established services business. Together with its predecessor businesses, UBE Services has been providing grain procurement, risk consulting and facilities management services to third-party ethanol producers for over two years, and UBE Ingredients has been providing distillers grains marketing services to third-party ethanol producers for over six years. Prior to the formation of the Provista joint venture with CHS, our ethanol marketing business marketed ethanol for third-party ethanol producers for over two years. As we increase our ethanol production capacity, we believe that our established services business will provide us with a competitive advantage over other less vertically integrated ethanol producers. We believe that our experience marketing ethanol and distillers grains will allow us to realize higher prices for our products than our competitors that do not have marketing operations. We believe that our facilities management and consulting services business allows us to develop highly qualified operations management as well as identify facilities that could be future partners for us.

➢	Geographically diverse operations. We currently have nine plants in operation, under construction or in development located in five different states. We believe that our geographically diverse operations will minimize our exposure to fluctuations in any one feedstock market and maximize our access to potential customers relative to our competitors with geographically concentrated operations.

OUR BUSINESS STRATEGY

➢	Grow operations to achieve one billion gallons of annual ethanol production capacity in 2009. We have seven ethanol plants under construction or in development that, together with our Woodbury facility and our expanded Platte Valley facility, we believe will have a combined annual production capacity of 700 mmgy in 2008. We have identified additional plant development and acquisition opportunities that we believe will allow us to grow our annual ethanol production capacity to one billion gallons in 2009. We believe that increasing the size and scale of our operations will create significant value for our shareholders.

➢	Pursue selective acquisitions. Our industry is highly fragmented with a significant number of producers that operate only one plant and may not have the financial or management resources required to grow their businesses. We will seek to acquire smaller producers that meet our operational and financial criteria for acquisitions. We believe that our commitment to local farmer

Business

groups and cooperatives located throughout the Midwest, as demonstrated by the involvement of local advisory boards at each of our facilities, will facilitate the execution of our acquisition strategy.

➢	Pursue low-cost operations strategy. We believe we are positioned to become one of the lowest cost producers of ethanol due to our expected large scale, diverse geographic footprint, state-of-the-art technology, established marketing platform and management expertise. We believe that our facilities are strategically sited near natural gas lines and abundant, low-cost corn supplies with comprehensive access to the on-road and rail transportation infrastructure, reducing our transportation costs and diversifying our corn supply. We use Fagen construction and the latest ICM design technology, which we believe delivers higher corn-to-ethanol conversion yields compared to some older facilities. We also believe that our expected geographic footprint, which will diversify 700 mmgy of production capacity across Iowa, Michigan, Nebraska, North Dakota and Minnesota, will allow us to market and distribute our products more efficiently and manage our business more effectively than some of our less-diversified competitors.

➢	Develop premium branded products. Our strategy is to develop premium branded products that are differentiated from our competitors’ products. For example, we are currently working with leading animal nutritionists to develop techniques to increase the quality and consistency of our distillers grains product. We intend to market our premium distillers grains under the brand name Solomontm. If we are successful in our efforts, we believe that we will be able to sell our Solomontm branded distillers grains at higher prices than our competitors that sell generic products.

➢	Expand our third-party ethanol and distillers grains marketing business. At present, Provista provides ethanol marketing services for our ethanol production facilities and four third-party biofuels producers. For the twelve months ended September 30, 2006, UBE Ingredients marketed in excess of 2.3 million tons of distillers grains for 12 third-party ethanol producers. We intend to grow our marketing business by building relationships with new biofuels producers.

COMPANY HISTORY
We were incorporated in South Dakota in October 2004. Since our formation, we have focused on building the necessary resources, infrastructure and production capacity with a goal of becoming one of the leading ethanol producers in the U.S. Our acquisition in May 2005 of United Bio Energy, LLC, a provider of ethanol and distillers grains marketing, grain procurement, risk consulting and facilities management services to third-party ethanol producers, was a key step in that process. United Bio Energy commenced operations in January 2004 following a combination of Fagen Management, LLC’s third-party ethanol plant management business and ICM Marketing, Inc.’s distillers grains marketing business.

Business

The following table sets forth a summary of significant milestones in our history:

Date	Initiative

October 2004	We were founded by Gordon Ommen and Ron Fagen
November 2004	We announced plans to develop and construct a 100 mmgy ethanol plant near Albert City, Iowa
April 2005	We acquired Superior Corn Products, LLC, a company organized to develop, own and operate a 50 mmgy ethanol plant near Woodbury township, Michigan
May 2005	We acquired United Bio Energy, LLC and established our services business
October 2005	We announced plans to develop and construct a 100 mmgy ethanol plant near Janesville, Minnesota
November 2005	CHS made an initial investment of $35 million in our company
March 2006	We acquired Gold Energy, LLC, a company organized to develop, own and operate a 100 mmgy ethanol plant near Hankinson, North Dakota
We formed an ethanol marketing joint venture with CHS
April 2006	We acquired Platte Valley Fuel Ethanol, LLC, which owns and operates a 50 mmgy ethanol plant near Central City, Nebraska
We acquired Val-E Ethanol, LLC, a company organized to develop, own and operate a 50 mmgy ethanol plant near Ord, Nebraska
We announced plans to develop and construct an ethanol plant near Springfield, Minnesota
May 2006	We entered into a letter of intent with Big River Resources, LLC to form a joint venture to construct a 100 mmgy ethanol plant near Grinnell, Iowa
June 2006	We announced plans to develop our Solomontm brand of distillers grains
July 2006	We announced plans to develop and construct a 100 mmgy ethanol plant near Dyersville, Iowa
September 2006	Our 50 mmgy Woodbury facility began operations
October 2006	We announced plans to evaluate the development and construction of a 100 mmgy ethanol plant near Guymon, Oklahoma

Business

The following diagram shows our organizational structure as of October 31, 2006:
OUR BUSINESS
Production
We currently own and operate our Platte Valley facility, which we acquired in April 2006, and our Woodbury facility, which began operations in September 2006. We are in the process of expanding our Platte Valley facility, and we have three additional ethanol plants under construction. Upon completion of these initiatives, we will own and operate five plants with combined ethanol production capacity of 400 mmgy. We also have four ethanol plants in development that we believe will have combined production capacity of 300 mmgy. One of our strategies is to identify additional plant development and acquisition opportunities that will allow us to grow our annual ethanol production capacity to one billion gallons in 2009.
Prior to our acquisition of the Platte Valley facility, 100% of our revenues were generated through the sale of services to third-party ethanol producers and the sales of ethanol and agricultural commodities acquired from others. Effective May 2006, we began to record revenue from the production of ethanol

Business

and distillers grains. For the nine months ended September 30, 2006, our production segment revenues and pretax income was $48.3 million and $11.0 million, respectively. For the year ended December 31, 2005, our production segment had no revenue and a pretax loss of $1.0 million related to pre-production operations. Total production assets were $74.2 million and $440.6 million as of December 31, 2005 and September 30, 2006, respectively. We did not have any production segment assets as of December 31, 2004. As we increase our ethanol production capacity, we expect production revenues and assets to account for an increasing proportion of our total revenues and assets.
Our primary product is ethanol, a fuel grade alcohol which we derive from corn. Our plants produce ethanol by using a dry-mill process, which yields approximately 2.8 gallons of ethanol per bushel of corn.
The dry-mill ethanol production process also produces distillers grains as a co-product. Distillers grains are a high protein and high-energy animal feed that are sold primarily as ingredients in beef and dairy cattle rations. In the dry-mill process, each bushel of corn yields approximately 17 pounds of distillers grains.
Services
We provide management services to third-party ethanol producers. In addition, we have agreements to provide distillers grains and ethanol marketing services for our ethanol production facilities as well as to third-party biofuels producers. For the year ended December 31, 2005, our services segment revenues and pretax income were $16.4 million and $0.4 million, respectively. For the nine months ended September 30, 2006, our services segment revenues and pretax loss were $12.4 and $2.6, respectively. Total services segment assets were $55.5 million and $25.4 as of December 31, 2005 and September 30, 2006, respectively. We did not have any services segment revenues or assets as of and for the period ended December 31, 2004. As we increase our ethanol production capacity, we expect services segment revenues and assets to account for a decreasing proportion of our total revenues and assets.
These services are provided through our subsidiaries as follows:
UBE Services
Through our wholly-owned subsidiary, UBE Services, we provide grain procurement, risk consulting and facilities management services to third-party ethanol producers. These services include:

➢	General Management. UBE Services provides a general manager for the client’s plant who has the overall responsibility for the profitability of the plant.

➢	Plant Management. UBE Services provides a plant manager for the client’s plant who has production responsibility at the plant, including responsibility for efficiency, uninterrupted production, environmental compliance and other production-related measurements.

➢	Risk Consulting. UBE Services provides commodity pricing and risk consulting services based on the client’s risk profile.

➢	Grain Procurement. UBE Services sources all grains used and coordinates all grain logistics at the client’s plant.
We charge our customers a fixed fee for these services. UBE Services currently provides, or has entered into agreements to provide, one or more of these services to eight ethanol plants with an aggregate capacity in production or under construction of approximately 475 mmgy. We also engage in commodities buying and selling activities for customers on a non-fixed fee basis.

Business

UBE Ingredients
Through our wholly-owned subsidiary, UBE Ingredients, formerly known as ICM Marketing, we intend to market all of our distillers grains production. For the twelve months ended September 30, 2006, we marketed in excess of 2.3 million tons of distillers grains on behalf of 12 third-party ethanol producers. We are currently developing the first third-party tested and certified quality assurance program for our distillers grains. Historically, the nutritional value and quality of distillers grains have varied substantially among producers in the ethanol industry. This variability in quality, nutrient content and digestibility is a challenge for livestock nutritionists when deciding whether to use distillers grains in livestock feeding programs. Our quality assurance program is currently in a developmental stage, and we have independent nutritionists running tests to establish quality and consistency benchmarks for the distillers grains produced by our ethanol plants. We believe that these benchmarks will ensure that the distillers grains produced at our ethanol plants target the special dietary needs of the beef, dairy, poultry and swine markets. Since the inception of the program, we have spent $0.1 million, and over the next twelve months, we expect to spend $0.6 million to launch the program and market a premium brand on a regional, national and international basis. We intend to market the distillers grains that meet our quality assurance requirements under the brand name Solomontm.
We charge our customers fees generally linked to the prevailing market price of distillers grains. UBE Ingredients leases approximately 680 rail cars in order to distribute its distillers grains by rail to livestock operations across the U.S.
Provista Renewable Fuels Marketing
We market our ethanol as well as ethanol and biodiesel produced by third-parties through Provista, a joint venture between us and CHS Inc. On March 31, 2006, CHS acquired 50% ownership in our existing ethanol marketing business, Provista. Pursuant to this arrangement, CHS and US BioEnergy each own 50% of the membership interest in Provista, entitling each to 50% of the financial rights and 50% of the voting rights with respect to Provista as its members. Provista is managed by CHS pursuant to a management agreement.
In connection with the formation of the joint venture, we entered into an ethanol marketing agreement with Provista. For additional information regarding the agreements relating to the Provista joint venture, see “Certain relationships and related party transactions.”
Provista also currently markets the ethanol and biodiesel production for four third-party biofuels plants.
Provista leases approximately 950 rail cars in order to distribute ethanol by rail to refining and marketing companies across the U.S.
RAW MATERIALS
Our principal raw material is corn. We currently require an aggregate of approximately 36 million bushels of corn per year in order to produce the 100 mmgy of expected ethanol production at our Platte Valley and Woodbury facilities. By the end of 2006, we expect that our operations will require approximately 89 million bushels of corn per year in order to produce the 250 mmgy of expected ethanol production. We source our corn both directly from farmers located near our facilities and from local dealers. We employ the following corn procurement methods and related hedging strategies:

➢	we purchase corn through cash fixed-price contracts and deferred pricing contracts; and

➢	we utilize hedging positions in the corn futures market to manage the risk of excessive corn price fluctuations for a portion of our corn requirements.

Business

For our spot purchases, we post daily corn bids so that corn producers can sell to us on a spot basis. Our fixed-price forward contracts specify the amount of corn, the price and the time period over which the corn is to be delivered. These forward contracts are at fixed-prices or prices based on CBOT prices. Our corn requirements can be contracted on fixed-price forward contracts. The parameters of these contracts are based on the local supply and demand situation and the seasonality of the price. For delayed pricing contracts, producers will deliver corn to the plant, but the pricing for that corn and the related payment will occur at a later date.
Our ethanol production also requires significant quantities of natural gas, which has historically been subject to volatile market conditions. Natural gas prices and availability are affected by weather conditions and overall economic conditions. Operating at current capacity, our Platte Valley facility requires approximately 1.1 million MMBTU per year, and our Woodbury facility requires approximately 1.6 million MMBTU per year. By the end of 2006, we expect that our plants operating at capacity will require approximately 7.3 million MMBTU per year. We hedge a portion of our exposure to natural gas price risk from time to time by using fixed-price or indexed exchange-traded futures contracts.
We generally have no long-term contracts that guarantee us supplies of corn or natural gas.
FACILITIES
The table below provides a summary of our ethanol plants in operation, under construction and in development as well as projects that we are currently evaluating as of October 31, 2006:

	In	Under		In	Under
	operation	construction		development	evaluation	Total

Location(s)	2	4	(1)	4	3	13
Ethanol Production Capacity (mmgy)	100	300	(1)	300	300	1,000
Production Process	Dry-Mill	Dry-Mill		Dry-Mill	Dry-Mill
Primary Energy Source	Natural Gas	Natural Gas		Natural Gas	Natural Gas, Coal or Biomass
Builder	Fagen	Fagen		Fagen	Fagen

(1)	Includes the 50 mmgy expansion of expected capacity of our Platte Valley facility currently under construction.
Plant site selection
We intend to utilize our experience and the skills of our partners to continue the development of our existing plants, identify new sites and develop additional plants in the future. Our site location criteria include many factors. First among these are corn, water and energy supplies as inputs and ethanol and distillers grains markets for our outputs.
We utilize in-house expertise as well as industry-leading consultation services to analyze the feasibility of obtaining corn as feedstock for each potential site and weigh that knowledge with a similar analysis of logistical advantages and disadvantages in moving ethanol to both existing and projected new markets. We begin consultation with relevant rail carriers early in the process for corn supply, ethanol and distillers grains transportation and begin equally early our consultation with local corn farmers and cooperatives for feedstock supply.

Business

We contract with industry leaders for assistance in analysis of water and natural gas for production processes. At the same time, we work with local electricity suppliers to secure a plant’s electrical power. Additionally, we position sites near a qualified labor force as well as community services that are capable of attracting and retaining top personnel.
All of our plants that are either operating or under construction are designed, engineered and constructed by Fagen, Inc. using ICM, Inc. process technology. Fagen is one of our largest shareholders, and through our master design-build agreements with Fagen, we have committed build slots on the Fagen construction schedule. Working in collaboration with Fagen, we believe that our plants will be more efficient than many competing plants.
Plant design and construction
Fagen, Inc., the leading builder of ethanol plants in the U.S., constructed our Platte Valley and Woodbury plants and is currently constructing our Albert City and Ord plants, as well as the expansion of our Platte Valley plant. Ron Fagen, the founder, Chairman and Chief Executive Officer of Fagen, Inc., is one of our largest shareholders. We have entered into design-build agreements with Fagen, Inc. for each of our facilities under construction and our Platte Valley expansion. In addition, we have entered into design-build agreements with Fagen for our planned Dyersville and Janesville facilities. We have also entered into a master design-build agreement with Fagen that provides build slots for our other facilities in development and another master design-build agreement with Fagen that provides us with a number of additional build slots through 2010. Together, these master design-build agreements provide us with build slots for each of our facilities in development or under evaluation.
Plants in operation or under construction
The following table sets forth a summary of our ethanol plants that are currently in operation or under construction as of October 31, 2006:

	In operation		Under construction

Platte Valley
	Platte Valley	Woodbury	Albert City	expansion	Ord	Hankinson(1)	Total

Location	Central City, Nebraska	Lake Odessa, Michigan	Albert City, Iowa	Central City, Nebraska	Ord, Nebraska	Hankinson, North Dakota
Actual/Estimated Production Start Date	May 2004	September 2006	December 2006	December 2006	May 2007	Q1 2008
Current Ethanol Production Capacity (mmgy)	50	50					100
Ethanol Production Capacity Under Construction (mmgy)			100	50	50	100	300
Production Process	Dry-Mill	Dry-Mill	Dry-Mill	Dry-Mill	Dry-Mill	Dry-Mill
Primary Energy Source	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas	Natural Gas
Estimated Distillers Grains Production (tons)	294,000(2)	160,000	320,000	160,000(3)	160,000	320,000
Builder	Fagen	Fagen	Fagen	Fagen	Fagen	Fagen

(footnotes on following page)

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(1)	We commenced site preparation activities in September 2006. We expect Fagen to be mobilized at this site by the end of 2006.

(2)	In 2005, the Platte Valley facility produced approximately 294,000 tons of modified wet distillers grains that contain 55% moisture, which historically sell at a lower price per ton than dried distillers grains that contain 10% moisture.

(3)	Dried distillers grains. We expect to dry all of the distillers grains resulting from the increased production attributable to the expansion of this facility.
Platte Valley facility
On April 30, 2006, we acquired the Platte Valley facility located on approximately 40 acres of land in Central City, Nebraska. In September 2006, we changed the name of this entity to US Bio Platte Valley, LLC. This facility has a nameplate ethanol production capacity of 40 mmgy. For the twelve months ended September 30, 2006, the Platte Valley facility produced 48.2 million gallons of ethanol and has operated at a rate in excess of 50 mmgy since July 2006. In January 2006, we commenced construction of a 40 mmgy nameplate expansion at this facility. We expect to complete the construction in December 2006. The Platte Valley facility is located in close proximity to several central Nebraska feedlots, which provides us with an opportunity to sell a greater portion of our distillers grains production in modified wet form, thus reducing our energy costs.
Capacity. In 2005, our Platte Valley facility produced 48.4 million gallons of ethanol. When the expansion is complete, the facility will have a production capacity of 100 mmgy of ethanol and will produce approximately 294,000 tons of modified wet distillers grains and 160,000 tons of dried distillers grains per year. Upon the completion of the expansion, we expect that this facility will process approximately 36 million bushels of corn per year, which represents approximately 21.5% of the 167.4 million bushels of corn grown in the neighboring seven counties in 2005.
Transportation. Our Platte Valley facility receives corn and ships ethanol by rail and truck. The facility is located near U.S. Highway 30, and is adjacent to the Nebraska Central Railroad, or NCR, which has direct access to the Union Pacific, or UP, mainline located approximately one mile from the plant site.
NCR and UP are common carriers, and we ship by rail from our Platte Valley facility under NCR’s and UP’s published rate schedules. We have an industry track agreement with NCR, which provides the parameters under which our track is laid out and the specifications for inter-connection and service with NCR. The agreement may be terminated with 60 days written notice by either party.
We also have a railcar storage agreement that allows us to use NCR sidetrack for storage of our railcars. Under the terms of this agreement, we pay NCR a daily storage charge, with a minimum of ten days storage, and a switching charge dependant upon the number of cars moved in and out of storage. This agreement renews annually unless terminated by 30 days written notice by either party.
Energy agreements. We have entered into agreements for the purchase of electricity and the transportation of natural gas. We have an agreement with the city of Central City that allows us to purchase electricity directly from Southern Public Power District, or Southern Power, subject to the payment of a per kilowatt hour facility/franchise fee to Central City. This agreement expires only if the city of Central City acquires the electric service area occupied by our facility.
We have an agreement with Southern Power that requires them to provide electricity to our plant at specified levels until May 2008, renewing annually thereafter unless terminated with 90 days written notice prior to the expiration of any annual period by one of the parties. We are required to pay an annual minimum charge for electric service and otherwise pay for electricity at Southern Power’s published rates.

Business

Our natural gas transportation agreements with Kinder Morgan Interstate Gas Transmission, or Kinder Morgan, and the city of Central City provide access to Kinder Morgan’s pipeline with natural gas origination from the Mid-Continent and Rocky Mountain natural gas pools. Under the agreement with Kinder Morgan, which expires in May 2016, Kinder Morgan agrees to transport and deliver a minimum of 5,355 MMBTU per day at the maximum applicable rate under Kinder Morgan’s rate schedule; provided that we must pay Kinder Morgan a minimum transportation fee based on 6,300 MMBTU per day. The agreement also requires us to pay additional minimum transportation and demand charges and allows us to purchase natural gas directly from suppliers in the Rocky Mountain pool and transport it in Kinder Morgan’s pipeline to our plant. We generally seek bids for gas supply from a number of parties, including BP Amoco, ConocoPhillips, and others. Under the agreement with Central City, which expires in June 2014, the city transports and delivers natural gas from Kinder Morgan’s pipeline to our facility.
Employees and Operations. Upon completion of our expansion of the Platte Valley facility, we expect to employ approximately 45 individuals at this facility. We expect approximately seven of these employees to be involved primarily in management and administration and the remainder to be involved primarily in plant operations.
Financing. Our Platte Valley facility was financed with a construction loan that converted to a term loan upon completion of construction. Construction of the Platte Valley facility was also funded with industrial revenue bonds. The expansion of our Platte Valley facility will be financed with a construction loan that will convert to a term loan following completion of construction. We also have a revolving line of credit for our Platte Valley facility. Our Platte Valley facility is subject to a mortgage in connection with these financing arrangements. See “Description of certain indebtedness.”
Woodbury facility
In May 2005, we acquired Superior Corn Products, LLC, which was developing a 45 mmgy nameplate ethanol facility on approximately 46 acres in Woodbury township, near Lake Odessa, Michigan. We later changed the name of this entity to US Bio Woodbury, LLC. The Woodbury facility began operations in September 2006. Our Woodbury site is strategically located near major truck markets to Detroit and Chicago.
Capacity. Our Woodbury facility has production capacity of 50 mmgy of ethanol and 160,000 tons of distillers grains per year. We expect that this facility will process approximately 18 million bushels of corn per year, which represents approximately 33.8% of the 53.3 million bushels of corn grown in the neighboring seven counties in 2005.
Transportation. We receive corn and ship ethanol by rail and truck. The facility is located near Interstate 96 and CSX Transportation rail lines.
CSX is a common carrier, and we ship by rail from our Woodbury facility under CSX’s published rate schedule. We have a private sidetrack agreement with CSX that provides the parameters under which our track is laid out and the specifications for inter-connection and service. This sidetrack agreement, dated March 2006, may be terminated after five years by either party with 30-day notice, or may be terminated at any time upon an event of default that has not been cured within 30 days of notification.
Energy agreements. We have entered into agreements for the purchase of electricity and the transportation of natural gas. Our agreement with Homeworks Tri-County Electric Cooperative, or Homeworks, provides us with electricity at published rates based upon the terms and conditions set forth by the Michigan Public Service Commission, or MPSC. The agreement requires us to pay a fixed monthly facility fee and substation charge. The initial term of the agreement expires in September 2010. After the initial term, the agreement remains in effect until 12 months prior written notice is given by either party.

Business

Our natural gas transportation agreement with Consumers Energy Company, or Consumers Energy, provides access to pipelines originating gas from points around the country or from Canada. Under the agreement, Consumers Energy agrees to transport and deliver contracted quantity in the first year of approximately 4,400 MMBTU per day, with a maximum daily quantity of 6,200 MMBTU, subject to adjustment. After the first year, the contracted quantity may change based upon our actual usage. We are required to pay published monthly transportation and demand charges under Consumers Energy’s rates, based upon the terms and conditions set forth by the MPSC. The initial term of our agreement expires in August 2007, but continues from month to month thereafter unless we provide Consumers Energy with a minimum twelve months’ written notice of our intent to cancel. We generally seek bids for gas supply from a number of parties, including BP Amoco, Husky, Nexen and others.
Employees and Operations. We currently employ 37 individuals at this facility. Seven of these employees are involved primarily in management and administration and the remainder are involved primarily in plant operations.
Financing. Our Woodbury facility was financed with a construction loan that converts to a term loan within 60 days of completion of construction. As of September 30, 2006, $34.4 million was outstanding under the construction loan. Woodbury’s credit facility also provides for a revolving line of credit for our Woodbury facility which becomes available after completion of construction. Our Woodbury facility is subject to a mortgage in connection with these financing arrangements. See “Description of certain indebtedness.”
Albert City facility
In July 2005, we commenced construction of a 100 mmgy nameplate ethanol plant on approximately 78.5 acres of land in Albert City, Iowa. We expect to complete construction in December of 2006. The facility is located near a large grain elevator operated by Ag Partners, LLC. The Ag Partners elevator has existing relationships with local corn producers, which we believe will enhance the stability and reduce the cost of our corn supply. We have entered into an exclusive corn supply agreement with Ag Partners, LLC to capitalize on these expected advantages. Pursuant to the agreement, which extends into 2012, we agreed to purchase all of the corn needed for the ethanol production at our Albert City facility from Ag Partners at cost plus a $0.03 per bushel commission. After the first three years of the agreement, either party has the right to terminate the agreement for any reason upon 90 days prior written notice.
Capacity. Our Albert City facility has expected capacity of 100 mmgy of ethanol and 320,000 tons of distillers grains per year. We expect that this facility will process approximately 36 million bushels of corn per year, which represents approximately 14% of the 257 million bushels of corn grown in the neighboring nine counties in 2005.
Transportation. We plan to receive corn and ship ethanol by rail and truck. The facility is located on Highway 71 and on a spur connected to UP mainlines. UP is a common carrier, and we plan to ship by rail from this facility under UP’s published rate schedule. In addition, we expect to obtain an industry track agreement with UP when we begin shipping products by rail.
Energy agreements. We have entered into agreements for the purchase of electricity and the transportation of natural gas. Our agreement with Iowa Lakes Electric Cooperative, or Iowa Lakes, provides us with electricity at fixed rates. We are also required to pay certain demand charges based upon our maximum kilowatt demand. The agreement terminates in January 2017, renewing annually thereafter unless terminated with six months prior written notice by one of the parties.
Our natural gas transportation agreement with Northern Natural Gas, or NNG, provides us access to NNG’s pipeline and the Ventura hub. Under the agreement, which expires in September 2016, NNG agrees to transport and deliver up to a maximum of 9,400 MMBTU per day, subject to adjustment,

Business

for the maximum applicable rate under NNG’s rate schedule. The agreement also requires us to pay minimum monthly transportation charges. We generally seek bids for natural gas supply from a number of parties, including BP Amoco, ConocoPhillips, and others.
Employees and Operations. Upon commencement of operations of the Albert City plant, we expect to employ approximately 45 individuals at this facility. We expect approximately eight of these employees to be involved primarily in management and administration and the remainder to be involved primarily in plant operations.
Financing. We have a construction loan for the lesser of $75.0 million or 60% of the construction costs of our Albert City facility. As of September 30, 2006, $46.6 million was outstanding under the construction loan. The construction loan converts to a term loan following completion of construction. Construction of the Albert City facility has also been funded with $6.3 million of subordinated debt. We intend to prepay this subordinated debt with a portion of the proceeds of this offering. Albert City’s credit facility also provides for a revolving line of credit for our Albert City facility which becomes available after completion of construction. Our Albert City facility is subject to a mortgage in connection with these financing arrangements. See “Description of certain indebtedness.”
Ord facility
In April 2006, we acquired Val-E Ethanol, LLC, which was developing a 45 mmgy nameplate ethanol facility on approximately 171 acres near Ord, Nebraska. In September 2006, we changed the name of this entity to US Bio Ord, LLC. We expect to complete construction of this facility in May 2007.
Capacity. Our Ord facility has an expected capacity of 50 mmgy of ethanol and 160,000 tons of distillers grains. We expect that this facility will process approximately 18 million bushels of corn per year, which represents approximately 20.2% of the 89.3 million bushels of corn grown in the neighboring eight counties in 2005.
Transportation. We plan to receive corn and ship ethanol by rail and truck. The facility is located on Highway 11 and adjacent to NCR which has direct access to the UP mainlines. NCR and UP are common carriers, and we plan to ship by rail from this facility under NCR’s and UP’s published rate schedules. We also intend to enter into various agreements with the NCR, including a sidetrack railcar storage agreement, an industry track agreement and a transportation services agreement.
Energy agreements. We have entered or will enter into agreements for the purchase of electricity and the transportation of natural gas. We intend to enter into an agreement with the Loup Valley Rural Public Power District for the purchase of electricity for our plant.
We have entered into a Negotiated Rate Agreement for Distribution Transportation Service with Kinder Morgan Inc., Retail Distribution Division, or Kinder Morgan Retail, to provide for the transportation of natural gas to our plant. Under the agreement, which commences when natural gas deliveries to the plant begin and expires five years thereafter, Kinder Morgan Retail will deliver up to a maximum of 4,500 MMBTU per day to our facility. We are required to pay minimum transportation charges at a fixed rate during the five year period. The agreement also sets forth the required facility payment to cover certain construction costs to be incurred by Kinder Morgan Retail for the infrastructure required to deliver natural gas to our plant.
Employees. Upon commencement of operations of the Ord plant, we expect to employ approximately 40 individuals at this facility.
Financing. We are currently in discussions with lenders regarding senior secured credit facilities that would provide for debt financing for four additional plants, including the Ord facility. We expect that this financing will be secured by a mortgage on the facility. There is no assurance, however, that we will be able to obtain the required funding on terms acceptable to us or at all.

Business

Hankinson Facility
We have entered into a design-build agreement with Fagen, Inc. for our Hankinson facility. In September 2006, we commenced construction of a 100 mmgy nameplate ethanol plant on approximately 232 acres of land in Hankinson, North Dakota. We expect to complete construction in the first quarter of 2008. Our Hankinson facility is expected to employ approximately 45 individuals, process approximately 36 million bushels of corn per year and produce 100 mmgy of ethanol and 320,000 tons of dried distillers grains per year.
We expect that our Hankinson facility will receive corn and ship ethanol by rail and truck, and we expect to enter into contracts with third-parties for electricity and for natural gas services for our Hankinson facility. We are currently in discussions with lenders regarding senior secured credit facilities that would provide for debt financing for four additional plants, including the Hankinson facility.
Plants in permitting and development
We currently have four planned facilities that are either in the permitting or development stage. Completion of these facilities is contingent on zoning, permitting, financing and other factors. The following table sets forth a summary of these planned facilities:

In development

Total in
	Dyersville	Grinnell	Janesville	Springfield	development

Location	Dyersville, Iowa	Grinnell, Iowa	Janesville, Minnesota	Springfield, Minnesota
Site Acquired	Option executed	Option executed	Yes	Option executed
Ethanol Production Capacity (mmgy)	100	50(1)	100	50	300
Production Process	Dry Mill	Dry Mill	Dry Mill	Dry Mill
Primary Energy Source	Natural Gas	Natural Gas	Natural Gas	Natural Gas
Construction Commitment	Fagen	Fagen	Fagen	Fagen
Announcement Date	July 2006	May 2006	December 2005	April 2006
Expected Construction Start Date	Q4 2006	Q2 2007	Q2 2007(2)	Q4 2007(2)

(1)	Represents 50% of the 100 mmgy ethanol production capacity of the planned Grinnell facility. We have entered into a letter of intent with Big River Resources, LLC to jointly develop this facility. Under the terms of this letter of intent, we will each own a 50% interest in the Grinnell facility.

(2)	In Minnesota, we are prohibited from beginning any construction activities until we have obtained all necessary permits.
We expect to finance the construction costs of our four ethanol plants in development with the net proceeds we receive from this offering, additional borrowings and from our cash flow from operations.

Business

Projects under evaluation
We are also evaluating several additional projects. We have identified a number of potential sites for these projects and are currently conducting feasibility studies on these sites.

Projects under evaluation

Total
under
	Build slot 10	Build slot 11	Build slot 12	evaluation

Site Identified	Guymon, Oklahoma
Ethanol Production Capacity (mmgy):	100	100	100	300
Energy Source:	Natural Gas, Coal, or Biomass	Natural Gas, Coal, or Biomass	Natural Gas, Coal, or Biomass
Construction Commitment	Fagen	Fagen	Fagen
Announcement Date	October 2006
OTHER PROPERTIES
Our principal executive offices are located in Inver Grove Heights, Minnesota. We lease this facility from CHS, Inc., a related party. In addition, Capitaline Advisors, LLC, a related party, allows us to use office space located in Brookings, South Dakota for a monthly fee. See “Certain relationships and related party transactions.” We also lease office space located in Wichita, Kansas, and storage capacity at fuel terminals located throughout the Midwest.
SEASONALITY
As we increase our ethanol production capacity, we expect our operating results will be increasingly influenced by seasonal fluctuations in the price of our primary operating inputs, corn and natural gas, and the price of our primary product, ethanol. In recent years, the spot price of corn tended to rise during the Spring planting season in May and June and tended to decrease during the fall harvest in October and November. The price for natural gas, however, tends to move opposite that of corn and tends to be lower in the Spring and Summer and higher in the Fall and Winter. In addition, our ethanol prices are substantially correlated with the price of unleaded gasoline, which tends to rise during the Summer. As a result of seasonal fluctuations, we believe comparisons of operating measures between consecutive quarters may be not as meaningful as comparisons between longer reporting periods.
COMPETITION
We have no long-term contracts to sell ethanol or to process corn into ethanol for third-parties. Hence, we rely on open-market sales of ethanol for our revenues. The market in which we sell our ethanol is highly competitive. According to the RFA, world ethanol production rose to 12.0 billion gallons in 2005 and non-U.S. ethanol accounted for 65% of such production. The U.S. and Brazil are the world’s largest producers of ethanol. As of October 2006, industry capacity in the U.S. approximated 5.1 billion gallons per year, with an additional 3.7 billion gallons per year of capacity under construction. The ethanol industry in the U.S. consists of more than 100 production facilities and is primarily corn based, while the Brazilian ethanol industry depends primarily on sugar cane for its ethanol production. As of October 2006, the top ten producers accounted for approximately 44% of the ethanol production capacity in the U.S. according to the RFA.

Business

We compete with Archer Daniels Midland Company, which, based on data published by the RFA, controlled approximately 21% of the total U.S. production capacity as of October 2006, as well as other large producers such as VeraSun Energy Corporation, Hawkeye Holdings, Inc., Aventine Renewable Energy Holdings, Inc., Cargill, Inc. and Abengoa Bioenergy Corp., which, based on data published by the RFA, controlled approximately 5%, 4%, 3%, 2% and 2% of the total U.S. production capacity as of September 2006, respectively. The industry is otherwise highly fragmented, with many small, independent firms and farmer-owned cooperatives constituting the rest of the market.
We believe that our ability to compete successfully in the ethanol production industry depends on many factors, including, price, reliability of our production processes and delivery schedule and volume of ethanol produced and sold.
With respect to distillers grains, we compete with other suppliers (i.e., other ethanol producers) as well as a number of large and smaller suppliers of competing animal feed. We believe the principal competitive factors are price, proximity to purchasers and product quality.
Our marketing and management services businesses compete with larger ethanol producers and many small marketers.
During the nine months ended September 30, 2006, three of our customers— Valero and Elbow River Marketing and our 50% owned subsidiary, Provista— made aggregate ethanol purchases of approximately $24.3 million, representing approximately 50.0% of our product sales and 40.3% of our total revenues for the period. Sales of ethanol to Valero accounted for 16.2% of our product sales and 13.1% of our total revenues for the period, while sales of ethanol to Elbow River Marketing accounted for 12.7% of our product sales and 10.3% of our total revenues for the period. Sales of ethanol to Provista represent 100% of our ethanol sales during the month of September 2006, during which time Provista was accounted for as an unconsolidated subsidiary. We have entered into a master ethanol sales and marketing agreement with Provista pursuant to which we have agreed to sell to Provista all of the ethanol produced at our existing and future plants. See “Certain relationships and related party transactions — Business combinations — Provista Renewable Fuels Marketing.”
ENVIRONMENTAL
We are subject to various federal, state and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground; the generation, storage, handling, use, transportation and disposal of hazardous materials; and the health and safety of our employees. These laws and regulations require us to obtain and comply with numerous environmental permits to construct and operate our ethanol plans. They can require expensive pollution control equipment or operational changes to limit actual or potential impacts to the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damage, criminal sanctions, permit revocations and/or facility shutdowns. We do not anticipate a material adverse effect on our business or financial condition as a result of our efforts to comply with these requirements. We also do not expect to incur material capital expenditures for environmental controls in this or the succeeding fiscal year.
There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that we own or operate and at off-site locations where we arranged for the disposal of hazardous substances. If these substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, we may be responsible under CERCLA or other environmental laws for all or part of the costs of investigation and/or remediation and for damage to natural resources. We may also be subject to related claims by private parties alleging property damage and personal injury due to exposure to hazardous or other materials at or from these

Business

properties. Some of these matters may require us to expend significant amounts for investigation and/or cleanup or other costs. We are not aware of any material environmental liabilities relating to contamination at or from our facilities or at off-site locations where we have transported or arranged for the disposal of hazardous substances.
In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make additional significant expenditures. Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at our ongoing operations. Present and future environmental laws and regulations (and related interpretations) applicable to our operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures. For example, our air emissions are subject to the federal Clean Air Act, the federal Clean Air Act Amendments of 1990 and similar state and local laws and associated regulations. The U.S. EPA has promulgated National Emissions Standards for Hazardous Air Pollutants, or NESHAP, under the federal Clean Air Act that could apply to facilities that we own or operate if the emissions of hazardous air pollutants exceed certain thresholds. If a facility we operate is authorized to emit hazardous air pollutants above the threshold level, then we are required to comply with the NESHAP related to our manufacturing process and would be required to come into compliance with another NESHAP applicable to boilers and process heaters by September 13, 2007. New or expanded facilities would be required to comply with both standards upon startup if they exceed the hazardous air pollutant threshold. In addition to costs for achieving and maintaining compliance with these laws, more stringent standards may also limit our operating flexibility. Likewise, federal and state environmental authorities have recently been investigating alleged excess volatile organic compounds and other air emissions from certain U.S. ethanol plants. Because other domestic ethanol manufacturers will have similar restrictions, however, we believe that compliance with more stringent air emission control or other environmental laws and regulations is not likely to materially affect our competitive position.
In addition, to construct and operate our ethanol plants, we will need to obtain and comply with a number of permit requirements. As a condition to granting necessary permits, regulators could make demands that increase our costs of construction and operations, in which case we could be forced to obtain additional debt or equity capital. For example, we are currently facing increased construction costs for our projects located in Minnesota in order to meet unanticipated water discharge requirements. We expect to incur significant additional construction costs in order to meet these requirements. Permit conditions could also restrict or limit the extent of our operations. We cannot assure you that we will be able to obtain and comply with all necessary permits to construct our ethanol plants. Failure to obtain and comply with all applicable permits and licenses could halt our construction and could subject us to future claims.
EMPLOYEES
As of September 30, 2006, we had approximately 220 full-time employees. None of our employees is covered by a collective bargaining agreement.
LEGAL PROCEEDINGS
From time to time, we are involved in litigation and administrative proceedings which arise in the ordinary course of our business. Recently, a former equity holder of Platte Valley, which we acquired in April 2006, asserted claims against us, Ron Fagen and an entity controlled by Mr. Fagen relating to our acquisition of Platte Valley alleging, among other things, fraud and breach of fiduciary duty. No complaint has been filed in this matter, and we believe the claims lack merit. We do not believe that any of the matters in which we are currently involved, either individually or in the aggregate, are likely to have a material adverse effect on our business, results of operations and financial condition.

Management
In connection with this offering, we intend to amend and restate our articles of incorporation and bylaws. The following summary of our management and directors contains reference to provisions of the amended and restated articles of incorporation and bylaws, including the classification of the Board of Directors and the election and term of service of directors, that will be in effect upon the completion of this offering.
The following table identifies our executive officers and directors, who will be serving upon completion of this offering, and their ages as of October 31, 2006.

Name	Age	Position

Gordon W. Ommen	47	Chief Executive Officer, Chairman of the Board
Brian D. Thome	33	President
Richard K. Atkinson	55	Senior Vice President and Chief Financial Officer
Randall G. Ives	50	Senior Vice President of Distillers Grains
Michael F. Malecha	54	Senior Vice President of Risk Management
Douglas M. Anderson	51	Vice President of Operations
Virg G. Garbers	49	Vice President and Corporate Controller
Ron L. Hansen	46	Vice President of UBE Services
Chad D. Hatch	36	Vice President of Finance and Treasurer
Steven K. Mitchell	53	Vice President of Engineering
Gregory S. Schlicht	35	Vice President, General Counsel and Corporate Secretary
Gregory G. Sorensen	43	Chief Information Officer
James E. Dauwalter	55	Director
Jay D. Debertin	46	Director
Jennifer A. Johnson	51	Director
Clifford F. Mesner	54	Director
James B. Morgan	59	Director
Steven P. Myers	57	Director
Mark A. Ruelle	45	Director
Each officer serves at the discretion of our Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal.
The following sets forth certain biographical information with respect to our executive officers and directors who will be serving upon completion of this offering:
Gordon W. Ommen
Mr. Ommen has served as our Chief Executive Officer since our inception in October 2004 and as Chairman of our Board since April 2005. Mr. Ommen also served as our President from our inception to February 2006. Until December 2005, Mr. Ommen served as the President of Capitaline Advisors, LLC, a private equity investment management firm specializing in renewable energy investments and one of our principal shareholders. Mr. Ommen founded Capitaline Advisors in December 2002. Prior to founding Capitaline Advisors, Mr. Ommen served as President, Chief Executive Officer and Director of Fishback Financial Corporation, a multi-bank holding company located in Brookings, South Dakota, from 1991 to 2003. From 1997 to 2003, Mr. Ommen also served as President and

Management

Director of First National Venture Capital, Inc., a venture capital subsidiary of First National Bank, a bank located in Brookings, South Dakota.
Brian D. Thome
Mr. Thome has served as our President since March 2006. Mr. Thome also served as one of our Directors from our inception in October 2004 to May 2006. Prior to joining us, Mr. Thome served as a Director of Financial Investments of Fagen, Inc., a design-build contractor, from December 2004 to March 2006 and one of our principal shareholders. Prior to joining Fagen, Mr. Thome served as Second Vice President of Corporate Lending of First National Bank of Omaha, a lender in the biofuels industry, from January 1999 to December 2004.
Richard K. Atkinson
Mr. Atkinson has served as our Senior Vice President and Chief Financial Officer since June 2006. Prior to joining us, Mr. Atkinson served as Vice President, Chief Financial Officer and Secretary of Pope & Talbot, Inc., a manufacturer of wood products and pulp, since December 2003. From December 2002 to December 2003, Mr. Atkinson served as Chief Financial Officer of Sierra Pacific Resources, a utilities holding company. Mr. Atkinson also served as Vice President and Treasurer of Sierra Pacific Resources from December 2000 to December 2003.
Randall G. Ives
Mr. Ives has served as our Senior Vice President since May 2006. Prior to becoming one of our Senior Vice Presidents, Mr. Ives served as our Vice President since May 2005. Mr. Ives also served as Vice President of United Bio Energy, LLC, a provider of services to third-party biofuels producers which we acquired in May 2005, from November 2003 to May 2005 and as President of ICM Marketing, Inc., a marketer of distillers grains, from April 2000 to May 2005.
Michael F. Malecha
Mr. Malecha has served as our Senior Vice President since May 2005. From January 2005 to May 2005, Mr. Malecha served as Senior Vice President of United Bio Energy, LLC, a provider of services to third-party biofuels producers which we acquired in May 2005. From February 2004 to January 2005, Mr. Malecha served as Project Manager of United Bio Energy Management, LLC, a provider of ethanol plant management services which we acquired in connection with our acquisition of United Bio Energy. From May 2001 to February 2004, Mr. Malecha served as President of Ag Innovations, LLC, a consulting firm in the biofuels industry, which Mr. Malecha formed to provide management consulting and business development services to industry clients. Mr. Malecha has held various positions with the National Grain and Feed Association, including a seat on its Board of Directors from June 2006 to present, and he currently serves on the animal agricultural committee and the feed legislative regulatory affairs committee.
Douglas M. Anderson
Mr. Anderson has served as our Vice President of plant operations since July 2006. Mr. Anderson also served as General Manager of Platte Valley Fuel Ethanol, LLC, an entity which owns an operating ethanol plant which we acquired in April 2006, from May 2004 to July 2006, and as General Manager of Val-E Ethanol, LLC, an entity formed to own and operate an ethanol plant which we acquired in April 2006, from its inception to July 2006. Prior to joining Platte Valley, Mr. Anderson served from November 2001 to November 2003 as Animal Protein Supply Chain Leader and from November 2003 to April 2004 as Worldwide Protein Procurer for The Iams Company in Dayton, Ohio, a manufacturer of pet food and pet care products, which is owned by The Proctor & Gamble Company. Prior to serving as Animal Protein Supply Chain Leader, Mr. Anderson served as Plant Manager for The Iams Company’s Aurora, Nebraska, production facility from 2001 to April 2004.

Management

Virg G. Garbers
Mr. Garbers has served as our Vice President and Corporate Controller since joining our company in October 2005. Prior to joining us, Mr. Garbers served as Controller of Angus Industries, Inc., a manufacturing company, since January 2000. Mr. Garbers also served as Controller of Capitaline Advisors, a private equity investment management firm and one of our principal shareholders, from October 2005 to December 2005. Mr. Garbers has also worked as a Certified Public Accountant at the public accounting firm of Price Waterhouse LLP.
Ron L. Hansen
Mr. Hansen has served as Vice President of our subsidiary, UBE Services, since May 2005. Mr. Hansen also served as Assistant Vice President of UBE Ingredients, LLC, a marketer of distillers grains which we acquired in connection with our acquisition of United Bio Energy in May 2005, from January 2004 to August 2005. From October 2002 to January 2004, Mr. Hansen served as a Business Manager of ICM Marketing, Inc., a marketer of distillers grains. From August 2001 to October 2002, Mr. Hansen served as Sales and Marketing Manager for the southwest plains farm services group of Cargill AgHorizons.
Chad D. Hatch
Mr. Hatch has served as our Vice President of Finance and Treasurer since May 2006. Mr. Hatch also served as our Vice President and Chief Financial Officer from January 2005 to May 2006. From January 2005 to December 2005, Mr. Hatch served as the Vice President of Capitaline Advisors, LLC, a private equity investment management firm specializing in renewable energy investments and one of our principal shareholders. Prior to joining Capitaline Advisors, Mr. Hatch served as an Investment Manager of various portfolio companies for Bluestem Capital Company, a private equity firm based in Sioux Falls, South Dakota, from May 2001 to December 2004. Mr. Hatch also worked for McGladrey and Pullen, our independent auditors, as a Certified Public Accountant from December 1999 to May 2001. Mr. Hatch is also a former US Army Officer who was based at Ft. Carson, Colorado where he served in a number of tank platoon leader positions, including leading an M1A1 tank platoon.
Steven K. Mitchell
Mr. Mitchell has served as our Vice President of Engineering since September 2006. Prior to joining us, Mr. Mitchell served as Senior Project Manager in the Advanced Manufacturing Group of the Bobcat Company, a construction equipment manufacturer, since December 2004. From May 2001 to December 2004, Mr. Mitchell was not employed in a full-time capacity, but during this period, he worked part-time as a consultant for various small businesses located in the Kansas City, Missouri area, in which capacity he assisted clients with marketing efforts, operational issues and other general business development activities. Mr. Mitchell founded Engineered Synergy LLC, an engineering consulting and software development company, in February 1998. He served as President of Engineered Synergy until it was merged with Empriva Inc., an engineering consulting and software development company, in March 2000. Mr. Mitchell served as the Executive Vice President of Professional Services and as a director of Empriva Inc. from March 2000 to May 2001.
Gregory S. Schlicht
Mr. Schlicht has served as our Vice President, General Counsel and Corporate Secretary since joining our company in July 2006. Prior to joining us, Mr. Schlicht served as Corporate Counsel of Westar Energy, Inc., an electric utility, since July 2003. From July 2000 to July 2003, Mr. Schlicht served as Corporate Counsel of Aquila, Inc., a gas and electric utility. Mr. Schlicht has also worked at the law firm of Blackwell Sanders Peper Martin LLP.

Management

Gregory G. Sorensen
Mr. Sorensen has served as our Chief Information Officer since October 2006. Prior to joining us, Mr. Sorensen worked as a consultant assisting clients with system integration and business process improvement projects from November 2004 through October 2006. From July 1999 to October 2004, Mr. Sorensen served as Vice President of Technology for Department 56, Inc., a designer, wholesaler and retailer of collectibles, giftware and seasonal decorations. Mr. Sorensen also served as Vice President of Management Information Systems from July 1996 to July 1999 for Department 56, Inc.
James E. Dauwalter
Mr. Dauwalter has served as one of our Directors since July 2006. Mr. Dauwalter serves as the Chairman of the Board of Directors of Entegris, Inc., a materials integrity management company. Prior to his appointment as Chairman in August 2005, he served as the Chief Executive Officer of Entegris since January 2001. Mr. Dauwalter joined Entegris in 1972 and held a variety of positions prior to his first executive appointment in March 2000 as chief operating officer.
Jay D. Debertin
Mr. Debertin has served as one of our Directors since June 2006. Mr. Debertin also currently serves as Executive Vice President and Chief Operating Officer, Processing, of CHS Inc., a diversified energy, grains and foods company and one of our principal shareholders, a position he has held since December 2004. Prior to becoming Executive Vice President and Chief Operating Officer, Processing, Mr. Debertin served as Senior Vice President, Energy Operations of CHS since January 2001. Mr. Debertin also serves on the Boards of Directors of the National Cooperative Refinery Association, Horizon Milling, LLC and Ventura Foods, LLC. Mr. Debertin has been appointed to our Board pursuant to a subscription agreement we entered into with CHS. See “Certain relationships and related party transactions—Transactions with CHS Inc.”
Jennifer A. Johnson
Ms. Johnson has served as one of our Directors since our inception in October 2004. Ms. Johnson also served as our Treasurer from our inception in October 2004 to June 2006. Ms. Johnson has served as Chief Financial Officer of Fagen, Inc., a design-build contractor, since December 1994 and as a Director of Fagen, Inc. since May 2001. Ms. Johnson also serves on the boards of F&M State Bank of Clarkfield and Granite Falls Bank, both of which are located in Minnesota.
Clifford F. Mesner
Mr. Mesner has served as one of our Directors since March 2006. Mr. Mesner has been a private practice attorney since 1978. Currently, Mr. Mesner practices primarily real estate and business development law in Central City, Nebraska. Mr. Mesner served as city attorney for Central City, Nebraska from 1980 to November 2002 and also currently serves as the city’s economic development Director, a position he has held since 1980.
James B. Morgan
Mr. Morgan has served as one of our Directors since July 2005. Since November 2001, Mr. Morgan has also served as President and Chief Executive Officer of Daktronics Inc., a designer and manufacturer of electronic displays. Prior to serving as the President and Chief Executive Officer, Mr. Morgan served as President and Chief Operating Officer of Daktronics since August 1999. Mr. Morgan also currently serves as a Director of Daktronics.
Steven P. Myers
Mr. Myers has served as one of our Directors since our inception in October 2004. From October 2004 to June 2006, Mr. Myers served as our Senior Vice President of Finance. Mr. Myers also

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currently serves as President of Capitaline Advisors, LLC, a private equity investment management firm specializing in renewable energy investments and one of our principal shareholders. Prior to serving as President, Mr. Myers served as Managing Director of Capitaline Advisors from 2003 to December 2005. Mr. Myers also serves as President of Myden Co., a holding company that owns real estate and other investments, a position he has held since 1996.
Mark A. Ruelle
Mr. Ruelle has served as one of our directors since September 2006. Since January 2003, Mr. Ruelle has also served as Executive Vice President and Chief Financial Officer of Westar Energy, Inc., an electric utility company located in Kansas. Prior to serving as Westar Energy’s Executive Vice President and Chief Financial Officer, Mr. Ruelle served as President of Nevada Power, a wholly-owned subsidiary of Sierra Pacific Resources, a utility holding company, from June 2001 to May 2002, and Senior Vice President and Chief Financial Officer of Sierra Pacific Resources from March 1997 to May 2001. Mr. Ruelle also currently serves as a director of the Wolf Creek Nuclear Operating Corporation.
BOARD OF DIRECTORS
Our Board of Directors currently consists of eight members. Prior to completion of this offering, our articles of incorporation will be amended to divide our board into three classes, with one class being elected each year. Each director will serve a three-year term, with termination staggered according to class, except that Class I directors will have an initial term expiring in 2007, Class II directors will have an initial term expiring in 2008 and Class III directors will have an initial term expiring in 2009. Class I will initially be comprised of Gordon Ommen, Steve Myers and Jim Morgan. Class II will initially be comprised of Cliff Mesner, Jennifer Johnson and Mark Ruelle. Class III will initially be comprised of Jay Debertin and James Dauwalter. Under the rules of The NASDAQ Global Market, a majority of the board must be independent on or before the date that is one year after the consummation of this offering. We intend to comply with this requirement as it becomes applicable to us.
COMMITTEES OF THE BOARD OF DIRECTORS
Our Board of Directors has an audit committee, a nominating and corporate governance committee and a compensation committee, each of which has the composition and responsibilities described below.
Audit Committee
The audit committee oversees our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. Our audit committee currently complies with the independence requirements of The NASDAQ Global Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. The audit committee is currently comprised of Messrs. Dauwalter, Morgan and Ruelle. Messrs. Dauwalter, Morgan and Ruelle are each independent within the meaning of SEC and NASDAQ rules. Mr. Ruelle has been designated as our audit committee financial expert, as defined under applicable SEC rules, and serves as the chairman of the audit committee.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee’s responsibilities include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. Our nominating and corporate governance committee complies with the independence requirements of The NASDAQ Global Market. The nominating and corporate governance committee is currently comprised of Messrs. Dauwalter, Morgan and Ruelle. Messrs. Dauwalter, Morgan and Ruelle are each independent within the meaning of NASDAQ rules. Mr. Dauwalter serves as the chairman of the nominating and corporate governance committee.

Management

Compensation Committee
The compensation committee oversees the administration of our benefit plans, reviews and administers all compensation arrangements for executive officers and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. Our compensation committee complies with the independence requirements of The NASDAQ Global Market. The compensation committee is currently comprised of Messrs. Dauwalter, Morgan and Ruelle. Messrs. Dauwalter, Morgan and Ruelle are each independent within the meaning of NASDAQ rules. Mr. Morgan serves as the chairman of the compensation committee.
We had no compensation committee during the year ended December 31, 2005. All of the members of our Board of Directors who served during 2005, including, Gordon Ommen, Ron Fagen, Steve Myers, O. Wayne Mitchell, Brian Thome, Jennifer Johnson, Jill Wilts, David Vander Griend, James Morgan, Don Olson and Dennis Wendland, participated in various stages of deliberations concerning executive officer compensation. In addition, certain members of our Board of Directors during 2005 had relationships or engaged in transactions with us. See “Certain relationships and related party transactions.”
DIRECTOR COMPENSATION
The non-employee members of our Board of Directors currently receive annual cash retainers of $15,000 in connection with their services as directors. Each non-employee director also receives an additional $2,500 for each board meeting attended in person, and $500 for each board meeting attended telephonically. In addition, on the date of each of our annual meetings, each non-employee director who continues to serve on such date will receive restricted shares of our common stock with a value of $50,000, with prorated awards to be paid to non-employee directors who commenced serving as non-employee directors after the previous annual shareholders meeting. The restricted shares will vest on the first anniversary of the grant date. In addition, our non-employee directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attending board and committee meetings.
The chairman of the audit committee currently receives an additional annual retainer of $9,000, with audit committee members each receiving additional annual retainers of $6,000, and the chairman of each of the compensation and nominating and corporate governance committees currently receives an additional annual retainer of $6,000, with the members of those committees each receiving additional annual retainers of $4,000.
The annual cash and committee retainers and meeting fees described above are paid quarterly in arrears, with prorated payments paid to those who commence serving as non-employee directors mid-quarter.
In recognition of their services as directors, in both January and November 2005, each of our non-employee directors was granted, under the 2005 Stock Incentive Plan, an option to purchase 30,000 shares of our common stock. Each grant has a seven-year term and exercise price of $1.00, which was the fair market value of our stock on each of the dates of grant, as determined by our Board of Directors. Each option vests and becomes exercisable as to 10,000 shares on each of the first three anniversaries of the date of grant.
It is currently intended that prior to each annual shareholders meeting, non-employee directors may elect to receive all or a portion of their annual cash retainer (excluding meeting fees and annual committee retainers) in shares of our common stock under the 2006 Stock Incentive Plan. In addition, it is currently intended that, in connection with this offering, each non-employee director who had not received any previous Company option grants will receive                      restricted shares of our common stock, and each other non-employee director will receive                      restricted shares of our common stock. Such restricted shares would vest on the date of the next annual shareholders meeting. All such restricted shares issued to non-employee directors would be granted under the 2006 Plan.

Management

EXECUTIVE COMPENSATION
Summary compensation table
The following table shows all compensation received during our fiscal year ended December 31, 2005 by our chief executive officer and our four other most highly compensated executive officers. These individuals are referred to as the “named executive officers.” The compensation described in this table does not include medical, disability, group life insurance or other benefits that are available generally to all of our salaried employees.

							Long term compensation

		Annual compensation					Awards			Payouts

							Restricted	Securities
						Other annual	stock	underlying		LTIP	All other
		Salary		Bonus		compensation	award(s)	options		payouts	compensation
Name and current principal position	Year	($)		($)		($)(1)	($)	(#)		($)	($)(2)

Gordon W. Ommen, Chairman of the Board and Chief Executive Officer	2005	—		—		(3)	—	60,000		—	—
Michael F. Malecha, Senior Vice President of Risk Management	2005	$135,000	(4)	$17,732		—	—	50,000		—	$4,050
Jeffrey R. Roskam, Former Vice President(5)	2005	$150,000	(4)	$1,000		—	—	75,000	(6)	—	$4,500
Chad D. Hatch, Vice President of Finance and Treasurer	2005	$100,000	(7)	$27,000	(7)	—	—	55,000		—	—
Gerald H. Byrnes, Former Vice President(5)	2005	$103,125	(4)	$10,875		—	—	50,000	(6)	—	$3,240

(1)	The Other Annual Compensation column excludes perquisites that do not exceed the lesser of (a) $50,000 and (b) 10% of the named executive officer’s salary and bonus shown for the named executive officers during the year, in accordance with applicable Securities and Exchange Commission regulations.
(2)	The entries in this column represent employer matching contributions made under our 401(k) Plan.
(3)	No compensation was paid directly to Gordon Ommen in 2005 for his services as the Chairman of our Board of Directors and our President. However, certain payments were made to Gordon Ommen’s affiliate for services rendered by Gordon Ommen and several other employees and consultants. For information regarding these payments, see “Certain relationships and related party transactions.”
(4)	Michael Malecha, Jeffrey Roskam and Gerald Byrnes were employees of United BioEnergy, LLC, which we acquired in May 2005. The amounts shown reflect full year 2005 compensation.
(5)	Jeffrey Roskam and Gerald Byrnes ceased to be employed by us in March 2006.
(6)	Pursuant to the terms of the applicable incentive stock option agreement, these options have expired.
(7)	Chad Hatch was an employee of Capitaline Advisors, LLC in 2005, during which time he provided services to us as Vice President and Chief Financial Officer. The salary and bonus amounts shown were paid to him by Capitaline Advisors, LLC.
Option grants in last fiscal year
The following table summarizes the stock options granted to each named executive officer during 2005, including the potential realizable value over the term of the options, which is based on assumed rates of stock appreciation of 5% and 10%, compounded annually and subtracting from that result the aggregate option exercise price. These assumed rates of appreciation comply with the rules of the SEC and do not represent our estimate of our future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock. There can be no assurance that

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the amounts reflected in this table will be achieved. The percentage of total options granted to employees is based upon options to purchase an aggregate of 1,424,500 shares of our common stock that we granted during 2005.

						Potential realizable value
						at assumed annual rates
						of stock price appreciation
Individual grants(1)						for option term

			% of total
			options
	Number of securities		granted	Exercise
	underlying options		to employees	price	Expiration
Name	granted (#)		in fiscal year	($/Sh)	date	5% ($)	10% ($)

Gordon W. Ommen	30,000	(2)	2.11%	$1.00	1/28/2012	$12,213	$28,462
	30,000	(2)	2.11%	$1.00	11/28/2012	$18,867	$47,812

Michael F. Malecha	25,000	(3)	1.76%	$1.00	5/5/2015	$15,722	$39,844
	25,000	(3)	1.76%	$1.00	11/28/2015	$15,722	$39,844

Jeffrey R. Roskam(4)	50,000	(3)(5)	3.51%	$1.00	5/5/2015	$31,445	$79,687
	25,000	(3)(5)	1.76%	$1.00	11/28/2015	$15,722	$39,844

Chad D. Hatch	30,000	(2)	1.76%	$1.00	1/28/2012	$12,213	$28,462
	25,000	(3)	1.76%	$1.00	11/28/2015	$15,722	$39,844

Gerald H. Byrnes(4)	25,000	(3)(5)	1.76%	$1.00	5/5/2015	$15,722	$39,844
	25,000	(3)(5)	1.76%	$1.00	11/28/2015	$15,722	$39,844

(1)	No stock appreciation rights (SARs) were granted during 2005.

(2)	Grants of nonqualified stock options that vest in equal thirds annually, beginning on the first anniversary of the date of grant. Options will become fully vested upon a change in control, as defined in the 2005 Stock Incentive Plan.

(3)	Grants of incentive stock options that vest 20% annually, beginning on the first anniversary of the date of grant. Options will become fully vested upon a change in control, as defined in the 2005 Stock Incentive Plan.

(4)	Jeffrey Roskam and Gerald Byrnes ceased to be employed by us in March 2006.

(5)	Pursuant to the terms of the applicable incentive stock option agreement, these options have expired.

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Aggregated option exercises in last fiscal year and fiscal year-end option values
The following table shows information concerning the number and value of unexercised options held by each of our named executive officers as of December 31, 2005.

Number of
			securities		Value of
			underlying		unexercised
			unexercised		in-the-money
			options at		options at
			FY-end (#)		FY-end ($)

	Shares acquired		Exercisable/		Exercisable/
Name	on exercise (#)	Value realized ($)	unexercisable		unexercisable(1)

Gordon W. Ommen	—	—	50,000		$0/$0
Michael F. Malecha	—	—	0/50,000		$0/$0
Jeffrey R. Roskam	—	—	0/75,000	(2)	$0/$0
Chad D. Hatch	—	—	10,000/45,000		$0/$0
Gerald H. Byrnes	—	—	0/50,000	(2)	$0/$0

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, these values have been calculated based on our Board of Directors’ determination of the fair market value of the underlying shares as of December 31, 2005 of $1.00 per share, less the applicable exercise price per share, multiplied by the underlying shares.

(2)	Pursuant to the terms of the applicable incentive stock option agreement, these options have expired.
PROPOSED 2006 STOCK INCENTIVE PLAN, OR 2006 PLAN
The following is a description of the material terms of our 2006 Plan, which we intend to adopt prior to our offering. This summary is not intended to be a complete description of all provisions of the 2006 Plan and is qualified in its entirety by reference to our 2006 Plan, which we intend to file as an exhibit to the registration statement of which this prospectus is a part.
Purpose. Our 2006 Plan is intended to serve as the successor equity incentive program to our 2005 Stock Incentive Plan. See “—2005 Stock Incentive Plan” for a description of that plan. The purpose of the 2006 Plan is to attract and retain executives, employees, board members and consultants and enable such individuals to participate in the long-term success of our Company by giving them a proprietary interest.
Forms of Awards. The 2006 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, unrestricted stock, performance stock, deferred stock, stock appreciation rights, director stock and other awards. These awards are described below.
Plan Participants. Our officers and other employees, members of our Board of Directors and our consultants, in each case, who are responsible for or who contribute to the management, growth and/or profitability of our business are eligible to be granted awards under our 2006 Plan. Our plan administrator grants awards to the individuals it selects from among those eligible.
Share Reserve Limit and Counting.                      shares of our common stock have been reserved for issuance under our 2006 Plan, and all such shares shall consist of authorized and unissued shares of stock or our treasury shares, or a combination. All such shares may be issued as incentive stock options. At such time as we are subject to the limitations under Section 162(m) of the Internal Revenue Code with respect to awards under our 2006 Plan, no recipient will receive grants of options

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or stock appreciation rights under our 2006 Plan that together exceed 1,000,000 shares of our common stock during any fiscal year.
If any shares of our common stock become available as a result of canceled, unexercised, lapsed or terminated awards under our 2006 Plan, then these shares will again be available for grant of future awards. In addition, upon a stock-for-stock exercise of an award, which involves the withholding of shares of our common stock for the payment of the exercise price or taxes with respect to an award, only the net number of shares of our common stock issued to the recipient will be used to calculate the number of shares remaining available for distribution under our 2006 Plan. Further, the grant of any stock appreciation rights that may be settled only in cash will not reduce the number of shares of our common stock with respect to which awards may be granted and, upon exercise of a stock appreciation right, only the number of shares of our common stock actually issued will reduce the number of shares with respect to which future awards may be granted.
Adjustments Upon a Corporate Transaction or Similar Event. In the event we engage in or are involved in a corporate transaction that affects our stock or otherwise is reasonable likely to result in the diminution or enlargement of benefits available under our 2006 Plan or with respect to an outstanding award, as described in the 2006 Plan, the plan administrator will, without the consent of any award recipient, make any adjustment as it determines in its discretion to be equitable and appropriate as to the number and kind of shares of our common stock subject to and reserved under our 2006 Plan, including any limits on shares established under our 2006 Plan, the exercise or purchase price of each share subject to an award and the number and kind of securities issuable upon exercise, payment or settlement of an award and also may provide for the cancellation of any outstanding award in exchange for payment in cash or other property of the fair market value of the shares of our common stock or units covered by such awards, reduced, however, by the exercise or purchase price thereof, to the extent applicable.
Administration of Our 2006 Plan. Our 2006 Plan will be administered by our Board of Directors or by a committee appointed by our Board consisting of at least two members of our Board, each of whom will serve at the pleasure of our Board. If at any time no committee is in office, then our Board will exercise the functions of the committee except that:

➢	at such time as any award is subject to the limitations under Section 162(m) of the Internal Revenue Code (regarding the nondeductibility of certain non-performance based compensation), our 2006 Plan will be administered by a committee consisting solely of members that satisfy the requirements of Section 162(m) of the Internal Revenue Code;

➢	at such time as we are subject to the limitations under Section 16(b) of the Securities Exchange Act of 1934, the committee will consist solely of members that satisfy the applicable requirements of Section 16(b); and

➢	to the extent applicable, our 2006 Plan will be administered by a committee that is comprised solely of members who satisfy the applicable requirements of any stock exchange on which the stock may then be listed.
The administrator of our 2006 Plan has the power to, among other things, determine the terms of the awards, including the exercise or purchase price, the number of shares subject to each award, the vesting, exercisability, forfeiture provisions, performance goals and periods and other terms and conditions of the awards and the amount and form of consideration payable upon exercise, grant or settlement, and also has the power to interpret and otherwise administer our 2006 Plan.
Change in Control. Upon the occurrence of a change in control (as defined in our 2006 Plan), except as otherwise provided in an award agreement, all outstanding awards granted to an award recipient that have not yet vested will immediately vest and all restrictions on awards will immediately lapse,

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each outstanding option and stock appreciation right will become fully and immediately exercisable, and the plan administrator may determine the period during which such options and stock appreciation rights will remain exercisable, provided that, unless otherwise provided in an award agreement or by the plan administrator, such option and stock appreciation rights will terminate effective as of the consummation of the change in control.
Unless provided otherwise in an award agreement, to the extent the acceleration of exercisability or vesting of an award or a cash payment for such award, together with any other payments, could result in excise tax liability under Sections 4999 and 280G of the Internal Revenue Code, such acceleration or cash payment will be reduced until no portion of such acceleration or cash payment would be subject to such excise tax liability.
Descriptions of Types of Awards. Our 2006 Plan provides for the grant of the following types of awards:

➢	Stock Options. Our 2006 Plan provides for the grant of incentive stock options to our employees and non-qualified stock options to employees, directors and consultants. Options may be granted with terms determined by the plan administrator, provided that incentive stock options are subject to statutory incentive stock option limitations, and the exercise price of all options may not be less than 100% (or 110% with respect to incentive stock options granted to 10% shareholders) of the fair market value of our common stock as of the date of grant. In addition, unless the plan administrator determines otherwise, an option will become exercisable in equal installments of 20% of the shares subject to the option on each anniversary of the grant date until fully exercisable, and will have a ten year term (or no more than a 5 year term with respect to incentive stock options granted to 10% shareholders).

➢	Restricted Stock. With respect to restricted stock, participants may be conferred all of the rights of a shareholder with respect to such stock, unless an award agreement provides otherwise. Restricted stock generally may be subject to a repurchase right by us in the event the recipient ceases to be employed by us or to provide services to us. Restricted stock may be subject to vesting over time or upon achievement of performance goals.

➢	Performance Stock. Performance Stock are awards of shares of our common stock that are subject to the attainment of specified performance goals over a specified performance period, after which time the award will no longer be subject to forfeiture. The plan administrator also may grant unrestricted shares of our common stock in connection with employment by us or performance of services for us.

➢	Restricted Stock Units. Restricted stock units are awards of units, each representing one share of our common stock, and these units are subject to vesting conditions based on a vesting schedule and/or performance criteria established by the plan administrator. Restricted stock units will be settled in shares of our common stock, but unlike restricted stock, these shares would not be issued until the restricted stock units have vested.

➢	Stock Appreciation Rights. Stock appreciation rights typically will provide for payments to the holder based upon increases in the price of our common stock over either the exercise price of the stock appreciation right or, where the right is issued in tandem with an option, the exercise price of the related option. The stock appreciation rights may be settled in cash, shares of our common stock or a combination (as determined by the plan administrator).

➢	Deferred Stock. Deferred stock awards are awards of the right to receive shares of our common stock at the end of a specified deferral period or upon the achievement of specified performance criteria.

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➢	Director Stock. Director stock awards are unrestricted shares of our common stock issued to a director of the Company who timely elects to have his or her annual retainer fee (in whole or in part) paid in shares in lieu of cash. A director must make such an election at prior to the beginning of the year in which the annual retainer fee is payable, and such election cannot be revoked or changed for the applicable year following the election form submission deadline. Any fractional shares are payable in cash.

➢	Other Awards. Other forms of awards include awards valued in whole or in part by reference to, or otherwise based on, shares of our common stock, dividends with respect to stock or other units or measures. Other awards may be settled in shares of our common stock, cash or a combination (as determined by the plan administrator).
Termination of Employment or Service. Unless an award agreement or the plan administrator provides otherwise, upon a termination of employment or service (i) by reason of death or disability, an option (to the extent then vested or on such accelerated basis as the plan administrator determines at or after grant) will become exercisable for one year after such death or disability or until the expiration of the option term, whichever is shorter; (ii) without cause, an option will be exercisable (to the extent then vested) for three months from such termination or until the expiration of the option term, whichever is shorter; and (iii) for any reason other than disability, death or without cause, an option will immediately terminate. All options that are not vested at the time of such termination of employment or service will terminate at such time. Unless an award agreement provides otherwise, restricted stock and deferred stock awards will generally be forfeited upon the termination of employment or service for any reason. Other forms of awards under our 2006 Plan, will be treated upon a termination of employment or service as determined by the plan administrator and set forth in the applicable award agreement.
Underwriter Lockup. Generally, in the event of an underwritten public offering of our common stock where we or any underwriter impose restrictions on the sale, disposition or grant of any option and/or underlying common stock or where the committee administering our 2006 Plan determines the following should apply to such offering, a participant cannot sell or contract to sell or grant any option to buy or otherwise dispose of any award granted under our 2006 Plan or any underlying common stock for a period of no longer than 180 days without prior written consent of the Company and the underwriter or its representatives.
Amendment and Termination. Our Board of Directors may amend, alter or discontinue our 2006 Plan, but no amendment, alteration, or discontinuation may be made that would impair the rights of a recipient of a vested award without the recipient’s consent. In addition, unless our Board of Directors determines otherwise, the Board will obtain approval of our shareholders to the extent required by applicable law or exchange rules. Our plan administrator may amend the terms of any outstanding awards, prospectively or retroactively; however, except with respect to amendments related to changes in capitalization or a change in control, no amendment will impair the rights of any recipient without his or her consent. In addition, neither our 2006 Plan nor any outstanding option or stock appreciation right may be amended to decrease the exercise price of such award unless first approved by the requisite vote of our shareholders. Moreover, neither our 2006 Plan nor any outstanding award made under the 2006 Plan may be amended in a way that could cause an outstanding award to become subject to the tax imposed by Section 409A of the Internal Revenue Code (regarding non-qualified deferred compensation).
Plan Term. Our 2006 Plan is effective upon its adoption by our Board of Directors, subject to the Company’s shareholder approval within 12 months before or after such Board adoption. Our 2006 Plan will terminate no later than 10 years after the earlier of the date of its adoption by our Board of Directors or the date of its approval by the Company’s shareholders.

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2005 STOCK INCENTIVE PLAN, OR 2005 PLAN
Our 2005 Plan became effective on January 28, 2005 (the “Effective Date”), which was the date it was adopted by our Board of Directors and approved by our shareholders. Our 2005 Plan will terminate upon the adoption and shareholder approval of our 2006 Plan. Under our 2005 Plan, ten million shares were initially reserved for issuance of awards, and 8,169,500 are currently available. However, effective as of our offering, no further grants will be made under our 2005 Plan, although outstanding options and other awards will continue to vest and otherwise be governed by the terms of our 2005 Plan. The terms of our 2005 Plan are similar to our 2006 Plan, but the major differences are that our 2005 Plan (i) does not provide for the grant of restricted stock units, performance stock, director stock or other stock awards; (ii) would permit re-pricing of options without shareholder approval; (iii) would permit nonqualified stock options to be granted with an exercise price equal to or greater than 50% of the fair market value of our shares of common stock on the date of grant, whereas the minimum exercise price for all options under our 2006 Plan is 100% of the fair market value; (iv) provides that certain adjustments upon a corporate transaction or similar event are discretionary, whereas our 2006 Plan requires that such adjustments be made; and (v) does not provide for automatic acceleration of vesting or exercisability upon a change in control unless provided for in an award agreement or by the plan administrator.
For further information with respect to our 2005 Plan, we refer you to our 2005 Plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.
2005 EMPLOYEE STOCK PURCHASE PLAN
We adopted the 2005 Employee Stock Purchase Plan, or the 2005 ESPP, which commenced on July 29, 2005 and terminated on September 30, 2005. The purpose of the 2005 ESPP was to encourage stock ownership by certain of our key employees and consultants, and the members of our Board of Directors and to incentivize them to remain in employment or service, improve operations, and contribute more significantly to our success, by granting them the opportunity to purchase shares of our common stock. The purchase price for these shares was the fair market value of the common stock as of the date of purchase, as established by our Board of Directors, and the maximum number of such shares that could be issued under the 2005 ESPP was 1,000,000 shares. During the term of the 2005 ESPP, plan participants purchased an aggregate of 331,500 shares of our common stock. Other than Michael Malecha, who purchased 5,000 shares under the 2005 ESPP, no other named executive officers or directors purchased shares under the plan. The 2005 ESPP was administered by our board of directors.
PROPOSED 2006 EMPLOYEE STOCK PURCHASE PLAN
The following is a description of the material terms of our 2006 Employee Stock Purchase Plan, or 2006 ESPP, which we intend to adopt. This summary is not intended to be a complete description of all provisions of the 2006 ESPP. For further information with respect to our 2006 ESPP, we refer you to our 2006 ESPP, which we intend to file as an exhibit to the registration statement of which this prospectus is a part.
Prior to the consummation of our offering, we intend to adopt a 2006 ESPP, which is designed to allow our eligible employees to purchase shares of our common stock, at prescribed intervals, with their accumulated payroll deductions.
Purpose. The purpose of the 2006 ESPP is to provide our eligible employees and the eligible employees of our designated subsidiaries with an opportunity to purchase our common stock through accumulated payroll deductions.

Management

Share Reserve. The total number of shares of our common stock reserved for issuance under our 2006 ESPP will be equal to                      shares of Common Stock. No participant in our 2006 ESPP may be issued or transferred more than $25,000 of shares of common stock pursuant to awards under our 2006 ESPP per calendar year. In the event of certain changes in our capitalization, our Board of Directors or the committee administering the plan (referred to as our committee) may adjust the maximum number or type of shares that may be purchased pursuant to our 2006 ESPP and the purchase price of those shares in a manner that the committee deems equitable.
Offering Periods. Our 2006 ESPP has two offering periods per year, with a new offering period beginning on the first business day of December 1 and June 1 each year. It is currently contemplated that each offering period, other than the possible exception of the initial offering period, will have a duration of six months, unless otherwise determined by our committee. We currently contemplate that the initial offering period under the 2006 ESPP will commence on January 1, 2007 and end on May 31, 2007.
Eligible Employees. Individuals scheduled to work more than 20 hours per week for at least five calendar months per year may join an offering period on the start date of that period. Individuals must have completed at least three months of continuous services to be eligible to participate in our 2006 ESPP.
Payroll Deductions. A participant may contribute up to 10% of his or her compensation through payroll deductions, and the accumulated deductions that the participant has not withdrawn during the offering period will be applied to the purchase of shares on the last business day of each offering period, which we refer to as the purchase date. The purchase price per share will be equal to 90% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 90% of the fair market value per share on the purchase date. However, a participant may not purchase more than 10,000 shares during any offering period. Our committee has the authority to change these limitations for any subsequent offering period.
Delivery of Common Stock to Participant. A participant may withdraw common stock from our 2006 ESPP at any time, but not earlier than 30 days after the purchase date upon which the common stock was purchased.
Administration. Our 2006 ESPP will be administered by our Board of Directors, or a committee of the board, in either case, which will have the power and authority to promulgate rules applicable to the ESPP, to interpret the provisions of our 2006 ESPP, to supervise administration of our 2006 ESPP and to take all action in connection with our 2006 ESPP as it deems necessary or advisable. No member of our committee will be personally liable for any action, determination, or interpretation made in good faith with respect to our 2006 ESPP, and all members of our committee will be fully indemnified by us with respect to any such action, determination or interpretation.
Changes in Capitalization or Other Events. In the event of certain changes in capitalization or any unusual or nonrecurring transactions or events affecting us or our affiliates, or changes in applicable law, our committee is authorized to take any one or more of the following actions whenever it determines that such action is appropriate in order to prevent dilution or enlargement of the benefits under our 2006 ESPP, to facilitate a transaction or to give effect to any changes in applicable law, but solely to the extent consistent with applicable law:

➢	to provide that all outstanding purchase rights will terminate without being exercised on such date as our committee determines;

➢	to provide that all outstanding purchase rights will be exercised prior to the end of the applicable offering period on such date as our committee determines and such purchase rights will terminate immediately after such purchases;

Management

➢	to provide for either the purchase of any outstanding purchase right for an amount of cash equal to the amount that could have been obtained upon the purchase had such right been currently exercisable, or the replacement of such purchase right with other rights or property selected by our committee;

➢	to provide that the outstanding purchase rights be assumed by the successor or survivor corporation, or substituted for by similar rights, with appropriate adjustments as to the number, kind of shares and prices; and

➢	to make adjustments in the number and type of shares of our common stock (or other securities or property) subject to outstanding purchase rights, or in the terms and conditions of outstanding rights, or rights that may be granted in the future.
Termination of Employment. Upon a termination of employment with us or a designated subsidiary during an offering period for any reason, including voluntary termination, retirement or death, the payroll deductions that have not been used to purchase shares of our common stock and the cash dividends credited to the participant’s account will be returned (and any future cash dividends will be distributed) to the participant or, in the case of such participant’s death, to the person or persons entitled thereto. The participant’s eligibility to participate in the 2006 ESPP will be automatically terminated.
Amendment and Termination. Our 2006 ESPP will terminate no later than 10 years after the date of its adoption by our Board of Directors, and our Board of Directors may terminate or amend our 2006 ESPP for any reason or no reason; provided, however, that certain amendments may require shareholder approval pursuant to applicable law and no amendment may adversely affect the purchase rights previously granted.
US BIOENERGY RETIREMENT PLAN
The Company maintains the US BioEnergy Retirement Plan, or the 401(k) Plan, which is a savings and retirement plan intended to qualify under section 401(a) of the Internal Revenue Code. The original effective date of the 401(k) Plan was February 1, 1995, but the plan was amended and restated effective January 1, 2004, and subsequently amended twice, most recently effective January 1, 2006. All employees who have completed six months of service, other than employees covered under a collective bargaining agreement, are eligible to participate in the 401(k) Plan.
The Company matches 100% of each participant’s contributions for the pay period, up to 4% of the participant’s eligible compensation (or a maximum matching contribution of 2% of the participant’s eligible compensation). The Company also may make discretionary contributions for each employee who is an active participant on the last day of the plan year or who has more than 499 hours of service during the most recent service period that ended on or before the last day of the plan year. Matching (and to the extent applicable, discretionary) contributions are 100% vested upon completion of three years of service.
EMPLOYMENT AND CONSULTING ARRANGEMENTS
Employment agreement with Jeffrey Roskam
Mr. Roskam served as president of UBE until March 2006. Pursuant to a letter agreement with him, dated April 30, 2005, if we terminated his employment or requested his resignation, in either case, without “cause” or if he terminated his employment for “good reason”, as these terms are defined in the letter agreement, and in consideration of a general release of claims against us, we would pay him an amount in cash equal to 150% his base salary (excluding bonus) within 30 days of his termination date and would also pay the cost of outplacement services. However, if Mr. Roskam resigned or if we

Management

terminated his employment for cause or as a result of his death or permanent disability, Mr. Roskam would be entitled to receive only his base salary that had accrued, and remained unpaid, up to the date of termination of employment.
The letter agreement with Mr. Roskam also provided for certain payments and benefits related to his termination of employment in connection with a change in control, as such term is defined in the letter agreement. Mr. Roskam ceased to be employed by us in March 2006.
Consulting agreement with and stock option award to David Vander Griend
In connection with our acquisition of United Bio Energy, we entered into a three-year consulting agreement with David Vander Griend on April 30, 2005, pursuant to which he is to advise us on technology at our proposed and future ethanol plants. We also appointed Mr. Vander Griend to our Board of Directors in April 2005, but he resigned from our Board in March 2006. The consulting agreement terminates immediately upon: (i) Mr. Vander Griend’s death or “disability,” as defined in the consulting agreement, (ii) written notice by the Company for “cause,” or by Mr. Vander Griend for “good reason,” as these terms are defined in the consulting agreement, or (iii) mutual agreement between the Company and Mr. Vander Griend. Further, either party may terminate the consulting agreement at any time with 15 days written notice.
As compensation for the provision of consulting services, we also entered into a stock option award agreement with Mr. Vander Griend, pursuant to which he was awarded 100,000 shares of our common stock at an exercise price of $1.00 per share. Any unvested, unexercised options terminate upon the earlier of (i) the three year anniversary of the date of grant, (ii) one year from the date of Mr. Vander Griend’s death or disability, (iii) the date of termination of Mr. Vander Griend’s consulting services by us for cause or by Mr. Vander Griend, and (iv) 90 days from the date of our termination of Mr. Vander Griend’s consulting services for a reason other than death, disability or for cause. Further, if we were to terminate Mr. Vander Griend’s consulting services for cause, we could, upon written notice at any time thereafter, repurchase any shares of our common stock acquired by Mr. Vander Griend pursuant to the exercise of the option, with the per share price payable by us for such shares being an amount equal to the lesser of the fair market value or the exercise price of the shares.

Certain relationships and related party transactions
Transactions with Capitaline Advisors, LLC and affiliates
Capitaline Advisors is 100% owned and controlled by Gordon Ommen, our Chairman and Chief Executive Officer. Gordon Ommen beneficially owns approximately 25.3% of our outstanding common stock either individually or through his ownership and control of BirdDog Capital, LLC, Mr. Ommen’s private investment company, and Capitaline Advisors, LLC, which is the manager of Capitaline General Partner, LLC, the general partner of a number of Capitaline investment funds. After giving effect to this offering, Gordon Ommen will continue to beneficially own approximately           % of our outstanding common stock. See “Principal shareholders.” Steve Myers, one of our Directors, is the President of Capitaline Advisors.
Capitaline Advisors provides us with consulting and administrative services and office space in Brookings, South Dakota for a monthly fee pursuant to a services agreement dated November 17, 2005. On August 14, 2006, we amended this agreement to revise the pricing terms and scope of services to be provided. For the year ended 2005 and for the nine months ended September 30, 2006, we paid Capitaline Advisors $246,000 and $585,000, respectively, for the services and office space provided to us under this agreement. Pursuant to this services agreement, certain employees of Capitaline Advisors, including Steve Myers, provide us with consulting services. Prior to January 1, 2006, Gordon Ommen, Chad Hatch and Virg Garbers were employees of Capitaline and provided us with services under this agreement. We have the right to terminate the services agreement for any reason upon 60 days prior written notice.
In addition, we pay Capitaline Advisors a monthly fee for travel services, including the use of aircraft owned by Capitaline Advisors, and other miscellaneous expenses. For the year ended 2005 and for the nine months ended September 30, 2006, we paid Capitaline Advisors $10,000 and $280,000, respectively, for these services. On March 1, 2006, we entered into two aircraft lease agreements with Capitaline Advisors pursuant to which we pay a monthly fixed fee as well as hourly usage fees for the use of two airplanes owned by Capitaline Advisors. We have the right to terminate these leases for any reason upon 30 days prior written notice.
On January 31, 2005, we entered into a letter agreement with Capitaline Advisors pursuant to which Capitaline Advisors would provide us financial advisory services in connection with certain purchase, acquisition, sale or disposition transactions and certain equity offerings by us. On May 23, 2006, we terminated the financial advisory services agreement with Capitaline Advisors. In connection with this termination, we paid Capitaline Advisors a termination fee of $4.8 million. With the exception of this payment, which was paid on June 1, 2006, we did not make any payments to Capitaline Advisors under this financial advisory services letter agreement.
In November and December 2004, US BioEnergy Management, LLC, which was 50% owned by Capitaline Advisors, entered into subscription agreements to purchase an aggregate of 25,000,000 shares of our common stock for an aggregate purchase price of $6.0 million. In September 2005, Capitaline Renewable Energy II, LP, one of the funds managed by Capitaline General Partner, LLC, which in turn is managed by Capitaline Advisors, purchased 27,500,000 shares of our common stock for an aggregate purchase price of $27.5 million in connection with a private placement transaction. In March 2006, Gordon Ommen and Capitaline Renewable Energy III, LP, one of the funds managed by Capitaline General Partner, LLC, which in turn is managed by Capitaline Advisors, purchased 1,241,250 and 13,000,000 shares of our common stock, respectively, for a purchase price of approximately $2.5 million and $26.0 million, respectively, in connection with a private placement transaction.

Certain relationships and related party transactions

For a description of additional transactions involving Capitaline Advisors and its affiliates, see “—Termination of administrative services agreement” and “—Business combinations—Platte Valley Fuel Ethanol, LLC.”
We believe that all of these transactions with Capitaline Advisors, LLC and its affiliates were on terms no less favorable than those that could have been obtained from an independent third-party.
Transactions with Fagen, Inc. and affiliates
Fagen, Inc., the leading builder of ethanol plants in the U.S., constructed our Platte Valley and Woodbury facilities and is currently constructing our Albert City and Ord facilities, as well as the expansion of our Platte Valley facility. Fagen, Inc. is owned and controlled by Ron Fagen, one of our founders and principal shareholders. Ron Fagen served as one of our Directors from our inception in October 2004 until June 2006 and he currently beneficially owns approximately 25.3% of our outstanding common stock either individually or through his ownership or control of Platte Valley Energy, LLC and Global Ethanol, Inc. (not affiliated with Global Ethanol Holdings Ltd, the Australian-based ethanol producer). After giving effect to this offering, Ron Fagen will continue to beneficially own approximately           % of our outstanding common stock. See “Principal shareholders.” Jennifer Johnson, one of our Directors, is the Chief Financial Officer of Fagen, Inc. O. Wayne Mitchell, who served as our Director and Vice President from our inception until June 2006, serves as a Senior Vice President of Fagen, Inc. Brian Thome, our President, served as a Director of Financial Investments of Fagen, Inc. from December 2004 to March 2006, during which time Mr. Thome also served as one of our Directors.
On August 26, 2005, US Bio Albert City and US Bio Woodbury, formerly known as Superior Corn Products, LLC, entered into lump sum design-build agreements with Fagen under which Fagen agreed to design and build a nameplate 100 mmgy and a nameplate 45 mmgy dry grind ethanol plant, respectively. On January 6, 2006, Val-E Ethanol, LLC entered into a lump sum design-build agreement with Fagen under which Fagen agreed to design and build a nameplate 45 mmgy plant near Ord, Nebraska. On April 24, 2006, Platte Valley Fuel Ethanol, LLC entered into a lump sum design-build expansion agreement with Fagen under which Fagen agreed to expand the existing nameplate 40 mmgy Platte Valley facility, which was built pursuant to a design-build agreement with Fagen dated September 16, 2003, to a nameplate 80 mmgy facility. On August 10, 2006, we entered into a master design-build agreement with Fagen that provides build slots for our Hankinson facility and our four facilities in development. Pursuant to this master design-build agreement, our Dyersville, Hankinson and Janesville subsidiaries entered into separate lump sum design-build agreements with Fagen on September 22, 2006 under which Fagen agreed to design and build a 100 mmgy plant at each respective site. On August 1, we entered into another master design-build agreement with Fagen that provides us with a number of additional build slots through 2010. These new master design-build agreements supersede a previous master design-build agreement with Fagen dated January 31, 2005.
In connection with our acquisition of Platte Valley Fuel Ethanol’s business, we assumed a pre-engineering services agreement dated April 24, 2006 between Platte Valley Fuel Ethanol and Fagen Engineering, LLC relating to the expansion of its ethanol plant near Central City, Nebraska. Fagen Engineering is owned and controlled by Ron Fagen. Under the pre-engineering services agreement, Fagen Engineering will perform engineering and design work, including delivery of a pre-engineering design package that includes design drawings, utility design information and grading, drainage and erosion plan drawings, relating to a nameplate 40 mmgy expansion of the Platte Valley facility. In exchange for these services, Fagen Engineering will receive a fixed fee for time and expenses of $92,500.
For the year ended December 31, 2005, we paid Fagen, Inc. $41.4 million for construction services under these design-build agreements. For the nine months ended September 30, 2006, we paid Fagen,

Certain relationships and related party transactions

Inc. $134.4 million for construction services. In connection with our construction and development plans, we expect to make significant future payments to Fagen, Inc. for construction services.
In November and December 2004, US BioEnergy Management, LLC, which was 50% owned by Global Ethanol, entered into subscription agreements to purchase an aggregate of 25,000,000 shares of our common stock for an aggregate purchase price of $6.0 million. In August and September 2005, Global Ethanol purchased 7,950,000 shares of our common stock for an aggregate purchase price of $7.95 million in connection with a private placement transaction. In March 2006, Ron Fagen and Platte Valley Energy, LLC, an entity controlled by Ron Fagen and his spouse, Diane Fagen, purchased 1,241,250 and 6,700,000 shares of our common stock, respectively, for a purchase price of approximately $2.5 million and $13.4 million, respectively, in connection with a private placement transaction.
For a description of additional transactions involving Fagen, Inc. and its affiliates, see “—Termination of administrative services agreement,” “—Business combinations—Platte Valley Fuel Ethanol, LLC” and “—Business combinations—Val-E Ethanol, LLC.”
We believe that all of these transactions with Fagen, Inc. and its affiliates were on terms no less favorable than those that could have been obtained from an independent third-party.
Transactions with CHS Inc.
CHS, a Fortune 500 company and the largest grain marketer and energy cooperative in the U.S., is one of our principal shareholders. CHS beneficially owns approximately 25.6% of our outstanding common stock and after giving effect to this offering, CHS will continue to own approximately           % of our outstanding common stock. See “Principal shareholders.” Jay Debertin, one of our Directors, serves as Executive Vice President and Chief Operating Officer, Processing, of CHS.
On November 17, 2005, we entered into a subscription agreement with CHS pursuant to which CHS purchased 35,000,000 shares of our common stock for an aggregate purchase price of $35.0 million. In connection with this purchase, we granted CHS the right to appoint directors to our Board of Directors, with the number of directors appointed by CHS based on a formula related to CHS’s percentage of beneficial ownership. For so long as CHS beneficially owns at least 15% but less than 25% of our outstanding common stock, CHS has the right to appoint one director and for so long as CHS beneficially owns at least 25% of our outstanding common stock, CHS has the right to appoint two directors to serve on our Board of Directors. As long as CHS beneficially owns at least 15% of our outstanding common stock, it also has the right to appoint one person to serve as a member on an executive management committee and as a member of the Board of Managers of each of US Bio Albert City, LLC, US Bio Woodbury, LLC and UBE Services, LLC, formerly known as United Bio Energy, LLC. These appointment rights terminate upon the first meeting of shareholders following our initial public offering, and all persons appointed by CHS pursuant to this right will serve until that time. We have no obligation to nominate a person appointed by CHS for election to our Board of Directors at the first meeting of our shareholders following the date of our initial public offering. Pursuant to a waiver letter, dated July 26, 2006, CHS has agreed to waive its right under the subscription agreement to appoint a second director to our Board of Directors when it beneficially owns at least 25% of our outstanding common stock.
Pursuant to these rights under the subscription agreement, CHS has appointed Jay Debertin to serve as a member of our Board of Directors. From November 2005 until June 2006, Dennis Wendland and Don Olson, both of whom are executive officers of CHS, served as members of our Board of Directors pursuant to the CHS subscription agreement.

Certain relationships and related party transactions

Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. We have agreed to lease approximately 8,600 square feet at this address from CHS pursuant to a lease dated June 1, 2006. On June 1, 2006, we began leasing 5,552 square feet and beginning on November 1, 2006, we will begin leasing an additional 3,054 square feet. From June 1, 2006 to October 31, 2006, we agreed to pay CHS a base rent of $12,434 per month. From November 1, 2006 to May 31, 2007, rent is $19,274 per month. Thereafter, rent payments are increased yearly from $19,756 per month in year two of the initial term of the lease to $21,275 per month in year five of the initial term of the lease. Through UBE Services, we also purchased $5.5 million of grain from CHS for the nine months ended September 30, 2006.
The initial term of the lease is through May 31, 2011, with one additional five-year renewal term upon ninety days written notice from us to CHS and the rent for such period equal to the rent for the prior twelve month period plus an annual increase of 2.5%. CHS has the right to terminate the lease upon 120 days written notice if it determines that it wants the leased space for its own use or for the use by any subsidiary or affiliate of CHS or a joint venture involving CHS. In addition, we may terminate the lease upon 90 days written notice prior to the end of the third or fourth 12-month period of the initial term of the lease, provided that we pay CHS a portion of the improvement allowance.
On March 31, 2006, CHS purchased 17,500,000 shares of our common stock for an aggregate purchase price of $35.0 million in connection with a private placement transaction. On November 28, 2005, in connection with the service of certain CHS representatives on our Board of Directors, we issued options to purchase an aggregate of 60,000 shares of our common stock to CHS. One-third of the options vest annually, and once vested, the options are exercisable at an exercise price of $1.00 per share, the fair market value of one share of our common stock as of the date of the option grant as determined by our Board of Directors. The options expire on November 28, 2012.
For a description of additional transactions involving CHS, see “—Business combinations— Provista Renewable Fuels Marketing” and “—Leased employee agreement between United Bio Energy, LLC and Provista.”
We believe that all of these transactions with CHS Inc. were on terms no less favorable than those that could have been obtained from an independent third-party.
Private placements
On March 31, 2006, we sold an aggregate of 44,700,000 shares of our common stock to 15 investors, at a price of $2.00 per share for an aggregate purchase price of $89.4 million. In connection with this offering, James Morgan, Jennifer Johnson, Steve Myers and Cliff Mesner, each of whom serves as one of our Directors, purchased 1,500,000, 125,000, 500,000 and 250,000 shares, respectively, for a purchase price of $3.0 million, $0.25 million, $1.0 million and $0.5 million, respectively. In addition, Brian Thome, our President, purchased 37,500 shares for a purchase price of $75,000. See “—Transactions with Capitaline Advisors, LLC and affiliates,” “—Transactions with Fagen, Inc. and affiliates” and “—Transactions with CHS Inc.”
In August and September 2005, we sold an aggregate of 56,235,000 shares of our common stock to 56 investors, at a price of $1.00 per share for an aggregate purchase price of approximately $56.2 million. In connection with this offering, James Morgan, one of our Directors, purchased 5,000,000 shares for a purchase price of $5.0 million. See “—Transactions with Capitaline Advisors, LLC and affiliates” and “—Transactions with Fagen, Inc. and affiliates.”
Termination of administrative services agreement
On January 1, 2005, we entered into an administrative services agreement with US Bio Resource Group, LLC, which was owned equally by Global Ethanol and Capitaline Advisors and was formerly

Certain relationships and related party transactions

known as US BioEnergy Management, LLC, pursuant to which we would receive management and administrative services relating to the development of our business and ethanol plants. We later amended our agreement with US Bio Resource Group on June 1, 2005. Capitaline Advisors is owned and controlled by Gordon Ommen. Ron Fagen and his spouse, Diane Fagen, own 90.4% of Global Ethanol.
In 2005, we paid approximately $0.7 million to US Bio Resource Group under the administrative services agreement. In 2004, before the administrative services agreement became effective, we paid US Bio Resource Group $43,000 for similar services. On November 17, 2005, we entered into a termination agreement among US Bio Resource Group, Global Ethanol and Capitaline Advisors that terminated the rights and obligations of the parties with respect to the administrative services agreement in exchange for options to purchase 3,250,000 shares of our common stock issued to each of Global Ethanol and Capitaline Advisors. Each option is immediately exercisable and has an exercise price of $1.00 per share, the fair market value of one share of our common stock as of the date of the option grant as determined by our Board of Directors. Gordon Ommen’s options will terminate upon the earlier of November 17, 2015 or the date on which he ceases to provide services to us as a director, officer, employee or consultant, respectively, and such termination of services is for cause. Ron Fagen’s options will terminate on November 17, 2015. US Bio Resource Group, LLC was dissolved by action of its members on June 1, 2006.
We believe that these transactions were entered into on terms no less favorable than those that could have been obtained from an independent third-party.
Business combinations
United Bio Energy, LLC
In May 2005, we acquired United Bio Energy, LLC. In connection with that transaction, the two holders of membership interests in United Bio Energy, ICM Marketing, Inc. and Fagen Management, LLC received an aggregate of 3,000,000 and 2,000,000 shares of our common stock, respectively, valued at approximately $4.2 million in the aggregate. Fagen Management, LLC is owned and controlled by Ron Fagen. Through their ownership of ICM Marketing, Randall Ives, Jeffrey Roskam and David Vander Griend received 300,000, 1,050,000 and 1,650,000 shares of our common stock, respectively.
Randall Ives currently serves as our Senior Vice President of Distillers Grains. Jeffrey Roskam served as President of UBE Services, formerly known as United Bio Energy, from May 2005 to March 2006. See “Management—Employment and Consulting Arrangements—Employment arrangement with Jeffrey Roskam.” Also in connection with this transaction, we appointed David Vander Griend to our Board of Directors and entered into a three-year consulting agreement with him pursuant to which he will provide us with plant technology consulting services. As payment for these consulting services, on April 30, 2005 we granted Mr. Vander Griend a non-qualified option to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share, which option was fully exercisable on the date of grant. The option will terminate upon the earlier of the three year anniversary of the date of grant, one year from the date of Mr. Vander Griend’s death or disability, the date of termination of Mr. Vander Griend’s consulting services by us for cause or by Mr. Vander Griend, or ninety days from the date of our termination of Mr. Vander Griend’s consulting services for a reason other than death, disability or for cause. Mr. Vander Griend resigned from our Board of Directors in March 2006. See “Management—Employment and Consulting Arrangements—Consulting agreement with and stock option award to David Vander Griend.”
In May 2006, we changed the name of United Bio Energy, LLC to UBE Services, LLC.

Certain relationships and related party transactions

Platte Valley Fuel Ethanol, LLC
In April 2006, we acquired Platte Valley Fuel Ethanol, LLC. In connection with that transaction, the holders of membership interests in Platte Valley Fuel Ethanol received an aggregate of 44,999,981 shares of our common stock, valued at approximately $100.8 million, and approximately $40.0 million in cash. Among these holders were Platte Valley Energy, LLC, PVF Investments, LLC, Aaron Fagen, Evan Fagen, Capitaline Renewable Energy, LP, Jennifer Johnson and O. Wayne Mitchell who received an aggregate of 29,000,248; 529,442; 88,240; 88,240; 264,721; 88,240 and 88,240 shares of our common stock and approximately $25.8 million; $0.5 million; $78,000; $78,000; $235,000; $78,000; and $78,000 in cash, respectively.
Platte Valley Energy, LLC is controlled by Ron Fagen and his spouse, Diane Fagen. Aaron Fagen and Evan Fagen are Ron and Diane Fagen’s adult children. PVF Investments, LLC is owned and controlled by one of our Directors, Cliff Mesner, who also served as chairman of Platte Valley Fuel Ethanol prior to the acquisition. Capitaline Advisors, which is owned and controlled by Gordon Ommen, is the manager of Capitaline General Partner, LLC, the general partner of Capitaline Renewable Energy, LP.
Also in connection with our acquisition of Platte Valley Fuel Ethanol, LLC, we granted registration rights to Platte Valley Energy, LLC pursuant to a registration rights agreement dated April 28, 2006. Under this agreement, Platte Valley Energy has registration rights with respect to 10,000,000 shares of our common stock. See “—Registration Rights Agreement.”
In September 2006, we changed the name of Platte Valley Fuel Ethanol, LLC to US Bio Platte Valley, LLC.
Val-E Ethanol, LLC
In connection with our acquisition of Platte Valley Fuel Ethanol in April 2006, we acquired 50.18% of the membership interests of Val-E Ethanol, LLC. Val-E Ethanol was a development stage ethanol company constructing a 50 mmgy fuel-grade dry mill ethanol plant in Ord, Nebraska. Concurrently with the Platte Valley Fuel Ethanol transaction, we acquired the remaining 49.82% membership interests in Val-E Ethanol. In connection with this transaction, holders of 49.82% of the membership interests in Val-E Ethanol received an aggregate of 6,205,000 shares of our common stock, valued at approximately $13.9 million. Among these holders were Ron Fagen, Aaron Fagen, Evan Fagen and Jennifer Johnson, who received 150,000, 25,000, 25,000 and 25,000 shares of our common stock, respectively.
In September 2006, we changed the name of Val-E Ethanol, LLC to US Bio Ord, LLC.
Provista Renewable Fuels Marketing
In March 2006, UBE Services, LLC sold 50% of its membership interest in its wholly-owned subsidiary, Provista, formerly known as United Bio Energy Fuels, LLC, to CHS for $2.4 million, plus the assignment by CHS of a fuel delivery contract. UBE Services also assigned certain of its fuel delivery contracts to Provista and agreed to indemnify Provista for certain claims relating to Provista’s business prior to CHS becoming a member.
In connection with the sale of 50% of UBE Services’ membership interest in Provista to CHS, UBE Services and CHS adopted an amended and restated operating agreement for Provista. Under the terms of the amended and restated operating agreement, CHS was appointed the manager of Provista. The terms and conditions under which CHS serves as manager of Provista are set forth in the management agreement between Provista and CHS and the amended and restated operating agreement. Under the terms of the management agreement, CHS may not take the following actions without the consent of the members of Provista:

Certain relationships and related party transactions

➢	the purchase or acquisition (other than in the ordinary course of business) of any personal property with a cost or value in excess of $50,000 or any real property;

➢	the borrowing of funds in excess of $50,000;

➢	the assignment, settlement or discharge of any claim or debt (other than in the ordinary course of business);

➢	the creation of any obligation as guarantor;

➢	the making of any assignment for the benefit of creditors or filing of bankruptcy;

➢	the participation in any other companies, partnerships or joint ventures;

➢	the merger or consolidation with or into another entity;

➢	the sale or other disposition (other than in the ordinary course of business) of any personal property with a cost or value in excess of $50,000 or any real property; and

➢	the approval to enter into any transaction with a member of Provista or affiliate of a member.
As manager, CHS is paid a management fee equal to the costs to CHS of providing the management services, with the amount of such fee to generally be determined on an annual basis by mutual agreement of Provista and CHS. From May 1, 2006 to September 30, 2006, Provista paid CHS $271,000 for management services provided to Provista.
On March 31, 2006, we also entered into a master agreement with Provista regarding ethanol sales and marketing. Pursuant to this master agreement, we will sell to Provista, and it will market on our behalf, all of the ethanol produced at our existing and future plants. Provista is paid a marketing fee based on a percentage of the ethanol sales price. The marketing fee is subject to adjustment in connection with the annual renewal of the marketing agreement. The marketing agreement has an initial term through November 30, 2007, and thereafter will automatically renew for one-year additional terms, unless either party provides the other with ninety days written notice of non-renewal. Pursuant to the master agreement, certain of our subsidiaries, including our Albert City, Woodbury, Platte Valley and Ord subsidiaries, have entered into separate ethanol sales and marketing agreements that are substantially identical in all material respects to the master agreement. From May 1, 2006 to September 30, 2006, we paid Provista $217,000 for ethanol marketing services.
Beginning on April 1, 2009, either member of Provista may initiate a buy-sell mechanism. Under this mechanism, after receiving notice of the initiation of the buy-sell mechanism, the non-initiating member must elect to either sell all of its interests in Provista to the initiating member or purchase all of the initiating member’s interest in Provista, in each case, at a purchase price not less than a specified multiple of Provista’s EBITDA.
Effective April 30, 2006, UBE Services transferred its 50% membership interest in Provista to US BioEnergy Corporation.
The transaction values of all of these business combination transactions were determined pursuant to arms-length negotiations between the parties. To the extent that the consideration for these transactions included shares of our common stock, the number of shares we issued was based on the applicable fair market value of our common stock as determined by our Board of Directors, which value was also used for issuances of stock options and sales of our common stock in private placement transactions generally occurring within the same period of time.

Certain relationships and related party transactions

Leased employee agreement between United Bio Energy, LLC and Provista
Shortly after UBE Services, formerly known as United Bio Energy, LLC, sold its 50% membership interest in Provista to CHS in March of 2006, UBE Services entered into an agreement with Provista on May 15, 2006, pursuant to which UBE Services leases the services of certain of its employees (referred to as leased employees) to Provista in exchange for which Provista pays to UBE Services a service fee reflecting all or a specified portion of the salaries, payroll taxes, government mandated fees and benefits attributable to the leased employees. The agreement remains in effect until either party terminates the agreement with 30 days prior notice, provided, however, that UBE Services may terminate the agreement immediately if Provista fails to pay the service fee set forth under the agreement relating to the leased employees. The employees covered under the agreement remain employees of UBE Services, and it retains ultimate control over the hiring, discipline, termination and other terms of the leased employees’ employment. Pursuant to the agreement, 14 UBE Services employees were leased, wholly or partially, to perform work for Provista. As the management of Provista has transitioned to CHS, currently only two UBE Services employees are leased partially to perform work for Provista. From May 1, 2006 to September 30, 2006, Provista paid UBE Services $63,000 for management services provided by UBE Services.
We believe that this transaction was entered into on terms no less favorable than those that could have been obtained from an independent third-party.
Shareholders’ Agreement
Upon the consummation of this offering, we intend to enter into a Shareholders’ Agreement with Gordon Ommen, Ron Fagen, CHS, and certain of their affiliates (each, an “Insider Shareholder” and collectively, the “Insider Shareholders”). The Shareholders’ Agreement provides for, among other things, standstill restrictions, share transfer restrictions, voting requirements and registration rights.
Standstill Restrictions
The Shareholders’ Agreement prohibits the Insider Shareholders, without the prior consent of our Board of Directors, from acquiring beneficial ownership of additional shares of our common stock or other equity securities. Notwithstanding this general limitation, each Insider Shareholder will be permitted to acquire up to 2% of our common stock outstanding upon the consummation of this offering, and the Insider Shareholders may acquire shares pursuant to an employee benefit plan or as a result of a stock split, stock dividend or similar transaction. In addition, for 90 days after the consummation of this offering, each Insider Shareholder may acquire beneficial ownership of shares of our common stock to maintain its percentage beneficial ownership at 21% of our outstanding common stock. Further, if we increase the number of outstanding shares of our common stock following this offering, each Insider Shareholder will have the right, for a period of time, to purchase additional shares of our common stock to maintain its percentage beneficial ownership, as measured prior to such issuance.
The Shareholders’ Agreement also provides that each of the Insider Shareholders will not, for the purpose of proposing or creating a proposal regarding the acquisition or control of us:

➢	initiate or participate in any solicitation of proxies with respect to us;

➢	initiate, propose or otherwise solicit our shareholders for the approval of any shareholder proposal;

➢	seek election to, nominate a candidate for or seek the removal of any member of, our Board of Directors;

➢	call or seek to have called any meeting of our shareholders;

Certain relationships and related party transactions

➢	form, joint or participate in a group with respect to any of our equity securities;

➢	deposit any of our equity securities into a voting trust or subject any of our equity securities to an arrangement or agreement with respect to the voting such securities;

➢	make any public statement or proposal with respect to a business combination transaction involving us; or

➢	propose to award or modify, or otherwise act in a manner designed or having the deliberate effect of circumventing, the above restrictions.

Nothing in the standstill restrictions will restrict any other individual who is serving as one of our directors, in their capacity as a director or board committee member, from exercising their fiduciary duties in such capacity as they deem to be in the best interests of our shareholders.
Share Transfer Restrictions; Voting Requirements
The Shareholders’ Agreement provides that the Insider Shareholders may not transfer shares they own upon the consummation of this offering if, following such transfer, the acquiring person would beneficially own in excess of 5% of our common stock and such person is not an affiliate or equityholder of the transferring shareholder (provided such transferee agrees to be bound by the terms of the Shareholders’ Agreement) or one of the other Insider Shareholders (but only to the extent the acquisition by such Insider Shareholder is otherwise permitted by the terms of the Shareholders’ Agreement).
The Shareholders’ Agreement requires the Insider Shareholders to be present, in person or by proxy, at all shareholders meetings and to vote all of the shares of our common stock beneficially owned by them such that at all times our Board of Directors is composed of a majority of independent directors within the meaning of the rules of the NASDAQ Global Market.
In addition, during the term of the Shareholders’ Agreement, we may not enter into any material transaction with an Insider Shareholder or its affiliate unless the transaction is approved by a majority of the independent directors of our Board of Directors and, if such transaction requires the approval of our shareholders under the South Dakota Business Corporations Act, by the holders of a majority of the outstanding common stock, excluding shares held by the Insider Shareholder or its affiliated party of such transaction.
Registration Rights
The Shareholder’s Agreement provides the Insider Shareholders with certain demand and piggyback registration rights for our common stock owned by them upon the consummation of this offering. These shares are referred to as “registrable shares.”

➢	Demand Registrations. We have granted to the Insider Shareholders “demand” registration rights that allow one or more Insider Shareholders who beneficially own registrable shares representing at least 20% of our outstanding common stock to request that we register the registrable shares under the Securities Act at any time after one year following the consummation of this offering. The Insider Shareholders are entitled to an aggregate of three demand registrations but no more than one demand registration may be requested in any six-month period. Demand registration rights are not permitted unless the expected market value of the registrable shares to be included in such registration is at least $50 million. We are not required to maintain the effectiveness of the registration statement for more than 120 days. We are also not required to effect any demand registration within six months of a registration to which the requesting party held “piggyback” rights. We have the discretion to, not more than twice in any 12-month period, postpone for up to

Certain relationships and related party transactions

90 days the filing or effectiveness of a registration statement for a demand registration and one such postponement may be extended to 120 days.

➢	Piggyback Registrations. Pursuant to the Shareholders’ Agreement, the Insider Shareholders also have “piggyback” registration rights that allow them to include the registrable shares in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8) or by any of our other shareholders that have registration rights. The “piggyback” registration rights of these shareholders may not be exercised for one year following the consummation of this offering and are subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

➢	Indemnification; Expenses. We have agreed to indemnify each of the Insider Shareholders against any losses or damages arising out of any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which they sell shares of our common stock, unless such liability arose from such shareholder’s misstatement or omission, and each such shareholder has agreed to indemnify us against all losses or damages caused by its misstatements or omissions. We will pay all expenses incident to our performance under the Shareholders’ Agreement and the reasonable fees and expenses of one legal counsel for the Insider Shareholders. The Insider Shareholders will pay their respective portions of all underwriting discounts, commissions and transfer taxes relating to the sale of their shares under the Shareholders’ Agreement.
Registration Rights Agreement
In connection with our acquisition of Platte Valley Fuel Ethanol, LLC on April 30, 2006, we entered into a Registration Rights Agreement with Platte Valley Energy, LLC, one of the selling members of Platte Valley Fuel Ethanol and an affiliate of Ron Fagen.
Subject to limited exceptions, under the Registration Rights Agreement, Platte Valley Energy had the right to request that we use our best efforts to register for resale up to 10,000,000 shares of our common stock under the Securities Act in connection with this offering. We have received notice that Platte Valley Energy has waived its right to register shares of our common stock in this offering.
The Registration Rights Agreement also grants Platte Valley Energy piggy-back rights on any proposed registration by us pursuant to the Securities Act (whether or not for our own account) once we have become subject to the reporting requirements of the Exchange Act. We also agreed to bear the registration expenses of any piggy-back offering. Upon the execution of the Shareholders’ Agreement between us and certain of our shareholders, including Platte Valley Energy, the Registration Rights Agreement will be terminated.

Principal shareholders
The following table shows information known to us with respect to the beneficial ownership of our common stock as of October 31, 2006, as adjusted to reflect the sale of the shares of common stock offered, by:

➢	each person or group of affiliated persons whom we know to beneficially own more than 5% of our common stock;

➢	each of our directors;

➢	each named executive officer; and

➢	all of our directors and executive officers as a group.
Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. This information does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying options that are exercisable within 60 days of October 31, 2006 are considered to be beneficially owned by the person holding the options and outstanding for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
Percentage of beneficial ownership before this offering is based on 224,937,731 shares of our common stock outstanding as of October 31, 2006. Percentage of beneficial ownership after this offering is based on                     shares outstanding immediately after this offering after giving effect to the sale of                     shares of our common stock in this offering by us.
The address for those individuals for which an address is not otherwise indicated is: c/o US BioEnergy Corporation, 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077.

	Number of	Percent of shares
	shares	beneficially owned
	beneficially
	owned prior	Prior to	After
	to the	the	the
Name of beneficial owner	offering	offering	offering

CHS Inc.(1)	57,520,000	25.6%	%
Gordon W. Ommen(2)	57,775,971	25.3%	%
Ron J. Fagen(3)	57,761,498	25.3%	%
James B. Morgan(4)	6,510,000	2.9%	%
Clifford F. Mesner(5)	779,442	*	%
Steven P. Myers(6)	520,000	*	%
Jennifer A. Johnson(7)	258,240	*	%
Chad D. Hatch(8)	40,000	*	%
Michael F. Malecha(9)	40,000	*	%
James Dauwalter	0	*	%
Jay D. Debertin	0	*	%
Mark A. Ruelle	0	*	%
All executive officers and directors as a group (19 persons)	66,314,153	29.0%	%

(footnotes on following page)

Principal shareholders

*	Less than 1% of the outstanding common stock

(1)	The principal address for CHS Inc. is 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077. Includes 20,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006.

(2)	Includes shares of common stock owned by each of Capitaline Advisors, LLC, Capitaline Renewable Energy, LP, Capitaline Renewable Energy, II, LP, Capitaline Renewable Energy III, LP and BirdDog Capital, LLC. As the sole member of Capitaline Advisors, LLC, which is the manager of Capitaline General Partner, LLC, the general partner of Capitaline Renewable Energy, LP, Capitaline Renewable Energy, II, LP and Capitaline Renewable Energy III, LP, Gordon Ommen has voting and investment control over and may be considered the beneficial owner of 264,721, 27,500,000 and 13,000,000 shares of common stock held by Capitaline Renewable Energy, LP, Capitaline Renewable Energy, II, LP and Capitaline Renewable Energy III, LP, respectively. Gordon Ommen is also the sole member of BirdDog Capital, LLC, and as a result, he has voting and investment control over and may be considered the beneficial owner of 12,500,000 shares of common stock held by BirdDog Capital, LLC. Also includes 20,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006 and 3,250,000 shares of common stock issuable upon exercise of options held by Capitaline Advisors, LLC that are exercisable currently or within 60 days of October 31, 2006.

(3)	The principal address for Ron Fagen is P.O. Box 159, 501 West Highway 212, Granite Falls, MN 56241. Includes shares of common stock owned by each of Platte Valley Energy, LLC and Global Ethanol, Inc. Ron Fagen and his wife, Diane Fagen, control Platte Valley Energy, LLC, and as a result, he has voting and investment control and may be considered the beneficial owner 35,700,248 shares of common stock held by Platte Valley Energy, LLC. In addition, Ron Fagen and his wife, Diane Fagen, own 90.36% of Global Ethanol, Inc., and as a result, he has voting and investment control and may be considered the beneficial owner of 20,450,000 shares of common stock. Also includes 20,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006 and 3,250,000 shares of common stock issuable upon exercise of options held by Global Ethanol, Inc. that are exercisable currently or within 60 days of October 31, 2006.

(4)	Includes 10,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006.

(5)	Includes shares of common stock held by PVF Investments, LLC. Clifford Mesner has voting and investment control over and may be considered the beneficial owner of 529,442 shares of common stock held by PVF Investments, LLC.

(6)	Includes 20,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006.

(7)	Includes 20,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006.

(8)	Includes 15,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006.

(9)	Includes 10,000 shares of common stock issuable upon exercise of options that are exercisable currently or within 60 days of October 31, 2006.

Description of certain indebtedness
PLATTE VALLEY CREDIT FACILITIES
We acquired Platte Valley Fuel Ethanol, LLC in April 2006. Prior to this acquisition, Platte Valley Fuel Ethanol entered into a senior secured credit facility with First National Bank of Omaha. The proceeds from this senior secured credit facility were used to finance the development and construction of the Platte Valley ethanol plant and for general corporate and operating purposes. The senior secured credit facility was structured as a construction loan of up to $32.9 million and revolving loans of up to $5.0 million in the aggregate. The revolving portions of the senior secured credit facility were replaced on substantially the same terms with the revolving credit facility under the expansion construction loan agreement described below. This senior secured credit facility also provided for a $1.0 million letter of credit facility which was renewed under the expansion construction loan agreement described below. Upon completion of the plant, the construction loan was paid in full by a new term loan evidenced by three promissory notes. The term loan currently matures on September 20, 2009.
Platte Valley Fuel Ethanol entered into a construction loan agreement, as amended, to evidence the senior secured credit facility. The obligations under the senior secured construction loan agreement are secured by (i) a deed of trust on the property underlying the Platte Valley ethanol plant and (ii) a first lien security interest in substantially all of Platte Valley Fuel Ethanol’s assets.
As of September 30, 2006, there was an outstanding principal balance of $19.2 million under the term loan. As of September 30, 2006 there was no outstanding principal balance under the revolving loan. In addition, as of September 30, 2006, $0.2 million of letters of credit were outstanding under this facility.
In August 2006, Platte Valley Fuel Ethanol entered into an expansion credit facility with First National Bank of Omaha. The proceeds from this expansion credit facility will be used to finance the expansion of the Platte Valley ethanol plant. The expansion construction loan agreement renews the $1.0 million letter of credit facility existing under the senior secured credit facility and replaces the $1.0 million revolving credit facility under the senior secured credit facility. The expansion credit facility was structured as a construction loan of up to $46.3 million and revolving loans of up to $5.0 million in the aggregate. The revolving credit facility matures on December 8, 2006 and is evidenced by a revolving note. The expansion construction loan is evidenced by a construction note. The construction loan is due on the earlier of March 20, 2007 or completion of expansion. Upon the earlier of March 20, 2007 and completion of the expansion, the construction loan will be paid in full by a new expansion term loan evidenced by three promissory notes. Upon the conversion of the expansion construction loan into a term loan, the existing balance on the expansion construction loan will be paid by three new promissory notes, the first in the original principal amount of $23.15 million (the Fixed Rate Note), the second in an original principal amount to be determined, which principal amount shall include the then existing balance of Note D under the senior secured credit facility (as described below) (the Variable Rate Note), and the third in an original principal amount of $10 million, which principal amount shall include the then existing balance of Note E under the senior secured credit facility (as described below) (the Long Term Revolving Note). The term loan will mature on the earlier to occur of March 20, 2012 and the date which is five years after the date on which the expansion is completed.
Platte Valley Fuel Ethanol entered into a construction loan agreement to evidence the expansion credit facility. The obligations under the expansion loan agreement are secured by a deed of trust creating an additional lien on the property underlying the Platte Valley ethanol plant.

Description of certain indebtedness

As of September 30, 2006, there was an outstanding principle balance of $18.4 million under the expansion construction loan.
Interest rates
The senior secured term loan is evidenced by three promissory notes in the original principal amounts of $16.45 million (Note C), $11.45 million (Note D) and $5 million (Note E), respectively, which bear interest at LIBOR plus 3.30%, LIBOR plus 3.80% and LIBOR plus 3.80%, respectively. Note E is structured as a revolving loan, allowing Platte Valley Fuel Ethanol to reborrow amounts repaid on Note E. The senior secured revolving loans were evidenced by a revolving promissory note, which accrued interest at LIBOR plus 3.80%, and, after maturity, plus 6.0% and such revolving loans were repaid with proceeds from the expansion revolving loans. The interest rates for Notes C, D and E are subject to adjustment based on the ratio of debt to net worth of Platte Valley Fuel Ethanol.
The expansion construction loan is evidenced by a construction note in the original principal amount of $46.3 million, which bears interest at LIBOR plus 3.10%. The expansion revolving loans are evidenced by a revolving promissory note, which bears interest at LIBOR plus 3.80%, and, after maturity, plus 6.0%. Upon the completion of the expansion, the expansion term loan will be evidenced by the Fixed Rate Note, the Variable Rate Note and the Long Term Revolving Note. The Fixed Rate Note will bear interest at LIBOR plus 2.50%, the Variable Rate Note will bear interest at LIBOR plus 2.90% and the Long Term Revolving Note will bear interest at LIBOR plus 2.90%. The interest rate for the expansion revolving loan note is, and the interest rates for the Variable Rate Note and the Long Term Revolving Note will be, subject to adjustment based on the ratio of debt to net worth of Platte Valley Fuel Ethanol. The Long Term Revolving Note is structured as a revolving loan, allowing Platte Valley Fuel Ethanol to reborrow amounts repaid on the Long Term Revolving Note.
Mandatory and voluntary prepayments
Under the expansion construction loan agreement, Platte Valley Fuel Ethanol will be subject to a 1% prepayment penalty of the original principal amount of Note C or Note D if it prepays Note C or Note D, respectively. In addition, under the expansion construction loan agreement, Platte Valley Fuel Ethanol will be subject to a prepayment penalty in the amount of $463,000 if it prepays the outstanding amount of the construction note, the Fixed Rate Note or the Variable Rate Note during construction of the project or within the first three years of the Fixed Rate Note or the Variable Rate Note, as applicable. In addition, for the year ended December 31, 2006, Platte Valley Fuel Ethanol is required to make a mandatory prepayment on the outstanding principal amount of Note D using 15% of “excess cash flow” from the previous year. For each year thereafter, Platte Valley Fuel Ethanol is required to make mandatory prepayments on the outstanding principal amount of the expansion loan or the Variable Rate Note, as applicable, using 15% of “excess cash flow” from the previous fiscal year, provided that Platte Valley Fuel Ethanol shall not be required to prepay such “excess cash flow” using more than 20% of such “excess cash flow.”
Under the expansion revolving loan, Platte Valley Fuel Ethanol is required to make mandatory prepayments based on the amount by which the outstanding expansion revolving loan exceeds the defined borrowing base. Amounts borrowed under the revolving loan may be repaid and reborrowed until the expansion revolving loan is terminated.
Conditions to Borrowing
The obligation of First National Bank of Omaha to disburse proceeds of the expansion construction loan under the expansion construction loan agreement is subject to satisfaction by Platte Valley Fuel Ethanol of certain customary conditions, including that all representations and warranties in the

Description of certain indebtedness

expansion construction loan agreement are true and that no event of default under the expansion construction loan agreement exists.
Covenants
The affirmative and negative covenants in the senior secured construction loan agreement were replaced by the affirmative and negative covenants in the expansion construction loan agreement. The expansion construction loan agreement contains affirmative and negative covenants and requirements affecting our Platte Valley subsidiary. In general, the affirmative covenants provide for, among other requirements, periodic delivery of financial statements and other information, including notices of certain events and conditions, to First National Bank of Omaha. There are also affirmative covenants relating to the collateral and construction of the Platte Valley ethanol plant. In addition, the affirmative covenants include standard covenants relating to the operation of Platte Valley Fuel Ethanol’s business, including covenants requiring it to, among other things, maintain insurance and comply with applicable laws.
The expansion construction loan agreement contains negative covenants which, among other things, limit our Platte Valley subsidiary’s ability to:

➢	incur additional indebtedness and grant liens or encumbrances;

➢	agree or consent to material changes in construction plans or authorize an increase in total construction costs, materially change the terms and provisions of the design/build construction contract, change material orders or materially change contracts delivered to First National Bank of Omaha pursuant to the applicable loan agreement;

➢	provide guarantees;

➢	declare or pay distributions in excess of 40% of its net income or, in the case of the expansion construction loan agreement, 40% or 65% of its net income, depending on its ratio of indebtedness to net worth in the immediately preceding fiscal year;

➢	redeem, acquire or retire any of its equity interests;

➢	make investments or capital expenditures;

➢	conduct asset sales or other transfers of assets, merge or consolidate;

➢	change its line of business;

➢	change its form of organization; and

➢	conduct transactions with affiliates.
The expansion construction loan agreement also requires our Platte Valley subsidiary to meet certain financial covenants, including covenants requiring it to maintain:

➢	a fixed charge coverage ratio, measured on a trailing four quarters basis at the end of each full calendar quarter, of no less than 1.25:1.00;

➢	net worth of not less than $50.0 million at all times, subject to an increase each fiscal year by an amount equal to the greater of (a) $250,000 or (b) the amount of undistributed earnings accumulated during the last fiscal year, but not including allowable distributions attributable to such fiscal year’s earnings; and

➢	minimum working capital, measured continuously, of $6.5 million through December 31, 2006 and $7.0 million beginning on January 1, 2007 and thereafter.

Description of certain indebtedness

Events of default
The senior secured construction loan agreement contained events of default which were replaced with events of default under the expansion construction loan agreement. The expansion construction loan agreement contains customary events of default, including:

➢	failure to pay any principal, interest or fees on the loans when due;

➢	failure to timely provide financial statements and other reports;

➢	failure to perform or observe any other obligations in the expansion construction loan agreement or any other loan document;

➢	failure to pay indebtedness in excess of $100,000 or a default under material agreements;

➢	material breaches of representations and warranties;

➢	events of bankruptcy and insolvency;

➢	commencement of enforcement proceedings with respect to a judgment for the payment of money in excess of $100,000;

➢	possession of the collateral by a judgment creditor;

➢	material damage to the plant with insufficient insurance coverage;

➢	abandonment, delay or discontinuance of construction of the initial construction project, in the case of the senior secured construction loan agreement, or the expansion construction project, in the case of the expansion construction loan agreement, or the production of ethanol for more than 15 days, in each case for reasons other than acts of God, weather, labor difficulties, inability to obtain materials, equipment or labor, governmental restrictions and other similar causes not subject to Platte Valley Fuel Ethanol’s control;

➢	delay in construction such that the expansion construction project cannot be accomplished, in the reasonable judgment of First National Bank of Omaha, by the applicable completion date;

➢	failure of Fagen, Inc. or a successor satisfactory to First National Bank of Omaha to be the general contractor; and

➢	failure to replace terminated marketing agents or risk managers with successors satisfactory to First National Bank of Omaha.
If any event of default has occurred and is continuing under the senior secured construction loan agreement or the expansion construction loan agreement, First National Bank of Omaha may exercise all of its rights and remedies under such loan agreement, including terminating its obligations under the applicable credit facility and accelerating the due date of all outstanding obligations under the applicable credit facility.
Fees and expenses
Platte Valley Fuel Ethanol is required to pay certain ongoing fees in connection with its credit facilities, including an annual servicing fee of $20,000 under the expansion loan agreement.
Platte Valley Fuel Ethanol must also pay a non-refundable, unused commitment fee between 0.10% and 0.20% per annum, determined by reference to its ratio of indebtedness to net worth, on the average quarterly unused portion of the expansion revolving loan facility and of the long term revolving loan under the expansion credit facility. In the case of such long term revolving loan, such commitment fee shall only be calculated and due following completion of the expansion.

Description of certain indebtedness

On the issuance of a letter of credit under the expansion construction loan agreement, Platte Valley Fuel Ethanol is required to pay a fee of 1.75% per annum of the amount of such letter of credit, plus customary issuance fees.
ALBERT CITY SENIOR SECURED CREDIT FACILITY
In November 2005, our subsidiary, US Bio Albert City, LLC entered into a senior secured credit facility with AgStar Financial Services, PCA. The proceeds from the construction loan portion of this credit facility must be used solely to fund the development and construction of the Albert City ethanol plant and the revolving loan portion of this credit facility may be used for general corporate and operating purposes. The Albert City credit facility was structured as a construction loan of up to the lesser of $75.0 million and 60% of project costs and a revolving loan of up to $6.5 million. An amendment to the Albert City credit facility provided that up to $3.0 million of the $75.0 million construction loan is available to our Albert City subsidiary for letters of credit. The construction loan matures 60 days after the earlier of March 30, 2007 and the completion of the underlying project. The term of the revolving loan begins 60 days after the earlier of March 30, 2007 and the completion of the underlying project and matures one year after the date on which all conditions precedent to the initial advance are satisfied. A portion of the revolving credit facility will be available to our Albert City subsidiary for letters of credit. Amounts borrowed under the construction loan that are repaid or prepaid may not be reborrowed. Amounts repaid under the revolving loan may be reborrowed.
The construction loan converts into a term loan if certain conditions precedent are met, including the successful completion of the project. On the written request of AgStar Financial Services, the construction loan may be segmented into two credit facilities: (a) a term revolving loan in an amount not to exceed $17.0 million with no required amortization; and (b) a term loan in an amount not to exceed $58.0 million, with a twelve year amortization. The term loan and the term revolving loan, if any, mature five years after the construction loan is converted into a term loan.
In connection with this senior secured credit facility, our Albert City subsidiary entered into a master loan agreement, as supplemented by first and second supplements thereto. These obligations are secured by (i) a mortgage on the property of the Albert City subsidiary and (ii) a first lien security interest in substantially all of the personal property of the Albert City subsidiary. We have agreed to guarantee the payment and performance of our Albert City subsidiary’s obligations under this senior secured credit facility.
As of September 30, 2006, $46.6 million was outstanding under the construction loan. In addition, as of September 30, 2006, $2.7 million of letters of credit were outstanding under this facility. As of September 30, 2006, the term of the revolving loans had not commenced.
Interest rates
The construction loan has an interest rate equal to LIBOR plus 3.50%. The revolving loan has an interest rate equal to LIBOR plus 3.25%. Following the maturity of the construction loan, if any, the variable rate of interest on any outstanding loan will be subject to adjustment based on the level of our Albert City subsidiary’s “tangible owner’s equity.” Upon the conversion of the construction loan into a term loan, our Albert City subsidiary has the right to convert all or part of the term loan into a fixed rate loan bearing interest at a rate equal to the most recent ten-year fixed rate bonds sold by the Federal Farm Banks Funding Corporation, plus 3.00%.
During the continuance of a default in payment, such overdue payment shall bear interest at an additional 2.00% per annum and during the continuance of any event of default, loans may bear interest at the option of AgStar Financial Services at an additional 2% per annum. An additional late

Description of certain indebtedness

charge of 5.00% will be charged on any payment of principal or interest not paid within 10 days of the applicable due date.
Mandatory and voluntary prepayments
Under the master loan agreement, as amended, our Albert City subsidiary will be subject to a 2% payment penalty if it prepays the outstanding amount of any term loan within the first year of the original closing date and a 1% payment penalty if it prepays the outstanding amount of any term loan within the second year of the original closing date. In addition, our Albert City subsidiary is required to make quarterly mandatory prepayments on the outstanding term loan, commencing with the first calendar quarter following the construction loan maturity date, using 50% of “excess cash flow” from the previous fiscal quarter, provided however, that the total “excess cash flow” payments are not to exceed $5.0 million in any calendar year, provided no “excess cash flow” payments will be required during any fiscal year if our Albert City subsidiary’s “tangible owner’s equity” is greater than 60% at the end of the immediately preceding fiscal year.
Under the revolving loan, our Albert City subsidiary is required to make mandatory prepayments based on the amount by which the outstanding credit exceeds the defined borrowing base, or alternatively, pledge and assign additional collateral. Amounts borrowed under the revolving loan may be repaid and reborrowed at any time until the revolving loan is terminated.
Covenants
The master loan agreement, as amended, contains customary affirmative and negative covenants and requirements affecting our Albert City subsidiary. In general, the affirmative covenants provide for, among other requirements, periodic delivery of financial statements and other information, including notices of certain events and conditions, to AgStar Financial Services. There are also affirmative covenants relating to the collateral and construction of the Albert City ethanol plant. In addition, the affirmative covenants include standard covenants relating to the operation of our Albert City subsidiary’s business, including covenants requiring it to, among other things, maintain insurance and comply with applicable laws and material contracts.
The master loan agreement, as amended, contains negative covenants which, among other things, limit our Albert City subsidiary’s ability to:

➢	incur additional indebtedness and grant liens or encumbrances;

➢	provide guarantees;

➢	declare or pay dividends or distributions or purchase or acquire any membership interests in the aggregate in excess of 20% of its net income in the immediately preceding fiscal year and subject to certain other exceptions, including an exception to pay a distribution equal to the amount of “refunding loan” proceeds;

➢	make certain investments or capital expenditures;

➢	conduct asset sales or other asset dispositions, merge or consolidate;

➢	change its line of business;

➢	change its state of organization, name or location of its executive office;

➢	pay management fees in excess of a specified amount;

➢	have its voting common stock owned by any party other than us; and

➢	conduct transactions with affiliates.

Description of certain indebtedness

The master loan agreement, as amended, also requires our Albert City subsidiary to meet certain financial covenants, including covenants requiring it to maintain:

➢	minimum working capital of at least $5.0 million at the end of the 12th month and $10.0 million at the end of the 24th month following the earlier of March 30, 2007 or the date a completion certificate for the underlying project is executed (the “completion date”) and at least $10.0 million continually thereafter;

➢	tangible net worth of not less than $45.0 million on the completion date, and after the completion date, a tangible net worth, measured at the end of each fiscal year, in amount equal to the lesser of (a) the subsidiary’s tangible net worth at the end of the immediately preceding fiscal year plus $1.0 million or (b) the subsidiary’s tangible net worth at the end of the immediately preceding fiscal year plus the subsidiary’s retained earnings at the end of the current fiscal year;

➢	tangible net worth divided by total assets of at least 40% beginning at the end of the 12th month following the completion date and maintained and measured annually thereafter; and

➢	a fixed charge coverage ratio of not less than 1.25 to 1.00 beginning at the end of the 12th month following the completion date and maintained and measured annually thereafter.
Events of default
The master loan agreement, as amended, contains customary events of default, including:

➢	failure to pay any principal, interest, fees or other amounts on the loans when due;

➢	material breaches of representations and warranties;

➢	failure to observe financial and negative covenants;

➢	failure to provide financial statements and certain other financial information within five days of the due date;

➢	failure to perform or observe any other term, covenant or agreement in the master loan agreement or in any related loan documents that is not cured within a specified grace period;

➢	failure to pay certain indebtedness in excess of $100,000 or any other default under agreements governing such indebtedness;

➢	events of bankruptcy and insolvency;

➢	commencement of enforcement proceedings with respect to an order or judgment in excess of $100,000;

➢	any provision of the master loan agreement, any security document or any other loan document ceases to be valid and binding on our Albert City subsidiary;

➢	security documents cease to create a valid lien;

➢	the termination of any material marketing agreement with a duration of more than one year;

➢	the discontinuation of the business;

➢	construction of the Albert City ethanol plant is halted or abandoned for a period of 30 consecutive days;

➢	construction of the Albert City ethanol plant is not completed by the specified completion date;

➢	any event resulting in a material adverse effect on our Albert City subsidiary, any subsidiary or any guarantor;

Description of certain indebtedness

➢	any guarantee or subordination agreement ceases to be in full force and effect;

➢	breach by us of our obligations under our guarantee or any other agreement we may have with AgStar Financial Services;

➢	the loss, suspension or revocation of material licenses or permits or the replacement of management or control by any governmental authority;

➢	a material breach or termination of a material contract; or

➢	amendment of a material contract that would be materially adverse to AgStar Financial Services.
If any event of default is triggered, AgStar Financial Services may terminate its obligations under the credit facility, accelerate the due date of the unpaid principal balance of all outstanding loans, appoint a receiver to take possession of all underlying collateral, enter the property to take actions to complete construction of the Albert City ethanol plant, require our Albert City subsidiary to cash collateralize outstanding letters of credit and exercise all of its other rights and remedies.
Continuing guaranty
In connection with the senior secured credit facility, we entered into a continuing guaranty agreement with AgStar Financial Services, PCA. Pursuant to the continuing guaranty agreement, we agreed to guarantee the payment and performance of our Albert City subsidiary’s obligations under the senior secured credit facility and all other obligations of our Albert City subsidiary to AgStar Financial Services. Our guarantee continues until the guaranty agreement is terminated or until we revoke the guarantee prospectively as to future transactions.
Pursuant to the continuing guaranty agreement, we made certain representations and warranties regarding our status. In addition, we agreed to provide certain financial information to AgStar Financial Services, including annual financial statements and quarterly balance sheets and income statements. We also agreed to comply with the affirmative and negative covenants contained in the master loan agreement that are applicable to us.
The continuing guaranty agreement also specifies certain events of default, including: material breaches of representations and warranties; failure to perform or comply with any covenant or agreement in the guaranty agreement; or the occurrence of an event of default under the master loan agreement or other loan documents.
Assignment of design-build agreement
In August 2005, our Albert City subsidiary entered into a design-build agreement with Fagen, Inc. to develop and construct an ethanol plant. In connection with the senior secured credit facility, our Albert City subsidiary assigned its rights under its design-build agreement to AgStar Financial Services, PCA. Upon repayment of all obligations under the credit facility, the assignment agreement terminates and the right, title and interest in the design-build agreement reverts back to our Albert City subsidiary.
Fees and expenses
Our Albert City subsidiary is required to pay certain on-going fees in connection with the existing senior secured credit facility, including annual facility fees of $35,000 to be paid on or before the construction loan maturity date and on each anniversary of the construction loan maturity date and letter of credit fees.
Our Albert City subsidiary must also pay a non-refundable, unused commitment fee equal to 0.25% per annum on the average daily unused portion of the revolving loan.

Description of certain indebtedness

WOODBURY SENIOR SECURED CREDIT FACILITY
In November 2005, our subsidiary, US Bio Woodbury, LLC entered into a senior secured credit facility with AgStar Financial Services, PCA. The proceeds from the construction loan portion of this credit facility must be used solely to fund the development and construction of our Woodbury ethanol plant and the revolving loan portion of this credit facility may be used for general corporate and operating purposes. The Woodbury credit facility was structured as a construction loan of up to the lesser of $36 million and 60% of project costs and a revolving loan of up to $3.5 million. The construction loan matures 60 days after the earlier of March 30, 2007 and the completion of the underlying project. The term of the revolving loan begins 60 days after the earlier of March 30, 2007 and the completion of the underlying project and matures one year after the date on which all conditions precedent to the initial advance are satisfied. A portion of the revolving credit facility will be available to our Woodbury subsidiary for letters of credit. Amounts borrowed under the construction loan that are repaid or prepaid may not be reborrowed. Amounts repaid under the revolving loan may be reborrowed.
The construction loan converts into a term loan if certain conditions precedent are met, including the successful completion of the project. On our Woodbury subsidiary’s written request, the construction loan may be segmented into two credit facilities: (a) a term revolving loan in an amount not to exceed $8.0 million with no required amortization; and (b) a term loan in an amount not to exceed $28.0 million, with a twelve year amortization. The term loan and the term revolving loan, if any, mature five years after the construction loan is converted into a term loan.
In connection with this senior secured credit facility, our Woodbury subsidiary entered into a master loan agreement, as supplemented by first and second supplements thereto. These obligations are secured by (i) a mortgage on the property of our Woodbury subsidiary and (ii) a first lien security interest in substantially all of the personal property of our Woodbury subsidiary. We have agreed to guarantee the payment and performance of our Woodbury subsidiary’s obligations under the senior secured credit facility.
As of September 30, 2006, $34.4 million was outstanding under the construction loan. In addition, as of September 30, 2006, $0.9 million of letters of credit were outstanding under this facility. As of September 30, 2006, the term of the revolving loans had not commenced.
Interest rates
The construction loan has an interest rate equal to LIBOR plus 3.50%. The revolving loan has an interest rate equal to LIBOR plus 3.25%. Following the maturity of the construction loan, if any, the variable rate of interest on any outstanding loan will be subject to adjustment based on the level of our Woodbury subsidiary’s “tangible owner’s equity.” Upon the conversion of the construction loan into a term loan, our Woodbury subsidiary has the right to convert all or part of the term loan into a fixed rate loan bearing interest at a rate equal to the most recent ten-year fixed rate bonds sold by the Federal Farm Banks Funding Corporation, plus 3.00% per annum.
During the continuance of a default in payment, such overdue payment shall bear interest at an additional 2.00% per annum and during the continuance of any event of default, loans may bear interest at the option of AgStar Financial Services at an additional 2.00% per annum. An additional late charge of 5% will be charged on any payment of principal or interest not paid within 10 days of the applicable due date.

Description of certain indebtedness

Mandatory and voluntary prepayments
Under the master loan agreement, as amended, our Woodbury subsidiary will be subject to a 2% payment penalty if it prepays the outstanding amount of any term loan within the first year of the original closing date and a 1% payment penalty if it prepays the outstanding amount of any term loan within the second year of the original closing date. In addition, our Woodbury subsidiary is required to make quarterly mandatory prepayments on an outstanding term loan, commencing with the first calendar quarter following the construction loan maturity date, using 50% of “excess cash flow” from the previous fiscal quarter, provided however, that the total “excess cash flow” payments are not to exceed $2.5 million in any calendar year, provided no “excess cash flow” payments will be required during any fiscal year if our Woodbury subsidiary’s “tangible owner’s equity” is greater than 60% at the end of the immediately preceding fiscal year.
Under the revolving loan, our Woodbury subsidiary is required to make mandatory prepayments based on the amount by which the outstanding credit exceeds the defined borrowing base, or alternatively, pledge and assign additional collateral. Amounts borrowed under the revolving loan may be repaid and reborrowed at any time until the revolving loan is terminated.
Covenants
The master loan agreement, as amended, contains customary affirmative and negative covenants and requirements affecting our Woodbury subsidiary. In general, the affirmative covenants provide for, among other requirements, periodic delivery of financial statements and other information, including notices of certain events and conditions, to AgStar Financial Services. There are also affirmative covenants relating to the collateral and construction of the Woodbury ethanol plant. In addition, the affirmative covenants include standard covenants relating to the operation of our Woodbury subsidiary’s business, including covenants requiring it to, among other things, maintain insurance and comply with applicable laws and material contracts.
The master loan agreement, as amended, contains negative covenants which, among other things, limit our Woodbury subsidiary’s ability to:

➢	Incur additional indebtedness and grant liens or encumbrances;

➢	Provide guarantees;

➢	declare or pay dividends or distributions or purchase or acquire any membership interests in the aggregate in excess of 20% of its net income in the immediately preceding fiscal year and subject to certain other exceptions, including an exception to pay a distribution equal to the amount of “refunding loan” proceeds;

➢	make certain investments or capital expenditures;

➢	conduct asset sales or other asset dispositions, merge or consolidate;

➢	change its line of business;

➢	change its state of organization, name or location of its executive office;

➢	pay management fees in excess of a specified amount;

➢	have its voting common stock owned by any party other than us; and

➢	conduct transactions with affiliates.

Description of certain indebtedness

The master loan agreement, as amended, also requires our Woodbury subsidiary to meet certain financial covenants, including covenants requiring it to maintain:

➢	minimum working capital of at least $3.0 million at the end of the 12th month and $5.0 million at the end of the 24th month following the earlier of March 30, 2007 or the date a completion certificate for the underlying project is executed (the “completion date”) and at least $5.0 million continually thereafter;

➢	tangible net worth of not less than $21.5 million on the completion date, and after the completion date, a tangible net worth, measured at the end of each fiscal year, in amount equal to the lesser of (a) the subsidiary’s tangible net worth at the end of the immediately preceding fiscal year plus $0.5 million or (b) the subsidiary’s tangible net worth at the end of the immediately preceding fiscal year plus the subsidiary’s retained earnings at the end of the current fiscal year;

➢	tangible net worth divided by total assets of at least 40% beginning at the end of the 12th month following the completion date and maintained and measured annually thereafter; and

➢	a fixed charge coverage ratio of not less than 1.25 to 1.00 beginning at the end of the 12th month following the completion date and maintained and measured annually thereafter.
Events of default
The master loan agreement, as amended, contains customary events of default, including:

➢	failure to pay any principal, interest, fees or other amounts on the loans when due;

➢	material breaches of representations and warranties;

➢	failure to observe financial and negative covenants;

➢	failure to provide financial statements and certain other financial information within five days of the due date;

➢	failure to perform or observe any other term, covenant or agreement in the master loan agreement or in any related loan documents that is not cured within a specified grace period;

➢	failure to pay certain indebtedness in excess of $50,000 or any other default under agreements governing such indebtedness;

➢	events of bankruptcy and insolvency;

➢	commencement of enforcement proceedings with respect to an order or judgment in excess of $50,000;

➢	any provision of the master loan agreement, any security document or any other loan document ceases to be valid and binding on our Woodbury subsidiary;

➢	security documents cease to create a valid lien;

➢	the termination of any material marketing agreement with a duration of longer than one year;

➢	the discontinuation of the business;

➢	construction of the Woodbury ethanol plant is halted or abandoned for a period of 30 consecutive days;

➢	construction of the Woodbury ethanol plant is not completed by the specified completion date;

➢	any event resulting in a material adverse effect on our Woodbury subsidiary, any subsidiary or any guarantor;

Description of certain indebtedness

➢	any guarantee or subordination agreement ceases to be in full force and effect;

➢	breach by us of our obligations under our guarantee or any other agreement we may have with AgStar Financial Services;

➢	the loss, suspension or revocation of material licenses or permits or the replacement of management or control by any governmental authority;

➢	a material breach or termination of a material contract; or

➢	amendment of a material contract that would be materially adverse to AgStar Financial Services.
If any event of default is triggered, AgStar Financial Services may terminate its obligations under the credit facility, accelerate the due date of the unpaid principal balance of all outstanding loans, appoint a receiver to take possession of all underlying collateral, enter the property to take actions to complete construction of the Woodbury ethanol plant, require our Woodbury subsidiary to cash collateralize outstanding letters of credit and exercise all of its other rights and remedies.
Continuing guaranty
In connection with the senior secured credit facility, we entered into a continuing guaranty agreement with AgStar Financial Services, PCA. Pursuant to the continuing guaranty agreement, we agreed to guarantee the payment and performance of our Woodbury subsidiary’s obligations under the senior secured credit facility and all other obligations of our Woodbury subsidiary to AgStar Financial Services. Our guarantee continues until the guaranty agreement is terminated or until we revoke the guarantee prospectively as to future transactions.
Pursuant to the continuing guaranty agreement, we made certain representations and warranties regarding our status. In addition, we agreed to provide certain financial information to AgStar Financial Services, including annual financial statements and quarterly balance sheets and income statements. We also agreed to comply with the affirmative and negative covenants contained in the master loan agreement that are applicable to us.
The continuing guaranty agreement also specifies certain events of default, including: material breaches of representations and warranties; failure to perform or comply with any covenant or agreement in the guaranty agreement; or the occurrence of an event of default under the master loan agreement or other loan documents.
Assignment of design-build agreement
In August 2005, our Woodbury subsidiary entered into a design-build agreement with Fagen, Inc. to develop and construct an ethanol plant. In connection with the senior secured credit facility, our Woodbury subsidiary assigned its rights under its design-build agreement to AgStar Financial Services, PCA. Upon repayment of all obligations under the credit facility, the assignment agreement terminates and the right, title and interest in the design-build agreement reverts back to our Woodbury subsidiary.
Fees and expenses
Our Woodbury subsidiary is required to pay certain on-going fees in connection with the existing senior secured credit facility, including annual facility fees of $15,000 to be paid on or before the construction loan maturity date and on each anniversary of the construction loan maturity date and letter of credit fees.
Our Woodbury subsidiary must also pay a non-refundable, unused commitment fee equal to 0.25% per annum on the average daily unused portion of the revolving loan.

Description of certain indebtedness

COMMUNITY REDEVELOPMENT REVENUE BONDS
On October 31, 2003, Platte Valley Fuel Ethanol, LLC entered into a redevelopment contract with Community Redevelopment Authority of the City of Central City, Nebraska, pursuant to which the city issued revenue bonds. Platte Valley received a portion of the bond proceeds in the form of grants to be used to fund, in part, the development and construction of the Platte Valley facility. Platte Valley is obligated to repay the bonds with semiannual interest and principal payments at fixed interest rates ranging from 6.25% to 7.25%. The bonds are secured by a mortgage on Platte Valley’s real property, which is subordinate to the Platte Valley senior secured credit facility. Real estate taxes paid by Platte Valley and allocated to the Community Redevelopment Authority are used to pay the bonds. As of September 30, 2006, there was an outstanding balance of $3.6 million on the bonds.
ALBERT CITY SUBORDINATED DEBT
In December 2005, our subsidiary, US Bio Albert City, LLC entered into loan agreements for an aggregate of $6.3 million of subordinated debt to finance a portion of the construction costs of our Albert City plant. The subordinated debt bears interest at a rate of 14.50% per annum. These loan agreements include certain limitations on, among other things, the ability of our Albert City subsidiary to incur additional indebtedness and declare or pay dividends or make distributions. We intend to use some of the net proceeds from this offering to prepay all outstanding subordinated debt owed by our Albert City subsidiary.
2006 SENIOR SECURED CREDIT FACILITIES
We are currently in discussions with lenders regarding senior secured credit facilities that would provide for debt financing for four additional ethanol plants. There can be no assurance, however, that we will be able to obtain the required funding on terms acceptable to us or at all.

Description of capital stock
GENERAL
In connection with this offering, we will amend and restate our articles of incorporation and bylaws. The following summary of our capital stock does not relate to our current articles of incorporation or bylaws, but rather is a description of our capital stock pursuant to the amended and restated articles of incorporation and bylaws that will be in effect upon completion of this offering. The following summary does not purport to be complete. For further information with respect to our capital stock, we refer you to our amended and restated articles of incorporation and bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of South Dakota law.
Our authorized capital stock will consist of 750,000,000 shares of common stock, par value $0.01 per share, and 75,000,000 shares of preferred stock, par value $0.01 per share. As of October 31, 2006, we had 224,937,731 shares of common stock issued and outstanding held by 179 shareholders of record. Prior to the closing of this offering, we intend to effect a          -for-          reverse stock split. Upon consummation of this offering and after giving effect to this reverse stock split, we expect to have                      shares of our common stock issued and outstanding and no shares of preferred stock issued or outstanding.
COMMON STOCK
Voting
The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. With respect to the election of directors, South Dakota law provides that shareholders may cumulate their votes.
Generally, once a quorum has been established, all matters to be voted on by shareholders, except for charter and bylaw amendments requiring a supermajority vote as described below and the election of directors, shall be approved if the votes favoring such action exceed votes cast opposing such action, subject to any voting rights granted to holders of any preferred stock. Directors are elected by a plurality of the votes cast at each annual meeting of the shareholders.
Dividends
Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as our Board of Directors may declare out of funds legally available.
Liquidation rights
In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any outstanding shares of any series of our preferred stock, the holders of our common stock will be entitled to receive the distribution of any of our remaining assets.
Other matters
There are no redemption rights or sinking fund provisions with respect to the common stock. The shares of our common stock to be sold in this offering when issued and paid for will be validly issued, fully paid and non-assessable.

Description of capital stock

PREFERRED STOCK
We are authorized to issue up to 75,000,000 shares of preferred stock. Our amended and restated articles of incorporation authorize our Board of Directors, without any further shareholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of their qualifications, limitations or restrictions. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.
NO PREEMPTIVE RIGHTS
Our shareholders have no preemptive rights to purchase our stock or securities convertible into or carrying a right to subscribe for or acquire our stock, unless we expressly agree otherwise.
AUTHORIZED INDEBTEDNESS
Article XVII, Section 8, of the South Dakota Constitution provides that the indebtedness of a South Dakota corporation may not be increased without the approval of persons holding the larger of the amount in value of the stock of the corporation first obtained. Prior to the closing, we expect that our shareholders will approve a resolution authorizing that the indebtedness of US BioEnergy be increased to an amount not to exceed $5 billion at any one time outstanding and providing that such indebtedness may be in such form and have such terms and conditions as determined by our Board of Directors at any time from time to time in its discretion.
CERTAIN PROVISIONS
Provisions of our amended and restated articles of incorporation and bylaws, and South Dakota law, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder’s best interest, including those attempts that might result in a premium over the market price for our common stock.
Classified Board of Directors
Our amended and restated articles of incorporation and bylaws provide for a Board of Directors divided into three classes, with one class to be elected each year to serve for a three-year term. The provision for a classified board will have the effect of making it more difficult for shareholders to change the composition of our Board of Directors.
Number of directors; removal for cause; filling vacancies
Our amended and restated articles of incorporation provide that our Board of Directors will consist of not less than three nor more than fifteen members, the exact number of which will be fixed from time to time by our Board of Directors. Upon completion of this offering, the size of our Board of Directors will be fixed at seven directors.
Under the South Dakota Business Corporation Act, or the Act, shareholders may remove one or more directors, with or without cause, unless the articles of incorporation provide that directors may be removed only for cause. Our amended and restated articles of incorporation and bylaws provide that directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors. Our amended and restated articles of

Description of capital stock

incorporation and bylaws also provide that any newly created directorships on our Board of Directors may only be filled by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may only be filled, as long as there is at least one director in office, by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors shall have the effect of shortening the term of any incumbent director.
The director removal and vacancy provisions will make it more difficult for a shareholder to remove incumbent directors and simultaneously gain control of the Board of Directors by filling vacancies created by such removal with its own nominees.
Special meetings of shareholders
Under the Act, the holders of at least ten percent of all the outstanding shares of the corporation entitled to vote may call a special meeting of shareholders by delivering to the corporation one or more written demands for the meeting describing the purpose for which it is to be held, unless the articles of incorporation provide for a lower percentage or a higher percentage not to exceed twenty-five percent of all the votes entitled to be cast at the meeting. Our amended and restated articles of incorporation and bylaws provide that special meetings of shareholders may be called only by the chairman of our Board of Directors, our Board of Directors or the holders of not less than twenty-five percent of all the outstanding shares of the corporation entitled to vote at the meeting.
Shareholder action by written consent
Under the Act, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting if a written consent is signed by all the shareholders entitled to vote on the action and is delivered to the corporation for inclusion in the minutes of the corporation or filing with the corporate records.
Shareholder proposals
At an annual meeting of shareholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of shareholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee of the Board of Directors) or properly brought before the meeting by a shareholder. For business to be properly brought before an annual meeting by a shareholder, the shareholder must:

➢	be a shareholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice of the business in proper written form to our secretary.
To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first.

Description of capital stock

To be in proper written form, a shareholder’s notice to the secretary must set forth as to each matter the shareholder proposes to bring before the annual meeting:

➢	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

➢	the name and address, as they appear on our books, of the shareholder proposing such business;

➢	the class or series and number of our shares which are owned beneficially or of record by the shareholder proposing the business;

➢	a description of all arrangements or understandings between such shareholder and any other person or persons (including their names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in the business; and

➢	a representation that the shareholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.
Similarly, at a special meeting of shareholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of the chairman of our Board of Directors, our Board of Directors or the holders of twenty-five percent of all the outstanding shares of the corporation entitled to vote at the meeting.
NOMINATION OF CANDIDATES FOR ELECTION TO OUR BOARD OF DIRECTORS
Under our amended and restated bylaws, only persons who are properly nominated will be eligible for election to be members of our Board of Directors. To be properly nominated, a director candidate must be nominated at an annual meeting of the shareholders or any special meeting called for the purpose of electing directors by or at the direction of our Board of Directors (or any duly authorized committee of the Board of Directors) or properly nominated by a shareholder. To properly nominate a director, a shareholder must:

➢	be a shareholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice in proper written form to our secretary.
To be timely, a shareholder’s notice must be delivered to or mailed and received at our principal executive offices:

➢	in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the last annual meeting, notice by the shareholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and

➢	in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Description of capital stock

To be in proper written form, a shareholder’s notice to the secretary must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected and must set forth:

➢	as to each person whom the shareholder proposes to nominate for election as a director:

-	the name, age, business address and residence address of the person;

-	the principal occupation or employment of the person;

-	the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

-	any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder; and

➢	as to the shareholder giving the notice:

-	the name and record address of such shareholder;

-	the class or series and number of shares of our capital stock that are owned beneficially or of record by such shareholder;

-	a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such shareholder;

-	a representation that the shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

-	any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS
Our amended and restated articles of incorporation generally require the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors to amend certain provisions of our articles of incorporation described in this section. Our amended and restated articles of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote generally at an election of directors have the power to amend or repeal our bylaws. In addition, our amended and restated articles of incorporation grant our Board of Directors the authority to amend and repeal our bylaws without a shareholder vote in any manner not inconsistent with the laws of the State of South Dakota.
ANTI-TAKEOVER PROVISIONS OF SOUTH DAKOTA LAW
Control share acquisitions
The control share acquisition provisions of the South Dakota Domestic Public Corporation Takeover Act provide generally that the shares of a publicly-held South Dakota corporation acquired by a person that exceeds a certain stock ownership threshold will have the same voting rights as other shares of the same class or series only if approved by: (i) the affirmative vote of the majority of all

Description of capital stock

outstanding shares entitled to vote, including all shares held by the acquiring person and (ii) the affirmative vote of the majority of all outstanding shares entitled to vote, excluding all interested shares.
The restricted shareholder may submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of shareholders to determine whether voting rights will be granted to the shares acquired beyond the applicable threshold. If the restricted shareholder does not timely deliver to the corporation the information statement referenced above, or if the shareholders have voted not to accord voting rights to the restricted shareholder’s shares held in excess of the applicable threshold, then, unless the articles of incorporation of the corporation provide otherwise, the corporation will have the option to call for redemption all but not less than all of the restricted shareholder’s shares in excess of the applicable threshold at a redemption price equal to the market value of the shares at the time of the call for redemption. If the acquired shares are granted voting rights and they represent a majority of all voting power, shareholders who do not vote in favor of granting voting rights will have the right to receive the appraised fair value of their shares.
As permitted by the South Dakota Domestic Public Corporation Takeover Act, we have expressly opted out of the control share acquisition provisions as provided in our amended and restated articles of incorporation.
Business combinations
We are subject to the provisions of Section 47-33-17 of the South Dakota Domestic Public Corporation Takeover Act. In general, Section 47-33-17 prohibits a publicly-held South Dakota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date that the person became an interested shareholder unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner. After the four-year period has elapsed, the business combination must still be approved, if not previously approved in the manner prescribed, by the affirmative vote of the holders of a majority of the outstanding voting shares exclusive, in some instances, of those shares beneficially owned by the interested shareholder. Generally, a “business combination” includes a merger, a transfer of 10% or more of the corporation’s assets, the issuance or transfer of stock equal to 5% or more of the aggregate market value of all of the corporation’s outstanding shares, the adoption of a plan of liquidation or dissolution, or other transaction resulting in a financial benefit to the interested shareholder. Generally, an “interested shareholder” is a person who, together with affiliates and associates, owns 10% or more of the corporation’s voting stock. This provision may delay, defer or prevent a change in control of us without the shareholders taking further action.
The South Dakota Domestic Public Corporation Takeover Act further provides that the Board of Directors, in determining whether to approve a merger or other change of control, may take into account both the long-term as well as short-term interests of us and our shareholders, the effect on our employees, customers, creditors and suppliers, the effect upon the communities in which we operate and the effect on the economy of the state and nation. This provision may permit the Board of Directors to vote against some proposals that, in the absence of this provision, it would have a fiduciary duty to approve.
LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS
We have adopted provisions in our amended and restated articles of incorporation and bylaws that limit or eliminate the personal liability of our directors to the maximum extent permitted by the Act. The Act expressly permits a corporation to provide that its directors will not be liable to the

Description of capital stock

corporation or its shareholders for monetary damages for any action taken, or the failure to take any action, as directors, except for liability:

➢	for the amount of a financial benefit received by a director to which the director is not entitled;

➢	an intentional infliction of harm on the corporation or its shareholders;

➢	a violation of Section 47-1A-833 of the Act (relating to unlawful distributions); or

➢	an intentional violation of criminal law.
These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated articles of incorporation and bylaws also authorize us to indemnify our officers, directors, employees and other agents to the fullest extent permitted under the Act and we may advance expenses to our directors, officers, employees and other agents in connection with a legal proceeding, subject to limited exceptions.
As permitted by the Act:

➢	our amended and restated articles of incorporation and bylaws provide that we must indemnify our board members and officers to the fullest extent permitted by the Act and advance expenses to our board members and officers in connection with a legal proceeding, subject to limited exceptions; and

➢	our amended and restated bylaws provide that we may purchase and maintain insurance on behalf of our current or former board members and officers against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We also may enter into separate indemnification agreements with each of our board members and officers that will require us to indemnify them to the fullest extent permitted by the Act. These indemnification agreements will also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified.
The limited liability and indemnification provisions in our amended and restated articles of incorporation and bylaws and in any indemnification agreements we enter into may discourage shareholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our shareholders. A shareholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.
THE NASDAQ GLOBAL MARKET LISTING
We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “USBE.”
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for our common stock will be Wells Fargo Bank, N.A. Its address is 161 N. Concord Exchange, South St. Paul, Minnesota 55075, and its telephone number is (651) 450-4064.

Shares eligible for future sale
Prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock.
Based on the number of shares outstanding as of October 31, 2006, we will have approximately                     shares of our common stock outstanding after the completion of this offering (approximately                  shares if the underwriters exercise their over-allotment option in full). As of October 31, 2006, we had outstanding stock options for the purchase of an aggregate of 7,885,500 shares of our common stock.
The                     shares of common stock sold in this offering (                    shares if the underwriters exercise their over-allotment option in full) will be freely transferable without restriction, unless purchased by our affiliates. The remaining shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act of 1933, or Rule 144, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144.
LOCK-UP AGREEMENTS
The holders of approximately                      shares of our outstanding common stock as of the closing of this offering and the holders of                      shares of common stock underlying options as of the closing of this offering, including all of our officers and directors, have entered into lock-up agreements pursuant to which they have generally agreed, subject to certain exceptions, not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of at least 180 days from the date of this prospectus without the prior written consent of the representatives of the underwriters. The holders of approximately                     shares of our outstanding common stock as of the closing of this offering are not party to any lock-up agreements. See “Underwriting— No sale of similar securities.”
RULE 144
In general, under Rule 144, as currently in effect, an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities, or a person who beneficially owns for more than one year shares of our common stock that are restricted securities, may generally sell, within any three-month period, a number of shares that does not exceed the greater of:

➢	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

➢	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four preceding calendar weeks.
Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale, and who has beneficially owned shares of our common stock that are restricted securities for at least two years, may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements or the requirements with respect to availability of current public information about us.
Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.

Shares eligible for future sale

RULE 701
Generally, an employee, officer, director or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701 under the Securities Act. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction.
Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.
SALE OF RESTRICTED SHARES
The                      shares of our common stock that were outstanding on                     will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

➢	shares of common stock will be immediately eligible for sale in the public market without restriction;

➢	shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale and other limitations under those rules; and

➢	the remaining shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.
The above does not take into consideration the effect of the lock-up agreements described above.
AGREEMENTS WITH SHAREHOLDERS
Upon the consummation of this offering, we intend to enter into a Shareholders’ Agreement with certain of our shareholders regarding, among other things, standstill restrictions, share transfer restrictions, voting requirements and registration rights. The Shareholders’ Agreement provides certain of our shareholders with demand and piggyback registration rights for our common stock owned by them upon the consummation of this offering. These rights may not be exercised until one year after the consummation of this offering. Registration of the sale of these shares of our common stock would facilitate their sale into the market. If any of our shareholders sell a large number of shares, the market price of our common stock could decline. See “Certain relationships and related party transactions—Shareholders’ Agreement.”

Shares eligible for future sale

EQUITY COMPENSATION
Prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the                      shares that will be reserved for issuance under our 2006 Stock Incentive Plan. We also intend to file a registration statement on Form S-8 covering the                      shares that will be reserved for issuance under our 2006 Employee Stock Purchase Plan. The Form S-8s will automatically become effective upon filing. Accordingly, shares registered under these registration statements will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual obligations set forth in the lock-up agreements described above.

Material U.S. federal income tax considerations for Non-U.S. Holders
The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the purchase, ownership and disposition of our common stock by Non-U.S. Holders (as defined below). This summary deals only with our common stock held as capital assets by Non-U.S. Holders who purchase common stock in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

➢	dealers in securities or currencies;

➢	financial institutions;

➢	regulated investment companies;

➢	real estate investment trusts;

➢	tax-exempt entities;

➢	insurance companies;

➢	cooperatives;

➢	persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

➢	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

➢	persons liable for alternative minimum tax;

➢	U.S. expatriates;

➢	Non-U.S. Holders who own or acquire 5% or more of our common stock;

➢	partnerships or entities or arrangements treated as a partnership or other pass-through entity for U.S. federal tax purposes (or investors therein); or

➢	U.S. Holders (as defined below).
Furthermore, this summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. We have not received a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein. This discussion does not address any state, local or non-U.S. tax considerations.
For purposes of this summary, a “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes one of the following:

➢	a citizen or an individual resident of the U.S.;

➢	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;

Material U.S. federal income tax considerations for Non-U.S. Holders

➢	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

➢	a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, we particularly urge you to consult your own tax advisors.
If you are considering the purchase of our common stock, we urge you to consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as any consequences to you arising under state, local and non-U.S. tax laws.
The following discussion applies only to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to you if you are a “controlled foreign corporation” or a “passive foreign investment company” or are otherwise subject to special treatment under the Code. Any such holders should consult your own tax advisors to determine the U.S. federal income, state, local and non-U.S. tax consequences that may be relevant to you.
Dividends
Dividends paid to you (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are effectively connected with a trade or business you conduct within the U.S., or, if certain tax treaties apply, are attributable to a permanent establishment you maintain in the U.S., are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax on a net income basis at the applicable graduated individual or corporate rates. Special certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. If you are a corporation, any such effectively connected dividends that you receive may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
If you wish to claim the benefit of an applicable treaty rate for dividends paid on our common stock, you must provide the withholding agent with a properly executed IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In the case of common stock held by a foreign intermediary (other than a “qualified intermediary”), the intermediary generally must provide an IRS Form W-8IMY and attach thereto an appropriate certification by each beneficial owner for which it is receiving the dividends.
If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Material U.S. federal income tax considerations for Non-U.S. Holders

Sale, exchange or other taxable disposition of common stock
You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of our common stock unless:

➢	the gain is effectively connected with your conduct of a trade or business in the U.S., or, if certain tax treaties apply, is attributable to a permanent establishment you maintain in the U.S.;

➢	you are an individual and hold shares of our common stock as a capital asset, you are present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other taxable disposition, and you have a “tax home” in the U.S.; or

➢	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and your holding period in the common stock, and (i) you beneficially own, or have owned, more than 5% of the total fair market value of our common stock at any time during the five-year period preceding such disposition, or (ii) our common stock is not regularly traded on an established securities market during of the calendar year in which the sale or disposition occurs.
If you are an individual and are described in the first bullet above, you will be subject to tax on any gain derived from the sale, exchange or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual and are described in the second bullet above, you will be subject to a flat 30% tax on any gain derived from the sale, exchange or other taxable disposition that may be offset by U.S. source capital losses (even though you are not considered a resident of the U.S.). If you are a corporation and are described in the first bullet above, you will be subject to tax on your gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits for the taxable year, which would include such gain, at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty, subject to adjustments.
Although we believe that we are not currently a United States real property holding corporation, and do not expect to become a United States real property holding corporation, no assurances can be made in this regard. Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are a U.S. real property holding corporation and you are a holder of greater than 5% of the total fair market value of our common stock, you should consult your tax advisor.
U.S. federal estate tax
Shares of our common stock held by an individual Non-U.S. Holder at the time of his or her death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information reporting and backup withholding
You may be subject to information reporting and backup withholding with respect to any dividends on, and the proceeds from dispositions of, our common stock paid to you, unless you comply with certain reporting procedures (usually satisfied by providing an IRS Form W-8BEN) or otherwise establish an exemption. Additional rules relating to information reporting requirements and backup

Material U.S. federal income tax considerations for Non-U.S. Holders withholding with respect to the payment of proceeds from the disposition of shares of our common stock will apply as follows:

➢	If the proceeds are paid to or through the U.S. office of a broker (U.S. or foreign), they generally will be subject to backup withholding and information reporting, unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption;

➢	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S. Related Person”), they will not be subject to backup withholding or information reporting; or

➢	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S. Related Person, they generally will be subject to information reporting (but not backup withholding), unless you certify that you are not a U.S. person under penalties of perjury (usually on an IRS Form W-8BEN) or otherwise establish an exemption.
In addition, the amount of any dividends paid to you and the amount of tax, if any, withheld from such payment generally must be reported annually to you and the IRS. The IRS may make such information available under the provisions of an applicable income tax treaty to the tax authorities in the country in which you reside.
Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished by you to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.

Underwriting
We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Credit Suisse Securities (USA) LLC and Piper Jaffray & Co. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC
Credit Suisse Securities (USA) LLC
Piper Jaffray & Co.
William Blair & Company, L.L.C.
A.G. Edwards & Sons, Inc.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
Our common stock is being offered subject to a number of conditions, including:

➢	receipt and acceptance of the common stock by the underwriters, and

➢	the underwriters’ right to reject orders in whole or in part.
In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.
OVER-ALLOTMENT OPTION
We have granted the underwriters an option to buy up to                     additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
COMMISSIONS AND DISCOUNTS
Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                     shares:

	No exercise	Full exercise

Per share	$	$
Total	$	$
We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                     million.
NO SALES OF SIMILAR SECURITIES
We, our executive officers and directors and certain of our existing shareholders holding in the aggregate                      shares of our common stock have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons generally may not, without the prior written approval of the representatives of the underwriters, offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Although they have advised us that they have no current intent or understanding to do so, the representatives of the underwriters, in their sole discretion, may permit early release of the shares of our common stock subject to the restrictions detailed above prior to the expiration of the applicable lock-up period. The representatives of the underwriters have advised us that, prior to granting an early release of our common stock, they would consider factors including need, market conditions, the performance of our common stock price, trading liquidity and other relevant considerations. The representatives of the underwriters have advised us that they will not consider their own holdings as a factor in their decision to grant an early release from the provisions of such lock-up agreements.
If:

➢	during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

-	we issue an earnings release or

-	material news or a material event relating to us occurs; or

➢	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.
INDEMNIFICATION AND CONTRIBUTION
We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
THE NASDAQ GLOBAL MARKET LISTING
We have applied to have our common stock approved for listing on The NASDAQ Global Market under the symbol “USBE.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS
In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.
DETERMINATION OF OFFERING PRICE
Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history of, and prospects for, the industry in which we compete;

➢	our past and present financial performance and an assessment of our management;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities markets at the time of this offering;

Underwriting

➢	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.
DIRECTED SHARE PROGRAM
At our request, certain of the underwriters have reserved up to 10% of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by UBS Financial Services, Inc., an affiliate of UBS Securities, LLC, through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Directed share participants purchasing at least $100,000 of these reserved shares will be subject to the restrictions described in “—No sales of similar securities” above.
AFFILIATIONS
Certain of the underwriters and their affiliates may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.
The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Legal matters
The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Davenport, Evans, Hurwitz & Smith, LLP, Sioux Falls, South Dakota. Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Chicago, Illinois and Davenport, Evans, Hurwitz & Smith, LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Sidley Austin LLP, Chicago, Illinois.
Experts
The following consolidated financial statements included in this prospectus were audited by McGladrey & Pullen, LLP, independent auditors, as stated in their reports herein:

➢	US BioEnergy Corporation and its subsidiaries as of December 31, 2004 and 2005 and for the period from October 28, 2004 to December 31, 2004 and for the year ended December 31, 2005;

➢	United Bio Energy, LLC for the period from January 1, 2005 to April 30, 2005;

➢	Platte Valley Fuel Ethanol, LLC as of December 31, 2004 and 2005 and for the three years in the period ended December 31, 2005; and

➢	US Bio Woodbury, LLC (formerly known as Superior Corn Products, LLC) for the period from January 1, 2005 to April 30, 2005 and for the period from October 1, 2004 to April 30, 2005.
The following consolidated financial statements included in this prospectus were audited by Kennedy and Coe, LLC independent auditors, as stated in their reports herein:

➢	United Bio Energy, LLC as of and for the year ended December 31, 2004; and

➢	ICM Marketing, Inc. for the year ended December 31, 2003.
The financial statements of Superior Corn Products, LLC for the period from January 15 to September 30, 2004 incorporated into the financial statements of US Bio Woodbury, LLC (formerly known as Superior Corn Products, LLC) included in this prospectus have been audited by Christianson & Associates, PLLP, independent auditors, as stated in their report appearing herein.

Where you can find more information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement.
You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.
We maintain an Internet website at www.usbioenergy.net. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

US BioEnergy Corporation

Report of independent registered public accounting firm
To the Board of Directors
US BioEnergy Corporation
Inver Grove Heights, Minnesota
We have audited the accompanying consolidated balance sheets of US BioEnergy Corporation and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from October 28, 2004 (date of incorporation) to December 31, 2004 and the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of US BioEnergy Corporation and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for the period from October 28, 2004 (date of incorporation) to December 31, 2004 and the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Sioux Falls, South Dakota
January 27, 2006
McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

US BioEnergy Corporation

Consolidated balance sheets
December 31, 2004 and 2005

	2004	2005

	(dollars in thousands,
	except per share data)
ASSETS
Currents Assets
Cash and cash equivalents:
Cash	$758	$6,809
Reverse repurchase agreement	—	33,641

	758	40,450
Receivables, net of allowance for doubtful accounts of $75	—	27,298
Inventories	—	14,671
Prepaid expenses	1	217
Note receivable	—	148
Deferred income taxes	—	51

Total current assets	759	82,835

Other Assets
Goodwill	—	2,445
Debt issuance costs, net of amortization of $54	—	1,179
Finite life intangible assets, net of amortization of $433	—	2,167
Other	—	154

Total other assets	—	5,945

Property and Equipment, net	632	68,042

	$1,391	$156,822

See notes to consolidated financial statements.

US BioEnergy Corporation

Consolidated balance sheets (continued)
December 31, 2004 and 2005

	2004	2005

	(dollars in thousands,
	except per share data)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Checks written on controlled disbursement accounts	$—	$6,483
Note payable	—	315
Accounts payable	173	39,157
Income taxes payable	—	276
Accrued expenses	26	1,415
Deferred revenue	—	209

Total current liabilities	199	47,855

Long-term Debt	—	6,250

Deferred Income Taxes	—	267

Commitments and contingencies
Shareholders’ Equity
Preferred stock, $0.01 par value, authorized 50,000,000 shares, issued none	—	—
Class A common stock, $0.01 par value, authorized 400,000,000 shares, issued 123,360,500 shares in 2005	—	1,234
Class B common stock, $0.01 par value, authorized 25,000,000 shares; issued and outstanding 10,750,000 shares in 2004	107	—
Class B common stock subscribed for but unpaid and unissued, 14,250,000 shares in 2004	4,750	—
Additional paid-in capital	1,139	105,501

	5,996	106,735
Less Class B common stock subscriptions receivable, 14,250,000 shares in 2004	(4,750)	—

	1,246	106,735
Accumulated deficit	(54)	(4,285)

	1,192	102,450

Total liabilities and shareholders’ equity	$1,391	$156,822

See notes to consolidated financial statements.

US BioEnergy Corporation

Consolidated statements of operations
Period from October 28, 2004 (date of incorporation) to December 31, 2004 and year ended December 31, 2005

	2004	2005

	(dollars in thousands,
	except per share data)
Revenues:
Product sales	$—	$9,633
Services and commissions	—	6,782

Total revenues	—	16,415

Cost of goods sold:
Cost of product sales	—	9,467
Cost of services and commissions	—	3,520

Total cost of goods sold	—	12,987

Gross profit	—	3,428
Selling, general and administrative expenses	55	8,016

Operating loss	(55)	(4,588)

Other income (expense):
Interest expense	—	(467)
Interest income	1	319
Other income	—	104

	1	(44)

Loss before income taxes	(54)	(4,632)
Federal and state income tax benefit	—	401

Net loss	$(54)	$(4,231)

Loss per common share:
Basic	$(0.02)	$(0.09)
Diluted	(0.02)	(0.09)
See notes to consolidated financial statements.

US BioEnergy Corporation

Consolidated statements of shareholders’ equity
Period from October 28, 2004 (date of incorporation) to December 31, 2004 and year ended December 31, 2005

					Class B
			Class B		common
	Class A	Class B	common	Additional	stock
	common	common	stock	paid-in	subscriptions	Accumulated
	stock	stock	subscribed	capital	receivable	deficit	Total

	(dollars in thousands)
Balance, October 28, 2004 (date of incorporation)	$—	$—	$—	$—	$—	$—	$—
Issuance of stock subscriptions	—	—	6,000	—	(6,000)	—	—
Collection of stock subscription and issuance of 10,750,000 shares of Class B common stock	—	107	(1,250)	1,143	1,250	—	1,250
Costs of raising capital	—	—	—	(4)	—	—	(4)
Net loss	—	—	—	—	—	(54)	(54)

Balance, December 31, 2004	—	107	4,750	1,139	(4,750)	(54)	1,192
Issuance of 3,787,877 shares of Class B common stock	—	38	(1,263)	1,225	1,263	—	1,263
Conversion of 14,537,877 shares of Class B common stock to Class A common stock	145	(145)	—	—	—	—	—
Issuance of 108,822,623 shares of Class A common stock	1,089	—	(3,487)	99,680	3,487	—	100,769
Issuance of options for common stock	—	—	—	3,552	—	—	3,552
Costs of raising capital	—	—	—	(95)	—	—	(95)
Net loss	—	—	—	—	—	(4,231)	(4,231)

Balance, December 31, 2005	$1,234	$—	$—	$105,501	$—	$(4,285)	$102,450

See notes to consolidated financial statements.

US BioEnergy Corporation

Consolidated statements of cash flows
Period from October 28, 2004 (date of incorporation) to December 31, 2004 and year ended December 31, 2005

	2004	2005

	(dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(54)	$(4,231)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	322
Amortization	—	487
Stock-based compensation	—	3,552
Deferred income taxes	—	(677)
Changes in working capital components, net of effects of business acquisitions:
Receivables	—	(11,454)
Inventories	—	(9,833)
Prepaid expenses	(1)	(90)
Deposits	—	46
Accounts payable	4	14,152
Income taxes payable	—	276
Accrued expenses	—	989
Deferred revenue	—	(52)

Net cash used in operating activities	(51)	(6,513)

Cash Flows from Investing Activities
Purchases of property and equipment	(441)	(53,388)
Cash acquired in purchase of United BioEnergy, LLC	—	103
Cash acquired in purchase of Superior Corn Products, LLC	—	204
Principal receipts on notes receivable	—	235
Proceeds from maturities of certificates of deposit	—	102

Net cash used in investing activities	(441)	(52,744)

Cash Flows from Financing Activities
Increase in checks written on controlled disbursement accounts	—	3,556
Debt issuance costs paid	—	(1,032)
Proceeds from long-term debt	—	6,250
Net payments on notes payable	—	(6,043)
Costs of raising capital	—	(99)
Proceeds from issuance of common stock	1,250	96,317

Net cash provided by financing activities	1,250	98,949

Net increase in cash and cash equivalents	758	39,692
Cash and Cash Equivalents
Beginning	—	758

Ending	$758	$40,450

See notes to consolidated financial statements.

US BioEnergy Corporation

Consolidated statements of cash flows (continued)
Period from October 28, 2004 (date of incorporation) to December 31, 2004 and year ended December 31, 2005

	2004	2005

	(dollars in thousands)
Supplemental Disclosure of Noncash Financing and Investing Activities
Property and equipment acquired through accounts payable	$165	$12,318
Property and equipment acquired through accrued expenses	27	—
Property and equipment acquired through the issuance of 294,000 shares of Class A common stock	—	294
Costs of raising capital in accounts payable	4	—
Supplemental Disclosures of Cash Flow Information
Cash payments for interest, of which $32 was capitalized in 2005	$—	$469
Supplemental Schedule of Noncash Investing and Financing Activities
Acquisition of United Bio Energy, LLC:
Cash		$103
Certificate of deposit		102
Accounts receivable		15,844
Inventories		4,838
Prepaid expenses		126
Note receivable, current		294
Property and equipment		1,009
Investments		96
Deposits		104
Note receivable		89
Debt issuance costs		201
Goodwill		2,445
Finite life intangible assets		2,600

Total assets acquired		27,851

Checks written on controlled disbursement accounts		(2,927)
Accounts payable		(12,683)
Accrued expenses		(427)
Deferred revenue		(261)
Notes payable		(6,358)
Deferred income taxes		(1,025)

Total liabilities assumed		(23,681)

Net assets acquired through issuance of 5,000,000 shares of Class A common stock		$4,170

Acquisition of Superior Corn Products, LLC:
Cash		$204
Property and equipment		915
Deferred income taxes		132

Total assets acquired through issuance of 1,500,000 shares of Class A common stock		$1,251

See notes to consolidated financial statements.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)

NOTE 1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of business: US BioEnergy Corporation (USBE), a South Dakota corporation located in Inver Grove Heights, Minnesota, was organized to build and acquire ethanol plants. USBE has established its year end to be December 31. As of December 31, 2004, USBE was in the development stage with its efforts being principally devoted to organizational, equity raising and construction activities.
On January 20, 2005, USBE formed US Bio Albert City, LLC (US Bio Albert City), an Iowa limited liability company and a wholly owned subsidiary of USBE. US Bio Albert City was formed to finance, own and operate an ethanol plant under construction near Albert City, Iowa.
Effective April 30, 2005, USBE acquired US Bio Woodbury, LLC (formerly Superior Corn Products, LLC) (US Bio Woodbury), which was organized to finance, own and operate an ethanol plant near Lake Odessa, Michigan. Following the acquisition, US Bio Woodbury became a wholly owned subsidiary of USBE.
Effective May 1, 2005, USBE acquired United Bio Energy, LLC (UBE), located in Wichita, Kansas. UBE provides general and plant management, grain origination, ethanol and ethanol co-product marketing and risk consulting services to third-party ethanol plants. UBE enters into agreements with plants to sell grain in amounts necessary for the plant’s production needs and to purchase ethanol and ethanol co-products in amounts equal to the plant’s production. To fulfill these obligations, UBE enters into contracts with grain producers and oil companies for the purchase of grain and sale of ethanol, respectively. Following the acquisition, UBE became a wholly owned subsidiary of USBE. USBE and its subsidiaries are collectively referred to herein as the “Company”.
A summary of significant accounting policies follows:
Principles of consolidation: The consolidated financial statements include the accounts of USBE, US Bio Albert City, US Bio Woodbury, and UBE and its subsidiaries (United Bio Energy Fuels, LLC; United Bio Energy Ingredients, LLC; United Bio Energy Grains, LLC; United Bio Energy Management, LLC and United Bio Energy Trading, LLC), all of which are wholly owned. All material intercompany accounts and transactions are eliminated in consolidation.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates significant to the financial statements include the allowance for doubtful accounts, stock-based compensation and the valuation allowance on deferred tax assets.
Revenue recognition: Revenues from the sale of grain, ethanol and related products are recorded when title of the products transfer to the end user. In accordance with the Company’s agreements for the procurement of grain and marketing of ethanol and related products for its customers, the Company pays for the products and shipping costs, and bills the end user for the products delivered. The Company recognizes revenues on these transactions on a net basis as commissions which represent the fixed margin between the amounts billed and amounts paid.
Revenue from management, trading and group buying services provided to customers is recognized on a monthly basis as earned. Amounts billed or received prior to being earned are recorded as deferred revenue.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
The Company also engages in commodity buying and selling under contracts that do not earn a fixed margin. The Company recognizes revenues and costs on these transactions on a gross basis when title of the products transfer to the end user.
The Company receives quarterly incentive payments in connection with its plant management agreements. Incentive revenue is recognized when no future performance contingencies exist. Quarterly incentive payments received throughout the year are deferred until the end of the plant’s fiscal year, at which time it is recognized for the entire year. Incentive revenue totaled approximately $880 for the year ended December 31, 2005.
Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash balances with commercial banks in deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.
Securities purchased under a resale agreement (reverse repurchase agreement) are recorded at the amount at which the securities were purchased plus accrued interest. In accordance with the terms of the reverse repurchase agreement, the Company does not take possession of the related securities. The Company’s agreement also contains provisions to ensure that the market value of the underlying assets remains sufficient to protect the Company in the event of default by the bank by requiring that the underlying securities have a total market value of at least 100% of the bank’s total obligations under the agreement. The reverse repurchase agreements have an original maturity of 31 days or less, have a stated interest rate, and the counter party is a significant financial institution.
Receivables: Receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts along with a general reserve. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.
Inventories: Inventories at December 31, 2005 represent products in transit in which the Company has taken title. Inventories are stated at lower of cost, on the first-in and first-out (FIFO) method, or market and consist of $13,530 of ethanol finished goods and $1,141 of distillers grains finished goods.
Property and equipment: Property and equipment is stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

Years

Leasehold improvements	4 - 10
Machinery and equipment	5 - 10
Office furniture and equipment	3 - 7
Land improvements will be depreciated upon the commencement of operations of the related property, which is expected to occur in 2006.
Debt issuance costs: Debt issuance costs are amortized over the term of the related debt instrument by a method which approximates the interest method. Amortization expense for the year ended December 31, 2004 and 2005 was $0 and $54, respectively. Estimated annual amortization expense in

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
connection with this debt is expected to be as follows: 2006 $80, 2007 $328; 2008 $257; 2009 $257; and 2010 $257.
Goodwill and finite life intangible assets: Goodwill represents the excess of the purchase price of an acquired entity over the amounts assigned to tangible and identified intangible assets acquired and liabilities assumed. Goodwill is not amortized. Finite life intangible assets consist of customer contracts and lists. Finite life intangible assets are amortized on a straight-line basis over their estimated useful lives of 4 years. Goodwill and finite life intangible assets are reviewed for impairment annually, or more frequently if certain impairment conditions arise.
Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
Loss per common share: Loss per weighted average common share is calculated by dividing net loss by the weighted average number of common shares outstanding during each period. The weighted average number of common shares was 3,230,769 and 44,728,040 in 2004 and 2005, respectively. Basic and diluted loss per common share are the same for 2004 and 2005 as options outstanding of 7,879,500 in 2005 were not included in the computation of diluted loss per common share in 2005 because their effect would have been antidilutive.
Segment reporting: Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s operating segments are aggregated into the “Services” and “Production” reportable segments because the long-term financial performance of these reportable segments is affected by similar economic conditions. During the first quarter of 2006, management combined certain non-production operating segments which were previously disclosed as separate reportable segments, into one operating segment. These segments have been restated as one reportable segment (the Services segment) to be consistent with the chief operating decision maker’s approach to managing the business in 2006.
Fair value of financial instruments: The carrying amounts reported on the balance sheets for cash, reverse repurchase agreements, checks written on controlled disbursement accounts, receivables, investments, accounts and note payable and accrued interest approximate their fair values due to the short maturity of the instruments. Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered for debt with similar terms and underlying collateral. The total carrying value of long-term debt reported on the balance sheet approximates its fair value.
Stock-based compensation: The Company accounts for stock-based employee compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost has been recognized for employee grants under fixed stock option plans, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
grant. Stock-based awards to nonemployees are recognized as an expense over the vesting period based upon the fair value of the awards at the date of the grant, computed using the Black-Scholes pricing model, under Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation.
The following table illustrates the effect on the net loss if the Company had applied the fair value recognition provisions of FASB Statement No. 123 to stock-based employee compensation. The table does not include the effect of nonemployee awards.

	2004	2005

Net loss, as reported	$(54)	$(4,231)
Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	(21)

Pro forma net loss	$(54)	$(4,252)

Loss per common share:
Basic and diluted, as reported	$(0.02)	$(0.09)
Basic and diluted, pro forma	(0.02)	(0.09)
The fair value of each employee option was estimated at the grant date using the Black-Scholes pricing model, and the minimum value method, with the following weighted average assumptions:

2005

Dividend yield	None
Risk-free interest rate	4.4 - 4.6%
Expected life of instrument	7 - 10 years
Advertising: Marketing and promotional costs are expensed when incurred and were $0 and $99 for the period ended December 31, 2004 and the year ended December 31, 2005, respectively.

NOTE 2.	SHAREHOLDERS’ EQUITY
On January 28, 2005, the Company amended and restated its Articles of Incorporation and By-laws and changed its authorized capital from 100,000,000 shares of $0.10 par value common stock to 475,000,000 shares among three classes of $0.01 par value stock consisting of:
     400,000,000 shares designated as Class A Common Stock;
     25,000,000 shares designated as Class B Common Stock; and
     50,000,000 shares designated as Preferred Stock.
The information presented in the shareholder’s equity section in the accompanying financial statements, the number of shares of common stock outstanding and loss per common share have been adjusted to give retroactive effect to this change in authorized and designated stock.
The rights of the holders of Class A and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Unless otherwise required by law, holders of shares of Class A and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except that the holders of the Class A common stock

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
are entitled to vote separately as a single class to approve the issuance of additional shares of Class B common stock or any right to acquire Class B Common Stock.
Holders of Class A and Class B common stock are entitled to receive dividends at the same rate, when such dividends are declared by the Board of Directors, after payment of dividends required to be paid on shares of preferred stock, if any. In the event a dividend is paid in the form of shares of Class A common stock or rights to acquire shares of Class A common stock, the holders of Class A and Class B common stock are entitled to receive equally, Class A common stock, or rights to acquire Class A common stock, as the case may be.
In the event of liquidation, after payment of the Company’s debts and other liabilities and after making provision for the holders of preferred stock, if any, the Company’s remaining assets would be distributable ratably among the holders of the Class A and Class B common stock treated as a single class.
Class A common stock is not convertible into any other shares of capital stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In the event of a transfer of shares of Class B common stock to any person other than those specifically provided for in the Amended Articles of Incorporation, each share of Class B common stock so transferred automatically will be converted into one share of Class A common stock pursuant to the procedures set forth in the Amended Articles of Incorporation.
The Class B common stock was converted into Class A common stock during 2005, and may not be reissued.
The Company’s Board of Directors has the authority, without approval by the shareholders, to issue up to a total of 50,000,000 shares of preferred stock in one or more classes or series. The Board of Directors may establish the number of shares to be included in each such class or series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred stock. No preferred stock has been issued.
NOTE 3.     ACQUISITIONS
Effective April 30, 2005, the Company acquired all of the outstanding members’ equity of US Bio Woodbury, a development stage company. This transaction allowed the Company to expedite its expansion into the ethanol market. In addition, the site is close to major oil companies. The results of US Bio Woodbury’s operations have been included in the consolidated financial statements since that date. In connection with the acquisition, USBE issued 1,500,000 shares of Class A common stock valued at $1,251 to the former owners of US Bio Woodbury. The value of the shares issued was determined based on the value established by recent stock transactions with unrelated parties. Property and equipment acquired consisted primarily of the value assigned to a contract to build an ethanol plant, which will be depreciated over the estimated useful lives of the related assets once the plant is constructed and begins operations.
On May 1, 2005, the Company acquired all of the outstanding shares of UBE, 40% of which was owned by a shareholder of the Company. The acquisition of UBE moved the Company into ethanol and distillers marketing, grain procurement, and into third-party management services. In addition to providing these services to third-parties, the Company intends to use these services to manage its own ethanol plants. The results of UBE’s operations have been included in the consolidated financial statements since that date. In connection with the acquisition, USBE issued 5,000,000 shares of

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
Class A common stock valued at $4,170 to the former owners of UBE. The value of the shares issued was determined based on the value established by recent stock transactions with unrelated parties. Finite life intangible assets of $2,600 were acquired, consisting of customer contracts and lists, with a weighted-average useful life of 4 years. Goodwill of $2,445 resulted from this acquisition and was assigned to the services segment.
Unaudited pro forma consolidated results of operations for the period from October 28, 2004 (date of incorporation) to December 31, 2004 and for the year ended December 31, 2005, as though US Bio Woodbury and UBE had been acquired as of October 28, 2004, follow:

	2004	2005

Revenues	$5,752	$22,856
Net loss	(292)	(5,592)
Basic and diluted loss per common share	(0.07)	(0.12)
NOTE 4.     PROPERTY AND EQUIPMENT
A summary of property and equipment at December 31 is as follows:

	2004	2005

Land and land improvements	$632	$7,202
Leasehold improvements	—	272
Machinery and equipment	—	778
Office furniture and equipment	—	422
Construction in progress	—	59,689

	632	68,363
Less accumulated depreciation	—	321

	$632	$68,042

NOTE 5.     ACQUIRED FINITE LIFE INTANGIBLE ASSETS AND GOODWILL
As a result of the business combinations described in Note 3, finite life intangible assets consisting of customer contracts and lists were acquired with a gross carrying amount of $2,600. Amortization expense recognized on these intangibles in 2005 totaled $433, resulting in an accumulated amortization of that amount as of December 31, 2005. Estimated annual amortization expense is expected to be as follows: 2006 $650; 2007 $650; 2008 $650; and 2009 $217.
Changes in the carrying value of goodwill for the year ended December 31, 2005, by reportable segment, are as follows:

	Services	Production	Total

Balance, beginning	$—	$—	$—
Acquired during the year	2,445	—	2,445

Balance, ending	$2,445	$—	$2,445

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
NOTE 6.     NOTES PAYABLE AND LONG-TERM DEBT
The Company has an asset-based lending agreement with LaSalle Business Credit, LLC (LaSalle) with a maximum line of credit of $20,000 limited to a percentage of accounts receivable, at a variable interest rate (8.25% at December 31, 2005). The agreement matures on November 4, 2007, however, LaSalle may reduce the maximum line of credit or make demand for repayment prior to maturity. The line of credit is collateralized by substantially all assets of UBE. The agreement requires that UBE maintain certain levels of tangible net worth and earnings. The agreement provides for up to $2,000 of letters of credit. At December 31, 2005, the Company had letters of credit totaling $1,213, with no amounts drawn against them, to guarantee its commitments related to leased rail cars and operations within a certain state. Under the terms of the agreement, checks presented for payment against the specified controlled disbursement accounts will be treated as requests for advances against the agreement. Amounts on deposit in specified lockbox accounts are recognized as reductions in the outstanding note balances. ICM, Inc., and Fagen, Inc. (related parties) have guaranteed up to $4,000 of debt under the agreement. As of December 31, 2005, no amounts were outstanding to LaSalle.
In April 2005, the Company entered into a loan agreement with the State of Iowa for $400. If certain terms and conditions of the agreement are met, $100 will be forgiven. Other borrowings under the agreement will be repaid over a five year amortization with no interest. No amounts were outstanding at December 31, 2005.
In November 2005, the Company entered into a master loan agreement with a bank to finance the construction of US Bio Woodbury’s ethanol plant. The agreement provides for a construction loan of the lesser of $36,000 or 60% of the total project costs. Upon completion of the plant, the construction loan converts into either a term loan with a twelve year amortization schedule or upon request by the Company, a term revolving loan in an amount not to exceed $8,000 and a term loan in an amount not to exceed $28,000 with a twelve year amortization schedule. The construction loan has an interest rate equal to LIBOR plus 3.50%. The revolving loan has an interest rate equal to LIBOR plus 3.25%. Following the maturity of the construction loan, if any, the variable rate of interest on any outstanding loan will be subject to adjustment based on the level of Woodbury’s “tangible owners equity”. The agreement provides for certain restrictive covenants beginning upon completion of the plant. The Company must remit 50% of excess cash flows, as defined in the agreement, not to exceed $2,500 annually, in addition to normal principal and interest payments on the term loan. Prepayment of the term loan within two years of plant completion results in a prepayment penalty of up to 2.00%. The agreement also provides for an asset-based revolving loan commitment with a maximum line of credit of $3,500 limited based on a percentage of eligible accounts receivable upon completion of the plant. The Company is also required to pay an unused commitment fee of 0.25% per annum on unused commitments. The agreement also provides for $500 of letters of credit with a 2.50% annual fee. No amounts were outstanding at December 31, 2005.
In November 2005, the Company entered into a master loan agreement with a bank to finance the construction of US Bio Albert City’s ethanol plant. The agreement provides for a construction loan of the lesser of $75,000 or 60% of the total project costs. Upon completion of the plant, the construction loan converts into either a term loan with a twelve year amortization schedule or upon request by the Company, a term revolving loan in an amount not to exceed $17,000 and a term loan in an amount not to exceed $58,000 with a twelve year amortization schedule. The construction loan has an interest rate equal to LIBOR plus 3.50%. The revolving loan has an interest rate equal to LIBOR plus 3.25%. Following the maturity of the construction loan, if any, the variable rate of interest on any outstanding

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
loan will be subject to adjustment based on the level of Albert City’s “tangible owners equity”. The agreement provides for certain restrictive covenants beginning upon completion of the plant. The Company must remit 50% of excess cash flows, as defined in the agreement, not to exceed $5,000 annually, in addition to normal principal and interest payments on the term loan. Prepayment of the term loan within two years of plant completion results in a prepayment penalty of up to 2.00%. The agreement also provides for an asset-based revolving loan commitment with a maximum line of credit of $6,500 limited to a percentage of eligible accounts receivable upon completion of the plant. The Company is also required to pay an unused commitment fee of 0.25% per annum on the unused commitment. No loans were outstanding at December 31, 2005. The agreement also provides for $3,000 of letters of credit with a 2.50% annual fee. The Company has an outstanding letter of credit of $1,228 with no amounts drawn at December 31, 2005.
The Company has a short-term note payable to ICM, Inc., which consists of funds advanced for operating expenses at a variable interest rate (8.00% at December 31, 2005). The note is payable on demand and is unsecured. As of December 31, 2005, $315 was outstanding under the note.
Long-term debt consists of the following at December 31, 2005:

14.50% Subordinated note payable, due in quarterly interest only payments through 2011 and thereafter in quarterly principal payments of $312, plus interest through 2015, collateralized by substantially all assets of US Bio Albert City(a)	$5,000
14.50% Subordinated note payable, due in quarterly interest only payments through 2011 and thereafter in quarterly principal payments of $78, plus interest through 2015, collateralized by substantially all assets of US Bio Albert City(a)	1,250

$6,250

(a)	The Company must pay a prepayment penalty of up to 6.00% of the outstanding principal balance if the Company pays off the note prior to 2011.
NOTE 7.     LEASES
The Company leases rail cars and office space under operating leases. The Company then rents most of the rail cars to customers as provided for under its service agreements with ethanol plants.
Future minimum lease payments are due as follows:

2006	$6,424
2007	6,398
2008	3,924
2009	3,448
2010	2,339
Thereafter	2,208

$24,741

The total rental expense included in the statement of operations for the year ended December 31, 2005 was approximately $3,026 and the net rental expense, after deducting rental income of approximately $2,928 from subleases was approximately $98.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
The Company is responsible for repairs and maintenance on the rail cars, as well as damages that are assessed at the end of the lease term. Such accrual as of December 31, 2005 was $73.
NOTE 8.     INCOME TAX MATTERS
Net deferred tax liabilities consist of the following components as of December 31, 2004 and 2005:

	2004	2005

Deferred tax assets:
Stock-based compensation	$—	$1,349
Organization and start up costs	19	533
Accrued expenses	—	87
Other	—	65

	19	2,034
Less: valuation allowance	(19)	(1,350)

	—	684

Deferred tax liabilities:
Intangibles	—	(823)
Prepaid expenses	—	(77)

	—	(900)

Net deferred tax liabilities	$—	$(216)

The components giving rise to the net deferred tax liabilities described above have been included in the accompanying balance sheets as of December 31 as follows:

2005

Current assets	$51
Noncurrent liabilities	(267)

$(216)

The provision for (benefit of) income taxes charged to operations for the period ended December 31, 2004 and the year ended December 31, 2005 consists of the following:

2005

Current:
Federal	$222
State	54
Deferred	(677)

$(401)

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
The income tax benefit differs from the amount of income tax benefit determined by applying the US Federal income tax rate to pretax loss for the period ended December 31, 2004 and the year ended December 31, 2005 due to the following:

	2004	2005

Computed “expected” tax benefit	$(19)	$(1,621)
State income tax benefit, net of federal tax effect	—	(139)
Change in valuation allowance	19	1,331
Other, net	—	28

	$—	$(401)

As of December 31, 2005, the Company recorded a valuation allowance of $1,350 against its deferred tax assets. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income.
NOTE 9.     OTHER RELATED PARTY TRANSACTIONS
As of December 31, 2004, the Company had an administrative services agreement with entities owned by certain shareholders of the Company. In November 2005, the Company issued stock options for 6,500,000 shares of common stock (Note 10) to terminate the administrative services agreement to effectively remove a certain fee provision. The Company entered into a new services agreement with one of the related entities for a term of three years to provide all administrative services required by the Company, including human resources and accounting. For the period ended December 31, 2004 and the year ended December 31, 2005, the Company incurred expenses of $147 and $959, respectively, for services under the above mentioned agreements.
NOTE 10.     STOCK-BASED COMPENSATION AND PAYMENTS
On January 28, 2005, the Company’s Board of Directors adopted the US BioEnergy Corporation 2005 Stock Incentive Plan (Plan). The purpose of the Plan is to enable the Company to retain and attract key employees, consultants and non-employee directors. The Plan authorizes the granting of awards in any of the following forms: (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, and (iv) deferred stock.
The maximum number of shares reserved and available under the Plan for awards is 10,000,000 shares of Class A common stock (Award Shares). Award Shares covered by expired or terminated stock options and forfeited shares of restricted stock or deferred stock may be used for subsequent awards under the Plan.
The Company’s officers and other key individuals that are responsible for or contribute to the Company’s management, growth and/or the profitability, as well as consultants and non-employee directors, are eligible to be granted awards under the Plan. The Plan is administered by the Board of Directors or, in its discretion, by a committee consisting of at least three members of the Board of Directors, or an entity providing management services to the Company.
The Board of Directors may grant stock options that either qualify as “incentive stock options” under the Internal Revenue Code of 1986, as amended (“Code”) or are “non-qualified stock options” in such form and upon such terms as the Board of Directors may approve from time to time. Stock options

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
granted under the Plan may be exercised during their respective terms as determined by the Board of Directors. In the event the Board of Directors do not determine the time at which an option is exercisable, such option will be exercisable over 5 years, subject to earlier termination as otherwise provided in the agreement. No stock option shall be transferable by the optionee or exercised by anyone else during the optionee’s lifetime.
No incentive stock option shall be granted under the Plan more than ten years after the date of adoption of the Plan. The term of an incentive stock option may not exceed 10 years (or 5 years if issued to an optionee who owns or is deemed to own more than 10% of the combined voting power of all classes of the Company’s stock, a subsidiary or any affiliate). The exercise price under an incentive stock option may not be less than the fair market value of the stock on the date the option is granted (or, in the event the optionee owns more than 10% of the combined voting power of all classes of stock, the option price shall be not less than 110% of the fair market value of the stock on the date the option is granted). The exercise price for non-qualified options granted under the Plan may not be less than 50% of the fair market value of the Award Shares on the date of grant.
The Board of Directors may award unrestricted Award Shares to recipients in its discretion or upon the attainment of specified performance goals.
The Board of Directors may, at the time of the grant of Award Shares, provide the Company with the right to repurchase stock acquired under the Plan, pursuant to which the recipient will be required to offer to the Company upon termination of employment for any reason any stock that the recipient acquired under the Plan, with the price being the then fair market value of the stock or, in the case of a termination for cause, an amount equal to the cash consideration paid for the stock, whichever is less, subject to other terms and conditions as the Board of Directors may specify at the time of grant.
The Board of Directors may also, at the time of grant of Award Shares under the Plan or by amendment, obligate the Company to repurchase stock acquired pursuant to the Plan at the election of the recipient. In such event, the Plan provides that the Company may satisfy the purchase price in cash or by a combination of not less than 25% cash payment at closing and the remainder by an interest bearing promissory note payable over a period not to exceed five years. As of December 31, 2005, no such awards had been granted.
As of December 31, 2005 there were 8,620,500 shares available for grant under the Plan.
In November 2005, the Company issued stock options for 6,500,000 shares of Class A common stock to nonemployees in connection with the termination of an administrative services agreement (see Note 9). These options were granted outside of the Company’s Plan. The options were immediately exercisable with a ten year term and an exercise price of $1 per share. Based upon the Black-Scholes pricing model assumptions disclosed in Note 1, and an expected volatility factor of 34%, the Company recognized stock-based compensation expense of $3,552 in 2005 for these grants which has been included in selling, general and administrative expenses in the consolidated statements of operations.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
A summary of the status of outstanding options at December 31, 2005 and changes during the year is as follows:

		Weighted
		average
		exercise
Fixed options	Shares	price

Outstanding at beginning of year	—	$—
Granted	7,924,500	1.00
Exercised	—	—
Forfeited	(45,000)	1.00

Outstanding at end of year	7,879,500	$1.00

Options exercisable at end of year		6,600,000

Weighted-average fair value of total options granted		$0.49
Weighted-average fair value of employee options granted		0.27
Weighted-average fair value of nonemployee options granted		0.54
A further summary about stock options outstanding at December 31, 2005, is as follows:

		Options outstanding			Options exercisable

			Weighted-
			average	Weighted-		Weighted-
			remaining	average		average
	Exercise	Number	contractual	exercise	Number	exercise
Type	price	outstanding	life	price	exercisable	price

Employee	$1.00	1,379,500	8.5 years	$1.00	100,000	$1.00
Nonemployee	$1.00	6,500,000	9.8 years	1.00	6,500,000	1.00

		7,879,500			6,600,000

NOTE 11.     SEGMENT REPORTING
The Company has two reportable business segments: “Services” and “Production”. The Services segment provides general and plant management, grain origination, ethanol and ethanol co-product marketing and risk consulting services to third-party ethanol plants. The Production segment will derive its revenues from the production and sale of ethanol and distillers grains, once the ethanol plants have been constructed and/or after the acquisition of Platte Valley Fuel Ethanol, LLC (see Note 15). The Company’s reportable segments are distinguished by those business units that will manufacture ethanol (Production) and business units that provide marketing and management services (Services). The Production segment includes the construction activities of US Bio Albert City and US Bio Woodbury. The Services segment includes the marketing and management operations of UBE. The “All Other” category in the following tables is primarily cash to be used towards the construction of ethanol plants and intersegment receivables.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
Period ended December 31, 2004:

			All
	Services	Production	other	Total

Revenues from external customers	$—	$—	$—	$—
Depreciation and amortization expense	—	—	—	—
Interest expense	—	—	—	—
Interest income	—	—	1	1
Segment pretax loss	—	—	(54)	(54)
Segment assets	—	—	1,391	1,391
Capital expenditures for segment assets	—	—	441	441
Year ended December 31, 2005:

			All
	Services	Production	other	Total

Revenues from external customers	$16,415	$—	$—	$16,415
Depreciation and amortization expense	552	—	257	809
Interest expense	467	—	—	467
Interest income	—	5	314	319
Segment pretax income (loss)	358	(999)	(3,991)	(4,632)
Segment assets	55,495	74,225	57,635	187,355
Capital expenditures for segment assets	189	52,700	499	53,388
The following schedule is presented to reconcile amounts in the foregoing segment information to the amounts reported in the Company’s consolidated financial statements.

	2004	2005

Assets:
Total assets of reportable segments	$—	$129,720
All Other assets	1,391	57,635
Elimination of intercompany receivables	—	(30,533)

Total consolidated assets	$1,391	$156,822

The components of revenues for the year ended December 31, 2005 are as follows:

Product sales:
Ethanol	$4,681
Distillers grains	1,048
Corn	2,777
Other commodities	1,127
Services and commissions:
Services	3,139
Commissions	3,643

$16,415

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
NOTE 12.     COMMITMENTS, CONTINGENCIES AND CREDIT RISK
Master design—build letter agreement: On January 31, 2005, the Company entered into a master design—build letter agreement with Fagen, Inc., an entity owned by a shareholder. In accordance with the terms of the agreement, the parties agree to use their best efforts to jointly develop and build dry grind fuel grade ethanol plants in the United States, in which Fagen, Inc. will design and build the ethanol plants for a fixed fee, which is effective through December 31, 2007. Thereafter, Fagen, Inc. may adjust the fixed fee to Fagen, Inc.’s standard base price less a volume discount. The agreement terminates when US Bio Resource Group, LLC, together with its affiliates, owns or controls less than 15% of the outstanding voting rights of the Company. Under the agreement, the Company has the right, but not the obligation, to use the services of Fagen, Inc. as contemplated in the agreement.
In August 2005, the Company entered into two agreements with Fagen, Inc. for the construction of a 100 million gallon ethanol plant in Albert City, Iowa and a 45 million gallon ethanol plant in Lake Odessa, Michigan. Through December 31, 2005, the Company has paid a total of approximately $41,400 to Fagen, Inc. for construction of the ethanol plants. As of December 31, 2005, accounts payable including retainage and total remaining commitment to Fagen, Inc. are approximately $17,000 and $85,000, respectively.
Forward purchase contracts: Unrealized gains and losses on forward contracts are deemed “normal purchases and normal sales” under FASB Statement No. 133, as amended and, therefore, are not recognized in the Company’s financial statements. As of December 31, 2005, the Company had outstanding commitments of approximately 18,297,000 bushels of corn, 1,024,000 tons of distillers grains and 160,751,000 gallons of ethanol under forward contracts, in which the related commodity had not been delivered.
Contingencies: The Company’s operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdiction in which it operates. These laws require the Company to investigate and remediate the effects of the release or disposal of material at its locations. Accordingly, the Company has adopted policies, practices and procedures in the areas of pollution control, occupational health, and the production, handling, storage and use of hazardous materials to prevent environmental or other damage, and to limit the financial liability which could result from such events. Environmental liabilities are recorded when the Company’s liability is probable and the costs can be reasonably estimated. No such liabilities were recorded at December 31, 2005.
The Company is involved in various legal and regulatory proceedings. Management believes that an adequate provision for probable losses has been made and, accordingly, believe that the ultimate disposition of such matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.
Credit risk: The Company extends credit to customers in the ordinary course of business. A substantial portion of its customers’ ability to honor their contracts is dependent upon the ethanol industry.
The amount at risk related to the reverse repurchase agreement is $33,641 as of December 31, 2005 with Bank of the West, and has a weighted average maturity of 23 days.
NOTE 13.     ACCOUNTING PRONOUNCEMENT ISSUED BUT NOT ADOPTED
In December 2004, the FASB issued Statement No. 123R, Share-Based Payment, which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
The standard will require that the Company measure the cost of employee services received in exchange for equity instruments based on the grant-date fair value of those instruments, except in certain circumstances. If it is not possible to reasonably estimate the fair value of equity share options and similar instruments because it is not practicable to estimate the expected volatility of the Company’s share price, the Company will then be required to measure its awards of equity share options and similar instruments based on a value calculated using the historical volatility of an appropriate industry sector index instead of the expected volatility of its share price. This statement applies to the Company for its year ending December 31, 2006. The effect of the initial adoption of this Statement is not expected to have a material effect on the financial statements, however, future awards of employee stock-based compensation will be recognized as expense.
NOTE 14.     RETIREMENT PLAN AND EMPLOYEE BONUSES
The Company sponsors a profit sharing plan covering all full-time and part-time employees. Contributions are made at the Company’s discretion. Profit sharing expense was $0 and $48 for the period ended December 31, 2004 and the year ended December 31, 2005, respectively.
During 2005, the Company accrued discretionary bonuses of approximately $480 to certain key employees of the Company.
NOTE 15.     SUBSEQUENT EVENTS (UNAUDITED)
Other subsequent events: On February 28, 2006, the Company formed US Bio Janesville, LLC (US Bio Janesville), which is a Minnesota limited liability company and a wholly owned subsidiary of the Company. US Bio Janesville was formed to finance, own and operate an ethanol plant to be built near Janesville, Minnesota.
On March 31, 2006, USBE sold 44,700,000 shares of its Class A common stock to some of its existing shareholders for a total of $89,400.
In March 2006, the Company sold 50% of its membership interest in its wholly-owned subsidiary, Provista Renewable Fuels Marketing, LLC (Provista), formerly UBE Fuels, to CHS, Inc. (CHS), a shareholder of the Company, for $2,400, plus the assignment by CHS of a fuel delivery contract. UBE Services also assigned certain of its fuel delivery contracts to Provista and agreed to indemnify Provista for certain claims relating to Provista’s business prior to CHS becoming a member. The Company refers to this arrangement as a “joint venture” with CHS. The gain on the sale of $1,764 has been deferred until such time as Provista generates sufficient cash flows to service its debt and the Company’s obligations related to Provista are limited.
In connection with the assignment of the Company’s membership interest in Provista, the Company and CHS adopted an amended and restated operating agreement of Provista. The amended and restated operating agreement appoints CHS as the manager for Provista and provides that the business of Provista will be managed by CHS under a management agreement with Provista dated March 31, 2006. In exchange for these management services, CHS will be paid a fee established from time to time by Provista, and approved by both members, based upon a budget prepared by CHS. The management agreement with CHS will terminate upon the earlier of the dissolution of Provista, upon sixty days written notice by CHS if Provista files a petition for bankruptcy or breaches the management agreement and such breach remains uncured for a period of thirty days, or upon sixty days written notice by Provista if CHS files a petition for bankruptcy or CHS ceases to be a member of Provista.

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
On March 31, 2006, the Company entered into an agreement with Provista regarding ethanol sales and marketing. Pursuant to this agreement, the Company will sell to Provista, and it will market on the Company’s behalf, all of the ethanol produced at the Company’s existing and future plants. The ethanol marketing agreement has an initial term through November 30, 2007 and thereafter will automatically renew for one-year additional terms, unless either party provides the other with ninety days written notice of non-renewal.
Beginning on April 1, 2009, either member of Provista may initiate a buy-sell mechanism. Under this mechanism, after receiving notice of the initiation of the buy-sell mechanism, the non-initiating member must elect to either sell all of its interests in Provista to the initiating member or purchase all of the initiating member’s interest in Provista, in each case, at a purchase price not less than a specified multiple of Provista’s EBITDA.
On April 30, 2006, the Company changed the name and structure for UBE and its subsidiaries (United Bio Energy Grain, LLC, United Bio Energy Management, LLC, and United Bio Energy Trading, LLC) by merging them into UBE to become UBE Services, LLC, a subsidiary of the Company. The interest of the UBE subsidiary, United Bio Energy Ingredients, LLC, was assigned to the Company and therefore is now a subsidiary of the Company.
Right to future services: On May 23, 2006, the Company terminated a letter agreement with Capitaline Advisors, LLC (Capitaline) (a related party) pursuant to which Capitaline had the right to provide the Company financial advisory services in connection with any purchase, acquisition, sale or disposition of any properties or assets having an aggregate transaction value in excess of $5,000. Capitaline also had the right to provide financial advisory services in connection with any public securities offering by the Company. The termination agreement requires a one-time fee of $4,800 to Capitaline, which will be expensed in the second quarter of 2006.
Subsequent acquisitions: On March 31, 2006, the Company acquired all of the outstanding common shares of US Bio Hankinson, LLC (formerly Gold Energy, LLC) (US Bio Hankinson), a development stage company. US Bio Hankinson will finance, own and operate an ethanol plant to be built near Hankinson, North Dakota. This transaction will allow the Company to expedite its expansion into the ethanol market since the plant was already on a construction schedule and land options for site development were already in place.
The aggregate purchase price was $8,106, including $1,050 of cash and USBE’s Class A common stock valued at $7,056. The value of the 3,150,000 common shares issued was determined based on a valuation of USBE’s common stock using a discounted cash flow analysis.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Property and equipment acquired consisted primarily of the value assigned to a contract to build an ethanol plant, which will be depreciated over the estimated useful lives of the related assets

US BioEnergy Corporation

Notes to consolidated financial statements
(Dollars in thousands, except per share data)
once the plant is constructed and begins operations. The deferred tax liability relates to the amount assigned to property and equipment in excess of the tax basis of these assets.

Cash	$277
Receivable, related party	1,050
Property and equipment	10,415

Total assets acquired	11,742
Deferred tax liability	(3,636)

Net assets acquired	$8,106

On April 30, 2006, the Company acquired all of the outstanding common shares of Platte Valley Fuel Ethanol, LLC (Platte Valley) and Val-E Ethanol, LLC (Val-E), entities previously owned and controlled by a shareholder of the Company. The results of operations will be included in the Company’s consolidated financial statements beginning on that date. Platte Valley is a 40 mmgy nameplate ethanol plant, expanding to 80 mmgy nameplate capacity, operating near Central City, Nebraska. Val-E is a developmental stage company, formed to finance, own and operate a 45 mmgy nameplate ethanol plant near Ord, Nebraska. These transactions will allow the Company to expedite its expansion into the ethanol market since Platte Valley’s initial plant has been operational since 2004 and its expansion at Platte Valley and the new plant construction at Val-E are in process. The primary factor that resulted in recognition of goodwill was the impact on the purchase price of the expected favorable spread between the sales price of ethanol and its co-products as compared to the related production costs.
The aggregate purchase price was $154,699, including $40,000 of cash and USBE’s Class A common stock valued at $114,699. The value of the 51,204,981 common shares issued was determined based on a valuation of USBE’s common stock using a discounted cash flow analysis.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Property and equipment acquired includes the $9,333 value assigned to contracts to build the US Bio Ord ethanol plant and expand US Bio Platte Valley’s plant, which will be depreciated over the estimated useful lives of the related assets once the plants are constructed and begin operations. The deferred tax liability relates to the amount assigned to property and equipment in excess of the tax basis of these assets. The goodwill was allocated to the production segment.

Current assets	$23,908
Property and equipment	113,802
Other assets	1,802
Goodwill	63,657

Total assets acquired	203,169

Current liabilities, excluding current maturities of long-term debt	(7,492)
Long-term debt	(24,412)
Deferred tax liability	(16,427)
Other long-term liabilities	(139)

Total liabilities assumed	(48,470)

Net assets acquired	$154,699

US BioEnergy Corporation

Condensed consolidated balance sheets

	December 31, 2005	September 30, 2006

	(dollars in thousands,
	except per share data)
		(unaudited)
ASSETS
Currents Assets
Cash and cash equivalents:
Cash and commercial paper	$6,809	$67,954
Reverse repurchase agreement	33,641	—

	40,450	67,954
Receivables	27,446	22,431
Receivables from related party	—	1,050
Inventories	14,671	6,058
Derivative financial instruments	—	1,241
Prepaid expenses	217	500
Refundable income taxes	—	364
Deferred income taxes	51	2,256

Total current assets	82,835	101,854

Other Assets
Deposits	—	4,004
Interest rate swap	—	260
Debt issuance costs, net	1,179	1,451
Finite life intangible assets, net	2,167	1,136
Investment in equity of unconsolidated subsidiary	—	978
Goodwill	2,445	65,491
Deferred offering costs	—	2,760
Other	154	91

	5,945	76,171

Property and Equipment, net	68,042	347,581

	$156,822	$525,606

See notes to condensed consolidated financial statements.

US BioEnergy Corporation

Condensed consolidated balance sheets (continued)

	December 31, 2005	September 30, 2006

	(dollars in thousands,
	except per share data)
		(unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Current maturities of long-term debt	$—	$3,557
Checks written on controlled disbursement accounts	6,483	7,549
Notes payable	315	315
Accounts payable	39,157	39,755
Income taxes payable	276	—
Accrued expenses	1,415	5,147
Deferred revenue	209	911

Total current liabilities	47,855	57,234

Long-term Debt	6,250	124,945

Deferred Income Taxes	267	23,347

Deferred Gain	—	1,764

Commitments and Contingencies
Shareholders’ Equity
Preferred stock, $0.01 par value, authorized 50,000,000 shares, issued none	—	—
Class A common stock, $0.01 par value, authorized 400,000,000 shares; 123,360,500 and 224,937,731 shares issued and outstanding as of December 31, 2005 and September 30, 2006, respectively	1,234	2,249
Additional paid-in capital	105,501	320,875
Accumulated deficit	(4,285)	(4,808)

	102,450	318,316

Total liabilities and shareholders’ equity	$156,822	$525,606

See notes to condensed consolidated financial statements.

US BioEnergy Corporation

Condensed consolidated statements of operations
Nine months ended September 30, 2005 and 2006

	2005	2006

	(dollars in thousands,
	except per share data)
	(unaudited)
Revenues:
Product sales	$6,210	$51,914
Services and commissions	3,836	5,665
Other revenues, incentive income	—	2,785

Total revenues	10,046	60,364

Cost of goods sold:
Cost of product sales	6,031	39,478
Cost of services and commissions	2,182	4,291

Total cost of goods sold	8,213	43,769

Gross profit	1,833	16,595
Selling, general and administrative expenses	2,629	17,725

Operating loss	(796)	(1,130)

Other income (expense):
Interest expense	(255)	(1,370)
Interest income	37	1,624
Other income	5	38
Equity in net loss of unconsolidated subsidiary	—	(76)
Minority interest in net loss of subsidiary	—	391

	(213)	607

Loss before income taxes	(1,009)	(523)
Federal and state income taxes	—	—

Net loss	$(1,009)	$(523)

Loss per common share:
Basic	$(0.04)	$0.00
Diluted	(0.04)	0.00
See notes to condensed consolidated financial statements.

US BioEnergy Corporation

Condensed consolidated statements of cash flows
Nine months ended September 30, 2005 and 2006

	2005	2006

	(dollars in thousands)
	(unaudited)
Cash Flows from Operating Activities
Net loss	$(1,009)	$(523)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	95	2,687
Amortization	247	824
Minority interest in net loss of subsidiary	—	(391)
Stock-based compensation	—	241
Deferred income taxes	—	812
Equity in net loss of unconsolidated subsidiary	—	76
Changes in working capital components, net of affects of business acquisitions and deconsolidation of equity method investee:
Receivables	(9,414)	(16,714)
Inventories	(3,384)	(6,522)
Prepaid expenses	(344)	84
Derivative financial instruments	—	(890)
Accounts payable	352	13,741
Income taxes	—	(640)
Accrued expenses	3,599	3,223
Deferred revenue	97	563

Net cash used in operating activities	(9,761)	(3,429)

Cash Flows from Investing Activities
Purchases of property and equipment	(20,236)	(147,920)
Cash acquired in purchase of UBE, LLC	103	—
Cash acquired in purchase of US Bio Woodbury, LLC	204	—
Acquisition of US Bio Platte Valley and US Bio Ord, net of cash received	—	(20,708)
Investment in Provista	—	(1,000)
Proceeds received on sale of 50 percent interest in Provista	—	2,400
Acquisition of US Bio Hankinson, LLC, net of cash received	—	(773)
Deposits made	—	(4,004)
Other	135	157

Net cash used in investing activities	(19,794)	(171,848)

Cash Flows from Financing Activities
Increase in checks written on controlled disbursement accounts	1,315	1,066
Debt issuance costs paid	—	(210)
Net change in notes payable	—	12,451
Proceeds from long-term debt	6,989	99,485
Payments of long-term debt	—	(1,645)
Proceeds from issuance of 35,582,000 and 47,198,250 shares of common stock, respectively	29,912	94,394
Deferred offering costs paid	—	(2,760)

Net cash provided by financing activities	38,216	202,781

Net increase in cash and cash equivalents	8,661	27,504
Cash and Cash Equivalents
Beginning of period	758	40,450

End of period	$9,419	$67,954

See notes to condensed consolidated financial statements.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
NOTE 1.     BASIS OF PRESENTATION
The accompanying condensed consolidated financial statements include the accounts of US BioEnergy Corporation (USBE) and its wholly owned subsidiaries, US Bio Albert City, LLC (US Bio Albert City); US Bio Woodbury, LLC (formerly Superior Corn Products, LLC) (US Bio Woodbury); US Bio Hankinson, LLC (formerly Gold Energy, LLC) (US Bio Hankinson); US Bio Janesville, LLC; US Bio Platte Valley (formerly Platte Valley Fuel Ethanol, LLC) (US Bio Platte Valley); US Bio Ord (formerly Val-E Ethanol, LLC) (US Bio Ord); US Bio Dyersville, LLC; US Bio Springfield, LLC; UBE Services, LLC (formerly United Bio Energy, LLC) (UBE Services); United Bio Energy Ingredients, LLC , United Bio Energy Grains, LLC; United Bio Energy Management, LLC and United Bio Energy Trading, LLC, all of which are collectively referred to herein as the “Company”. Effective April 30, 2006 United Bio Energy Grains, LLC, United Bio Energy Management, LLC and United Bio Energy Trading, LLC were merged into UBE Services. All material intercompany accounts and transactions have been eliminated in consolidation.
Beginning September 1, 2006, the Company is accounting for its investment in Provista Renewable Fuels Marketing, LLC (formerly United Bio Energy Fuels, LLC) (Provista); a 50% owned affiliate, by the equity method of accounting (see Note 4). Under this method, the Company’s share of the net income or loss of Provista is recognized in the Company’s statement of operations and added to or deducted from its investment in unconsolidated subsidiary account. Prior to September 1, 2006, Provista’s financial results were included in the Company’s financial statements on a consolidated basis.
The accompanying condensed consolidated balance sheet as of December 31, 2005, which has been derived from the Company’s audited financial statements, and the unaudited September 30, 2005 and 2006 condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the periods presented.
Management is required to make certain estimates and assumptions which affect the amounts of assets, liabilities, revenues and expenses the Company has reported, and its disclosure of contingent assets and liabilities at the date of the financial statements. The results of the interim periods are not necessarily indicative of the results for the full year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus for the year ended December 31, 2005 and the period ended December 31, 2004.
Derivative financial instruments: The Company hedges a portion of its future corn, natural gas and denaturant purchases to the extent considered necessary for minimizing risk from market price fluctuations. Exchange-traded futures contracts and forward contracts in which delivery of the related commodity has occurred are valued at fair market value. Commission-based contracts in the services segment have offsetting purchase and sale commitments. Unrealized gains and losses on forward contracts, in which delivery has not occurred, including these commission-based contracts, are deemed

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
“normal purchases and normal sales” under Financial Accounting Standards Board (FASB) Statement No. 133, as amended, and therefore, are not marked to market in our financial statements. Market value adjustments are recorded directly to current earnings through cost of goods sold. The fair value of interest rate swap agreements is recognized as either an asset or liability in the consolidated balance sheets, with changes in fair value reported in interest expense in the consolidated statements of operations.
Cash flows related to hedging activities are categorized in the same category as the item being hedged.
Deferred offering costs: Deferred offering costs are costs incurred in connection with the Company’s initial public offering of its Class A common stock. Upon the successful completion of the offering, these costs will be deducted from the related proceeds as a reduction of additional paid-in capital. If the Company chooses to withdraw the offering, the costs will be charged against operations in that period.
Deposits: Deposits primarily relate to a refundable deposit on a natural gas pipeline related to the construction of a plant.
Recently issued accounting standards: In July 2006 the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax positions taken.
The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Management is currently evaluating the impact of adopting FIN 48 but does not expect the adoption of this statement to be significant to the Company’s financial statements.
NOTE 2.     INVENTORIES
A summary of inventories is as follows:

	December 31,	September 30,
	2005	2006

Ethanol	$13,530	$1,704
Distillers grains	1,141	1,188
Corn	—	807
Chemicals	—	861
Supplies	—	726
Work-in-process	—	772

	$14,671	$6,058

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
NOTE 3.     PROPERTY AND EQUIPMENT
A summary of property and equipment is as follows:

	December 31,	September 30,
	2005	2006

Land and land improvements	$7,202	$12,578
Buildings	—	22,168
Leasehold improvements	272	223
Machinery and equipment	778	62,137
Computer software and hardware	271	1,151
Office furniture and equipment	151	530
Vehicles	—	937
Construction in progress	59,689	250,869

	68,363	350,593
Less accumulated depreciation	321	3,012

	$68,042	$347,581

NOTE 4.     INVESTMENT IN SUBSIDIARY
In March 2006, the Company sold 50% of its membership interest in its wholly-owned subsidiary, Provista, to CHS, Inc. (CHS), a shareholder of the Company, for $2,400, plus the assignment by CHS of a fuel delivery contract. UBE Services also assigned certain of its fuel delivery contracts to Provista and agreed to indemnify Provista for certain claims relating to Provista’s business prior to CHS becoming a member. The Company refers to this arrangement as a “joint venture” with CHS. The gain on the sale of $1,764 has been deferred until such time as Provista generates sufficient cash flows to service its debt and the Company’s obligations related to Provista are limited.
In connection with the assignment of the Company’s membership interest in Provista, the Company and CHS adopted an amended and restated operating agreement of Provista. The amended and restated operating agreement appoints CHS as the manager of Provista and provides that the business of Provista will be managed by CHS under a management agreement with Provista dated March 31, 2006. In exchange for these management services, CHS will be paid a fee established from time to time by Provista, and approved by both members, based upon a budget prepared by CHS. The management agreement with CHS will terminate upon the earlier of the dissolution of Provista, upon sixty days written notice by CHS if Provista files a petition for bankruptcy or breaches the management agreement and such breach remains uncured for a period of thirty days, or upon sixty days written notice by Provista if CHS files a petition for bankruptcy or CHS ceases to be a member of Provista.
On March 31, 2006, the Company entered into an agreement with Provista regarding ethanol sales and marketing. Pursuant to this agreement, the Company will sell to Provista, and Provista will market on the Company’s behalf, all of the ethanol produced at the Company’s existing and future plants. The ethanol marketing agreement has an initial term through November 30, 2007 and thereafter will automatically renew for one-year additional terms, unless either party provides the other with ninety days written notice of non-renewal.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
Beginning on April 1, 2009, either member of Provista may initiate a buy-sell mechanism. Under this mechanism, after receiving notice of the initiation of the buy-sell mechanism, the non-initiating member must elect to either sell all of its interests in Provista to the initiating member or purchase all of the initiating member’s interest in Provista, in each case, at the purchase price not less than a specified multiple of Provista’s EBITDA.
The Company had consolidated Provista’s financial position and results of operations through August 31, 2006 because Provista was a variable interest entity and the Company was the primary beneficiary. On August 31, 2006, the Company’s guarantee of Provista’s debt was terminated and Provista paid all outstanding indebtedness to USBE, except for trade receivables. Beginning September 1, 2006, Provista is an unconsolidated subsidiary and the Company’s 50% share of its net income or loss is recognized under the equity method of accounting.
The following provides condensed financial information for Provista as of September 30, 2006, and for the period from September 1, 2006 (date of deconsolidation) to September 30, 2006:

Current assets	$37,574
Noncurrent assets, including goodwill of $613	1,026
Current liabilities	36,644
Equity	1,956
Net sales	43,420
Gross profit	187
Net loss	(152)

NOTE 5.	EARNINGS PER COMMON SHARE
Basic loss per common share (EPS) is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur, using the treasury stock method, if securities or other obligations to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the Company’s earnings, unless such effects are antidilutive.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
A reconciliation of net loss and common stock share amounts used in the calculation of basic and diluted EPS for the nine months ended September 30 follows:

		Weighted
		average
		shares	Per share
	Net loss	outstanding	amount

2005:
Basic EPS	$(1,009)	24,706,701	$(0.04)
Effects of dilutive securities:
Exercise of stock options	—	—	0.00

Diluted EPS	$(1,009)	24,706,701	$(0.04)

2006:
Basic EPS	$(523)	186,632,433	$0.00
Effects of dilutive securities:
Exercise of stock options	—	—	0.00

Diluted EPS	$(523)	186,632,433	$0.00

Options outstanding of 540,000 and 7,885,000 in 2005 and 2006, respectively, were not included in the computation of diluted EPS because their effect would have been antidilutive.

NOTE 6.	STOCK-BASED COMPENSATION AND PAYMENTS
In December 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (Statement No. 123R). This statement requires that the costs of all employee share-based payments be measured at fair value on the award’s grant date and be recognized in the financial statements over the requisite service period. Compensation expense for non-employee awards is generally based on the fair value of the awards at the time of vesting. Statement No. 123R supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations, and eliminates the alternative use of the intrinsic value method of accounting under APB No. 25, which the Company previously used.
On January 1, 2006, the Company adopted Statement No. 123R using the prospective transition method. Under the prospective transition method, the Company will recognize compensation expense for all share-based awards granted subsequent to the adoption of Statement No. 123R and for any awards modified, repurchased or canceled after January 1, 2006. Compensation expense for awards with graded vesting will be recognized on a straight-line basis over the service period of the awards. Also, under Statement No. 123R, the benefits of tax deductions in excess of recognized compensation cost will be reported as a financing cash flow.
The adoption of Statement No. 123R resulted in compensation expense of approximately $48 related to employee option grants that would not have been expensed prior to the adoption of Statement No. 123R and therefore the adoption of this statement did not have a significant effect on reported loss before income taxes, net loss, cash flows or basic and diluted loss per common share compared to what would have been recorded under the previous guidance under Statement No. 123 or APB No. 25 during the nine months ended September 30, 2006.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
As the Company used the minimum value method for pro forma disclosure purposes under the original provisions of Statement No. 123, no pro forma disclosures for awards accounted for under APB No. 25 have been presented.
Stock Incentive Plans: The US BioEnergy Corporation 2005 Stock Incentive Plan (2005 Plan) is administered by the Board of Directors or, in its discretion, by a committee consisting of at least three members of the Board of Directors. The 2005 Plan permits the grant of awards in the form of options, which may be incentive stock options or non-qualified stock options, stock appreciation rights, restricted stock, or deferred stock. The Board of Directors may award unrestricted awards to recipients in its discretion or upon the attainment of specified performance goals.
The maximum number of shares reserved and available under the 2005 Plan for awards is 10,000,000 shares of Class A common stock (Award Shares). Awards Shares covered by expired or terminated stock options and forfeited shares of restricted stock or deferred stock may be used for subsequent awards under the Plan. The Company has the ability to settle equity awards by issuing shares held in treasury or through the issuance of authorized but unissued common stock. Shares available for future awards under the plan were 8,529,500 at September 30, 2006.
On September 20, 2006 the Board or Directors adopted the US BioEnergy Corporation 2006 Stock Incentive Plan, subject to shareholder approval (2006 Plan). The 2006 Plan would be administered by the Board of Directors or, in its discretion, by a committee consisting of at least two members of the Board of Directors. The 2006 Plan would permit the grant of awards in the form of options, which may be incentive stock options or non-qualified stock options, stock appreciation rights, restricted stock, or deferred stock. The Board of Directors may award unrestricted awards to recipients in its discretion or upon the attainment of specified performance goals.
The maximum number of shares reserved and available under the 2006 Plan for awards would be 10% of the outstanding shares at the time of the Company’s initial public offering plus the number of shares to be sold in this offering, but not including the shares available through the over-allotment option, of Class A common stock (Award Shares), minus the number of shares subject to awards granted under the 2005 Plan at the time of the Company’s initial public offering. Award Shares covered by expired or terminated stock options and forfeited shares of restricted stock or deferred stock may be used for subsequent awards under the Plan. The Company has the ability to settle equity awards by issuing shares held in treasury or through the issuance of authorized but unissued common stock.
Employee Stock Purchase Plan: On September 20, 2006 the Board of Directors adopted the 2006 Employee Stock Purchase Plan, subject to shareholder approval (2006 ESPP). The 2006 ESPP would provide substantially all employees an opportunity to purchase shares of its common stock through payroll deductions of up to 10 percent of eligible compensation. The plan would provide for two annual six-month phases beginning December 1 and June 1, the grant dates. On May 31 and November 30, the exercise dates, participant account balances are used to purchase shares of stock at the lesser of 90 percent of the fair value of shares on the grant date or the exercise date. The employee stock purchase plan would expire September 20, 2016. A total of 5% of the outstanding shares at the time of the Company’s initial public offering plus the number of shares to be sold in this offering, but not including the shares available through the over-allotment option, would be available for purchase

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
under the 2006 ESPP. Stock sales under the 2006 ESPP will result in the recognition of compensation expense related to the discount provided.
Restricted stock: In April 2006, the Company awarded 20,000 shares of restricted stock to certain employees. The grants vest ratably over 5 years as long as the employees are employed by the Company. During the vesting period, the employee has voting rights and the right to receive dividends. The shares may not be sold, assigned, transferred, pledged or otherwise encumbered until they have vested. The Company is amortizing the $60 value of the restricted shares on the date of grant ratably over the five year vesting period. Unrecognized compensation expense related to the restricted stock grants was approximately $54 at September 30, 2006.
Stock options: Stock options under the 2005 Plan are subject to a vesting period of up to five years from the date of grant. Compensation expense is recognized on a straight-line basis over the vesting period. The exercise price for non-qualified stock options granted under the Plan may not be less than 50% of the fair market value of the Award Shares on the date of grant. No incentive stock option shall be granted under the Plan more than ten years after the date of adoption of the Plan. The term of an incentive stock option may not exceed ten years (or five years if issued to an optionee who owns or is deemed to own more than 10% of the combined voting power of all classes of the Company’s stock, a subsidiary, or any affiliate). The exercise price of an incentive stock option may not be less than the fair market value of the stock on the date the option is granted (or, in the event the optionee owns more than 10% of the combined voting power of all classes of stock, the option price shall not be less than 110% of the fair market value of the stock on the date the option is granted).
In addition to the options granted under the 2005 Plan, the Company has 6,500,000 options outstanding which were granted outside of the Company’s Plan.
Stock option activity for the nine months ended September 30, 2006 is as follows:

		Weighted	Weighted
		average	average
	Number of	exercise	remaining	Aggregate
	stock	price per	contractual	intrinsic
	options	share	term (in years)	value

Outstanding on December 31, 2005	7,879,500	$1.00
Granted	282,500	2.86
Exercised	(4,000)	1.00
Canceled	(272,500)	1.15

Outstanding on September 30, 2006	7,885,500	$1.06	9.13	$15,363

Vested or expected to vest at September 30, 2006	7,861,730	$1.06	8.89	$15,326

Exercisable at September 30, 2006	6,697,000	$1.00	9.04	$13,461

As of September 30, 2006, there was $705 of accumulated compensation expense related to nonvested stock options granted since the adoption of Statement No. 123R that has not yet been recognized. This amount is expected to be recognized as compensation expense over a weighted average period of 3.6 years.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
The weighted average grant date fair value of stock options granted during the nine months ended September 30, 2006 was $1.98. During the nine months ended September 30, 2006, 4,000 options, which had an intrinsic value of $8, were exercised for cash proceeds of $4. The Company issued new shares to satisfy this exercise. No options were exercised during the nine months ended September 30, 2005.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model with the following weighted average assumptions:

Nine months ended
September 30, 2006

Expected term (in years)	6.5
Risk free interest rate	4.67%
Expected volatility	63%
Expected dividend yield	0%
The Company used the Black-Scholes option pricing model to estimate the fair value of stock option awards. The Company applied a forfeiture rate of 2% when calculating the amount of options to vest as of September 30, 2006. This rate was based on comparable information for similar businesses. The expected term assumption used in the option pricing model was based on the “safe harbor” approach under SEC Staff Accounting Bulletin No. 107, where the “expected term = ((vesting term + original contractual term) / 2).” The expected stock price volatility assumption was based on the average volatilities of similar public companies. The risk free interest rate assumption was based on the implied yield currently available on U.S. Treasury zero coupon issues with remaining term equal to the expected term. A projected dividend yield of 0% was used in the valuation based on the historical experience of the Company.
On June 23, 2006 the Company modified two option grants. The grants were to two individuals who were members of the Board of Directors as of the original grant date. Under the terms of the original grant, if the individuals no longer served on the Board of Directors the options were to terminate. On June 23, 2006 these individuals ceased to be members of the Board, however, the Company agreed to allow the options to continue in effect in exchange for the individuals providing consulting services to the Company over the remaining vesting period. A total of 120,000 options were affected by this modification. Additional compensation expense of approximately $78 has been recognized related to this modification. Additional unrecognized compensation expense of approximately $178 is expected to be recognized over the next 25 months as a result of the modifications.
Total compensation recognized in the statement of operations for all stock-based compensation arrangements was $134 for the nine months ended September 30, 2006. The Company also recognized an income tax benefit of $33 for stock-based compensation during the same period. No stock-based compensation expense or income tax benefit was recognized during the nine months ended September 30, 2005.

NOTE 7.	ACQUISITIONS
Effective April 30, 2005, the Company acquired all of the outstanding members’ equity of US Bio Woodbury, a development stage company. This transaction allowed the Company to expedite its

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
expansion into the ethanol market. In addition, the site is close to major oil companies. The results of US Bio Woodbury ’s operations have been included in the consolidated financial statements since that date. In connection with the acquisition, USBE issued 1,500,000 shares of Class A common stock valued at $1,251 to the former owners of US Bio Woodbury. The value of the shares issued was determined based on the value established by recent stock transactions.
The following table summarizes the fair values of the assets acquired at the date of acquisition. Property and equipment acquired consisted primarily of the value assigned to a contract to build an ethanol plant, which will be depreciated over the estimated useful lives of the related assets once the plant is constructed and begins operations.

Cash	$204
Property and equipment	915
Deferred income taxes	132

Total assets acquired	$1,251

On May 1, 2005, the Company acquired all of the outstanding shares of United Bio Energy, LLC (UBE), 40% of which was owned by a shareholder of the Company. The acquisition of UBE moved the Company into the ethanol and distiller marketing, grain procurement, and into third-party management services. In addition to providing these services to third parties, the Company intends to use these services to manage its own ethanol plants. The results of UBE’s operations have been included in the consolidated financial statements since that date. In connection with the acquisition, USBE issued 5,000,000 shares of Class A common stock valued at $4,170 to the former owners of UBE. The value of the shares issued was determined based on the value established by recent stock transactions with unrelated parties. Finite life intangible assets of $2,600 were acquired, consisting of customer contracts and lists, with a weighted-average useful life of 4 years.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The goodwill was assigned to the services segment.

Current assets	$21,307
Property, plant and equipment	1,009
Other assets	490
Goodwill	2,445
Finite life intangible assets	2,600

Total assets acquired	27,851

Current liabilities	(22,656)
Long-term liabilities	(1,025)

Total liabilities assumed	(23,681)

Net assets acquired	$4,170

On March 31, 2006, the Company acquired all of the outstanding common shares of US Bio Hankinson, a development stage company. The operations of US Bio Hankinson have been included in

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
the Company’s consolidated statement of operations beginning April 1, 2006. US Bio Hankinson was formed in 2005 and will finance, own and operate an ethanol plant to be built near Hankinson, North Dakota. This transaction allows the Company to expedite its expansion into the ethanol market since the plant was already on a construction schedule and land options for site development were already in place.
The aggregate purchase price was $8,106, including $1,050 of cash and USBE’s Class A common stock valued at $7,056. The value of the 3,150,000 common shares issued was determined based on a valuation of USBE’s common stock using a discounted cash flow analysis.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Property and equipment acquired consisted primarily of the value assigned to a contract to build an ethanol plant, which will be depreciated over the estimated useful lives of the related assets once the plant is constructed and begins operations. The deferred tax liability relates to the amount assigned to property and equipment in excess of the tax basis of these assets.

Cash	$277
Receivable from related party — Fagen, Inc., an entity owned by a shareholder	1,050
Property and equipment	10,415

Total assets acquired	11,742
Deferred tax liability	(3,636)

Net assets acquired	$8,106

On April 30, 2006, the Company acquired all of the outstanding common shares of US Bio Platte Valley and US Bio Ord, entities which were partially owned by a shareholder of the Company. The results of operations have been included in the consolidated financial statements beginning on that date. US Bio Platte Valley is a 40 mmgy nameplate ethanol plant, expanding to 80 mmgy nameplate capacity, operating near Central City, Nebraska. US Bio Ord is a developmental stage company, formed to finance, own and operate a 45 mmgy nameplate ethanol plant near Ord, Nebraska. These transactions allow the Company to expedite its expansion into the ethanol market since US Bio Platte Valley’s initial plant has been operational since 2004 and its expansion at Central City, Nebraska and the new construction at Ord, Nebraska is in process. The primary factor that resulted in recognition of goodwill was the impact on the purchase price of the expected favorable spread between the sales price of ethanol and its co-products as compared to the related production costs.
The aggregate purchase price was $154,699, including $40,000 of cash and USBE’s Class A common stock valued at $114,699. The value of the 51,204,981 common shares to be issued was determined based on a valuation of USBE’s common stock using a discounted cash flow analysis.
The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. Property and equipment acquired includes the $9,333 value assigned to contracts to build the US Bio Ord ethanol plant and expand US Bio Platte Valley’s plant, which will be depreciated over the estimated useful lives of the related assets once the plants are constructed and begin operations. The deferred tax liability relates to the amount assigned to property and equipment in excess of the tax basis of these assets. The goodwill was allocated to the production segment.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)

Cash	$19,292
Other current assets	4,616
Property and equipment	113,802
Other assets	1,802
Goodwill	63,657

Total assets acquired	203,169

Current liabilities, excluding current maturities of long-term debt	(7,492)
Long-term debt	(24,412)
Deferred tax liability	(16,427)
Other long-term liabilities	(139)

Total liabilities assumed	(48,470)

Net assets acquired	$154,699

In connection with the above purchase price allocations for the operational ethanol plant and development stage ethanol companies acquired, the Company gathered information and compared the purchase prices for these acquisitions with the construction costs of the ethanol plants internally developed by the Company for which it had negotiated construction contracts at approximately the same time as these acquisitions. Based on this analysis, the Company determined that as of the dates of these acquisitions there had been a significant increase in the construction costs of ethanol plants, compared to the construction costs agreed upon under the construction contracts the Company acquired in these transactions and, even more so, as compared to the existing operating facilities at US Bio Platte Valley. Accordingly, significant portions of the purchase prices for these acquisitions have been allocated to property and equipment related items, including the operational plant at US Bio Platte Valley, the existing contracts acquired to build plants at US Bio Ord, US Bio Hankinson and US Bio Woodbury and the contract acquired to expand Platte Valley, which include site acquisition and development costs. No amounts were allocated to customer based intangibles, since these acquired entities had no favorable contracts or other relationships with customers that could not be obtained in the open market at the time of acquisition.
To the extent that identified assets relate to property and equipment related items, including plant construction, the Company will depreciate these amounts from the date the plant was acquired (in the case of Platte Valley) or placed into service, beginning in the 3rd quarter of 2006.
Unaudited pro forma consolidated results of operations for the nine months ended September 30, 2005 and 2006, as though US Bio Woodbury, UBE, US Bio Hankinson, US Bio Platte Valley and US Bio Ord had been acquired as of the beginning of each period, follows:

	2005	2006

Revenues	$83,588	$93,188
Net income	8,469	4,772
Basic earnings per common share	.11	.02

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)

NOTE 8.	CONDENSED SEGMENT INFORMATION
The Company’s reportable segments are distinguished by those business units that do or will manufacture ethanol and business units that provide marketing and management services. The “Production” segment includes the operations and construction activities of US Bio Platte Valley, US Bio Woodbury, US Bio Albert City, US Bio Hankinson, and US Bio Ord. The “Services” segment includes the marketing and management operations of UBE Services, United Bio Energy Ingredients, LLC and Provista. Subsequent to August 31, 2006, the activities of Provista have been accounted for under the equity method of accounting and, as such, the services segment assets no longer include the total assets of Provista other than the Company’s investment in Provista. The services segment revenues include the revenues for Provista on a consolidated basis through August 31, 2006 and only the Company’s equity in Provista’s earnings after that date. The “All Other” category in the following tables is primarily cash to be used towards the construction of ethanol plants and intersegment receivables. Intersegment revenue is recorded at the current market prices at the time of the transactions. A summary of segment balance sheet information as of December 31, 2005 and September 30, 2006 and segment statement of operations information for the nine months ended September 30, 2005 and 2006 is as follows:

	2005

	Production	Services	All other	Total

Revenues from external customers	$—	$10,046	$—	$10,046
Segment pretax income (loss)	(115)	159	(1,053)	(1,009)
Segment assets as of December 31, 2005	74,225	55,495	57,635	187,355

	2006

	Production	Services	All other	Total

Revenues from external customers	$48,319	$12,045	$—	$60,364
Intersegment revenue	—	316	—	316
Segment pretax income (loss)	11,044	(2,629)	(8,938)	(523)
Segment assets	440,550	25,357	76,523	542,430
During the nine months ended September 30, 2006, the Company had revenues from the following customers which represent over 10% of total revenue for the period:

	Segment

	Production	Services	Total

Valero	$7,837	$75	$7,912
Elbow River Marketing	6,137	64	6,201
Provista	10,185	—	10,185

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)

NOTE 9.	LONG-TERM DEBT
Long-term debt consists of the following at September 30, 2006:

Variable rate construction note to bank, bearing interest at 3.1% above the one month LIBOR, payable in quarterly interest payments through March 20, 2007 or upon completion of construction, collateralized by substantially all of the assets of US Bio Platte Valley(d)(e)	$18,435
Variable rate construction note to bank, bearing interest at 3.50% above the one month LIBOR, payable in quarterly interest payments through March 30, 2007 or upon completion of construction, collateralized by substantially all of the assets of US Bio Albert City(d)(e)	46,629
Variable rate construction note to bank, bearing interest at 3.50% above the one month LIBOR, payable in quarterly interest payments through March 30, 2007 or upon completion of construction, collateralized by substantially all of the assets of US Bio Woodbury(d)(e)	34,419
Variable rate term note to bank, bearing interest at 3.30% above the 3 month LIBOR, due in quarterly payments of principal and interest with a final balloon payment due on September 20, 2009, collateralized by substantially all of the assets of US Bio Platte Valley(a)(d)	13,727
Variable rate term note to bank, bearing interest at 3.80% above the 3 month LIBOR with an incentive pricing clause that will reduce the interest rate to a range from 2.80% to 3.30% above the 3 month LIBOR, due in quarterly payments of $552, which includes principal and interest to September 20, 2009, collateralized by substantially all of the assets of US Bio Platte Valley(d)	5,460
Community redevelopment revenue bonds(b)	3,582
14.50% Subordinated note payable, due in quarterly interest only payments through 2011 and thereafter in quarterly principal payments of $312, plus interest through 2015, collateralized by substantially all assets of US Bio Albert City(c)	5,000
14.50% Subordinated note payable, due in quarterly interest only payments through 2011 and thereafter in quarterly principal payments of $78, plus interest through 2015, collateralized by substantially all assets of US Bio Albert City(c)	1,250

128,502
Less current maturities	3,557

$124,945

(a)	US Bio Platte Valley has entered into an interest rate swap agreement with the bank which expires September 20, 2009, with an original notional amount of $16,450. The notional amount, which decreases over the term of the agreement as principal payments are made on the notes, was $259 at September 30, 2006. Under the swap agreement, US Bio Platte Valley pays interest at a fixed rate equal to 7.50% and receives interest at a variable rate equal to the 3 month LIBOR plus 3.30%. The swap agreement requires that payments be made or received quarterly.

(b)	US Bio Platte Valley is obligated to repay Community Redevelopment Revenue Bonds, issued by the Community Redevelopment Authority (Authority) of the City of Central City, Nebraska. The

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)

redevelopment contract requires semiannual interest and principal payments beginning June 1, 2006 through 2018. The bonds contain fixed interest rates ranging from 6.25% to 7.25%. Real estate taxes paid by US Bio Platte Valley and allocated to the Authority will be used by the Authority to pay principal and interest of the bonds. Although such real estate taxes are expected to be sufficient to repay the bonds, US Bio Platte Valley is obligated to pay any deficiency when due. The agreement is secured by a mortgage on US Bio Platte Valley’s real property which is subordinate to the variable term notes payable to bank and the revolving term note.

(c)	The Company must pay a prepayment penalty of up to 6.00% of the outstanding principal balance if the Company pays off the note prior to 2011.

(d)	The note contains a number of restrictive covenants to incur additional indebtedness, pay dividends, make investments or capital expenditures, enter into transactions with affiliates and other restrictions, including some financial covenants.

(e)	The Company must pay prepayment penalties up to 2% of the outstanding principal balances if the Company pays off the notes prior to 2009. The Company is also required to make mandatory quarterly prepayments using “excess cash flows”, as defined in the agreements.

Upon successful completion of the projects and written request, the construction notes will convert to revolving term notes and term notes with a five year maturity.

NOTE 10.	SERVICES AGREEMENTS
On May 23, 2006, the Company terminated a letter agreement with Capitaline Advisors, LLC (Capitaline) (a related party) pursuant to which Capitaline had the right to provide the Company financial advisory services in connection with any purchase, acquisition, sale or disposition of any properties or assets having an aggregate transaction value in excess of $5,000. Capitaline also had the right to provide financial advisory services in connection with any public securities offering by the Company. The termination agreement required a one-time fee of $4,800 to Capitaline, which was paid and expensed in the second quarter of 2006. For the nine months ended September 30, 2006, the Company also paid Capitaline $865 for employee services, aircraft use and office space under separate services agreements. These amounts are included in selling, general and administrative expenses.

NOTE 11.	COMMITMENTS AND CONTINGENCIES
In connection with the acquisition of US Bio Platte Valley, the Company is required to pay additional consideration of $35,000 in cash if the Company does not go effective with a qualifying registration statement for an initial public offering of its Class A common stock by June 30, 2007.
On August 10, 2006, the Company entered into a master design-build agreement with Fagen, Inc., a related party, that provides build slots for the Company’s Hankinson facility and the Company’s four facilities in development. On August 1, the Company entered into another master design-build agreement with Fagen Inc. that provides the Company with a number of additional build slots through 2010. These agreements supersede a previous master design-build agreement with Fagen Inc. dated January 31, 2005.

US BioEnergy Corporation

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
Pursuant to these agreements, the Company entered into agreements with Fagen, Inc. in September 2006 to design and build 100 mmgy plants at the Dyersville, Hankinson and Janesville facilities. In connection with the Company’s acquisitions of Platte Valley and Ord, the Company assumed agreements with Fagen Inc. to the expand the Platte Valley facility and construct the Ord facility. As of September 30. 2006, the remaining commitments to Fagen, Inc. for the above agreements and the construction of the Albert City and Woodbury facilities totaled approximately $374,000. For the nine months ended September 30, 2006, the Company paid Fagen, Inc. $134,400 on these contracts.
In June 2006, the Company began leasing office space from CHS Inc., a related party, for approximately $12 per month. Lease payments increase to approximately $20 per month in November 2006. The initial term of the lease expires in May 2011. The Company also purchased $5,500 of grain from CHS Inc. during the nine months ended September 30, 2006.
From time to time, the Company is involved in litigation and administrative proceedings which arise in the ordinary course of its business. Recently, a former equity holder of Platte Valley, which was acquired in April 2006, asserted claims against the Company, Ron Fagen and an entity controlled by Mr. Fagen relating to the acquisition of Platte Valley alleging, among other things, fraud and breach of fiduciary duty. No complaint has been filed in this matter, and management believes the claims lack merit. Management does not believe that any of the matters in which the Company is currently involved, either individually or in the aggregate, are likely to have a material adverse effect on the Company’s business, results of operations and financial condition.

United Bio Energy, LLC

Report of independent registered public accounting firm
To the Board of Directors
United Bio Energy, LLC
Inver Grove Heights, Minnesota
We have audited the accompanying consolidated statements of operations, members’ equity and cash flows of United Bio Energy, LLC (Company) for the period from January 1, 2005 to April 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, changes in members’ equity and cash flows of United Bio Energy, LLC for the period from January 1, 2005 to April 30, 2005, in conformity with U.S. generally accepted accounting principles.

Sioux Falls, South Dakota
June 21, 2006
McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

United Bio Energy, LLC

Independent auditors’ report
To the Board of Directors
United Bio Energy, LLC
We have audited the accompanying consolidated balance sheet of United Bio Energy, LLC as of December 31, 2004, and the related consolidated statements of operations, members’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Bio Energy, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.
As discussed in Note 10 to the financial statements, the 2004 financial statements have been restated to reflect revenue at net amounts (on an as agent basis) instead of gross amounts, to remove certain intangibles recorded upon the initial capitalization of the Company and the subsequent amortization of those intangibles and to reclassify long-term debt to short-term.

Wichita, Kansas
February 18, 2005 except for Notes 9 and 10,
     as to which the date is July 14, 2006.

United Bio Energy, LLC

Consolidated balance sheet
December 31, 2004

2004

(dollars in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$412
Accounts receivable, less allowance for doubtful accounts of $145	13,118
Related party receivables	7
Receivables, employees	18
Inventories	7,505
Prepaid expenses	186

Total current assets	21,246

Property and Equipment, at cost
Buildings and improvements	263
Computers	136
Equipment	112
Furniture and fixtures	150
Software	90
Vehicles and trailers	49

800
Less accumulated depreciation	121

Total property and equipment	679

Other Assets
Investments	96
Property held for sale	89
Deposits	58
Debt issuance costs, less accumulated amortization of $13	198
Intangibles, less accumulated amortization of $275	275

Total other assets	716

Total	$22,641

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Related party payables	$1,589
Accounts payable	13,202
Note payable to related party	315
Note payable to bank	6,356
Accrued expenses and other current liabilities	476

Total current liabilities	21,938

Commitments and Contingencies
Members’ Equity
Member capital contributions	1,550
Accumulated deficit	(847)

703

Total	$22,641

See notes to consolidated financial statements.

United Bio Energy, LLC

Consolidated statements of operations
Year ended December 31, 2004 and period from January 1, 2005 to April 30, 2005

	2004	2005

	(dollars in thousands)
Revenues:
Product sales	$30,777	$3,592
Services and commissions	4,876	2,849

Total revenues	35,653	6,441

Cost of goods sold:
Cost of product sales	30,412	3,489
Cost of services and commissions	3,209	2,926

Total cost of goods sold	33,621	6,415

Gross profit	2,032	26
Selling, general and administrative expenses	2,714	1,043

Operating loss	(682)	(1,017)

Other income (expense):
Interest expense	(219)	(119)
Loss on investments	(4)	—
Other income	58	—

	(165)	(119)

Net loss	$(847)	$(1,136)

Pro forma amounts as if the Company were a taxable entity (unaudited):
Pro forma income tax benefit	$—	$—
Pro forma net loss	(847)	(1,136)
See notes to consolidated financial statements.

United Bio Energy, LLC

Consolidated statements of members’ equity (deficit)
Year ended December 31, 2004 and period from January 1, 2005 to April 30, 2005

	Class A		Class B
					Accumulated
	Units	Amount	Units	Amount	deficit	Total

	(dollars in thousands)
Balance, December 31, 2003	—	$—	—	$—	$—	$—
Capital contributions:
ICM Marketing, Inc.	2,325,000	—	—	—	—	—
Fagen Management, LLC	—	—	1,550,000	1,550	—	1,550
Net loss	—	—	—	—	(847)	(847)

Balance, December 31, 2004	2,325,000	—	1,550,000	1,550	(847)	703
Net loss	—	—	—	—	(1,136)	(1,136)

Balance, April 30, 2005	2,325,000	$—	1,550,000	$1,550	$(1,983)	$(433)

See notes to consolidated financial statements.

United Bio Energy, LLC

Consolidated statements of cash flows
Year ended December 31, 2004 and period from January 1, 2005 to April 30, 2005

	2004	2005

	(dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(847)	$(1,136)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	139	66
Amortization	288	116
Loss on disposal of assets	3	—
Loss on investments	4	—
Changes in working capital components, net of assets contributed and liabilities assumed at inception:
Accounts receivable	(6,808)	688
Related party and employee receivables	149	—
Inventories	(5,392)	43
Prepaid expenses	(185)	60
Deposits	(58)	(46)
Accounts payable	6,879	665
Accrued expenses and other current liabilities	98	153

Net cash provided by (used in) operating activities	(5,730)	609

Cash Flows from Investing Activities
Purchases of property and equipment	(682)	(396)
Proceeds from sale of equipment	74	—
Disbursements resulting in notes receivable	—	(235)
Purchases of certificates of deposit	—	(100)
Purchase of investment	(100)	—

Net cash used in investing activities	(708)	(731)

Cash Flows from Financing Activities
Increase in checks written on controlled disbursement accounts	—	154
Debt issuance costs paid	(211)	(28)
Payments on notes payable	(1,369)	(313)
Increase in note payable to related party	315	—
Advances under notes payable	6,356
Cash portion of capital contributions:
ICM Marketing, Inc.	759	—
Fagen Management, LLC	1,000	—

Net cash provided by (used in) financing activities	6,850	(187)

Net increase (decrease) in cash and cash equivalents	412	(309)
Cash and Cash Equivalents
Beginning	—	412

Ending	$412	$103

See notes to consolidated financial statements.

United Bio Energy, LLC

Consolidated statements of cash flows (continued)
Year ended December 31, 2004 and period from January 1, 2005 to April 30, 2005

	2004	2005

	(dollars in thousands)
Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$182	$118

Supplemental Disclosures of Noncash Investing and Financial Activities ICM Marketing, Inc.:
Assets contributed and liabilities assumed, recorded at historical cost:
Cash	$759	$—
Accounts receivable	6,309	—
Due from related parties	175	—
Inventory	2,113	—
Prepaid expenses	1	—
Property and equipment, including property held for sale	302	—
Accounts payable	(7,912)	—
Accrued expenses	(378)	—
Short-term note payable	(1,369)	—

Net assets contributed for member units issued	$—	$—

Fagen Management, LLC:
Assets contributed, recorded at fair value:
Cash	$1,000	$—
Intangible assets	550	—

Assets contributed for member units issued	$1,550	$—

See notes to consolidated financial statements.

United Bio Energy, LLC

Notes to consolidated financial statements
(Dollars in thousands)

NOTE 1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of business: United Bio Energy, LLC and subsidiaries (together referred to herein as the Company) provides general and plant management, grain origination, ethanol and ethanol co-product marketing and risk consulting services to ethanol plants. The Company enters into agreements with plants to sell grain in amounts necessary for the plant’s production needs and to purchase ethanol and ethanol co-products in amounts equal to the plant’s production. To fulfill these obligations, the Company enters into contracts with grain producers and oil companies for the purchase of grain and sale of ethanol, respectively.
United Bio Energy, LLC (UBE) was formed in November 2003 by ICM Marketing, Inc. (60% ownership) and Fagen Management, LLC (40% ownership). On January 1, 2004, United Bio Energy, LLC assumed all assets and liabilities of ICM Marketing, Inc., which were recorded at the carrying value to ICM Marketing, Inc. since ICM Marketing, Inc. and UBE were under common control. Certain other assets (cash and intangibles) were contributed by Fagen Management, LLC and accounted for at fair value under the purchase method of accounting.
A summary of significant accounting policies follows:
Principles of consolidation: The consolidated financial statements include UBE and its wholly-owned subsidiaries, United Bio Energy Fuels, LLC, United Bio Energy Grain, LLC, United Bio Energy Ingredients, LLC, United Bio Energy Management, LLC and United Bio Energy Trading, LLC. All material intercompany balances and transactions have been eliminated in the consolidation.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates significant to the financial statements include the allowance for doubtful accounts.
Revenue recognition: Revenues from the sale of grain, ethanol and related products are recorded when title of the products transfer to the end user. In accordance with the Company’s agreements for the procurement of grain and marketing of ethanol and related products for its customers, the Company pays for the products and shipping costs, and bills the end user for the products delivered. The Company recognizes revenues on these transactions on a net basis as commissions which represent the fixed margin between the amounts billed and amounts paid.
Revenue from management, trading and group buying services provided to customers is recognized on a monthly basis as earned. Amounts billed or received prior to being earned are recorded as deferred revenue.
The Company also engages in commodity buying and selling under contracts that do not earn a fixed margin. The Company recognized revenues and costs on these transactions on a gross basis when title of the products transfer to the end user.
The Company receives quarterly incentive payments in connection with its plant management agreements. Incentive payments are recognized quarterly as income due to termination provisions in the agreements and adjusted at the end of the plant’s fiscal year for the actual results of operations for the full fiscal year.

United Bio Energy, LLC

Notes to consolidated financial statements
(Dollars in thousands)
Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
Accounts receivable and bad debts: Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions.
The Company’s policy is to charge interest on trade receivables outstanding over 30 days; accrual of interest is discontinued when management believes collection is doubtful. Receivables are considered past due based upon payment terms set forth at the date of the related sale. The Company had trade receivables of $166 as of December 31, 2004, which were 60 days or more past due and still accruing interest. The Company had no past due trade receivables as of December 31, 2004, for which the accrual of interest had been discontinued.
Inventories: Inventories are stated at lower of cost, using the first-in and first-out (FIFO) method, or market. Inventories as of December 31, 2004 consist primarily of $6,445 of ethanol finished goods and $1,060 of distillers grains finished goods, which are in transit.
Depreciation: Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Estimated useful lives generally used in computing depreciation are:

Years

Buildings and improvements	10 - 39
Equipment	5 - 7
Furniture and fixtures	5 - 7
Computers and software	3 - 5
Vehicles	5
Income taxes: The Company operates as a limited liability company that is taxed as a partnership; therefore, the results of operations are included on the income tax returns of each individual member.
Advertising: The Company’s policy is to expense advertising costs as the costs are incurred. Advertising costs for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005 were $58 and $4, respectively.
Segment reporting: The Company is managed as a single reportable segment.
Fair value of financial instruments: The carrying amounts reported on the balance sheet for cash and cash equivalents, receivables, investments, accounts and note payable and accrued interest approximate their fair values due to the short maturity of the instruments.
Debt issuance costs: Debt issuance costs are amortized over the term of the related debt instrument by a method that approximates the interest method. Amortization expense for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005 was $13 and $25, respectively. Estimated amortization expense is expected to be as follows: for the period from May 1, 2005 to December 31, 2005 $54; for the year ended 2006 $80; and for the year ended 2007 $67.
Finite life intangible assets: Finite life intangibles at December 31, 2004 consist of customer contracts and lists of $550, recognized at estimated fair value at the date contributed by Fagen Management,

United Bio Energy, LLC

Notes to consolidated financial statements
(Dollars in thousands)
LLC, net of accumulated amortization of $275. Finite life intangible assets are reviewed for impairment if certain impairment conditions arise. Finite life intangible assets are amortized on a straight-line basis over their estimated useful lives of 2 years. Amortization expense for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005 was $275 and $91, respectively. Estimated amortization expense is expected to be $184 for the period from May 1, 2005 to December 31, 2005.
NOTE 2.     MEMBER UNITS
At December 31, 2004, there were 2,325,000 Class A member units and 1,550,000 Class B member units outstanding. Each Class A and B unit are entitled to one vote each. Under the Company’s operating agreement, the Company has five managers, of which three are appointed by Class A unit holders and two by Class B unit holders. Profits and losses are allocated to members in proportion to the number of units held by each member.
NOTE 3.     COMMODITY FUTURES CONTRACTS
During 2004, the Company engaged in grain derivative (futures contracts) trading activity intended to take advantage of grain pricing opportunities from, and minimize the risk of, trading in the market. The derivatives are marked to market, resulting in immediate recognition of the resulting gain or loss. The value of open contracts are included in inventories. During the year ended December 31, 2004, these activities resulted in net gains of $86. The gains are reported in cost of product sales. The Company has categorized cash flows related to hedging activities in the same category as the item being hedged. There was no futures contract trading activity during the period from January 1, 2005 to April 30, 2005.
NOTE 4.     NOTES PAYABLE
The note payable to related party at December 31, 2004 consisted of a loan from ICM, Inc. for funds advanced for operating expenses. The note has a variable interest rate (5.00% at December 31, 2004), is payable on demand and is unsecured.
The note payable to bank consists of an asset-based lending agreement with LaSalle Business Credit, LLC (LaSalle) with maximum borrowings allowed of $20,000, limited to a percentage of accounts receivable, at a variable interest rate (6.25% at December 31, 2004). The agreement matures on November 4, 2007, however, LaSalle may reduce the maximum line of credit or make demand for repayment prior to maturity. The line of credit is collateralized by substantially all assets of the Company. The agreement requires that the Company maintain certain levels of tangible net worth and earnings. The agreement provides for up to $2,000 of letters of credit. At December 31, 2004, the Company had no letters of credit. Under the terms of the agreement, checks presented for payment against the specified controlled disbursement accounts are treated as requests for advances against the agreement. Amounts on deposit in specified lockbox accounts are recognized as reductions in the outstanding note balances. ICM, Inc. and Fagen, Inc. (related parties) have guaranteed up to $4,000 of debt under the agreement.
NOTE 5.     LEASES
The Company leases rail cars and office space under operating leases. The Company then rents most of the rail cars to customers as provided for under its services agreements with ethanol plants. Rent

United Bio Energy, LLC

Notes to consolidated financial statements
(Dollars in thousands)
expensed and collected during the year ended December 31, 2004 was $2,596 and $2,261, respectively, for a net rent expense of $335. Net rent expense for the period from January 1, 2005 to April 30, 2005 was $192. The Company is responsible for repairs and maintenance on the rail cars, as well as damages that are assessed at the end of the lease term.
Future minimum lease payments as of April 30, 2005 are due as follows:

May 1, 2005 to December 31, 2005	$1,830
2006	2,467
2007	1,031
2008	295
2009	267
Thereafter	927

$6,817

NOTE 6.     COMMITMENTS AND CREDIT RISK
Forward purchase contracts: Unrealized gains and losses on forward contracts are deemed “normal purchases and normal sales” under Financial Accounting Standards Board Statement No. 133, as amended and, therefore, are not recognized in the Company’s financial statements.
Credit risk: The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade account receivables. The Company maintains cash balances at four financial institutions. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100. At times, the Company’s bank balances may exceed $100.
The Company extends credit to customers. A substantial portion of its customers’ ability to honor its contracts is dependent upon the ethanol industry.
Sales by product and service for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005 were as follows:

	2004	2005

Ethanol	$15,692	$348
Distillers grains	1,940	576
Corn	6,963	1,688
Other commodities	6,182	980
Services	1,426	1,354
Commissions	3,450	1,495

	$35,653	$6,441

Activity from one customer represented $5,144 of revenues (14% of revenues) for the year ended December 31, 2004.
Settlement: The Company negotiated a $1,090 settlement for a claim from a customer related to ethanol purchases. The expense for this claim was recognized as of March 31, 2005 and is included in cost of services and commissions.

United Bio Energy, LLC

Notes to consolidated financial statements
(Dollars in thousands)
NOTE 7.     RELATED PARTY BALANCES
At December 31, 2004, the Company had receivables from companies with common ownership of $934, accounts payable to a company with common ownership of $1,589, and a note payable to a company with common ownership of $315.
Interest expense of $16 and $5 was incurred to a related party on funds advanced for operating expenses under a promissory note at a variable interest rate (4.75% at April 30, 2005) for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005, respectively.
The Company earned commissions from related parties of $1,956 and $838, respectively, for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005.
NOTE 8.     RETIREMENT PLAN
The Company sponsors a profit sharing plan covering full-time and part-time employees. Contributions are made at the Company’s discretion. Profit sharing expense was $39 and $68 for the year ended December 31, 2004 and the period from January 1, 2005 to April 30, 2005, respectively.
NOTE 9.     SUBSEQUENT EVENT
Effective May 1, 2005, US BioEnergy Corporation acquired all of the outstanding member interests of the Company by issuing 5,000,000 shares of its Class A common stock.
NOTE 10.     RESTATEMENT
The Company sells grain, ethanol and related products to its customers. The Company previously reported such sales and related cost of sales on a gross basis. However, the Company never takes delivery of these products, the amount the Company earns on these transactions is fixed, and the Company has minimal credit risk in these transactions. Accordingly, the Company has restated its 2004 financial statements to report these transactions on a net basis (as an agent), which revenues represent the net margin on the transactions. Gross billings previously reported for these transactions were $337,041 for the year 2004, which resulted in services and commissions revenues of $4,876, after restatement.
The 2004 financial statements have been restated to reflect cost of services and commissions separate from selling, general and administrative expenses.
The Company restated its 2004 financial statements to reflect products in transit as inventory rather than a completed sale. The effect of the restatement is to reduce accounts receivable by $6,905 and increase inventory by $6,851. The net effect of this change is a reduction of equity of $54 as of December 31, 2004, and a decrease in net income of $54 for the year 2004.
The assets contributed by ICM Marketing, Inc. were adjusted to reflect consistent treatment of inventory in transit resulting in the following adjustment: reduction of accounts receivable by $1,509; increase in inventory by $1,456; increase in goodwill of $54. The goodwill was not recorded on the books of the Company. The net effect of this change is an increase in net income of $54 for the year 2004.
The Company restated its 2004 financial statements to reflect the controlling ownership of the Company by ICM Marketing, Inc. upon formation. Management had previously considered the formation and contribution of assets and liabilities by ICM Marketing, Inc. and Fagen Management, LLC as a simultaneous transaction, and recorded the intangible assets contributed by both members to

United Bio Energy, LLC

Notes to consolidated financial statements
(Dollars in thousands)
reflect their proportionate ownership. However, since the transfer between ICM Marketing, Inc. and the Company involves entities under common control, the assets and liabilities contributed by ICM Marketing, Inc. were recorded by the Company at ICM Marketing, Inc.’s historical cost at the date of the transfer. The effect of the restatement was to eliminate all goodwill and intangible assets contributed by ICM Marketing, Inc. upon the initial capitalization of the Company. Accordingly, intangible assets were reduced by $750 and goodwill was reduced by $1,273 as of January 1, 2004. Amortization of intangible assets for the year 2004 was reduced by $491. The net effect of these changes was a reduction in equity of $1,531 as of December 31, 2004, and an increase in net income of $491 for the year 2004.
The December 31, 2004 balance sheet has also been restated to properly reflect the classification of short-term debt. The note payable to bank was previously classified as long-term.

ICM Marketing, Inc.

Independent auditors’ report
To the Board of Directors
ICM Marketing, Inc.
We have audited the accompanying consolidated statement of operations, changes in shareholders’ equity and cash flows of ICM Marketing, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of ICM Marketing, Inc. for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Wichita, Kansas
July 14, 2006

ICM Marketing, Inc.

Consolidated statement of operations
Year ended December 31, 2003

2003

(dollars in thousands)
Revenues:
Product sales	$34,107
Services and commissions	1,057

Total revenues	35,164

Cost of goods sold:
Cost of product sales	33,747
Cost of services and commissions	968

Total cost of goods sold	34,715

Gross profit	449
Operating expenses	682

Operating loss	(233)
Other expenses:
Interest expense	(74)

Net loss	$(307)

See notes to consolidated financial statements.

ICM Marketing, Inc.

Consolidated statement of changes in shareholders’ equity
Year ended December 31, 2003

		Additional
	Common	paid-in	Retained
	stock	capital	earnings

	(dollars in thousands)
Balance, December 31, 2002	$800	$204	$(204)
Capital contributions	—	225	—
Net loss	—	—	(307)

Balance, December 31, 2003	$800	$429	$(511)

See notes to consolidated financial statements.

ICM Marketing, Inc.

Consolidated statement of cash flows
Year ended December 31, 2003

2003

(dollars in thousands)
Cash Flows from Operating Activities
Net loss	$(307)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	79
Loss on disposal of assets	2
Unrealized loss on cash contracts	71
(Increase) decrease in:
Accounts receivable	146
Prepaid expenses	375
Inventories	(1,896)
Commodity brokerage account	(15)
Due from related parties	(143)
Increase (decrease) in:
Accounts payable	938
Accrued expenses and other current liabilities	141

Net cash used in operating activities	(609)

Cash Flows from Investing Activities
Purchases of equipment	(188)
Increase in employee loans	(1)

Net cash used in investing activities	(189)

Cash Flows from Financing Activities
Net advances on line of credit	911
(Decrease) in note payable to related party	(500)
Capital contribution	225

Net cash provided by financing activities	636

Net decrease in cash and cash equivalents	(162)
Cash and Cash Equivalents
Beginning of year	878

End of year	$716

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$72
See notes to consolidated financial statements.

ICM Marketing, Inc.

Notes to consolidated financial statements
(Dollars in thousands)

NOTE 1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of business: ICM Marketing, Inc. (the “Company”), located in Colwich, Kansas, provides grain marketing services primarily to ethanol plants throughout the country.
A summary of significant accounting policies follows:
Principles of consolidation: The consolidated financial statements include the Company and its majority owned subsidiary, United Bio Energy, LLC. All significant intercompany balances and transactions have been eliminated in the consolidation.
Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
Accounts receivable: The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on historical experience and current economic conditions.
The Company’s policy is to charge simple interest on trade receivables outstanding over 30 days; accrual of interest is discontinued when management believes collection is doubtful. Receivables are considered past due based upon payment terms set forth at the date of the related sale.
Inventories: Inventories at December 31, 2003 include products in transit which the Company has taken title. Inventories are stated at lower of cost, using the first-in and first-out (FIFO) method, or market.
Depreciation: Property, plant and equipment are depreciated using declining balance methods over the estimated useful life of each asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. Maintenance and repairs are charged to expense as incurred and major replacements or betterments are capitalized.
Income taxes: The Company has elected S corporation status. Earnings, losses and tax credits are included in the income tax returns of the shareholders and taxed depending on their tax strategies. Therefore, no provision or liability for federal income taxes has been included in these financial statements.
Revenue recognition: Revenues from the sale of grain, ethanol and related products are recorded when title of the products transfer to the end user. In accordance with the Company’s agreements for the procurement of grain and marketing of ethanol and related products for its customers, the Company pays for the products and shipping costs, and bills the end user for the products delivered. The Company recognizes revenues on these transactions on a net basis as commissions when the amount earned is a fixed margin between the amounts billed and amounts paid. Revenue from management, trading and group buying services provided to customers is recognized on a monthly basis as earned.

ICM Marketing, Inc.

Notes to consolidated financial statements
(Dollars in thousands)
The Company also engages in commodity buying and selling under contracts that do not earn a fixed margin. The Company recognized revenues and costs on these transactions on a gross basis when title of the products transfer to the end user.
Advertising: The Company’s policy is to expense advertising costs as the costs are incurred. Advertising costs for the year ended December 31, 2003 were $2.
Segment reporting: The Company is managed as a single reportable segment.

NOTE 2.	COMMODITY FUTURES CONTRACTS
The Company engages in grain derivative (futures contracts) trading activity intended to take advantage of grain pricing opportunities from, and minimize the risk of, trading in the market. The derivatives that are designated as trading account activity are marked to market, resulting in immediate recognition of the resulting gain or loss. During the year ended December 31, 2003, these activities resulted in net gains of $88. The gains are reported in cost of product sales.

NOTE 3.	RELATED PARTY TRANSACTIONS
The Company leases its facilities from the major shareholder under a month-to-month lease. During the year ended December 31, 2003, the Company paid rent of $60 to the shareholder.
On January 1, 2003, the Company entered into an employee lease agreement and management agreement with ICM Ventures, Inc. ICM Ventures, Inc. handles all employment related activities and leases employees to the Company, as well as provides management services to the Company. As part of the agreements, in exchange for management fees paid by the Company, ICM Ventures, Inc. is responsible for all employee and payroll related expenses. The total amount incurred under the agreements during the year ended December 31, 2003 was $876.
Related party balances consist of the following as of December 31, 2003:

Receivables from companies with common ownership	$145
Receivables from companies with common management	1,070
Accounts payable to a company with common ownership	365
Services and commissions from companies with common ownership	631

NOTE 4.	LEASES
The Company leases equipment and buildings under month-to-month operating leases. Total rent expense during the year ended December 31, 2003 was $143.
Future minimum lease payments as of December 31, 2003: 2004 $72.

NOTE 5.	RETIREMENT PLAN
The Company sponsors a profit sharing plan covering full-time and part-time employees. Contributions are made at the Company’s discretion. Sponsorship of the plan terminated December 31, 2002 and the successor sponsor was ICM Ventures, Inc.

ICM Marketing, Inc.

Notes to consolidated financial statements
(Dollars in thousands)

NOTE 6.	CONCENTRATION OF CREDIT RISK
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade account receivables. The Company maintains cash balances at two financial institutions. Accounts at these institutions are secured by the Federal Deposit Insurance Corporation up to $100. At times, the Company’s bank balance may exceed $100.
Product sales for the year ended December 31, 2003 consisted of the following products:

		Percentage
Product	Amount	of revenue

Ethanol	$16,325	46%
Corn	6,100	17
Other commodities	11,682	33
The Company extends credit to customers in the normal course of business. A substantial portion of its customers’ ability to honor their contracts is dependent upon the ethanol industry.

NOTE 7.	SUBSEQUENT EVENTS
The employee lease and management agreements with ICM Ventures, Inc. were terminated effective January 1, 2004.
On January 1, 2004, the Company assumed the assets and liabilities of ICM Risk Management, Inc. which was owned by the Company’s majority stockholder. Immediately thereafter, United Bio Energy, LLC assumed all assets and liabilities of ICM Marketing, Inc. On May 1, 2005, the outstanding shares of United Bio Energy, LLC were acquired by US BioEnergy Corporation which issued 5,000,000 shares of its Class A common stock valued at $4,170 to the former owners of United Bio Energy, LLC.

Platte Valley Fuel Ethanol, LLC

Report of independent registered public accounting firm
To the Board of Directors
US BioEnergy Corporation
Inver Grove Heights, Minnesota
We have audited the accompanying consolidated balance sheets of Platte Valley Fuel Ethanol, LLC and subsidiary as of December 31, 2004 and 2005 and the related consolidated statements of operations, members’ equity and cash flows for each year in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Platte Valley Fuel Ethanol, LLC and subsidiary as of December 31, 2004 and 2005 and the results of their operations and their cash flows for each year in the three year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Sioux Falls, South Dakota
June 9, 2006
McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Platte Valley Fuel Ethanol, LLC

Consolidated balance sheets
December 31, 2004 and 2005

	2004	2005

	(dollars in thousands)
ASSETS
Current Assets
Cash and cash equivalents	$3,738	$20,552
Receivables	3,338	1,418
Inventories	1,522	2,237
Prepaid expenses	526	560
Derivative financial instruments	41	—

Total current assets	9,165	24,767

Other Assets
Restricted cash held in escrow	1,004	—
Interest rate swap	—	238
Debt issuance costs, net of amortization of $29 in 2004 and $126 in 2005	507	410

	1,511	648

Property and Equipment, net	56,255	55,682

	$66,931	$81,097

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$5,720	$3,388
Accounts payable	1,772	1,624
Accrued property taxes	322	835
Other accrued expenses	439	461
Derivative financial instruments	—	8

Total current liabilities	8,253	6,316

Long-term Liabilities
Long-term debt, less current maturities	26,976	21,800
Interest rate swap	223	—

	27,199	21,800

Minority Interest in Subsidiary	—	2,624

Commitments and Contingencies
Members’ Equity
Member capital contributions	25,499	25,499
Retained earnings	5,980	24,858

	31,479	50,357

Total liabilities and members’ equity	$66,931	$81,097

See notes to consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Consolidated statements of operations
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

	(dollars in thousands)
Revenues:
Product sales	$—	$47,718	$84,581
Other revenues, incentive income	—	8,188	5,109

Total revenues	—	55,906	89,690
Cost of goods sold, product sales	—	46,917	66,347

Gross profit	—	8,989	23,343
Selling, general and administrative expenses	43	1,320	1,776

Operating income (loss)	(43)	7,669	21,567

Other income (expense):
Interest expense	—	(1,681)	(1,559)
Interest income	21	2	301
Other income	—	12	31

	21	(1,667)	(1,227)

Income (loss) before minority interest	(22)	6,002	20,340
Minority interest in net loss of subsidiary	—	—	38

Net income (loss)	$(22)	$6,002	$20,378

Pro forma amounts as if the Company were a taxable entity (unaudited):
Pro forma income tax expense	$—	$2,200	$7,700
Pro forma net income (loss)	(22)	3,802	12,678
See notes to consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Consolidated statements of members’ equity
Years ended December 31, 2003, 2004 and 2005

(dollars in thousands)
Members’ equity, December 31, 2002	$—
Issuance of members’ units for cash and subscriptions receivable	25,499
Subscriptions receivable	(6,309)
Net loss	(22)

Members’ equity, December 31, 2003	19,168
Collection of subscriptions receivable	6,309
Net income	6,002

Members’ equity, December 31, 2004	31,479
Net income	20,378
Member distributions	(1,500)

Members’ equity, December 31, 2005	$50,357

See notes to consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Consolidated statements of cash flows
Years ended December 31, 2003, 2004 and 2005

	2003	2004	2005

	(dollars in thousands)
Cash Flows From Operating Activities
Net income (loss)	$(22)	$6,002	$20,378
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	—	2,791	4,335
Amortization		29	97
Minority interest in net loss of subsidiary	—	—	(38)
Changes in current assets and liabilities:
Receivables	—	(3,338)	1,920
Inventories	—	(1,522)	(715)
Prepaid expenses	—	(526)	(34)
Derivative financial instruments	—	182	(412)
Accounts payable	—	1,575	(90)
Accrued expenses	—	606	535

Net cash provided by (used in) operating activities	(22)	5,799	25,976

Cash Flows From Investing Activities
(Increase) decrease in restricted cash held in escrow	(362)	(281)	1,004
Purchases of property and equipment	(21,306)	(35,553)	(3,820)

Net cash used in investing activities	(21,668)	(35,834)	(2,816)

Cash Flows From Financing Activities
Proceeds from long-term debt	2,500	33	—
Principal payments on long-term debt	—	(661)	(7,508)
Proceeds from short-term debt	—	33,628	3,744
Principal payments on short-term debt	—	(5,000)	(3,744)
Debt issuance cost paid	—	(536)	—
Capital contributed	19,190	6,309	—
Member distributions	—	—	(1,500)
Proceeds from minority interest in subsidiary	—	—	2,662

Net cash provided by (used in) financing activities	21,690	33,773	(6,346)

Net increase in cash and cash equivalents	—	3,738	16,814
Cash and Cash Equivalents
Beginning of year	—	—	3,738

End of year	$—	$3,738	$20,552

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, of which $210 was capitalized in 2004	$—	$1,568	$2,046
Supplemental Disclosure of Noncash Investing and Financing Activities
Conversion of short-term debt to long-term debt	$—	$27,900	$—
Property and equipment acquired through accounts payable	10,133	197	139
Property and equipment acquired through subordinated note payable to a member	—	1,835	—
Property and equipment acquired through accrued expenses	155	—	—
Restricted cash held in escrow resulting from long-term debt	361	—	—
See notes to consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)

NOTE 1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of business: Platte Valley Fuel Ethanol, LLC, a Nebraska limited liability company, owns and operates a 40 million gallon nameplate annual production ethanol plant located in Central City, Nebraska.
A summary of significant accounting policies follows:
Principles of consolidation: The consolidated financial statements include the accounts of Platte Valley Fuel Ethanol, LLC and its 50.2% owned subsidiary, Val-E Ethanol, LLC, which was formed on May 2, 2005 to develop and operate a 45 million gallon nameplate annual production ethanol plant near Ord, Nebraska. Platte Valley Fuel Ethanol, LLC and Val-E Ethanol, LLC are collectively referred to as the “Company”. All material intercompany accounts and transactions have been eliminated in consolidation.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue recognition: Revenue from the production of ethanol and related products is recorded when title transfers to customers. Ethanol and related products are generally shipped FOB shipping point.
The Company receives incentives to produce ethanol from the State of Nebraska and from the United States Department of Agriculture. In accordance with the terms of these arrangements, incentive income is recorded based on the increase in the production level of ethanol.
Expense classification: Cost of goods sold primarily includes costs for raw material, inbound freight charges, purchasing and receiving costs, inspection costs, shipping costs, other distribution expenses, warehousing costs, plant management and hourly compensation costs, general facility overhead charges, and commissions paid to marketers.
Selling, general and administrative expenses consists primarily of salaries and expenses for management and accounting employees as well as fees paid to outside service providers such as legal, audit and consulting firms.
Cash and cash equivalents: For purposes of reporting cash flows, the Company considers all cash and money market accounts to be cash equivalents, except for restricted cash held in escrow.
Receivables: Receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of outstanding amounts on a monthly basis. When deemed necessary, management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts along with a general reserve. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received. As of December 31, 2004 and 2005, there was no allowance for uncollectible amounts.
Inventories: Corn, chemicals, supplies and work in process inventories are stated at the lower of cost or market on the first-in first-out method. Ethanol and distillers grains are stated at the lower of average cost or market.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
Derivative financial instruments: The Company hedges a portion of its future corn, natural gas and denaturant purchases to the extent considered necessary for minimizing risk from market price fluctuations. Exchange-traded futures contracts and forward contracts in which delivery of the related commodity has occurred, are valued at fair market value. The Company is hedging its exposure with forward and futures contracts through 2006. Unrealized gains and losses on forward contracts, in which delivery has not occurred, are deemed “normal purchases and normal sales” under Financial Accounting Standards Board (FASB) Statement No. 133, as amended, and therefore, are not marked to market in the Company’s financial statements. Market value adjustments are recorded directly to current earnings through cost of goods sold. For the years ended December 31, 2003, 2004 and 2005, the Company recorded an expense of $0, $3,655 and $808, respectively, in connection with its hedging activities.
The fair value of the Company’s interest rate swap agreement is recognized as either an asset or liability in the consolidated balance sheets, with changes in fair value reported in interest expense in the consolidated statements of operations.
The Company has categorized cash flows related to hedging activities in the same category as the item being hedged.
Restricted cash held in escrow: Restricted cash held in escrow consists of cash balances restricted by debt agreements for property and equipment purchases and long-term debt payments.
Debt issuance costs: Debt issuance costs are amortized over the term of the related debt instrument by a method which approximates the interest method. Amortization of debt issuance costs was $0, $29 and $97 during 2003, 2004 and 2005, respectively. Future amortization of debt issuance costs, based on debt outstanding as of December 31, 2005, is expected to be as follows: 2006 $97; 2007 $97; 2008 $97; 2009 $71; 2010 $5; and thereafter $43.
Property and equipment: Property and equipment is stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

Years

Land improvements	20
Buildings	20
Machinery and equipment	5-20
Office furniture and equipment	5-10
Construction in progress will be depreciated once construction is completed and the assets are placed into service, which is expected to occur in 2006.
Income taxes: The Company is taxed under sections of federal and state income tax laws which provide that, in lieu of corporation income taxes, the members account for their prorata shares of the Company’s items of income, deductions, losses and credits. Therefore, the accompanying consolidated financial statements do not include any provision for federal or state income taxes.
Advertising costs: Advertising costs are expensed when incurred and totaled $0, $11 and $12 for 2003, 2004 and 2005, respectively.
Fair value of financial instruments: The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, receivables, restricted cash held in escrow, accounts payable and accrued interest approximate their fair values due to the short maturity of the instruments. Fair values for

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered for debt with similar terms and underlying collateral. The total carrying value of long-term debt reported on the balance sheet approximates its fair value. Fair values for derivative financial instruments and the interest rate swap are determined based on quoted market prices and such instruments are recorded at fair value on the accompanying balance sheets.
Segment reporting: The Company is managed as a single reportable segment.
Recent accounting pronouncement: In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs. FASB Statement No. 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FASB Statement No. 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, FASB Statement No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of FASB Statement No. 151 are effective for fiscal years beginning after June 15, 2005. The Company does not expect the implementation of FASB Statement No. 151 to have a material effect on the Company’s consolidated financial position or results of operations.
NOTE 2.     RECEIVABLES
A summary of receivables at December 31 is as follows:

	2004	2005

Trade	$1,594	$1,248
Incentive	1,261	41
Broker	398	90
Other	85	39

	$3,338	$1,418

NOTE 3.     INVENTORIES
A summary of inventories at December 31 is as follows:

	2004	2005

Corn	$295	$349
Chemicals	228	235
Supplies	253	615
Work in process	448	254
Ethanol	297	779
Distillers grains	1	5

	$1,522	$2,237

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
NOTE 4.     PROPERTY AND EQUIPMENT
A summary of property and equipment at December 31 is as follows:

	2004	2005

Land and land improvements	$4,999	$5,857
Buildings	13,879	13,983
Machinery and equipment	39,893	40,091
Office furniture and equipment	274	316
Construction in progress	—	2,560

	59,045	62,807
Less accumulated depreciation	2,790	7,125

	$56,255	$55,682

NOTE 5.     NOTE PAYABLE
The Company has a loan agreement with a Bank that provides for a revolving line of credit of $5,000, subject to renewal on December 8, 2006, and two construction term notes as described in Note 6. The revolving line of credit bears interest at 3.80% above the 1 month LIBOR rate (7.80% at December 31, 2005) with an incentive pricing clause that will reduce the interest rate to a range from 2.80% to 3.30% above the 1 month LIBOR if the Company maintains specified debt to net worth ratio levels. The agreement is secured by substantially all of the Company’s assets and matures on September 20, 2009. The agreement contains restrictive covenants concerning the maintenance of certain financial ratios and limits the amount of cash distributions that may be paid to the members to no more than 40% (65% once retained earnings exceeds outstanding debt) of the previous fiscal year’s net income or that amount which would result in the Company at the time of distribution, remaining in compliance with any of the covenants set forth in the agreement, and ongoing financial reporting requirements to the lender. Prepayment of outstanding borrowings prior to September 2007 would result in a prepayment penalty of up to 3%. The Company is required to make additional principal payments based on an excess cash flow requirement as defined in the agreement. In addition, the agreement provides for an unused commitment fee of 0.20% of the average unused portion of the note. As of December 31, 2004 and 2005, no amounts were outstanding under the revolving line of credit.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
NOTE 6.     LONG-TERM DEBT

	2004	2005

Variable rate term note to bank, bearing interest at 3.30% above the 3 month LIBOR (7.80% at December 31, 2005), due in quarterly payments of principal and interest with a final balloon payment due on September 20, 2009, collateralized by substantially all of the assets of the Company(a)	$16,122	$14,776
Variable rate term note to bank, bearing interest at 3.80% above the 3 month LIBOR with an incentive pricing clause that will reduce the interest rate to a range from 2.80% to 3.30% above the 3 month LIBOR (7.30% at December 31, 2005), due in quarterly payments of $552, which includes principal and interest to September 20, 2009, collateralized by substantially all of the assets of the Company	11,117	6,743
Community redevelopment revenue bonds(b)	3,669	3,669
Subordinated note payable to a member, paid in full in 2005	1,788	—

	32,696	25,188
Less current maturities	(5,720)	(3,388)

	$26,976	$21,800

(a)	The Company entered into an interest rate swap agreement with the bank effective June 21, 2004 and expiring September 20, 2009, with an original notional amount of $16,450. The notional amount, which decreases over the term of the agreement as principal payments are made on the notes, was $16,122 at December 31, 2004 and $14,776 at December 31, 2005. Under the swap agreement, the Company pays interest at a fixed rate equal to 7.50% and receives interest at a variable rate equal to the 3 month LIBOR plus 3.30% (7.80% as of December 31, 2005). The swap agreement requires payments be made or received quarterly. The fair value of the swap agreement was recorded as an asset (liability) of $(223) and $238 as of December 31, 2004 and 2005, respectively.

(b)	The Company is obligated to repay Community Redevelopment Revenue Bonds, issued by the Community Redevelopment Authority (Authority) of the City of Central City, Nebraska. The redevelopment contract requires interest only payments in 2004 and 2005 and semiannual interest and principal payments beginning June 1, 2006 through 2018. The bonds contain fixed interest rates ranging from 6.25% to 7.25%. Real estate taxes paid by the Company and allocated to the Authority will be used by the Authority to pay principal and interest of the bonds. Although such real estate taxes are expected to be sufficient to repay the bonds, the Company is obligated to pay any deficiency when due. The agreement is secured by a mortgage on the Company’s real property which is subordinate to the variable term notes payable to bank and the revolving term note.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
Long-term debt maturities are as follows:

Years ending December 31,

2006	$3,388
2007	3,580
2008	3,781
2009	11,552
2010	229
Thereafter	2,658

$25,188

NOTE 7.     MEMBERS’ EQUITY
Platte Valley Fuel Ethanol, LLC sold membership units during 2003 for a total of $25,499 and at December 31, 2003 had $6,309 of membership subscriptions receivable which were offset against members’ equity. The outstanding subscriptions receivable were collected in 2004. At December 31, 2004 and 2005, there were 509.97 membership units outstanding. The Company is managed by a Board of Managers and the operating agreement provides that the profits and losses of Platte Valley Fuel Ethanol, LLC are allocated in proportion to the membership units held. Members do not have rights to take part in the management of the Company. Transfers of membership units are prohibited except as provided for under the operating agreement. Platte Valley Fuel Ethanol, LLC has perpetual duration, unless it is dissolved and its affairs wound up in accordance with law or pursuant to its operating agreement.
NOTE 8.     EMPLOYEE BENEFIT PLAN
The Company has a defined contribution plan available to its qualified employees. The Company matches 100% of the contributions of qualified employees up to 3% of the eligible salary of each employee. Company contributions totaled $0, $25 and $37 for the years ended December 31, 2003, 2004 and 2005, respectively.

NOTE 9.	RELATED PARTY TRANSACTIONS, COMMITMENTS AND CONTINGENCIES AND CONCENTRATIONS
The Company’s Central City, Nebraska plant was constructed by one of its members for a total contract price of approximately $51,000. Construction was substantially complete as of May 2004 when production began. As of December 31, 2004, the Company owed the member $197, which was paid in 2005.
The Company recorded interest expense of $0, $29 and $35 related to a subordinated note payable to a member for the years ended December 31, 2003, 2004 and 2005, respectively, with related accrued interest payable of $29 and $0 as of December 31, 2004 and 2005, respectively.
The Company purchases a substantial portion of its denaturant from one of its members. Denaturant purchases from the member were $0, $1,683 and $2,080 for the years ended December 31, 2003, 2004 and 2005, respectively. Accounts payable related to these purchases totaled $149 and $14 at December 31, 2004 and 2005, respectively.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
The Company markets all of its ethanol through United Bio Energy, LLC (UBE). The term of the agreement is for a one year period with automatic renewal for successive one year terms, unless either party gives written notice within 90 days prior to the expiration of the current term. The agreement includes provisions that require rail car leases be entered into by the marketer for the benefit of the Company. Upon termination of the marketing agreement, the Company is required to assume the leases and be obligated to the terms and conditions of the leases. As of December 31, 2005, the marketer leases 120 rail cars through March 31, 2007 with automatic renewals for successive 36 month terms unless canceled by either party. For the years ended December 31, 2003, 2004 and 2005, respectively, the Company incurred $0, $486 and $733 under the lease agreement. Future minimum lease payments on the railroad cars are $698 in 2006 and $175 in 2007. See Note 10 for subsequent acquisition of the Company by US BioEnergy Corporation, the parent of UBE.
The Company enters into forward ethanol contracts to manage the risk of price volatility. At December 31, 2005, the Company had entered into contracts to sell approximately 35,000,000 gallons of ethanol at an average price of $1.70 per gallon.
The Company has an agreement with UBE to provide management services of essentially all of the day to day activities of its plant for a minimum of $350 per year. The agreement is renewable annually and includes incentive bonuses based on the profitability of the Company, with a maximum of $350 per year. Under this agreement, the Company incurred $0, $327 and $734, which included incentive bonuses of $0, $0 and $350 for the years ended December 31, 2003, 2004 and 2005, respectively.
The Company has an agreement with UBE to purchase approximately 15 million bushels of corn per year. The agreement is renewable annually, unless either party gives written notice within 90 days prior to the expiration of the current term. As of December 31, 2005, the Company had outstanding commitments to purchase approximately 11,500,000 bushels of corn at an average price of $2.13 per bushel under forward contracts.
The Company has an agreement to purchase all electric energy requirements for an annual minimum charge of $115 until the agreement expires in May 2008. For the years ended 2003, 2004 and 2005, the Company incurred $0, $633 and $1,006, respectively, under the agreement.
At December 31, 2005, the Company had outstanding commitments to purchase approximately 640,000 MMBTU of natural gas at an average price of $9.52 per MMBTU.
The Company receives an incentive payment from the United States Department of Agriculture (USDA) for the use of corn to produce ethanol. In accordance with the terms of this program, income is recorded based on incremental production of ethanol compared to the prior year. The incentive is calculated on the USDA fiscal year of October 1 to September 30 and paid quarterly. Incentive revenue from the USDA of $0, $5,390 and $2,311 was recorded for the years ended December 31, 2003, 2004 and 2005, respectively. The USDA issued notice that incentive payments for use of corn to produce ethanol will end in June 2006.
The Company also receives an incentive credit from the State of Nebraska (State) to produce ethanol. In accordance with the terms of this program, income is recorded based on the increase in gallons of ethanol produced. Incentive revenue of $0, $2,798 and $2,798 was recorded for the years ended December 31, 2003, 2004 and 2005, respectively.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
At December 31, 2005, the Company had construction in progress to construct additional grain storage bins, with a remaining commitment of $534.
Substantially all of the Company’s facilities are subject to federal, state and local regulations relating to the discharge of materials into the environment. Compliance with these provisions has not had, nor does management expect to have, any material effect upon operations. Management believes that the current practices and procedures for the control and disposition of such wastes comply with applicable federal and state requirements.
In December 2005, the Company entered into a contract for excavation and site improvements for the Val-E Ethanol, LLC ethanol plant. The agreement requires total payments of $1,573. As of December 31, 2005, construction costs of $139 were incurred under the contract and are included in accounts payable. Also see Note 10.
In the ordinary course of business, the Company is party to claims and litigation. Management believes these matters will not have a material effect on the operations of the Company.
Net sales for the years ended December 31, 2003, 2004 and 2005 include sales to the following major customers, together with the receivables due from those customers:

	Years ended December 31,

Customer	2003	2004	2005

UBE for ethanol	$—	$40,997	$74,886
Marketer for wet distillers grains, a related party	—	6,721	9,682

	$—	$47,718	$84,568

	Receivable balance
	as of December 31,

Customer	2004	2005

UBE	$1,449	$1,089
Marketer for wet distillers grains, a related party	146	159

	$1,595	$1,248

As of December 31, 2004 and 2005, the Company had cash balances in excess of federally insured limits at one commercial bank which totaled approximately $4,900 and $21,300, respectively.
NOTE 10.     SUBSEQUENT EVENTS (UNAUDITED)
Construction contract— Val-E Ethanol, LLC: In January 2006, the Company entered into a design-build contract with one of its members for the design, engineering and construction for the Val-E Ethanol, LLC ethanol plant. The agreement requires total payments of approximately $52,000, not including the water pre-treatment system and fire protection system which will be provided pursuant to a change order on a time and materials basis.
In January 2006, the Company obtained a commitment from a bank for the financing of the Val-E Ethanol, LLC ethanol plant. The financing package includes a construction and variable term loan for 60% of the total project costs limited to $42,840 with an operating line of credit of $5,000 and letters of credit up to $1,000.

Platte Valley Fuel Ethanol, LLC

Notes to consolidated financial statements
(Dollars in Thousands)
Plant expansion: In April 2006, the Company entered into a design-build contract with one of its members for expansion of its ethanol plant located in Central City, Nebraska, to 80 million gallon nameplate annual production. The agreement requires total payments of approximately $43,000, not including the water pre-treatment system and fire protection system which will be provided pursuant to a change order on a time and materials basis.
In June 2006, the Company obtained a commitment letter from a bank for the financing of the related expansion. The financing package includes a construction and variable term loan for the lesser of $46,300 or 40% of member’s equity, an operating line of credit for $5,000 and letters of credit up to $1,000.
Acquisition by US BioEnergy Corporation: The Company and the 49.8% minority interest of Val-E Ethanol, LLC were acquired by US BioEnergy Corporation (USBE) as of April 30, 2006 for consideration of $40,000 in cash, 51,204,981 shares of USBE Class A common stock valued at $114,699, and additional consideration of $35,000 in cash if USBE does not go effective with a qualifying registration statement for an initial public offering of its Class A common stock by June 30, 2007. If USBE has not filed a qualifying registration statement as of December 20, 2006, the former members of the Company have the right to terminate and unwind the acquisition by delivery of written notice to USBE by December 28, 2006.

Platte Valley Fuel Ethanol, LLC

Condensed consolidated balance sheets

	December 31,	March 31,
	2005	2006

	(dollars in thousands)
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$20,552	$16,371
Receivables	1,418	2,384
Inventories	2,237	2,517
Prepaid expenses	560	456

Total current assets	24,767	21,728

Other Assets
Interest rate swap	238	379
Debt issuance costs, net	410	411

	648	790

Property and Equipment, net	55,682	65,265

	$81,097	$87,783

LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Current maturities of long-term debt	$3,388	$3,408
Accounts payable	1,624	3,244
Accrued property taxes	835	1,051
Other accrued expenses	461	787
Derivative financial instruments	8	140

Total current liabilities	6,316	8,630

Long-term Liabilities
Long-term debt, less current maturities	21,800	21,005

Minority Interest in Subsidiary	2,624	12,384

Commitments and Contingencies
Members’ Equity
Member capital contributions, 509.97 units issued and outstanding	25,499	25,499
Retained earnings	24,858	20,265

	50,357	45,764

Total liabilities and members’ equity	$81,097	$87,783

See notes to condensed consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Condensed consolidated statements of operations
Three months ended March 31, 2005 and 2006

	2005	2006

	(dollars in thousands)
	(unaudited)
Revenues:
Product sales	$20,405	$24,100
Other revenues, incentive income	1,963	—

Total revenues	22,368	24,100
Cost of goods sold, product sales	16,448	17,038

Gross profit	5,920	7,062
Selling, general and administrative expenses	247	1,617

Operating income	5,673	5,445

Other income (expense):
Interest expense	(114)	(324)
Interest income	—	297
Other income	3	3

	(111)	(24)

Income before minority interest	5,562	5,421
Minority interest in net income of subsidiary	—	(14)

Net income	$5,562	$5,407

Pro forma amounts as if the Company were a taxable entity (unaudited):
Pro forma income tax expense	$2,100	$2,000
Pro forma net income	3,462	3,407
See notes to condensed consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Condensed consolidated statements of cash flows
Three months ended March 31, 2005 and 2006

	2005	2006

	(dollars in thousands)
	(unaudited)
Cash Flows From Operating Activities
Net income	$5,562	$5,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,075	1,077
Amortization	—	24
Minority interest in net income of subsidiary	—	14
Changes in current assets and liabilities:
Receivables	(1,222)	(966)
Inventories	(425)	(280)
Prepaid expenses	(203)	104
Derivative financial instruments	(332)	(9)
Accounts payable	(528)	1,750
Accrued expenses	(7)	542

Net cash provided by operating activities	3,920	7,663

Cash Flows From Investing Activities
Decrease in restricted cash	1,004	—
Purchases of property and equipment	(237)	(10,790)

Net cash provided by (used in) investing activities	767	(10,790)

Cash Flows From Financing Activities
Debt issuance costs paid	—	(25)
Principal payments on long-term debt	(3,435)	(775)
Member distributions	(1,500)	(10,000)
Proceeds from minority interest in subsidiary	—	9,746

Net cash used in financing activities	(4,935)	(1,054)

Net decrease in cash and cash equivalents	(248)	(4,181)
Cash and Cash Equivalents
Beginning of period	3,738	20,552

End of period	$3,490	$16,371

See notes to condensed consolidated financial statements.

Platte Valley Fuel Ethanol, LLC

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
NOTE 1.     BASIS OF PRESENTATION
The accompanying condensed consolidated financial statements include the accounts of Platte Valley Fuel Ethanol, LLC and its 50.2% owned subsidiary, Val-E Ethanol, LLC, which are collectively referred to as the “Company”. All material intercompany accounts and transactions have been eliminated in consolidation.
The accompanying condensed consolidated balance sheet as of December 31, 2005, which has been derived from audited financial statements, and the unaudited March 31, 2005 and 2006 condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the periods presented.
Management is required to make certain estimates and assumptions which affect the amounts of assets, liabilities, revenue and expenses the Company has reported, and its disclosure of contingent assets and liabilities at the date of the financial statements. The results of the interim periods are not necessarily indicative of the results for the full year. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus for the year ended December 31, 2005.
Recently issued accounting standards: In July 2006 the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. This interpretation provides that the financial statement effects of a tax position shall initially be recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. This interpretation also may require additional disclosures related to tax positions taken.
The provisions of FIN 48 are effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. Management is currently evaluating the impact of adopting FIN 48 on the Company’s financial statements but does not expect the adoption of this statement to be significant to the financial statements.

Platte Valley Fuel Ethanol, LLC

Notes to condensed consolidated financial statements (unaudited)
(Dollars in thousands, except per share data)
NOTE 2.     INVENTORIES
A summary of inventories is as follows:

	December 31,	March 31,
	2005	2006

Corn	$349	$470
Chemicals	235	278
Supplies	615	695
Work in process	254	285
Distillers grains	5	14
Ethanol	779	775

	$2,237	$2,517

NOTE 3.     CONTINGENCY
In the ordinary course of business, the Company is party to claims and litigation. Management believes these matters will not have a material effect on the operations of the Company.
NOTE 4.     SUBSEQUENT EVENT
The Company and the 49.8% minority interest of Val-E Ethanol, LLC were acquired by US BioEnergy Corporation (USBE) as of April 30, 2006 for consideration of $40,000 in cash, 51,204,981 shares of USBE Class A common stock valued at $114,699, and additional consideration of $35,000 in cash if USBE does not go effective with a qualifying registration statement for an initial public offering of its Class A common stock by June 30, 2007. If USBE has not filed a qualifying registration statement as of December 20, 2006, the former members of the Company have the right to terminate and unwind the acquisition by delivery of written notice to USBE by December 28, 2006.
In April 2006, the Company entered into a design-build contract with one of its members for expansion of its ethanol plant located near Central City, Nebraska, to 80 million gallon nameplate annual production. The agreement requires total payments of approximately $43,000, not including the water pre-treatment system and fire protection system which will be provided pursuant to a change order on a time and materials basis.
In June 2006, the Company obtained a commitment letter from a bank for the financing of the related expansion. The financing package includes a construction and variable term loan for the lesser of $46,300 or 40% of member’s equity, an operating line of credit for $5,000 and letters of credit up to $1,000.

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A development stage company)

Report of independent registered public accounting firm
To the Board of Directors
US BioEnergy Corporation
Inver Grove Heights, Minnesota
We have audited the statements of operations, members’ equity and cash flows of US Bio Woodbury, LLC (formerly Superior Corn Products, LLC) (a development stage company) for the period from January 1, 2005 to April 30, 2005 and for the period from October 1, 2004 to April 30, 2005 that are incorporated into the accompanying financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, changes in members’ equity and cash flows of US Bio Woodbury, LLC (formerly Superior Corn Products, LLC) for the period from January 1, 2005 to April 30, 2005 and for the period from October 1, 2004 to April 30, 2005, in conformity with U.S. generally accepted accounting principles.

Sioux Falls, South Dakota
June 10, 2006
McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A development stage company)

Independent Auditor’s Report
To the Board of Directors
Superior Corn Products, LLC
Lake Odessa, Michigan
We have audited the statements of operations, changes in members’ equity and cash flows of Superior Corn Products, LLC (a development stage Michigan company) for the period from January 15, 2004 (date of organization) to September 30, 2004 that are incorporated into the accompanying financial statements. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based upon our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Superior Corn Products, LLC for the period from January 15, 2004 (date of organization) to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Christianson & Associates, PLLP
Willmar, Minnesota
January 6, 2005

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A development stage company)

Statements of operations

		Period from
		January 15, 2004
	Period from	(date of
	January 1, 2005	organization)
	to April 30, 2005	to April 30, 2005

	(dollars in thousands)
Revenues:
Interest income	$1	$3
Expenses:
General and administrative	101	307

Net loss	$(100)	$(304)

See notes to financial statements.

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A development stage company)

Statement of Members’ Equity

			Deficit
			accumulated
	Membership		during the
			development
	Units	Amount	stage	Total

	(dollars in thousands)
Issuance of membership units on January 15, 2004 (date of organization) for consulting fees	360	$30	$—	$30
Issuance of membership units through September 30, 2004 for cash	480	600	—	600
Redemption of membership units on July 1, 2004	(240)	—	—	—
Net loss	—	—	(204)	(204)

Balance, December 31, 2004	600	630	(204)	426
Net loss	—	—	(100)	(100)

Balance, April 30, 2005	600	$630	$(304)	$326

See notes to financial statements.

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A development stage company)

Statements of cash flows

		Period from
		January 15, 2004
	Period from	(date of
	January 1, 2005	organization)
	to April 30, 2005	to April 30, 2005

	(dollars in thousands)
Cash Flows From Operating Activities
Net loss	$(100)	$(304)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	—	1
Deferred offering costs expensed	42	42
Consulting fees for membership units	—	30
Changes in current assets and liabilities:
Accounts payable	(42)	25
Accrued expenses	(24)	—

Net cash used in operating activities	(124)	(206)

Cash Flows From Investing Activities
Purchase of land options	—	(11)
Purchase of property and equipment	(40)	(136)

Net cash used in investing activities	(40)	(147)

Cash Flows From Financing Activities
Deferred offering costs paid	—	(42)
Subscription deposits received	63	754
Return of subscription deposits	(754)	(754)
Cash received for membership units issued	—	600

Net cash provided by (used in) financing activities	(691)	558

Net increase (decrease) in cash	(855)	205
Cash
Beginning of period	1,060	—

End of period	$205	$205

Supplemental Schedule of Noncash Investing and Financing Activities
Property and equipment purchases in accounts payable	$31	$31
See notes to financial statements.

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A Development Stage Company)

Notes to financial statements
(Dollars in thousands)

NOTE 1.	NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Nature of business: US Bio Woodbury, LLC (formerly Superior Corn Products, LLC) (a development stage Michigan limited liability company) (Company) was organized to build a 45 million gallon nameplate ethanol plant near Lake Odessa, Michigan. As of April 30, 2005, the Company was in the development stage with its efforts being principally devoted to organizational and equity raising activities.
A summary of the Company’s significant accounting policies follows:
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes: The Company is treated as a partnership for federal and state income tax purposes and generally does not incur income taxes. Instead, the Company’s earnings and losses are included in the income tax returns of the Company’s members. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.
Organizational and start up costs: Organizational and start up costs are expensed as incurred.
Deferred offering costs: The Company records incremental direct costs to issue equity as an asset until the equity is issued, at which time such costs would be offset against equity raised. The Company expenses deferred offering costs when the consummation of the offering is not probable or the offering is aborted. The Company expensed deferred offering costs of $42 during the period from January 1 to April 30, 2005.

NOTE 2.	MEMBERS’ EQUITY
The Company was organized on January 15, 2004 with one class of members and membership units. Additional classes of membership interests and units may be created and issued as the Board of Managers determines necessary.

NOTE 3.	RELATED PARTY TRANSACTIONS
In February 2004, the Company hired an affiliated company related to a member for project coordination services, at a contracted rate of $5 per month. The Company incurred $20 and $25 under this contract during the periods from January 1, 2005 to April 30, 2005 and January 15, 2004 to April 30, 2005, respectively.
The Company had land options with related parties to purchase land near Lake Odessa, Michigan. Consideration of $11 was paid for the options which were capitalized with the purchase price of the land and exercised subsequent to April 30, 2005. The remaining $539 balance of the purchase price was paid in common stock of US BioEnergy Corporation in August 2005 (see Note 5).

US Bio Woodbury, LLC (formerly Superior Corn Products, LLC)
(A Development Stage Company)

Notes to financial statements
(Dollars in thousands)

NOTE 4.	COMMITMENTS
The Company has an agreement for various design and construction services for its ethanol plant. The Company began construction in August 2005 and anticipates total project costs of approximately $60,000.

NOTE 5.	SUBSEQUENT EVENT
Effective April 30, 2005, US BioEnergy Corporation acquired all the outstanding member interests of the Company by issuing 1,500,000 shares of its Class A common stock.

Part II

Information not required in prospectus

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee, and The NASDAQ Global Market listing fee, are estimates.

SEC registration fee		$32,100
NASD filing fee		$30,500
NASDAQ listing fee and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees and expenses	$	*
Directors and officers insurance premiums	$	*
Miscellaneous fees and expenses	$	*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
Our amended and restated articles of incorporation (the “Articles”), and bylaws require us to indemnify our officers and directors to the fullest extent permitted by applicable law. The indemnification provisions of the South Dakota Business Corporation Act (the “SDBCA”) are summarized as follows:

(a) The SDBCA permits us to indemnify an officer or director who is a party to a proceeding by reason of being an officer or director against liability incurred in the proceeding if the officer or director:

(1) acted in good faith; and

(2) reasonably believed:

(i) in the case of conduct in an official capacity, that the conduct was in our best interests;

(ii) in all other cases, that the conduct was at least not opposed to our best interests; and

(3) in the case of any criminal proceeding, had no reasonable cause to believe the conduct was unlawful.

The termination of a proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the person did not meet the relevant standard of conduct.

Part II

(b) The SDBCA further permits us to indemnify an officer or director against liability to any person for any action taken, or any failure to take any action, as a director or officer, except liability arising out of conduct that constitutes:

(1) receipt of a financial benefit to which the officer or director is not entitled;

(2) an intentional infliction of harm on us or our shareholders; or

(3) an intentional violation of criminal law.

We also may not indemnify directors for liability arising out of unlawful distributions.

(c) The SDBCA does not permit us to indemnify an officer or director:

(1) in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the officer or director has met the relevant standard of conduct, discussed in (a) above; or

(2) in connection with any proceeding with respect to conduct for which the officer or director was adjudged liable on the basis that the officer or director received a financial benefit to which the officer or director was not entitled, whether or not involving action in his or her official capacity.

(d) Under the SDBCA, we may pay for or reimburse the reasonable expenses incurred in defending a proceeding in advance of the final disposition thereof if the officer or director receiving the advance delivers to us: (1) a written affirmation of the officer’s or director’s good faith belief that he or she has met the relevant standard of conduct; and (2) a written undertaking to repay the advance if it is ultimately determined that such person was not entitled to indemnification or did not meet the standard of conduct.

(e) Under the SDBCA, we may not indemnify an officer or director in respect of a proceeding described in (a) or (b) above unless it is first determined that indemnification is permissible because the person has met the relevant standard of conduct. Such determination shall be made:

(1) if there are two or more disinterested directors, by the board of directors, by a majority vote of all the disinterested directors, a majority of whom shall constitute a quorum for such purpose, or by a majority of the members of a committee of two or more disinterested directors that is appointed by a majority of the disinterested directors;

(2) by special legal counsel:

(i) selected in the manner prescribed by (1) above; or

(ii) if there are fewer than two disinterested directors, selected by the board of directors, in which selection directors who do not qualify as disinterested directors may participate; or

(3) by the shareholders, but shares owned by or voted under the control of a director who at the time does not qualify as a disinterested director may not be voted.

Authorization of the indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if there are fewer than two disinterested directors or if the determination is made by special legal counsel, authorization of indemnification shall be made by those entitled to select special legal counsel.

Part II

Indemnification can also be ordered by a court if the court determines that indemnification is fair and reasonable to indemnify the officer or director. Notwithstanding the foregoing, every officer or director who has been wholly successful, on the merits or otherwise, in defense of a proceeding described in (a) or (b) above is entitled to be indemnified as a matter of right against reasonable expenses incurred in connection with the proceeding.

Our Articles also contain a provision that limits the liability of our directors for money damages to the fullest extent permitted by South Dakota law. The SDBCA permits a corporation to provide that its directors will not be liable to the corporation or its shareholders for monetary damages for any action taken, or the failure to take any action, as directors, except for liability:

➢	for the amount of a financial benefit received by a director to which the director is not entitled;

➢	an intentional infliction of harm on the corporation or its shareholders;

➢	a violation of Section 47-1A-833 of the Act (relating to unlawful distributions); or

➢	an intentional violation of criminal law.

In addition, under the SDBCA, our directors are not liable to us or our shareholders for any decision to take or not to take action, or any failure to take action, as a director, unless it can be established that the provisions described in the immediately preceding paragraph do not preclude such liability and that the challenged conduct was the result of:

➢	action not in good faith;

➢	a decision which the director did not reasonably believe to be in our best interests or as to which the director was not properly informed;

➢	a lack of objectivity due to the director’s familial, financial, or business relationship with, or a lack of independence due to the director’s domination or control by, another person having a material interest in the challenged conduct;

➢	a sustained failure of the director to devote attention to ongoing oversight of the business and affairs of the corporation, or a failure to devote timely attention, by making, or causing to be made, appropriate inquiry; or

➢	receipt of a financial benefit to which the director was not entitled or any other breach of the director’s duties to deal fairly with us or our shareholders that is actionable under applicable law.
We also have directors’ and officers’ liability insurance coverage which insures our directors and officers against specific liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES
During the three-year period preceding the date of filing of this registration statement, we have issued securities in the transactions described below without registration under the Securities Act. These securities were offered and sold by us in reliance upon exemptions from the registration requirements provided by Section 4(2) of the Securities Act and Regulation D under the Securities Act relating to sales not involving any public offering and/or Rule 701 under the Securities Act relating to transactions occurring under compensatory benefit plans. The transactions described in this Item 15 were made without general solicitation or advertising and no underwriter was employed in connection with any of these transactions. Restrictive legends, which indicate that the shares are not registered and may not be

Part II

sold, assigned, pledged, encumbered or otherwise transferred without registration or an exemption from registration, were affixed to the share certificates issued in all of the transactions described in this Item 15.

➢	on April 30, 2006, in connection with a business combination transaction, we issued an aggregate 44,999,981 shares of our class A common stock to 38 members of Platte Valley Fuel Ethanol, LLC in exchange for 100% of the membership interests in Platte Valley Fuel Ethanol, LLC;

➢	also on April 30, 2006, in connection with a business combination transaction, we issued an aggregate 6,205,000 shares of our class A common stock to seven members of Val-E Ethanol, LLC in exchange for 49.8% of the outstanding membership interests in Val-E Ethanol, LLC;

➢	on March 31, 2006, we sold an aggregate of 44,700,000 shares of our class A common stock to 15 investors at a price of $2.00 per share for a total purchase price of $89,400,000;

➢	also on March 31, 2006, in connection with a business combination transaction, we issued an aggregate of 5,648,250 shares of our class A common stock to 42 members of Gold Energy, LLC in exchange for 100% of the outstanding class A and class B membership units in Gold Energy, LLC;

➢	on November 28, 2005, in connection with the service of certain CHS Inc. representatives on our Board of Directors, we issued options to purchase an aggregate of 60,000 shares of our common stock to CHS Inc.; one-third of the options vest annually, and once vested, the options are exercisable at an exercise price of $1.00 per share; the options expire on November 28, 2012;

➢	on November 17, 2005, in connection with the termination of an administrative services agreement between us and US Bio Resource Group, LLC, we issued options to purchase an aggregate of 6,500,000 shares of our common stock to Capitaline Advisors, LLC and Global Ethanol, Inc.; the options are fully vested and exercisable at an exercise price of $1.00 per share and expire on November 17, 2015;

➢	also on November 17, 2005, we entered into a subscription agreement with CHS Inc. pursuant to which we issued 35,000,000 shares of our class A common stock for a total purchase price of $35,000,000;

➢	in August and September 2005, we sold an aggregate of 56,235,000 shares of our class A common stock to 56 investors at a price of $1.00 per share, for a total purchase price of $56,235,000;

➢	on May 5, 2005, in connection with a business combination transaction, we issued 2,000,000 shares of our class A common stock to Fagen Management, LLC in exchange for all of its membership interests in United Bio Energy, LLC;

➢	also on May 5, 2005, in connection with a business combination transaction, we issued an aggregate of 3,000,000 shares of our class A common stock to the three shareholders of ICM Marketing, Inc. in exchange for 100% of the outstanding shares of ICM Marketing common stock;

➢	on April 30, 2005, in connection with a business combination transaction, we issued an aggregate of 1,500,000 of our shares of class A common stock to the 21 members of Superior Corn Products, LLC in exchange for 100% of the outstanding membership units of Superior Corn Products, LLC;

➢	on December 28, 2004, we entered into a subscription agreement with US BioEnergy Management, LLC pursuant to which we issued an aggregate of 15,000,000 shares of our class B common stock for subscription payments totaling $5 million; on May 25, 2005, US Bio Resource Group LLC, formerly known as US BioEnergy Management, converted all of its shares of class B common stock to shares of our class A common stock;

Part II

➢	on November 2, 2004, we entered into a subscription agreement with US BioEnergy Management, LLC pursuant to which we issued an aggregate of 10,000,000 shares of our class B common stock for subscription payments totaling $1 million; on May 25, 2005, US Bio Resource Group LLC, formerly known as US BioEnergy Management, converted all of its shares of class B common stock to shares of our class A common stock on a one-for-one basis; and

➢	since our inception in October 2004, we have awarded options to purchase an aggregate of 1,647,000 shares of our common stock with exercise prices ranging from $1.00 to $3.01 per share and 20,000 shares of restricted stock to our employees, directors and consultants and we have offered to sell 331,500 shares of our common stock to our employees, directors and consultants for $1.00 per share; of the options to purchase 1,647,000 shares of our common stock granted since our inception, options to purchase 317,500 shares of our common stock have lapsed or expired, options to purchase 4,000 shares have been exercised and the remaining options to purchase 1,385,500 shares of our common stock expire on various dates within the period beginning on April 30, 2012 and ending on May 22, 2016.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)     The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Transaction Agreement, dated March 31, 2005, between US BioEnergy Corporation and Superior Corn Products, LLC.**
2.2	Transaction Agreement, dated May 5, 2005, among US BioEnergy Corporation, United Bio Energy, LLC, ICM Marketing, Inc. and Fagen Management, LLC.**
2.3	Transaction Agreement, dated March 9, 2006, between US BioEnergy Corporation and Platte Valley Fuel Ethanol, LLC.**
2.4	Transaction Agreement, dated March 9, 2006, between US BioEnergy Corporation and Gold Energy, LLC, as amended by Amendment No. 1, dated March 15, 2006.**
2.5	Purchase Agreement, dated March 31, 2006, between CHS, Inc. and United Bio Energy, LLC.**
2.6	Membership Interest Purchase Agreement, dated April 30, 2006, among US BioEnergy Corporation and certain scheduled interest holders.**
3.1	Amended and Restated Articles of Incorporation.*
3.2	Amended and Restated Bylaws.*
4.1	Specimen common stock certificate.*
4.2	Subscription Agreement, dated November 17, 2005, between US BioEnergy Corporation and CHS Inc.**
4.3	Registration Rights Agreement, dated April 28, 2006, between US BioEnergy Corporation and Platte Valley Energy, LLC.**
4.4	Form of Shareholders’ Agreement.*
5.1	Opinion of Davenport, Evans, Hurwitz & Smith, LLP.*
10.1	Standard Form of Agreement Between Owner and Design-Builder — Lump Sum, dated August 26, 2005, between Superior Corn Products, LLC and Fagen, Inc.**†

Part II

Exhibit
Number		Description

10.2		Standard Form of Agreement Between Owner and Design-Builder — Lump Sum, dated August 26, 2005, between US Bio Albert City, LLC and Fagen, Inc.**†
10.3		Lump Sum Design-Build Agreement, dated January 6, 2006, between Val-E Ethanol, LLC and Fagen, Inc.**†
10.4		Lump Sum Design-Build Expansion Agreement, dated April 24, 2006, between Platte Valley Fuel Ethanol, LLC and Fagen, Inc.**†
10.5		First Amended and Restated Master Agreement for Design, Engineering and Construction of Dry Grind Ethanol Production Facilities (Projects in Advanced Development), dated August 10, 2006, between US BioEnergy Corporation and Fagen, Inc.**†
10.6		Master Agreement for Design, Engineering and Construction of Dry Grind Ethanol Production Facilities (Future Development), dated August 1, 2006, between US BioEnergy Corporation and Fagen, Inc.**†
10.7		Master Loan Agreement, dated November 15, 2005, between US Bio Albert City, LLC and AgStar Financial Services, PCA, as amended by Amendment No. 1, dated July 31, 2006, and as supplemented by the First Supplement, dated November 15, 2005, as amended, and the Second Supplement, dated November 15, 2005.**
10.8		Continuing Guaranty, dated November 15, 2005, between US BioEnergy Corporation and AgStar Financial Services, PCA.**
10.9		Master Loan Agreement, dated November 15, 2005, between Superior Corn Products, LLC and AgStar Financial Services, PCA, as amended by Amendment No. 1, dated July 31, 2006, and as supplemented by the First Supplement, dated November 15, 2005, as amended, and the Second Supplement, dated November 15, 2005.**
10.1	0	Continuing Guaranty, dated November 15, 2005, between US BioEnergy Corporation and AgStar Financial Services, PCA.**
10.1	1	Construction Loan Agreement, dated December 10, 2003, between Platte Valley Fuel Ethanol, LLC and First National Bank of Omaha, as amended by Amendment to Promissory Note, dated September 20, 2004, Amendment No. 2, dated December 9, 2004, Amendment No. 3, dated January 9, 2005, Amendment No. 4, dated December 9, 2005, and the Letter Agreement, dated July 28, 2006.**
10.1	2	Redevelopment Contract, dated October 31, 2003, between Community Redevelopment Authority of the City of Central City, Nebraska and Platte Valley Fuel Ethanol, LLC.**
10.1	3	2005 Stock Incentive Plan.**
10.1	4	2006 Stock Incentive Plan.*
10.1	5	2006 Employee Stock Purchase Plan.*
10.1	6	Services Agreement, dated November 2005, between US BioEnergy Corporation and Capitaline Advisors, LLC, as amended by the First Amendment, dated August 14, 2006.**
10.1	7	Aircraft Lease Agreement, dated March 1, 2006, between US BioEnergy Corporation and Capitaline Advisors, LLC (Beechcraft King Air B200).**
10.1	8	Aircraft Lease Agreement, dated March 1, 2006, between US BioEnergy Corporation and Capitaline Advisors, LLC (Cessna T182T).**
10.1	9	Lease Agreement, dated June 1, 2006, between US BioEnergy Corporation and CHS Inc.**
10.2	0	Amended and Restated Operating Agreement of United Bio Energy Fuels, LLC, dated March 31, 2006.**

Part II

Exhibit
Number		Description

10.2	1	Management Agreement, dated March 31, 2006, between United Bio Energy Fuels, LLC and CHS Inc.**
10.2	2	Ethanol Sales and Marketing Agreement, dated March 31, 2006, between US BioEnergy Corporation and Provista Renewable Fuels Marketing, LLC (formerly known as United Bio Energy Fuels, LLC), as amended by Amendment No. 1, effective as of March 31, 2006.†
10.2	3	Leased Employee Agreement, dated May 15, 2006, between United Bio Energy, LLC and United Bio Energy Fuels, LLC.**
10.2	4	Letter Agreement, dated April 30, 2005, between US BioEnergy Corporation and Jeffrey Roskam.**
10.2	5	Consulting Agreement, dated April 30, 2005, between US BioEnergy Corporation and David VanderGriend.**
10.2	6	Construction Loan Agreement, dated August 22, 2006, between Platte Valley Fuel Ethanol, LLC and First National Bank of Omaha.**
10.2	7	Form of Incentive Stock Option Agreement under the US BioEnergy Corporation 2005 Stock Incentive Plan.**
10.2	8	Stock Option Agreement, dated November 17, 2005, between US BioEnergy Corporation and Global Ethanol, Inc.**
10.2	9	Stock Option Agreement, dated November 17, 2005, between US BioEnergy Corporation and Capitaline Advisors, LLC.**
21.1		Subsidiaries of US BioEnergy Corporation.**
23.1		Consent of McGladrey & Pullen, LLP, independent auditors, relating to the consolidated financial statements of US BioEnergy Corporation, United Bio Energy, LLC, Platte Valley Fuel Ethanol, LLC and US BioWoodbury, LLC (formerly Superior Corn Products, LLC).
23.2		Consent of Kennedy and Coe, LLC, independent auditors, relating to the consolidated financial statements of United Bio Energy, LLC and ICM Marketing, Inc.
23.3		Consent of Christianson & Associates, PLLP, independent auditors, relating to the financial statements of Superior Corn Products, LLC.
23.4		Consent of Davenport, Evans, Hurwitz & Smith, LLP (included in Exhibit 5.1).*
24.1		Power of Attorney (included on signature page)**
24.2		Power of Attorney**

*	To be filed by amendment

**	Previously filed

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended. Omitted portions for which confidential treatment has been requested have been filed separately with the Securities and Exchange Commission.

Part II

(b)	Financial Statement Schedule
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

		Additions

	Balance at	Charged to	Charged to			Balance at
Years ended:	Beginning of	Expense	Other Accounts		Deductions	End of Year
	Year

	(dollars in thousands)
December 31, 2004
Deferred income tax asset valuation allowance	$—	$19	$—		$—	$19
December 31, 2005
Allowance for doubtful accounts	—	(68)	173	(a)	(30)	75
Deferred income tax asset valuation allowance	19	1,331	—		—	1,350

(a)	Allocated purchase price adjustment from the United Bio Energy, LLC business combination in May 2005.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
US BioEnergy Corporation
Inver Grove Heights, Minnesota
Our audits of the consolidated financial statements of US BioEnergy Corporation and subsidiaries referred to in our report dated January 27, 2006, included elsewhere in this Registration Statement on Form S-1, also included the financial statement Schedule II of US BioEnergy Corporation and subsidiaries, listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits of the consolidated financial statements.
In our opinion, the financial statement Schedule II, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Sioux Falls, South Dakota
January 27, 2006

ITEM 17.	UNDERTAKINGS
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange

Part II

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Brookings, State of South Dakota, on November 14, 2006.

US BIOENERGY CORPORATION

By:	/s/ Gordon W. Ommen

Name: Gordon W. Ommen

Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities indicated on November 14, 2006.

Title
Signature

/s/ Gordon W. Ommen Gordon W. Ommen		Chief Executive Officer, Chairman of the Board of Directors (Principal Executive Officer)

/s/ Richard K. Atkinson Richard K. Atkinson		Senior Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Virg G. Garbers Virg G. Garbers		Corporate Controller (Principal Accounting Officer)

* James E. Dauwalter		Director

* Jay D. Debertin		Director

* Jennifer A. Johnson		Director

* James B. Morgan		Director

* Steven P. Myers		Director

* Clifford F. Mesner		Director

* Mark A. Ruelle		Director

*By:	/s/ Gordon W. Ommen Gordon W. Ommen Attorney-in-fact

Exhibit index

Exhibit
number	Description

1.1	Form of Underwriting Agreement.*
2.1	Transaction Agreement, dated March 31, 2005, between US BioEnergy Corporation and Superior Corn Products, LLC.**
2.2	Transaction Agreement, dated May 5, 2005, among US BioEnergy Corporation, United Bio Energy, LLC, ICM Marketing, Inc. and Fagen Management, LLC.**
2.3	Transaction Agreement, dated March 9, 2006, between US BioEnergy Corporation and Platte Valley Fuel Ethanol, LLC.**
2.4	Transaction Agreement, dated March 9, 2006, between US BioEnergy Corporation and Gold Energy, LLC, as amended by Amendment No. 1, dated March 15, 2006.**
2.5	Purchase Agreement, dated March 31, 2006, between CHS, Inc. and United Bio Energy, LLC.**
2.6	Membership Interest Purchase Agreement, dated April 30, 2006, among US BioEnergy Corporation and certain scheduled interest holders.**
3.1	Amended and Restated Articles of Incorporation.*
3.2	Amended and Restated Bylaws.*
4.1	Specimen common stock certificate.*
4.2	Subscription Agreement, dated November 17, 2005, between US BioEnergy Corporation and CHS Inc.**
4.3	Registration Rights Agreement, dated April 28, 2006, between US BioEnergy Corporation and Platte Valley Energy, LLC.**
4.4	Form of Shareholders’ Agreement.*
5.1	Opinion of Davenport, Evans, Hurwitz & Smith, LLP.*
10.1	Standard Form of Agreement Between Owner and Design-Builder — Lump Sum, dated August 26, 2005, between Superior Corn Products, LLC and Fagen, Inc.**†
10.2	Standard Form of Agreement Between Owner and Design-Builder — Lump Sum, dated August 26, 2005, between US Bio Albert City, LLC and Fagen, Inc.**†
10.3	Lump Sum Design-Build Agreement, dated January 6, 2006, between Val-E Ethanol, LLC and Fagen, Inc.**†
10.4	Lump Sum Design-Build Expansion Agreement, dated April 24, 2006, between Platte Valley Fuel Ethanol, LLC and Fagen, Inc.**†
10.5	First Amended and Restated Master Agreement for Design, Engineering and Construction of Dry Grind Ethanol Production Facilities (Projects in Advanced Development), dated August 10, 2006, between US BioEnergy Corporation and Fagen, Inc.**†
10.6	Master Agreement for Design, Engineering and Construction of Dry Grind Ethanol Production Facilities (Future Development), dated August 1, 2006, between US BioEnergy Corporation and Fagen, Inc.**†
10.7	Master Loan Agreement, dated November 15, 2005, between US Bio Albert City, LLC and AgStar Financial Services, PCA, as amended by Amendment No. 1, dated July 31, 2006, and as supplemented by the First Supplement, dated November 15, 2005, as amended, and the Second Supplement, dated November 15, 2005.**
10.8	Continuing Guaranty, dated November 15, 2005, between US BioEnergy Corporation and AgStar Financial Services, PCA.**

Exhibit index

Exhibit
number	Description

10.9	Master Loan Agreement, dated November 15, 2005, between Superior Corn Products, LLC and AgStar Financial Services, PCA, as amended by Amendment No. 1, dated July 31, 2006, and as supplemented by the First Supplement, dated November 15, 2005, as amended, and the Second Supplement, dated November 15, 2005.**
10.10	Continuing Guaranty, dated November 15, 2005, between US BioEnergy Corporation and AgStar Financial Services, PCA.**
10.11	Construction Loan Agreement, dated December 10, 2003, between Platte Valley Fuel Ethanol, LLC and First National Bank of Omaha, as amended by Amendment to Promissory Note, dated September 20, 2004, Amendment No. 2, dated December 9, 2004, Amendment No. 3, dated January 9, 2005, Amendment No. 4, dated December 9, 2005, and the Letter Agreement, dated July 28, 2006.**
10.12	Redevelopment Contract, dated October 31, 2003, between Community Redevelopment Authority of the City of Central City, Nebraska and Platte Valley Fuel Ethanol, LLC.**
10.13	2005 Stock Incentive Plan.**
10.14	2006 Stock Incentive Plan.*
10.15	2006 Employee Stock Purchase Plan.*
10.16	Services Agreement, dated November 2005, between US BioEnergy Corporation and Capitaline Advisors, LLC, as amended by the First Amendment, dated August 14, 2006.**
10.17	Aircraft Lease Agreement, dated March 1, 2006, between US BioEnergy Corporation and Capitaline Advisors, LLC (Beechcraft King Air B200).**
10.18	Aircraft Lease Agreement, dated March 1, 2006, between US BioEnergy Corporation and Capitaline Advisors, LLC (Cessna T182T).**
10.19	Lease Agreement, dated June 1, 2006, between US BioEnergy Corporation and CHS Inc.**
10.20	Amended and Restated Operating Agreement of United Bio Energy Fuels, LLC, dated March 31, 2006.**
10.21	Management Agreement, dated March 31, 2006, between United Bio Energy Fuels, LLC and CHS Inc.**
10.22	Ethanol Sales and Marketing Agreement, dated March 31, 2006, between US BioEnergy Corporation and Provista Renewable Fuels Marketing, LLC (formerly known as United Bio Energy Fuels, LLC), as amended by Amendment No. 1, effective as of March 31, 2006.†
10.23	Leased Employee Agreement, dated May 15, 2006, between United Bio Energy, LLC and United Bio Energy Fuels, LLC.**
10.24	Letter Agreement, dated April 30, 2005, between US BioEnergy Corporation and Jeffrey Roskam.**
10.25	Consulting Agreement, dated April 30, 2005, between US BioEnergy Corporation and David VanderGriend.**
10.26	Construction Loan Agreement, dated August 22, 2006, between Platte Valley Fuel Ethanol, LLC and First National Bank of Omaha.**
10.27	Form of Incentive Stock Option Agreement under the US BioEnergy Corporation 2005 Stock Incentive Plan.**
10.28	Stock Option Agreement, dated November 17, 2005, between US BioEnergy Corporation and Global Ethanol, Inc.**
10.29	Stock Option Agreement, dated November 17, 2005, between US BioEnergy Corporation and Capitaline Advisors, LLC.**

Exhibit index

Exhibit
number	Description

21.1	Subsidiaries of US BioEnergy Corporation.**
23.1	Consent of McGladrey & Pullen, LLP, independent auditors, relating to the consolidated financial statements of US BioEnergy Corporation, United Bio Energy, LLC, Platte Valley Fuel Ethanol, LLC and US BioWoodbury, LLC (formerly Superior Corn Products, LLC).
23.2	Consent of Kennedy and Coe, LLC, independent auditors, relating to the consolidated financial statements of United Bio Energy, LLC and ICM Marketing, Inc.
23.3	Consent of Christianson & Associates, PLLP, independent auditors, relating to the financial statements of Superior Corn Products LLC.
23.4	Consent of Davenport, Evans, Hurwitz & Smith, LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page)**
24.2	Power of Attorney**

*	To be filed by amendment

**	Previously filed

†	Portions of the exhibit have been omitted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933, as amended. Omitted portions for which confidential treatment has been requested have been filed separately with the Securities and Exchange Commission.